10/26

06018083

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kumba Iron Ore Limited

*CURRENT ADDRESS Roger Dyason Road
Pretoria West, 0183
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 07 2006
THOMSON
FINANCIAL

FILE NO. 82- 35032 FISCAL YEAR

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: MMC

DAT : 11/3/06

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310
("Kumba" or "the company")

CIRCULAR TO KUMBA SHAREHOLDERS

relating to:

- the implementation of an empowerment transaction;
- the change of name to Exxaro Resources Limited ("Exxaro");
- the sale of a 79,38% interest in Sishen Iron Ore Company (Proprietary) Limited ("SIOC") to Kumba Iron Ore Limited ("Kumba Iron Ore");
- the distribution *in specie* by Kumba of its entire shareholding in Kumba Iron Ore and the listing of Kumba Iron Ore on the JSE Limited;
- the acquisition of Eyesizwe Coal (Proprietary) Limited;
- the acquisition of options over Namakwa Sands and a 26% interest in Black Mountain Mining (Proprietary) Limited (including the Gamsberg project);
- a *pro rata* repurchase of 38 331 012 Exxaro shares;
- a specific issue of 65 334 843 Exxaro shares for cash;
- an option to repurchase 10 000 000 Exxaro shares from Anglo South Africa Capital (Proprietary) Limited through a specific repurchase;
- a conditional mandatory offer to Exxaro shareholders ("mandatory offer");
- the proposed waiver of the mandatory offer;
- the approval of an Exxaro employee empowerment participation scheme;
- the approval of a SIOC employee share participation scheme;
- a specific issue of Exxaro and Kumba Iron Ore shares for cash to the Exxaro and Kumba Iron Ore management share scheme trusts;
- the amendment of the existing Kumba management share scheme trust;
- the approval of Exxaro share incentive plans;
- the approval of Kumba Iron Ore share incentive plans; and
- the amendment of Exxaro's articles of association;

and including:

- a notice of general meeting;
- a form of proxy for use by certificated and "own name" dematerialised shareholders only (blue);
- a form of acceptance and surrender in respect of the pro rata repurchase for use by certificated shareholders only (pink);
- a form of acceptance and surrender in respect of the mandatory offer for use by certificated shareholders only (yellow); and
- a form of surrender in respect of the change of name for use by certificated shareholders only (green).

Date of issue: 9 October 2006

Merchant bank, debt adviser and transaction sponsor to Kumba

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Structuring, financial and debt adviser to Anglo American plc

Deutsche Securities
Member of the Deutsche Bank Group

Corporate law adviser to Kumba

Attorneys to Kumba

DENEYS REITZ ATTORNEYS

Lead sponsor to Anglo American plc and Kumba

JPMorgan
J.P. Morgan Equities Limited

Financial adviser to Eyabantu

NEDBANK CAPITAL

Attorneys to Anglo American plc

Webber Wentzel Bowens

Independent financial expert

citigroup
Citigroup Global Markets Limited

Independent technical adviser

Consulting

Reporting accountants

Deloitte.
Deloitte & Touche
Registered Auditors

Facilitators

IDC

bhpbilliton

Financial adviser to IDC

ABSA CAPITAL

Attorneys to IDC

Hofmeyr

Attorneys to the Tiso Consortium

TWB
TUGENDHAFT WAPNICK BANCHETTI AND PARTNERS

Attorneys to the Eyabantu Consortium and the BEE Women's Group

Kwinana Nyapotse Inc.

Joint advisers to Eyesizwe

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

bell dewar hall

schwarznorthinc ATTORNEYS

This suite of documents includes:

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

Shareholders are encouraged to make use of the toll free Kumba Shareholder Information Line for assistance regarding the contents of this circular to Kumba shareholders

Kumba Shareholder Information Line

0800 202 361

(or +27 11 870-8222 if you are calling from outside South Africa)

This service will be in operation from

9 October 2006 until 1 December 2006

(Both dates inclusive)

Computershare

Please note that your call may be recorded for security purposes

This suite of documents includes:

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

IMPORTANT INFORMATION

The release, publication or distribution of this circular in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this circular is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This circular does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

The Kumba Iron Ore shares which will be distributed in the unbundling will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

The *pro rata* repurchase and the mandatory offer for Exxaro shares described herein are not being, and will not be, made, directly or indirectly, in or into Canada, the Republic of Ireland, Japan, Australia or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Exxaro and BEE Holdco, as the case may be, will not be permitted to accept, directly or indirectly, any tenders made, in connection with the *pro rata* repurchase or the mandatory offer, in or from any of the foregoing jurisdictions.

The descriptions of the reinvestment option and the suite of instruments contained herein are included for information purposes only and do not constitute an offer of securities for sale. The reinvestment option, if implemented, will not constitute an offer of securities for sale in the US, the UK, Canada, Japan, Australia and the Republic of Ireland or any other jurisdiction outside South Africa in which the offer, sale or delivery of such securities would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Securities may not be offered for sale or sold in the US unless they are registered under the US Securities Act or are exempt from registration. Neither the SEC nor any US state securities commission has approved or disapproved the suite of instruments or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

This circular contains statements about Kumba that are or may be forward looking statements. All statements other than statements of historical facts included in this circular, may be forward looking statements. Any statements preceded or followed by or that include the words "targets", believes", "expects", "intends", "will", "may", "anticipates" or similar expression or the negative thereof are forward looking statements.

Forward looking statements include statements relating to the following:

- future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- business and management strategies and the expansion and growth of Kumba; and
- the effects of Government regulation on Kumba's businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Kumba or any director, employee or agent of Kumba or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Kumba expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CORPORATE INFORMATION AND ADVISERS

Company secretary and registered office

M S Viljoen
Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

Attorneys

Deneys Reitz Inc
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
(PO Box 784903, Sandton, 2146)

Corporate law advisers

CLS Consulting Services (Proprietary) Limited
(Registration number 1999/014204/07)
Roger Dyason Road
Pretoria West, 0183
(PO Box 21043, Valhalla, 0137)

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Merchant bank, debt adviser and transaction sponsor

Rand Merchant Bank, a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Fredman Drive
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Lead sponsor

JP Morgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Illovo, 2196
(Private bag X9936, Sandton, 2196)

Independent expert

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Reporting accountants

Deloitte & Touche
Chartered Accountants (SA)
Registered Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Independent technical adviser

Steffen, Robertson and Kirsten Consulting
(South Africa) (Proprietary) Limited
(Registration number 1995/012890/07)
265 Oxford Road
Illovo, 2196
(PO Box 55291, Northland, 2116)

TABLE OF CONTENTS

This circular is available in English only. Copies may be obtained from the registered office of Kumba and the transfer secretaries at the addresses set out on page 3.

ACTION REQUIRED BY KUMBA SHAREHOLDERS

This circular is important and requires your immediate attention. If you are in any doubt as to what action to take, please consult your broker, CSDP, banker, accountant, attorney or other financial adviser.

If you have disposed of your Kumba shares, this circular should be handed to the purchaser of such Kumba shares or the broker, CSDP or other agent who disposed of your Kumba shares for you.

Please take careful note of the following provisions regarding the action required by Kumba shareholders.

1. VOTING AND ATTENDANCE AT THE GENERAL MEETING

A general meeting of Kumba shareholders will be held at 10:00 on Thursday, 2 November 2006 at the registered office of Kumba to vote on the resolutions set out in the notice of general meeting attached to this circular.

1.1 If you have dematerialised your Kumba shares without "own name" registration:

- If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish them with your voting instructions.
- If your CSDP or broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP or broker.
- You must **not** complete the attached form of proxy (blue).
- In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the general meeting in person, or if you wish to send a proxy to represent you at the general meeting and your CSDP or broker will issue the necessary letter of authority or form of proxy for you or your proxy to attend the general meeting.

1.2 If you have dematerialised your Kumba shares with "own name" registration:

- You may attend and vote at the general meeting in person.
- Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains, which form must be lodged with or posted to the transfer secretaries to be received by no later than 10:00 on Tuesday, 31 October 2006.

1.3 If you have not dematerialised your Kumba shares

- You may attend and vote at the general meeting in person.
- Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains, which form must be lodged with or posted to the transfer secretaries to be received by no later than 10:00 on Tuesday, 31 October 2006.

2. THE *PRO RATA* REPURCHASE AND THE MANDATORY OFFER

Kumba has made an offer to all Kumba shareholders to repurchase 38 331 012 Exxaro shares on a *pro rata* basis. Furthermore, in the event that Kumba shareholders do not vote in favour of a waiver of their rights thereto, BEE Holdco will extend a mandatory offer to Kumba shareholders to acquire all their Exxaro shares.

Full details of the *pro rata* repurchase and mandatory offer are contained in paragraphs 7 and 14, respectively, of this circular.

If you do not wish to participate in the *pro rata* repurchase or to accept the mandatory offer, you do not need to take any action. Should you wish to participate in the *pro rata* repurchase or to accept the mandatory offer, you should take the actions stipulated in paragraphs 2.1 or 2.2 below, as applicable.

2.1 If you have dematerialised your Kumba shares with or without "own name" registration:

- If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish them with your instructions in respect of the *pro rata* repurchase and mandatory offer.
- If your CSDP or broker does not obtain instructions from you, they will be obliged to act in accordance with the instructions contained in the agreement concluded between you and your CSDP or broker.

- You must **not** complete the attached forms of acceptance and surrender (pink for the *pro rata* repurchase and yellow for the mandatory offer).
- **You must not trade in the shares in respect of which the mandatory offer or *pro rata* repurchase has been accepted once you have furnished your instruction to your CSDP or broker.**

2.2 If you have not dematerialised your Kumba shares:

Should you wish to accept the *pro rata* repurchase or, to the extent that it is not waived, the mandatory offer, you should complete the relevant attached form of acceptance and surrender (pink for the *pro rata* repurchase and yellow for the mandatory offer) and return it to the transfer secretaries in accordance with the instructions contained therein, which form must be lodged with or posted to the transfer secretaries to be received by no later than 12:00 on Friday, 24 November 2006.

3. THE CHANGE OF NAME

3.1 If you have dematerialised your Kumba shares with or without "own name" registration:

No further action is required. Subject to the name change being approved by Kumba shareholders and the resolutions relating thereto having been registered by CIPRO, dematerialised Kumba shareholders will have their accounts held with their CSDP or broker updated to reflect the change of name.

3.2 If you have not dematerialised your Kumba shares:

- Subject to the name change being approved by Kumba shareholders and the resolutions relating thereto having been registered by CIPRO, certificated Kumba shareholders are required to surrender their Kumba share certificates so that they may be issued with new share certificates reflecting the name change.
- To facilitate the timeous receipt by certificated Kumba shareholders of replacement Exxaro share certificates reflecting the name change, certificated Kumba shareholders who wish to anticipate the implementation of the name change and who do not wish to deal in their existing Kumba shares prior to the name change are requested to surrender their certificates to the transfer secretaries in accordance with the form of surrender (green) attached to this circular.

4. APPLICABLE LAWS

The transaction may be affected by the laws of the relevant jurisdictions of non-resident shareholders. Such non-resident shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions. It is the responsibility of any non-resident shareholder to satisfy himself as to the full observation of the laws and regulatory requirements of the relevant jurisdiction in connection with the transaction, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any issue, transfer or other taxes or other requisite payments due to such jurisdiction.

The transaction is governed by the laws of South Africa and is subject to any applicable laws and regulations, including the South African Exchange Control Regulations.

Any shareholder who is in doubt as to their position, including, without limitation, their tax status, should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

5. DEMATERIALISATION AND REMATERIALISATION OF KUMBA SHARES

If you wish to dematerialise your Kumba shares, please contact your broker or CSDP. Kumba share certificates may not be dematerialised or rematerialised after Friday, 17 November 2006.

The attention of Kumba shareholders is drawn to the fact that those Kumba shareholders holding Kumba shares in certificated form will receive a Kumba Iron Ore share certificate in respect of their entitlement to Kumba Iron Ore shares and will be required to dematerialise such share certificate to trade their Kumba Iron Ore shares on the JSE.

IMPORTANT DATES AND TIMES

	2006
Circular and notice of general meeting posted to Kumba shareholders on or about	Monday, 9 October
Last day for receipt of proxies in respect of the general meeting by 10:00 on	Tuesday, 31 October
General meeting of Kumba shareholders at 10:00 on	Thursday, 2 November
Results of general meeting released on SENS on	Thursday, 2 November
Results of general meeting published in the press on	Friday, 3 November
Pro rata repurchase opens on	Friday, 3 November
Mandatory offer opens **(assuming the whitewash resolution is not approved)** on	Friday, 3 November
Transaction expected to become unconditional on or about	Thursday, 9 November
Finalisation announcement released on SENS and published in the press on or about	Thursday, 9 November
Last day to trade to participate in the unbundling and the *pro rata* repurchase on	Friday, 17 November
Last day to trade to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on	Friday, 17 November
Kumba Iron Ore shares trade separately on the JSE under the JSE code KIO and ISIN ZAE000085346 on	Monday, 20 November
Announcement of apportionment of base cost for CGT purposes on or about	Wednesday, 22 November
Last day to trade in Kumba shares prior to the change of name on	Friday, 24 November
Record date to participate in the unbundling and the *pro rata* repurchase on	Friday, 24 November
Pro rata repurchase closes at 12:00 on	Friday, 24 November
Record date to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on	Friday, 24 November
Mandatory offer closes **(assuming the whitewash resolution is not approved)** at 12:00 on	Friday, 24 November
Exxaro shares commence trading under the JSE code EXX and ISIN ZAE00084992 on	Monday, 27 November
Kumba Iron Ore share certificates will be posted, by registered post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on	Monday, 27 November
Cheques in respect of the *pro rata* repurchase consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on	Tuesday, 28 November
Assuming the whitewash resolution is not approved, cheques in respect of the mandatory offer consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on	Tuesday, 28 November
Record date for the change of name on	Friday, 1 December
Exxaro share certificates reflecting the name change, as well as share certificates in respect of shares not repurchased, will be posted by registered post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated on	Monday, 4 December

Notes:

1. Any changes to the above dates and times will be released on SENS and published in the press.
2. All times given in this circular are local times in South Africa.
3. Share certificates in the name of Kumba Resources Limited may not be dematerialised or rematerialised ***after Friday, 17 November 2006.***

INTERPRETATION AND DEFINITIONS

In this circular and its annexures, unless the context indicates a contrary intention, an expression which denotes any gender includes the other genders, a natural person includes a juristic person and *vice versa*, the singular includes the plural and *vice versa* and the following expressions bear the meanings assigned to them below:

"A$"	Australian dollar, the Australian currency;
"Act"	Companies Act, No. 61 of 1973, as amended;
"ADR"	American Depositary Receipt;
"ADS"	American Depositary Share;
"Anglo American Group"	Anglo American plc and all of its subsidiaries, whether direct or indirect;
"Anglo American plc"	Anglo American plc, registration number 3564138, a public company incorporated in accordance with the laws of England and Wales, all of the ordinary shares of which are listed on the London Stock Exchange (primary listing), the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange;
"Anglo Finance"	Anglo American SA Finance Limited, registration number 2003/015144/06, a public company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc, or such other South African Anglo American Group treasury company or companies as may be identified by ASAC;
"Anglo Coal"	Anglo Coal, a wholly-owned division of AOL holding Anglo American plc's South African coal assets;
"AOL"	Anglo Operations Limited, registration number 1921/006730/06, a public company incorporated in accordance with the laws of South Africa and an indirectly owned subsidiary of Anglo American plc;
"articles"	the articles of association;
"ASAC repurchase option"	the option granted to Exxaro by ASAC, subject to the whitewash resolution being passed, to repurchase 10 million Exxaro shares from ASAC at the *pro rata* repurchase price;
"ASAC"	Anglo South Africa Capital (Proprietary) Limited, registration number 1999/002391/07, a private company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc;
"Australia Sands"	Ticor (Proprietary) Limited, formerly Ticor Limited, registration number ABN 009084851, a private company duly incorporated in accordance with the laws of Western Australia and a wholly-owned subsidiary of Exxaro, which was previously listed on the Australian Stock Exchange and which holds 50% of the Tiwest Joint Venture;
"Australia Sands acquisition"	the acquisition by Kumba of the equity of the minority shareholders of Australia Sands in November 2005, thus making Kumba the sole shareholder of Australia Sands;
"Basadi ba Kopane"	Basadi ba Kopane Investments (Proprietary) Limited, registration number 2005/035712/07, a private company incorporated in accordance with the laws of South Africa;
"BEE"	black economic empowerment;
"BEE Holdco"	Main Street 333 (Proprietary) Limited, registration number 2005/025692/07, a private company incorporated in accordance with the laws of South Africa, which will hold, following the implementation of the transaction, the interests of the BEE partners and the IDC in Exxaro;

"BEE Holdco ASAC preference shares"	variable rate redeemable preference shares in the capital of BEE Holdco, redeemable in full on the seventh anniversary of the transaction completion date, to be issued to ASAC by BEE Holdco in consideration for the sale by ASAC of 79 717 417 Exxaro shares held by ASAC to BEE Holdco;
"BEE Holdco IDC preference shares"	variable rate redeemable preference shares in the capital of BEE Holdco to be issued to the IDC in consideration for the sale by the IDC of a portion of its Exxaro shares to BEE Holdco, as contemplated in paragraph 8 of the mandatory offer to Exxaro shareholders attached hereto;
"BEE Holdco ordinary shares"	ordinary shares with a par value of 1 cent each in the share capital of BEE Holdco;
"BEE Holdco Relationship Agreement"	the relationship agreement entered into or to be entered into between ASAC, Kumba, BHP Billiton, BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and the IDC, in terms of which BEE Holdco and its shareholders undertake, *inter alia*, that BEE Holdco will remain an HDSA until the final date;
"BEE Partners"	collectively, Eyesizwe Mining, the Eyabantu Consortium, the Tiso Consortium and the BEE Women's Group Consortium;
"BEE Women's Group Consortium"	the consortium led by SAWIMA, comprising SAWIMA, SAWIMIH, Xiphemu Investments, Malibongwe, Nozala Investments, National Movement of Rural Women and Northern Cape – National Movement of Rural Women;
"BEE Women's Group SPV"	Basadi ba Kopane, a special purpose private company which will hold the interests of the members of the BEE Women's Group Consortium in BEE Holdco, and no other assets;
"BEE Women's Group SPV preference shares"	preference shares in the share capital of BEE Women's Group SPV to be issued by BEE Women's Group SPV to the IDC in consideration for the sale by the IDC of a portion of its Exxaro shares to BEE Women's Group SPV, as contemplated in paragraph 8 of the mandatory offer to Exxaro shareholders attached hereto;
"BHP Billiton"	BHP Billiton SA Holdings Limited, formerly known as Ingwe Coal Corporation Limited, registration number 1896/001356/06, a public company incorporated in accordance with the laws of South Africa and a shareholder in Eyesizwe Coal;
"Black Mountain business"	the business conducted as a going concern by AOL as the division styled as 'Black Mountain' and by Black Mountain SPV following the exercise of the Black Mountain option and the implementation of the terms of sale pertaining to Black Mountain in connection with the exploration, development, mining, treatment, production and sale of zinc, lead and copper concentrate and other metals and minerals in concentrate form;
"Black Mountain option"	the option granted by AOL to Kumba Base Metals to acquire a 26% interest in Black Mountain SPV;
"Black Mountain SPV"	Black Mountain Mining (Proprietary) Limited, registration number 2005/040096/07, a private company incorporated in accordance with the laws of South Africa, which will hold the Black Mountain business pursuant to the exercise of the Black Mountain option;
"Black Mountain SPV Shareholders Agreement"	the shareholders agreement entered into or to be entered into between AOL, Kumba Base Metals and Black Mountain SPV, in terms of which AOL and Kumba Base Metals will govern their relationship, *inter se*, as shareholders of Black Mountain SPV;
"certificated shareholders"	Kumba shareholders who hold shares in certificated form;
"CGT"	Capital Gains Tax in terms of the Eighth Schedule to the Income Tax Act;
"Charter Scorecard"	the scorecard for the Mining Charter published pursuant to section 100(2)(a) of the MPRDA under Government Gazette (number 26661 of 13 August 2004) as amended or replaced from time to time;
"CIPRO"	the Companies and Intellectual Property Registration Office, formerly the Registrar of Companies;

"circular"	this bound document, dated 9 October 2006, including the annexures and reports attached hereto;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"conditions precedent"	the conditions precedent contained in paragraph 17 of this circular;
"CSDP"	Central Securities Depository Participant, a participant as defined in section 1 of the Securities Services Act, No. 36 of 2004;
"DBP"	Deferred Bonus Plan 2006;
"dematerialised shareholders"	Kumba shareholders who hold Kumba shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title in terms of the Securities Services Act, No. 36 of 2004;
"Depositary"	The Bank of New York;
"designated parties"	ASAC and BHP Billiton;
"DME"	the Government acting through its Department of Minerals and Energy;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to Kumba certificated shares acceptable to Kumba;
"EBIT"	earnings before interest and tax;
"EBITDA"	earnings before interest, tax, depreciation and amortisation;
"eligible Exxaro shareholders"	Exxaro shareholders who are entitled to participate in the *pro rata* repurchase and the mandatory offer, being in respect of: – the mandatory offer, all Exxaro shareholders other than ASAC and the IDC and those Exxaro shareholders whose registered addresses are in excluded jurisdictions; and – the *pro rata* repurchase, all Exxaro shareholders other than those whose registered addresses are in excluded jurisdictions;
"Eskom"	Eskom Holdings Limited, registration number 2002/015527/06, a company incorporated in accordance with the laws of South Africa, all of the ordinary shares of which are held by the Government;
"Exchange Control Regulations"	the South African Exchange Control Regulations of 1961, as amended, issued in terms of section 9 of the Currency and Exchanges Act, No. 9 of 1933, as amended;
"excluded jurisdictions"	Canada, the Republic of Ireland, Japan, Australia or any other jurisdiction outside South Africa in which the *pro rata* repurchase and the mandatory offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations;
"existing share incentive plans"	Kumba's existing share incentive plans described in paragraph 13 of this circular;
"Exxaro"	Kumba, whose name is to be changed to Exxaro Resources Limited, subject to the approval by Kumba shareholders of the resolutions pertaining to the name change and the implementation of the transaction;
"Exxaro ADR"	an ADR evidencing one Exxaro ADS;
"Exxaro ADS"	an ADS evidencing one Exxaro share;
"Exxaro Board"	Exxaro board of directors, as constituted from time to time;
"Exxaro Capital Appreciation Period"	the term of the Exxaro EEPs, being five years;
"Exxaro EEPS"	the Exxaro Employee Empowerment Participation Scheme to be established for the benefit of Exxaro Employee Beneficiaries;

"Exxaro EEPS shares"	Exxaro shares to be issued to the Exxaro EEPS Trust, which will rank *pari passu* with Exxaro shares, save for the restrictions set out in Annexure 2 that will be placed on these shares, which restrictions include the following key restrictions: – these shares may only be traded in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and Exxaro's articles; and – Exxaro will have the right to repurchase certain shares in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and Exxaro's articles;
"Exxaro EEPS Trust"	the Exxaro Employee Empowerment Participation Scheme Trust established for the purpose of holding Exxaro EEPS shares for the benefit of Exxaro Employee Beneficiaries;
"Exxaro Employee Beneficiaries"	Exxaro employees who are eligible to participate in the Exxaro EEPS, who during the Capital Appreciation Period, will be permanent employees of Exxaro, or any of its subsidiaries, employed in South Africa, or in any other country designated by the Exxaro Board: – who do not participate in the existing share incentive plans; – who will not participate in the proposed share incentive plans in respect of Exxaro; and – the majority of whom are HDSAs;
"Exxaro Group"	Exxaro and its subsidiaries;
"Exxaro revised listing particulars"	Exxaro revised listing particulars, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with this circular;
"Exxaro shareholders"	registered holders of Exxaro shares;
"Exxaro shares"	ordinary shares with a par value of 1 cent each in the share capital of Exxaro;
"Eyabantu Capital"	Eyabantu Capital (Proprietary) Limited, registration number 2003/011672/07, a private company incorporated in accordance with the laws of South Africa;
"Eyabantu Consortium"	the consortium led by Eyabantu Capital, which is comprised of Eyabantu Capital, Eyabantu Development Trust, The Mkhonto Trust, The Zandile Investment Trust, Xiphemu Investments, SAWIMA, SAWIMIH, Pinkie Ncetezo and Northern Cape Development Trust Investment Holdings (Proprietary) Limited;
"Eyabantu SPV"	Eyabantu Capital Consortium (Proprietary) Limited, registration number 2005/031587/07, private company incorporated in accordance with the laws of South Africa, which holds all of the interests of the members of the Eyabantu Consortium in BEE Holdco and no other assets;
"Eyesizwe acquisition"	the acquisition by Exxaro of the entire issued share capital of Eyesizwe Coal;
"Eyesizwe Coal"	Eyesizwe Coal (Proprietary) Limited, registration number 1999/010289/07, a private company duly registered and incorporated in accordance with the laws of South Africa, a subsidiary of Eyesizwe Mining;
"Eyesizwe Coal Employees Share Trust"	Eyesizwe Coal Employees Share Trust, Masters Reference Number IT9047/00, a trust established for the benefit of the employees in Eyesizwe Coal and a shareholder in Eyesizwe Coal;
"Eyesizwe Coal vendors"	collectively, ASAC, BHP Billiton, Eyesizwe Coal Employees Share Trust, Eyesizwe Mining and PricewaterhouseCoopers;
"Eyesizwe Holdings"	Eyesizwe Holdings (Proprietary) Limited, registration number 1999/020041/07, a private company incorporated in accordance with the laws of South Africa;
"Eyesizwe Mining"	Eyesizwe Mining (Proprietary) Limited, registration number 1999/008022/07, a private company incorporated in accordance with the laws of South Africa;

"Eyesizwe SPV"	Dreamvision Investments 15 (Proprietary) Limited, registration number 2004/009915/07, a private company incorporated in accordance with the laws of South Africa, which will hold all of the interests of all of the Eyesizwe Coal shareholders in BEE Holdco and (other than those assets permitted under certain agreements concluded to facilitate the transaction) no other assets;
"final date"	the earlier of the tenth anniversary of the transaction completion date and the date upon which the designated parties are satisfied that the empowerment credits obtained, directly or indirectly, pursuant to the transaction can no longer be lost or rescinded;
"foreign excluded shareholders"	shareholders whose registered addresses are in Australia, Canada, Japan and the Republic of Ireland and any other jurisdictions where it is illegal to receive the Kumba Iron Ore shares to be distributed in terms of the unbundling;
"FTSE 100"	a capitalisation-weighted index of the 100 most highly capitalised companies traded on the London Stock Exchange plc;.
"FTSE 250"	a capitalisation-weighted index of the mid-capitalised companies traded on the London Stock Exchange designed to measure the performance of the mid-cap capital and industry segments of the UK market not covered by the large-cap FTSE 100;
"general meeting"	the general meeting of Kumba shareholders to be held at 10:00 on Thursday, 2 November 2006 at the registered office of Kumba;
"Government"	the Government of South Africa;
"HDSA"	a historically disadvantaged South African, being any natural person disadvantaged in law by unfair discrimination before the Constitution of the Republic of South Africa Act, No. 200 of 1993, came into operation, or a category or community of such persons, or an unincorporated entity/association or trust having such persons as the majority of its beneficiaries and trustees/other representatives, or a company or other corporate entity controlled by such persons;
"IDC"	the Industrial Development Corporation of South Africa Limited, registration number 1940/014201/06, a body corporate created under section 2 of the Industrial Development Act, No. 22 of 1940;
"Igoda JV"	Main Street 342 (Proprietary) Limited, which is to be renamed Igoda Coal (Proprietary) Limited, registration number 2005/026493/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa, which will hold the combined Twistdraai mining operations, the export plant and the 5% interest in RBCT currently owned by Sasol Mining, and in which Eyesizwe Coal will acquire a 35% interest should the Igoda transaction be implemented;
"Igoda transaction"	the transaction between Eyesizwe Coal and Sasol Mining in terms of which Eyesizwe Coal will acquire a 35% interest in the Igoda JV;
"Income Tax Act"	Income Tax Act, No 58. of 1962, as amended;
"independent expert"	Citigroup Global Markets Limited, the independent expert appointed by the independent sub-committee of the Kumba Board;
"independent technical adviser"	Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited, registration number 1995/012890/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa;
"Iscor"	Iscor, as it was known prior to changing its name to Ispat Iscor and thereafter to Mittal SA;
"issue for cash"	the issue of 65 334 843 ordinary shares by Exxaro to BEE Holdco for R29,86 per share, by means of a specific issue of shares for cash;
"JSE"	JSE Limited, registration number 2005/022939/06, a public company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004;

"km"	kilometre;
"kt"	thousand metric tonnes;
"Kumba" or "the company"	Kumba Resources Limited, registration number 2000/011076/06, a public company incorporated in accordance with the laws of South Africa, all of the ordinary shares of which are listed on the JSE;
"Kumba ADR"	an ADR evidencing one Kumba ADS;
"Kumba ADS"	an ADS representing one Kumba share;
"Kumba Base Metals"	Kumba Base Metals (Proprietary) Limited, registration number 1967/004375/07, a private company duly incorporated in accordance with the laws of South Africa;
"Kumba Board"	Kumba board of directors, as constituted from time to time;
"Kumba Coal"	Kumba Coal (Proprietary) Limited, registration number 2000/011078/07, a private company duly incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Kumba;
"Kumba Deposit Agreement"	the deposit agreement in respect of the Kumba ADR facility entered into among the Depositary, Kumba and the owners and beneficial owners of Kumba ADRs;
"Kumba directors" or "the directors"	members of the Kumba Board;
"Kumba Group"	Kumba and its subsidiaries;
"Kumba Iron Ore"	Kumba Iron Ore Limited, registration number 2005/015852/06, a public company incorporated in accordance with the laws of South Africa as a wholly-owned subsidiary of Kumba;
"Kumba Iron Ore ADR"	an ADR evidencing one Kumba Iron Ore ADS;
"Kumba Iron Ore ADS"	an ADS evidencing one Kumba Iron Ore share;
"Kumba Iron Ore Deposit Agreement"	the deposit agreement in respect of the Kumba Iron Ore ADR facility entered into among the Depositary, Kumba Iron Ore and the holders of Kumba Iron Ore ADRs;
"Kumba Iron Ore Group"	Kumba Iron Ore and its subsidiaries;
"Kumba Iron Ore pre-listing statement"	the Kumba Iron Ore pre-listing statement, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with this circular;
"Kumba Iron Ore shares"	ordinary shares with a par value of one cent each in the issued share capital of Kumba Iron Ore;
"Kumba-Kumba Iron Ore sale"	the sale by Kumba to Kumba Iron Ore of 9 240 ordinary shares in the share capital of SIOC, constituting 79,38% of the issued share capital of SIOC to be settled through the allotment and issue by Kumba Iron Ore to Kumba of the Kumba-Kumba Iron Ore shares;
"Kumba-Kumba Iron Ore sale completion date"	the date on which the sale of shares agreement entered into or to be entered into between Kumba and Kumba Iron Ore for the Kumba-Kumba Iron Ore sale, is implemented;
"Kumba-Kumba Iron Ore shares"	the number of ordinary shares in the share capital of Kumba Iron Ore equal to the difference between the number of issued ordinary shares in the share capital of Kumba as at the Kumba-Kumba Iron Ore sale completion date and the number of shares in the issued ordinary share capital of Kumba Iron Ore held by Kumba immediately prior to the Kumba-Kumba Iron Ore sale completion date;
"Kumba shareholders"	registered holders of Kumba shares;
"Kumba shares"	ordinary shares with a par value of 1 cent each in the share capital of Kumba;

"KZN Sands"	collectively, Ticor South Africa (KZN) (Proprietary) Limited, registration number 1987/001627/07, a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and Ticor South Africa (Proprietary) Limited, registration number 1998/001039/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa;
"last practicable date"	Thursday, 7 September 2006 being the last practicable date prior to the finalisation of this circular;
"Listings Requirements"	the JSE Listings Requirements in force at the date of this circular;
"LTIP"	Long-Term Incentive Plan 2006;
"Mafube"	Mafube Coal Mining (Proprietary) Limited, registration number 2004/017532/07, a private company incorporated in accordance with the laws of South Africa;
"Mafube adjustment event"	following the expiry of a period of 36 months from the transaction completion date, any one of the following has not occurred: – the conversion of the Mafube mining licence into a mining right, and the obtaining, *inter alia*, of the transfer of the mining right to Mafube; – the DME consenting to the transfer of the Mafube prospecting rights from AOL to Mafube;
"Mafube JV"	the joint venture in respect of, *inter alia*, the Springboklaagte mineral rights, established by ASAC and Eyesizwe Coal, held through Mafube, in which Eyesizwe Coal will acquire an interest of 50%;
"Malibongwe"	Malibongwe Women's Development Organisation, a non-profit organisation registered in terms of the Non-Profit Organisations Act of 1997 with registration number 019-630NPO;
"mandatory offer"	the conditional mandatory offer which will be made by BEE Holdco to eligible Exxaro shareholders, should the whitewash resolution not be approved or if the SRP does not waive the requirement for the mandatory offer, to acquire their Exxaro shares, as required under the SRP Code, and as a result of the acquisition by BEE Holdco of more than 35% of Exxaro's ordinary shares;
"mandatory offer consideration"	the consideration per Exxaro share payable by BEE Holdco to eligible Exxaro shareholders in terms of the mandatory offer, being R45,99 per Exxaro share, which is the same as the *pro rata* repurchase consideration and which represents a discount of 29% to the projected market value of Exxaro shares immediately following the unbundling, calculated with reference to the 30-day volume weighted average price of Kumba shares ("ex" the entitlement to the Kumba Iron Ore distribution) up to and including the last practicable date, before any adjustments relating to the steps required to implement the transaction and assuming that the enterprise value of SIOC represents 70,5% of Kumba's enterprise value;
"Mining Charter"	the broad-based socio-economic empowerment charter for the South African mining industry, developed under section 100 of the MPRDA together with the Charter Scorecard, and any amended or replacement Mining Charter and/or Charter Scorecard from time to time;
"Mittal"	Mittal Steel South Africa Limited, registration number 1989/002164/06, formerly Ispat Iscor, formerly Iscor, a public company duly registered and incorporated with limited liability in accordance with the laws of South Africa, the ordinary shares of which are listed on the JSE;
"MPRDA"	Mineral and Petroleum Resources Development Act, No. 28 of 2002;
"Mt"	million metric tonnes;
"Mtpa"	million metric tonnes per annum;

"Namakwa Sands"	the assets, liabilities, business and associated mineral reserves of Namakwa Sands, being a mineral sands operation owned by AOL;
"Namakwa Sands option"	the option granted by AOL to KZN Sands to acquire Namakwa Sands as a going concern;
"National Movement of Rural Women" or "NMRW"	National Movement of Rural Women (Association incorporated under Section 21), registration number 1999/004177/08, a company not having a share capital incorporated under section 21 of the Act as an association not for gain and which is a member of the BEE Women's Group Consortium and a shareholder of Eyesizwe Mining;
"NCC rights"	the new order mining rights applied for by Eyesizwe Coal under the MPRDA in respect of the activities of Eyesizwe Coal conducted at New Clydesdale Colliery;
"New Clydesdale Colliery" or "NCC"	the mine known as New Clydesdale Colliery, situated in the magisterial districts of Witbank and Middelburg, Mpumalanga;
"New Clydesdale Colliery adjustment event"	any one of the following: – following the expiry of a period of 36 months from the transaction completion date, the DME has not granted the NCC rights; or – the DME advising Eyesizwe Coal that it does not intend to grant the NCC Rights to Eyesizwe Coal, alternatively that it has granted the NCC rights to a third party; or – the NCC rights being granted subject to terms and conditions not in accordance with generally accepted norms in the mining industry and which will have a material adverse effect on the operations of Eyesizwe Coal;
"Newco Relationship Agreement"	the relationship agreement entered into between ASAC, Kumba, BHP Billiton, Exxaro EEPS Trust and BEE Holdco in terms of which Kumba/Exxaro and BEE Holdco undertake, *inter alia*, that Kumba/Exxaro will remain an HDSA until the final date;
"non-excluded Exxaro shareholders"	Exxaro shareholders who are eligible to participate in the reinvestment option, being Exxaro shareholders who have accepted the mandatory offer and who are residents of the common monetary area (non-residents of and emigrants from the common monetary area are specifically excluded from participation in the reinvestment option in terms of the Exchange Control Regulations);
"Northern Cape – National Movement of Rural Women" or "NC – NMRW"	the Northern Cape branch of the National Movement of Rural Women and a member of the BEE Women's Group Consortium;
"Northern Cape Leads"	the facilitators of the SIOC Community Development Trust, being Tiso and Eyabantu Capital;
"Nozala Investments"	Nozala Investments (Proprietary) Limited, registration number 1996/004733/07, a private company incorporated in accordance with the laws of South Africa;
"PricewaterhouseCoopers"	PricewaterhouseCoopers Corporate Finance (Proprietary) Limited, registration number 1970/003711/07, a private company incorporated in accordance with the laws of South Africa;
"*pro rata* repurchase"	the offer by Exxaro to eligible Exxaro shareholders to purchase from them, on a *pro rata basis*, by way of a specific repurchase, 38 331 012 Exxaro shares, at the *pro rata* repurchase price. Eligible Exxaro shareholders will be afforded the opportunity to tender excess Exxaro shares into the *pro rata* repurchase as detailed in paragraph 7 of this circular;
"*pro rata* repurchase price"	the price per Exxaro share offered by Exxaro to eligible Exxaro shareholders in the *pro rata* repurchase, being R45,99 per Exxaro share, which represents a discount of 29% to the projected market value of Exxaro shares immediately following the unbundling, calculated with reference to the 30-day volume weighted average price of Kumba shares ("ex" the entitlement to the Kumba Iron Ore distribution) up to and including the last practicable date, before any adjustments relating to the steps required to implement the transaction and assuming that the enterprise value of SIOC represents 70,5% of Kumba's enterprise value;

"proposed share incentive plans"	collectively, the SAR, LTIP and DBP, which will be adopted by Exxaro or Kumba Iron Ore, as the case may be, subject to approval by Kumba shareholders;
"RBCT"	Richards Bay Coal Terminal, located in Richards Bay, South Africa;
"record date"	the date on which Kumba shareholders must be recorded in the register as such to participate in the unbundling, the *pro rata* repurchase and the mandatory offer (assuming the whitewash resolution is not approved), being Friday, 24 November 2006;
"registered office of Kumba"	Roger Dyason Road, Pretoria West, 0183;
"reinvestment option"	the option whereby non-excluded Exxaro shareholders who accept the mandatory offer may utilise a portion of the mandatory offer consideration to invest in the suite of instruments and will be obliged to receive a loan from BEE Holdco on the same terms as ASAC, as described in paragraph 8 of the mandatory offer to Exxaro shareholders attached hereto, in the event that the whitewash resolution and the reinvestment option waiver resolution are not approved;
"reinvestment option waiver resolution"	the ordinary resolution to be put before Kumba shareholders, excluding ASAC and the IDC, in the event that the whitewash resolution is not approved or the SRP does not waive the requirement for the mandatory offer to be made, pertaining to the waiver of rights by non-excluded Exxaro shareholders to receive the right to acquire the suite of instruments in terms of the reinvestment option;
"SAR"	Share Appreciation Rights Scheme 2006;
"Sasol Mining"	Sasol Mining (Proprietary) Limited, registration number 1979/003231/07, a private company incorporated in accordance with the laws of South Africa;
"SAWIMA"	South African Women in Mining Association (Association incorporated under Section 21), registration number 2003/022750/08, a company not having a share capital incorporated under Section 21 of the Act as an association not for gain;
"SAWIMIH"	South African Women in Mining Investment Holdings (Proprietary) Limited, registration number 2003/025168/07, a private company incorporated in accordance with the laws of South Africa;
"SEC"	the US Securities and Exchange Commission;
"SENS"	Securities Exchange News Service of the JSE;
"SHE"	safety, health and environment;
"SIOC"	Sishen Iron Ore Company (Proprietary) Limited, registration number 2000/011085/07, a private company incorporated in accordance with the laws of South Africa;
"SIOC Capital Appreciation Periods"	the two terms of the SIOC ESPS, detailed in 11.2;
"SIOC Community Development SPV"	Main Street 392 (Proprietary) Limited, registration number 2005/040145/07, a private company incorporated in accordance with the laws of South Africa;
"SIOC Community Development Trust"	a trust to be established under the guidance of the Northern Cape Leads, the Office of the Premier of the Northern Cape, ASAC and Kumba Iron Ore for the ultimate benefit of communities and community-based projects in the Northern Cape and, potentially, in other areas in which SIOC conducts mining operations;
"SIOC ESPS shares"	SIOC ordinary shares to be issued to the SIOC ESPS Trust, which will rank *pari passu* with SIOC ordinary shares save for the restrictions that will be placed on these shares, which restrictions include the following key restrictions: – these shares may only be traded in accordance with the provisions of the rules of the SIOC ESPS, the SIOC ESPS Trust deed and SIOC's articles; and – SIOC will have the right to repurchase certain shares in accordance with the provisions of the rules of the SIOC ESPS, the SIOC ESPS Trust deed and SIOC's articles;

"SIOC Employee Beneficiaries"	SIOC employees who are eligible to participate in the SIOC ESPS, who during the SIOC Capital Appreciation Periods will be permanent employees of SIOC, or any of its subsidiaries, employed in South Africa, or in any other country designated by the board of directors of SIOC: – who do not participate in the existing share incentive plans; – who will not participate in the proposed share incentive plans in respect of Kumba Iron Ore; and – the majority of whom are HDSAs;
"SIOC ESPS Trust"	the SIOC Employee Share Participation Scheme Trust established for the purpose of holding SIOC ESPS shares for the benefit of SIOC Employee Beneficiaries;
"SIOC ESPS"	SIOC Employee Share Participation Scheme to be established for the benefit of SIOC participating employees;
"SIOC Group"	SIOC and its subsidiaries;
"SIOC Shareholders' Agreement"	the shareholders agreement entered into or to be entered into between SIOC, Kumba Iron Ore, Kumba, SIOC Community Development SPV and SIOC ESPS trust, in terms of which Kumba Iron Ore, Exxaro, SIOC Community Development SPV and SIOC ESPS trust will govern their relationship, *inter se*, as shareholders of SIOC;
"SIOC shares"	ordinary shares with a par value of 1 cent each in the share capital of SIOC;
"Sishen mine"	the Sishen mine owned by SIOC;
"South Africa"	the Republic of South Africa;
"SRP Code"	the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP published under section 440C of the Act;
"SRP"	the Securities Regulation Panel;
"STC"	Secondary Tax on Companies;
"STRATE"	a clearing and settlement environment for share transactions to be settled and transfer of ownership to be recorded electronically and managed by STRATE Limited;
"STRATE Limited"	STRATE Limited, registration number 1998/022242/06, a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, and which is a registered central securities depository;
"suite of instruments"	the suite of instruments comprising BEE Holdco ASAC preference shares, BEE Holdco IDC preference shares, BEE Holdco ordinary shares and BEE Women's Group SPV preference shares, which eligible Exxaro shareholders may acquire in terms of the reinvestment option;
"Tiso"	Tiso Group (Proprietary) Limited (formerly Tiso Capital (Proprietary) Limited), registration number 1999/010875/07, a private company incorporated in accordance with the laws of South Africa;
"Tiso Consortium"	the consortium led by Tiso and which is comprised of Tiso, New National Minerals Mining (Proprietary) Limited, Ensanro 2 Investment Holdings (Proprietary) Limited, C-Max Mining Resources (Proprietary) Limited, Nozala Investments, J&J Group (Proprietary) Limited and the Northern Cape – National Movement of Rural Women;
"Tiso SPV"	Morning Tide Investments 168 (Proprietary) Limited, registration number 2005/030141/07, a private company incorporated in accordance with the laws of South Africa, which will hold all of the interests of the members of the Tiso Consortium in BEE Holdco, and no other assets;
"tpa"	metric tonnes per annum;
"transaction"	the single indivisible transaction comprising the transaction steps;

"transaction completion date"	the date on which the transaction steps are implemented in full, which date is expected to be Tuesday, 28 November 2006;
"Transaction Framework Agreement"	the transaction framework agreement concluded between ASAC, AOL, Anglo American, Kumba, Eyesizwe Mining, Eyesizwe Holdings, Eyesizwe SPV, IDC, Eyabantu Capital, Eyabantu SPV, Tiso Group, Tiso SPV, SAWIMA and Women's Group SPV on 12 October 2005, as amended and reinstated;
"transaction steps"	the indivisible and inter-conditional steps listed in paragraph 3 of this circular, which are required to be taken to implement the transaction;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited, registration number 2004/003647/07, a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and the transfer secretaries of Kumba;
"UK"	United Kingdom;
"unbundling"	the proposed unbundling of Kumba Iron Ore by way of a distribution *in specie* by Kumba of the entire issued share capital of Kumba Iron Ore in terms of section 90 of the Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba share held at the close of business on the record date, to be effected by way of a reduction to Kumba's share premium, and the listing of Kumba Iron Ore in the "Basic Materials – General Mining" sector of the JSE lists;
"US"	the United States of America;
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended;
"US Securities Act"	the US Securities Act of 1933, as amended;
"US$"	US dollar, the US currency;
"whitewash resolution"	the ordinary resolution to be put before Kumba shareholders, excluding ASAC and the IDC, pertaining to the waiver of rights by Kumba's minority shareholders to receive the mandatory offer; and
"Xiphemu Investments"	Xiphemu Investments (Proprietary) Limited, registration number 2003/031710/07, a private company incorporated in accordance with the laws of South Africa.

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

Directors

Non-executive
A J Morgan# *(Chairman)*
P M Baum
B E Davison
J J Geldenhuys#
Dr D Konar#
W A Nairn
S A Nkosi
C M L Savage
Dr N S Segal#
F Titi
P L Zim
Independent

Executive
Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

CIRCULAR TO KUMBA SHAREHOLDERS

1. INTRODUCTION

Kumba shareholders were advised through a joint announcement by Kumba, Anglo American plc and Eyesizwe Mining, released on Thursday, 13 October 2005, that Kumba had entered into the Transaction Framework Agreement, in terms of which the parties would enter into a series of transactions which, if implemented, would result in the unbundling and separate listing of Kumba Iron Ore and the transfer of a controlling interest in Kumba to BEE Holdco, a black-owned and controlled vehicle, by means of a fully funded and sustainable BEE transaction.

It was further announced on Wednesday, 27 September 2006 that all legal agreements necessary to implement the transaction had been finalised and that, subject to the fulfillment of the conditions precedent in the legal agreements, including receiving approval from Kumba shareholders and the requisite regulators, the transaction would be implemented.

The purpose of this circular is to provide Kumba shareholders with information on the transaction and to convene the general meeting at which Kumba shareholders will be asked to approve the resolutions necessary to implement the transaction.

The Kumba Iron Ore pre-listing statement and the Exxaro revised listing particulars have been prepared in terms of the Listings Requirements. Copies of these documents have been distributed to Kumba shareholders together with this circular and are available on request from the registered office of Kumba from Monday, 9 October 2006.

2. STRATEGIC RATIONALE AND PROSPECTS

Since its establishment in 2001, Kumba has viewed BEE as a strategic imperative to establish itself as a company truly representative of South Africa's demographics. Accordingly, Kumba's strategy was to:

- establish a leading, independent South African mining house;
- build a credible empowerment base for Kumba;
- position Kumba to play a constructive role in the transformation and development of the South African mining industry.

Kumba's pre-listing statement, dated 29 October 2001 noted the following:

"Kumba views BEE as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable BEE initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the company's value system and code of conduct."

Similarly, Anglo American plc and the IDC, as the major shareholders of Kumba and as significant participants in the South African economy, are fully supportive of the letter and spirit of the MPRDA and the Mining Charter and have, accordingly, played a key role in the introduction of meaningful and sustainable BEE in Kumba. The transaction establishes Kumba (which name, subject to shareholder approval, will be changed to Exxaro) as the premier, empowered, diversified mining company in South Africa, with a strong investment case, capable of sustainable growth and representative of South Africa's demographics.

While the Mining Charter prescribes BEE ownership targets of 15% by 2009 and 26% by 2014, the transaction will significantly exceed the requirements of the Mining Charter through:

- the establishment of Exxaro as a premier black-owned, controlled and managed diversified mining company in South Africa, listed on the JSE;
- the empowerment of Kumba's South African iron ore assets through 26% black ownership of SIOC on the date of listing of Kumba Iron Ore as the holding company of SIOC.

Kumba believes that the separate listing of Kumba's iron ore assets will unlock value for all Kumba shareholders through the creation of Kumba Iron Ore as a pure iron ore play and Exxaro as South Africa's flagship empowerment company. In addition, Exxaro will be positioned for growth through expansions and strategic acquisitions, including the Namakwa Sands option and the Black Mountain option.

3. THE TRANSACTION

3.1 The transaction steps

The transaction, which is subject to the fulfilment of the conditions precedent detailed in paragraph 17, comprises the following series of transaction steps, which will be implemented contemporaneously.

Step 1

Kumba will transfer 79,38% of the issued ordinary shares in SIOC to Kumba Iron Ore, a wholly-owned subsidiary of Kumba, in exchange for ordinary shares in Kumba Iron Ore. Exxaro will thereafter hold 20,62% of SIOC directly. The transfer by Kumba of the ordinary shares in SIOC to Kumba Iron Ore will be subject to approval by Kumba's shareholders in terms of section 228 of the Act.

Upon the issue of the SIOC ordinary shares to the SIOC ESPS Trust, as set out in Step 8 below, Kumba Iron Ore's interest in SIOC will be diluted to 77% and Exxaro's interest in SIOC will be diluted to 20%. Kumba Iron Ore will further reduce its holding in SIOC to 74% as a result of the disposal of 3% of SIOC to SIOC Community Development SPV which will be owned by the SIOC Community Development Trust as detailed in Step 8 below.

Step 2

Kumba will unbundle, by way of a dividend *in specie* in terms of Section 90 of the Act, the entire issued ordinary share capital of Kumba Iron Ore to its shareholders by way of a reduction of Kumba's share premium account. The issued ordinary shares in Kumba Iron Ore will be listed on the JSE by way of an introduction. Kumba will, subsequent to the unbundling and subject to approval by Kumba shareholders, be renamed Exxaro.

Further information on the unbundling is included in paragraph 6 of this circular.

Step 3

Exxaro will undertake the *pro rata* repurchase in terms of which it will make an offer to eligible Exxaro shareholders to repurchase 38 331 012 Exxaro shares on a *pro rata* basis at the *pro rata* repurchase price.

To the extent required, ASAC has undertaken to offer to sell such additional Exxaro shares in the *pro rata* repurchase to ensure that the maximum number of Exxaro shares which can be bought back in the *pro rata* repurchase are repurchased.

Further information on the *pro rata* repurchase is included in paragraph 7 of this circular.

Step 4

The Eyesizwe Coal vendors will sell their ordinary shares in Eyesizwe Coal to Exxaro for R1 603 million in cash, of which R1 393 million will be used to subscribe for ordinary shares in Eyesizwe SPV, which in turn will subscribe for 54,1% of the ordinary shares in BEE Holdco.

Should the Igoda transaction be implemented, the Eyesizwe Coal vendors will receive a further purchase consideration of R135 million, of which R50 million will be used to subscribe for additional shares in BEE Holdco through Eyesizwe SPV, thus increasing Eyesizwe SPV's shareholding in BEE Holdco to 55%.

Further information on the Eyesizwe acquisition and Igoda transaction are included in paragraph 8 of this circular.

Step 5

Tiso SPV and Eyabantu SPV will each subscribe for 9,7% of the issued share capital of BEE Holdco for an aggregate subscription price of R250 million each in cash. The respective interests of Tiso SPV and Eyabantu SPV will be reduced to 9,5% should the Igoda transaction be implemented.

The IDC will facilitate BEE Women's Group SPV's subscription for shares in BEE Holdco by selling 7 061 773 Exxaro shares to BEE Women's Group SPV in exchange for BEE Women's Group SPV preference shares and cash. BEE Women's Group SPV will, in turn, sell all of the Exxaro shares so acquired to BEE Holdco in exchange for an 11,2% interest in BEE Holdco after the implementation of the transaction for an aggregate subscription price of R289 million. BEE Women's Group SPV's interest in BEE Holdco will be reduced to 11,0% should the Igoda transaction be implemented.

Step 6

The IDC will sell 34 436 840 Exxaro shares to BEE Holdco for a purchase consideration of R1 602,5 million. The purchase consideration will be partially settled by the issue of BEE Holdco ordinary shares for an aggregate issue price of R394 million and the balance of the consideration will be settled through the issue of BEE Holdco IDC preference shares.

Following the implementation of the transaction, the IDC will not hold any Exxaro shares, however it will hold 15,3% of BEE Holdco's issued ordinary share capital. IDC's interest in BEE Holdco will be reduced to 15,0% should the Igoda transaction be implemented.

Step 7

Exxaro will issue 65 334 843 Exxaro shares to BEE Holdco, for a cash consideration of R1 951 million, representing a subscription price of R29,86 per Exxaro share.

Further information on the issue for cash is included in paragraph 9 of this circular.

Step 8

The SIOC Community Development SPV will acquire a 3% shareholding in the issued share capital of SIOC from Kumba Iron Ore for a consideration of R458 million, to be settled through the issue of preference shares by the SIOC Community Development SPV to Kumba Iron Ore.

In addition, SIOC will issue a 3,09% shareholding in the issued share capital of SIOC to the SIOC ESPS Trust, which will result in the SIOC ESPS Trust owning 3,0% of SIOC post the implementation of the transaction. Further information on the SIOC ESPS is disclosed in paragraph 11 of this circular.

Step 9

ASAC will sell 79 717 417 Exxaro shares to BEE Holdco for R35,75 per share. The purchase consideration will be settled through the issue by BEE Holdco of 79 717 417 BEE Holdco ASAC Preference Shares to ASAC. The dividends received by ASAC on the BEE Holdco ASAC Preference Shares will be equal to the dividends received by BEE Holdco on the Exxaro shares sold to BEE Holdco by ASAC.

BEE Holdco will advance an interest-bearing loan of R2 850 million to Anglo Finance.

Further information on Step 9 is disclosed in the mandatory offer to Exxaro shareholders commencing on page 62 of this circular.

Step 10

The Exxaro EEPS will subscribe for 3% of Exxaro's issued share capital after the implementation of the transaction. Further information on the Exxaro EEPS is disclosed in paragraph 10 of this circular.

3.2 The Namakwa Sands and Black Mountain transactions

The Namakwa Sands option and the Black Mountain option, which are exercisable within a period of 90 days from the transaction completion date, grant Exxaro, through wholly-owned subsidiaries, the right to acquire:

- Namakwa Sands, as a going concern, for a cash consideration of R2 015 million, subject to certain price adjustments; and
- 26% of the issued ordinary share capital of Black Mountain SPV for a cash consideration of R180 million, subject to certain price adjustments.

Further details on these options and the price adjustments are contained in paragraph 16 of this circular.

4. THE CURRENT AND PROPOSED STRUCTURE

4.1 The current Kumba structure

Current structure



Minorities
Anglo American*
IDC
21,7%
64,9%
13,4%
Kumba Resources*
Iron ore
Coal
Mineral sands
Base Metals and Industrial Minerals
100%
Sishen Iron Ore (SIOC)
* Listed on the JSE

4.2 The proposed structure

The ownership structure of Exxaro and SIOC, subsequent to the implementation of the transaction, and based on the assumption that the Igoda transaction is implemented, is illustrated in the diagram below.

Structure post-unbundling


85%
13,4%
IDC
15%
55%
9,5%
9,5%
11%
21,7%
64,9%
74%
3%
SIOC Community Development Trust
53%
19%
3%
25%
3%
20%
SIOC ESPS
Iron ore
Coal
Mineral sands
Base Metals and Industrial Minerals
12,5% effective holding

4.3 BEE Partners empowerment arrangements

In terms of the BEE Holdco Relationship Agreement, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV, BEE Holdco, Kumba, the IDC and the designated parties have agreed principles to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and retains its HDSA status until the final date, and therefore that Exxaro remains an HDSA until the final date.

Annexure 10 sets out the salient terms of this agreement.

4.4 Exxaro's empowerment status

In terms of the Newco Relationship Agreement, BEE Holdco and Exxaro have given certain undertakings which will ensure that Exxaro maintains its HDSA status until the final date. Exxaro's articles will therefore, subject to shareholder approval, incorporate various provisions entrenching the majority HDSA status of its board of directors and restricting the issue of new shares or the alteration of its share capital that may result in Exxaro losing its HDSA status. The proposed amendments to Exxaro's articles are set out in Annexure 2.

In the event that Exxaro loses its status as an HDSA due to a breach by Exxaro of the undertakings given by it under the Newco Relationship Agreement, the SIOC Shareholders Agreement or the Black Mountain SPV Shareholders Agreement, as the case may be, or if Exxaro breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date, and such loss of status or breach is not remedied, then:

- ASAC will be entitled to acquire the Namakwa Sands assets at market value;
- Eyesizwe SPV will be entitled to acquire the Eyesizwe Coal assets at market value;
- ASAC will be entitled to acquire Exxaro's interest in Black Mountain SPV at market value; and/or
- Kumba Iron Ore will be entitled to acquire Exxaro's shareholding in SIOC at market value.

These acquisitions will be implemented in accordance with the applicable Listings Requirements.

Exxaro is obliged to utilise the proceeds from the disposal of the abovementioned assets to repay its outstanding senior bank facilities.

ASAC has undertaken to hold at least 10% of the initial issued ordinary share capital of Exxaro (prior to the vesting of share options) until the final date.

In terms of the funding arrangements, to the extent that the assets which are disposed of by Exxaro have an enterprise value of 30% or more of the enterprise value of Exxaro, or in the case of Exxaro's 20% shareholding in SIOC, to the extent that the SIOC shares which are disposed of by Exxaro have an enterprise value of 15% or more of the enterprise value of Exxaro:

- the mezzanine lenders providing financing to BEE Holdco will be entitled to put the BEE Holdco mezzanine facilities outstanding, the mezzanine facility documents and the mezzanine transaction security, to Anglo Finance;
- the IDC providing finance to BEE Holdco will be entitled to put the BEE Holdco IDC preference shares, the BEE Holdco IDC preference share rights, the BEE Holdco IDC preference share documents and transaction security, to Anglo Finance;
- the IDC providing finance to the BEE Women's Group SPV will be entitled to put the preference shares and the ordinary shares held by the IDC in the BEE Women's Group SPV, to Anglo Finance;
- the lenders providing finance to the Eyabantu SPV and the Tiso SPV will be entitled to put the preference shares held by such lenders in the Eyabantu SPV and the Tiso SPV, respectively, to Anglo Finance.

The obligations of Anglo Finance under the abovementioned put options are guaranteed by ASAC.

The salient terms of the Newco Relationship Agreement are set out in Annexure 11.

4.5 Exxaro free float

The shareholder spread requirements of the JSE prescribe that 20% of the shares of a listed company must be held by public shareholders. If, pursuant to the implementation of the transaction, Exxaro does not comply with such shareholder spread requirements, the JSE has indicated that it will grant Exxaro nine months, subsequent to the implementation of the transaction, to rectify the situation. Exxaro will seek to establish a targeted spread of 25% of Exxaro shares being held by public shareholders.

In terms of the ASAC repurchase option, if Kumba shareholders vote in favour of the whitewash resolution, ASAC will grant Exxaro an option to repurchase 10 million Exxaro shares from ASAC. Exxaro will subsequently place the Exxaro shares repurchased into the market, thus increasing the number of shares held by public shareholders. The details of the ASAC repurchase option are set out in paragraph 15 of this circular.

If Kumba shareholders do not vote in favour of the whitewash resolution, ASAC has undertaken to use reasonable commercial endeavours to place Exxaro shares in the market to achieve Exxaro's targeted spread of 25% of Exxaro shares being held by public shareholders.

5. OVERVIEW OF THE BEE PARTNERS

5.1 Eyesizwe SPV

Eyesizwe Mining, the primary participant in the Eyesizwe SPV, was selected as the lead BEE participant, given its leadership, managerial and operational track record in the mining sector as well as its broad-based HDSA representation.

The Eyesizwe SPV, which will be controlled by Eyesizwe Mining, will acquire 54,1% of BEE Holdco. In the event that the Igoda transaction is implemented, as described in further detail in paragraph 8.1.2 of this circular, Eyesizwe SPV's interest in BEE Holdco will increase to 55%. The shareholders of Eyesizwe SPV will be as follows:

	Interest in Eyesizwe SPV* (%)	Effective interest in BEE Holdco* (%)
Eyesizwe Mining	67,0	36,9
Coal Employees Trust	8,6	4,7
Anglo Coal	11,2	6,2
BHP Billiton	9,1	5,0
PricewaterhouseCoopers	4,1	2,2
	100,0	55,0

* Based on the assumption that the Igoda transaction is implemented.

Eyesizwe Mining, controlled by Eyesizwe Holdings, is a 100% black-owned and managed company, founded by SA Nkosi in 1999. Other shareholders in Eyesizwe Mining which, collectively, account for 62,5% of Eyesizwe Mining's issued share capital, include broad-based groupings such as:

- the investment arm of National Education Health & Allied Workers Union, represented through the Tshedza Trust, which has approximately 250 000 beneficiaries linked primarily to the health and education sectors of the economy;
- the National Movement of Rural Women, a non-profit organisation supporting women and rural communities throughout South Africa and particularly around the mines in which Eyesizwe operates;
- the Eyesizwe Mining Development Trust, a trust established to hold shares in Eyesizwe Mining for, *inter alia*, the purpose of benefiting communities surrounding Eyesizwe's mining operations;
- the Eyesizwe Mining Transformation Share Trust, a trust established for the purposes of attracting and retaining key black employees and strategic partners;
- a number of youth organisations and trusts representing youth development programmes and youth clubs on a national basis.

The shareholders of Eyesizwe Holdings are set out below:

	Interest in Eyesizwe Holdings (%)	Effective interest in BEE Holdco* (%)
Daphne Mashile-Nkosi	18,33	2,5
Zwelibanzi Mntambo	18,33	2,5
Kholu Motsoene	18,33	2,5
Mxolisi Mgojo	18,33	2,5
Sipho Nkosi	26,67	3,6
	100,00	13,6

* Based on the assumption that the Igoda transaction is implemented.

5.2 Eyabantu Consortium

The Eyabantu Consortium, led by Eyabantu, will acquire 9,5% of BEE Holdco. The shareholders of the Eyabantu Consortium are as follows:

	Interest in Eyabantu Consortium (%)	Effective interest in BEE Holdco* (%)
Eyabantu	46,6	4,4
Northern Cape Trusts and investors	35,4	3,4
SAWIMA	3,8	0,4
SAWIMIH	5,1	0,5
Xiphemu Investments	5,1	0,5
Pinkie Ncetezo	4,0	0,4
	100,0	9,5

* Based on the assumption that the Igoda transaction is implemented.

Eyabantu Capital, a 100% black-owned and managed company, is a new generation empowerment company, comprised of experienced individuals with a track record in mining, engineering, project management and finance. The company's founding members and shareholders, who collectively own 46,6% of the Eyabantu Consortium, include Nchaka Moloi, Rain Zihlangu, Phuthuma Nhleko, Zolisile Mapipa, Nomveliso Toyi, Pontso Maruping and Nonkqubela Mazwai.

5.3 Tiso Consortium

The Tiso Consortium, led by Tiso, will acquire a 9,5% interest in BEE Holdco. The shareholders of the Tiso Consortium are as follows:

	Interest in Tiso Consortium (%)	Effective interest in BEE Holdco* (%)
Tiso	71,3	6,8
Nozala Investments	15,0	1,4
Northern Cape – National Movement of Rural Women	3,8	0,4
J & J Group	2,5	0,2
New National Minerals Mining (Proprietary) Limited	2,5	0,2
C-Max Mining Resources (Proprietary) Limited	2,5	0,2
Ensanro 2 Investment Holdings (Proprietary) Limited	2,5	0,2
	100,0	9,5

* Based on the assumption that the Igoda transaction is implemented.

Tiso, which owns 71% of the Tiso Consortium, is an empowerment company predominantly controlled by its management and the Tiso Foundation, a registered public benefit organisation. Tiso's vision is to successfully create sustainable black controlled and managed business platforms.

5.4 BEE Women's Group

Kumba is committed to increasing the level of participation of women within the mining industry. While 6,8% of BEE Holdco's share capital will be indirectly held by women's groups participating in Eyesizwe Mining (3,6%), the Eyabantu Consortium (1,4%) and the Tiso Consortium (1,8%), the Kumba Board and the Anglo American plc board of directors resolved to allocate an additional direct interest of 11,0% in BEE Holdco to women's groups. Accordingly, approximately 17,8% of BEE Holdco will be held by women's groups. These groups, and their attributable economic interests in BEE Holdco's share capital, will be as follows:

	Interest in BEE Holdco*		
	Direct (%)	Indirect (%)	Total (%)
National Movement of Rural Women	2,3	3,6	5,9
Malibongwe	2,2	–	2,2
SAWIMA	2,2	0,4	2,6
Xiphemu Investments	–	0,5	0,5
SAWIMIH	1,9	0,5	2,4
Nozala Investments	1,9	1,4	3,3
Northern Cape – National Movement of Rural Women	0,5	0,4	0,9
	11,0	6,8	17,8

* Based on the assumption that the Igoda transaction is implemented.

The direct 11% stake in BEE Holdco will be held through BEE Women's Group SPV which will be co-ordinated by SAWIMA as spokesperson for BEE Women's Group SPV, via SAWIMIH.

– **National Movement of Rural Women**

NMRW is a non-profit organisation which focuses on empowering women on a national basis, through community-based projects, capacity building, training, skills development, HIV/Aids awareness and other gender specific initiatives. NMRW, which has a membership of approximately 1 000 women, has a strong presence in all nine provinces of South Africa and has active chapters in Mpumalanga, Limpopo, Free State and the Northern Cape. NMRW also owns a 10% interest in Eyesizwe Mining.

– **Malibongwe**

Malibongwe is a non-governmental, non-profit organisation that was started in 1989. Malibongwe is committed to socially and economically developing and empowering South African women, with a particular emphasis on previously disadvantaged women in both rural and urban areas. The organisation, run by HDSA women, has its roots in the ANC Women's League.

Malibongwe has no shareholders. Profits that accrue to the organisation are used for the sole benefit of its development projects. Recent projects have benefited a number of women and include HIV/Aids management and education programs, income generation projects, poverty alleviation and food distribution projects.

Malibongwe is chaired by NV Gxowa, an esteemed leader of the women's rights movement and a community builder since the 1950s.

- **SAWIMA**

  SAWIMA, launched in December 1999, is a non-profit organisation representing interests of South African women in mining and related fields. The beneficiaries of SAWIMA are women spanning all the provinces in South Africa who pay membership fees and, in return, receive training and development in mining-related ventures.

- **Xiphemu Investments**

  Xiphemu Investments has been incorporated as a HDSA-owned women empowerment special purpose vehicle in terms of which three SAWIMA member companies will participate in the transaction.

- **SAWIMIH**

  SAWIMIH is an investment associate of SAWIMA and was registered in October 2003. SAWIMIH is a majority HDSA women-owned and managed company, whose vision is to be the leading broad-based women mining investment company in Africa. The company's mission is to empower women in the mining sector by participating and investing in ventures that will create value for its shareholders.

- **Nozala Investments**

  Nozala Investments is a broad-based investment company, which is 100% owned by women. It has a national membership of over 500 000 women and it aims to actively promote the economic advancement of women. 26% of Nozala is held by national broad-based empowerment shareholders, which include:

  - the NMRW, representing more than 250 000 beneficiaries;
  - the Workers Investment Corporation, an investment vehicle involved in education and training and designed to benefit individual worker members, representing approximately 200 000 beneficiaries;
  - the Muthande Society for the Aged, a community-based organisation founded by a group of health nurses and educators to develop community resources to assist elderly and HIV affected families and representing approximately 2 500 beneficiaries; and
  - Umanyano Lwentandazo Lwamanina, a Christian women's guild representing approximately 100 000 women and aimed at identifying with projects within the church that support the poor.

  Other BEE women shareholder groups are: Akhona Trade & Investment, a KwaZulu-Natal group representing approximately 3 000 women, Mmathari, Itumeleng, Katekani, and Sequoia Investments.

- **Northern Cape – National Movement of Rural Women ("NC-NMRW")**

  NC–NMRW is a non-profit organisation which focuses on the development of rural women in the Northern Cape. The organisation owns a 3,75% interest in the Tiso Consortium. NC–NMRW is involved in training and skills development, poverty alleviation and job creation projects, health education and HIV awareness and support for basic housing needs. The current projects have benefited over 2 000 households.

5.5 SIOC Community Development Trust

The SIOC Community Development Trust is a broad-based empowerment grouping representing in excess of 400 000 HDSAs from the Northern Cape, an area that is geographically relevant to Kumba's iron ore operations. The SIOC Community Development Trust will through the SIOC Community Development SPV acquire a 3% interest in SIOC from Kumba Iron Ore. The proposed beneficiaries of the SIOC Community Development Trust are:

- **Kgalagadi Poverty Node Charitable Trust ("Kgalagadi Trust")**

  The Kgalagadi Trust is a broad-based development trust representing approximately 181 000 beneficiaries. The Kgalagadi Trust focuses on alleviating poverty in the Kgalagadi district by supporting community projects that benefit a broad range of beneficiaries.

- **Maphalane Disabled People's Trust ("Maphalane Trust")**

  The Maphalane Trust has been formed specifically to look after the interests of disabled people in the Northern Cape and particularly those communities affected by mining operations. The Maphalane Trust has among its beneficiaries a multi-purpose centre used for training parents whose children live with disabilities. The Maphalane Trust also facilitates and assists in taking care of abandoned disabled children from informal settlements and rural areas as well as disabled Aids orphans, a vulnerable sector of children often overlooked in the fight against the pandemic. Currently the Maphalane Trust has approximately 2 000 beneficiaries.

- **Gamagara Development Forum**

  The Gamagara Development Forum is a company incorporated under section 21 of the Act that serves as the planning and local development co-ordination platform for the areas surrounding Sishen mine and has as its members representatives of the communities of Deben, Sisheng, Kathu, Dingleton and Olifantshoek.

– **Tsantsabane Social and Development Forum ("the Tsantsabane Forum")**

The Tsantsabane Forum is a company incorporated under section 21 of the Act which operates in the Postmasburg region for the benefit, welfare, maintenance, improvement and development of the community of the region.

– **Thabazimbi Community Development Forum ("the Thabazimbi Forum")**

The Thabazimbi Forum is a company incorporated under section 21 of the Act which operates in the Thabazimbi region for the benefit and development of the community in the region.

6. THE UNBUNDLING

6.1 Mechanics of the unbundling

Subject to the fulfilment of the conditions precedent, Kumba will transfer 79,38% of its shares in SIOC into a wholly-owned subsidiary, Kumba Iron Ore, in exchange for Kumba Iron Ore shares. Subsequent thereto, the entire issued ordinary share capital of Kumba Iron Ore will be distributed to Kumba's existing shareholders by way of a dividend *in specie* in terms of section 90 of the Act by way of a reduction of Kumba's share premium account.

The sale by Kumba of the shares in SIOC to Kumba Iron Ore will be subject to approval in terms of section 228 of the Act by Kumba's shareholders and, accordingly, shareholders will be required to vote in favour of an ordinary resolution approving the sale.

In the event that the requisite resolutions are passed, the issued ordinary shares in Kumba Iron Ore will simultaneously be listed on the JSE by way of an introduction. In terms of the distribution, Kumba shareholders will receive one Kumba Iron Ore share for every Kumba share held on the record date.

6.2 Financial information

As the unbundling, issue for cash, *pro rata* repurchase and Eyesizwe acquisition form part of an indivisible transaction, the financial effects thereof have been disclosed in aggregate. The earnings effect, net asset effect and *pro forma* financial information are contained in paragraph 19 below.

6.3 Legal agreements relating to SIOC

Kumba has entered into the following legal agreements in respect of its interest in SIOC. The legal agreements are available for inspection as set out in paragraph 29 below.

6.3.1 SIOC Shareholders' Agreement

The SIOC Shareholders' Agreement contains certain provisions governing the relationship between the SIOC shareholders, being Kumba Iron Ore, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV. The provisions of the SIOC shareholders' agreement are summarised in the Kumba Iron Ore pre-listing statement.

6.3.2 Voting Pool Agreement in respect of SIOC

In terms of the Voting Pool Agreement in respect of SIOC, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV have agreed to a voting pool arrangement in respect of any special resolutions proposed by SIOC.

6.3.3 Voting Agreement in respect of Kumba Iron Ore

In terms of the Voting Agreement in respect of Kumba Iron Ore, ASAC has undertaken not to vote in favour of certain resolutions in respect of SIOC without the written approval of Exxaro. The resolutions requiring Exxaro's consent relate to:

- disposals of the Sishen complex by SIOC constituting Category 1 transactions under the JSE Listings Requirements;
- increases, alterations and reductions in SIOC's authorised and issued share capital; and
- the issue of capitalisation or bonus shares or convertible debentures in SIOC.

6.4 Foreign Kumba shareholders and Kumba ADR holders

6.4.1 US

The Kumba Iron Ore distribution shares will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

Kumba shareholders and/or holders of Kumba ADRs who are citizens or residents of the US are advised that the Kumba Iron Ore shares have not been and will not be registered under the US Exchange Act. Kumba Iron Ore expects to obtain an exemption from the registration and reporting requirements of Section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the US, Kumba Iron Ore will comply with the information supplying requirements of Rule 12g3-2(b), which requires Kumba Iron Ore to furnish to the SEC information that: (i) it has made or is required to make public in South Africa; (ii) it has filed or is required to file with the JSE and which was made public by the JSE or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Kumba Iron Ore may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Kumba shareholders and/or holders of Kumba ADRs who are affiliates (within the meaning of the US Securities Act) of Kumba or Kumba Iron Ore before the unbundling or are affiliates of Kumba or Kumba Iron Ore after the unbundling will be subject to timing, manner of sale and volume restrictions on the sale of Kumba Iron Ore shares received in connection with the Demerger under Rule 145(d) under the US Securities Act.

Subject to the SEC's grant of an exemption under Rule 12g3-2(b) under the US Exchange Act, it is expected that the Kumba Iron Ore ADSs representing the Kumba Iron Ore shares will be issued pursuant to the Kumba Iron Ore Deposit Agreement, which will be substantially similar to the Kumba Deposit Agreement, and registered on a registration statement on Form F-6 under the US Securities Act. Copies of these documents and the exhibits thereto may be obtained from the public reference facilities maintained by the SEC in Washington, DC without charge.

Each Kumba Iron Ore ADS will represent one Kumba Iron Ore share. It is expected that, immediately after the unbundling, the holders of Kumba ADRs on the record date will become holders of Kumba Iron Ore ADRs as well.

The Kumba Iron Ore ADRs, if issued, are expected to trade in the US over-the-counter market. Kumba Iron Ore does not intend to list the Kumba Iron Ore shares on a US securities exchange or quote the Kumba Iron Ore shares on The National Association of Securities Dealers' Automated Quotation system or on any other inter-dealer quotation system in the US.

6.4.2 *Other jurisdictions*

Any person who is resident or who has a registered address in, or is a citizen of, any jurisdiction outside South Africa and who is entitled to receive Kumba Iron Ore distribution shares should consult their professional advisers and satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Kumba shareholders with a registered address in Australia, the Republic of Ireland, Canada and Japan or any other jurisdiction into which the issue of Kumba Iron Ore distribution shares would or may infringe the laws of such jurisdiction, or necessitate compliance with any special requirement, shall not be issued with any Kumba Iron Ore distribution shares. The Kumba Iron Ore shares to which each such foreign excluded shareholder would be entitled to receive in accordance with their *pro rata* holding of Kumba shares will be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of such foreign excluded shareholder as soon as reasonably practicable after the effective date for the unbundling at the best price which can reasonably be obtained at the time of sale. CSDPs will be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of any such foreign excluded shareholders. The transfer secretaries will determine which certificated shareholders are such foreign excluded shareholders.

Such foreign excluded shareholders will, in respect of their entitlement to Kumba Iron Ore shares, receive the average consideration per share (net of sale and currency conversion costs) at which all foreign excluded shareholder's Kumba Iron Ore shares were disposed of. The average consideration will be calculated and the consideration due to each such foreign excluded shareholder will only be paid once all such Kumba Iron Ore shares have been disposed of.

6.5 Exchange Control considerations

The following guideline is not a comprehensive statement of the Exchange Control Regulations and reflects the Kumba Board's understanding of the Exchange Control Regulations at the date of this circular. Kumba shareholders who have any doubt as to the action they should take should consult their professional advisers.

In the case of Kumba shareholders whose registered addresses are outside the common monetary area, the following will apply in respect of the unbundling:

6.5.1 *Emigrants from the common monetary area*

New certificates issued to any emigrant Kumba shareholder in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets.

In terms of the Exchange Control Regulations, Kumba Iron Ore shares received in terms of the unbundling are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

Any cash proceeds, net of realisation and associated costs, pursuant to a sale in terms of paragraph 6.4.2 above which are due to a Kumba shareholder who is an emigrant from the common monetary area, whose registered address in Kumba's register of members is outside the common monetary area and whose documents of title have been restrictively endorsed under the Exchange Control Regulations, will be deposited in such shareholder's blocked account with the authorised dealer in South Africa controlling such shareholder's blocked assets. The aforesaid proceeds are not freely transferable from South Africa and may only be dealt with in terms of the Exchange Control Regulations.

6.5.2 *All other non-residents of the common monetary area*

Non-resident Kumba shareholders whose documents of title are endorsed "non-resident" will receive Kumba Iron Ore shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

Any cash proceeds, net of realisation and associated costs, pursuant to a sale in terms of paragraph 6.4.2 above, which is due to a Kumba shareholder who is a non-resident of the common monetary area and whose documents of title have been restrictively endorsed under the Exchange Control Regulations, will be deposited in such shareholder's non-resident account with an authorised bank. It will be incumbent upon such non-resident shareholder concerned to instruct such authorised bank as to how to direct such funds.

6.5.3 *Kumba shareholders in other jurisdictions*

The distribution of the Kumba Iron Ore shares to shareholders who are residents in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves with and observe any applicable legal requirements.

6.6 Taxation considerations

The summary below is a general guide and is not intended to constitute a complete analysis of the tax consequences of the unbundling provisions under South African tax law. It is not intended to be, nor should it be considered to be, legal or tax advice. Kumba shareholders should, therefore, consult their own tax advisers on the tax consequences to them of the unbundling, for which Kumba and its advisers will not be held responsible.

6.6.1 *South African income tax, STC and CGT considerations*

The unbundling will be deemed to be a disposal by Kumba of the Kumba Iron Ore shares to its shareholders but will be effected utilising the tax concessions provided by section 46 of the Income Tax Act. The concessions provided by section 46 are set out in general terms below.

6.6.1.1 *Disposal of Kumba Iron Ore shares by Kumba*

The disposal will be disregarded by Kumba in determining its taxable income or assessed loss in the tax year that the unbundling takes place.

6.6.1.2 *Secondary Tax on Companies*

The distribution of the Kumba Iron Ore shares will not be treated as a dividend declared by Kumba or a dividend received by a Kumba shareholder that is a company, in the determination of their respective liabilities for STC.

6.6.1.3 *Kumba shares held as trading stock*

Any Kumba shareholder holding Kumba shares as trading stock will be deemed to acquire the unbundled Kumba Iron Ore shares as trading stock. The cost to be allocated to the unbundled Kumba Iron Ore shares will be determined by applying a specified ratio to the cost of the Kumba shares.

An announcement will be made on or about Wednesday, 22 November 2006 informing Kumba shareholders of the specific ratio to be used. The cost so allocated to the unbundled Kumba Iron Ore shares will then reduce the cost of the Kumba shares, thus allocating the cost of the Kumba shares between the Exxaro and the Kumba Iron Ore shares.

6.6.1.4 *Kumba shares held as capital assets*

Any Kumba shareholder holding Kumba shares as capital assets will be deemed to acquire the unbundled Kumba Iron Ore shares as capital assets. The base cost to be allocated to the unbundled Kumba Iron Ore shares will be determined by applying a specified ratio to the base cost of the Kumba shares.

An announcement will be made on or about Wednesday, 22 November 2006, informing Kumba shareholders of the specific ratio to be used. The base cost so allocated to the unbundled Kumba Iron Ore shares will then reduce the base cost of the Kumba shares, thus allocating the base cost of the Kumba shares between the Exxaro and the Kumba Iron Ore shares.

Kumba shareholders will be deemed to have acquired the unbundled Kumba Iron Ore shares on the date on which the Kumba shares were originally acquired.

6.6.2 *Stamp duties and uncertificated securities tax*

The registration of the Kumba Iron Ore distribution shares in the names of the Kumba shareholders will be exempt from the payment of any stamp duties or uncertificated securities tax.

6.6.3 *Non-resident shareholders*

Kumba has not sought to qualify the unbundling as a tax-free transaction to shareholders under the rules of any jurisdiction other than South Africa and therefore the unbundling may constitute a taxable transaction in any such jurisdiction. Kumba shareholders who are non-resident for tax purposes in South Africa are advised to consult their own professional tax advisers regarding the tax treatment of the unbundling in light of the tax laws of their respective jurisdictions and any tax treaties between South Africa and their countries of residence.

6.7 Listings

Subject to the approval of Kumba shareholders, the name of Kumba Resources Limited will be changed to Exxaro Resources Limited. Consent to the change of name has been obtained from the Registrar of Companies.

With the establishment and listing of Kumba Iron Ore, the primary reason for the name change is to avoid any confusion that may arise from having two companies with the name Kumba, listed on the JSE. The new name will signify the creation of Africa's largest, empowered mining group that is disctinct from Kumba Iron Ore.

In the event that the requisite resolutions to effect the change of name are passed at the general meeting and subject to approval by the JSE, Kumba's listing will be amended to reflect the proposed change of name and Exxaro will be listed in the General Mining sector of the JSE, where Kumba is currently listed. Kumba's trading objects will not change pursuant to the change of name.

The JSE has approved the listing of Kumba Iron Ore in the General Mining sector of the JSE lists under the short name "KIO", share code "KIO" and ISIN ZAE000085346. It is expected that Kumba Iron Ore will commence trading from Monday, 20 November 2006. The JSE's approval is subject to Kumba shareholders voting in favour of the transaction.

The Kumba Iron Ore pre-listing statement and the Exxaro revised listing particulars have been prepared in terms of the Listings Requirements. Copies of these documents have been distributed to Kumba shareholders and will be available on request from the registered office of Kumba from 9 October 2006.

Kumba Iron Ore ADRs will trade in the US over-the-counter market, as set out in paragraph 6.4.1 above.

Kumba ADRs will continue to trade in the US over-the-counter market as Exxaro ADRs, under the existing Kumba Deposit Agreement, which will change its name to the Exxaro Deposit Agreement.

6.8 Shareholder approval

Shareholders will be asked, at the general meeting, to approve the resolutions, as set out in the attached notice of general meeting, necessary to implement the unbundling.

7. THE *PRO RATA* REPURCHASE

7.1 Terms of the *pro rata* repurchase

In terms of the *pro rata* repurchase and subject to the fulfilment of the conditions precedent, Exxaro hereby offers to eligible Exxaro shareholders to repurchase 38 331 012 Exxaro shares (i.e. Kumba shares "ex" the entitlement to the Kumba Iron Ore distribution), *pro rata* to their shareholding, at the *pro rata* repurchase price.

The shares to be repurchased in terms of the *pro rata* repurchase constitute approximately 12,37% of the shares in issue as at the last practicable date. As a result of Kumba shares which may be issued between the last practicable date and the last day to trade to participate in the *pro rata* repurchase as a result of the issue of shares in terms of the existing share incentive plans, the percentage of the shares to be repurchased may decrease. Should the maximum number of shares be issued in terms of the existing share incentive schemes, the shares to be repurchased in terms of the *pro rata* repurchase will constitute approximately 11,93% of the shares in issue on the record date for the *pro rata* repurchase.

Eligible Exxaro shareholders will be afforded the opportunity to tender excess Exxaro shares into the offer for *pro rata* acceptance to the extent that some eligible Exxaro shareholders may elect not to participate in the *pro rata* repurchase. Eligible Exxaro shareholders will be treated on an equitable basis in respect of excess Exxaro shares tendered into the offer for *pro rata* acceptance. The *pro rata* offer will remain open for not less than 21 days.

Eligible Exxaro shareholders who become entitled to dispose of fractions of Exxaro shares in terms of the *pro rata* repurchase will have such entitlement rounded up or down to the nearest whole number.

To the extent required, ASAC, an indirectly wholly-owned subsidiary of Anglo American plc and the holder of Anglo American plc's shares in Kumba, has undertaken to offer to sell such additional Exxaro shares in the *pro rata* repurchase to ensure that the maximum number of Exxaro shares which can be bought back in the *pro rata* repurchase, in aggregate, is repurchased.

Exxaro will utilise the distributable reserves available, subsequent to the implementation of the transaction, to execute the *pro rata* repurchase. Exxaro's articles duly authorise it to effect the *pro rata* repurchase, subject to the Listings Requirements and the Act.

Kumba shares repurchased in terms of the *pro rata* repurchase will be cancelled.

7.2 Salient dates

	2006
Pro rata repurchase opens on	Friday, 3 November
Last day to trade to participate in the *pro rata* repurchase on	Friday, 17 November
Record date to participate in the *pro rata* repurchase on	Friday, 24 November
Pro rata repurchase closes at 12:00 on	Friday, 24 November
Cheques in respect of the *pro rata* repurchase consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on	Tuesday, 28 November

7.3 Shareholder approval

The *pro rata* repurchase requires the approval of a special resolution by Kumba shareholders present in person or by proxy at the general meeting. As the *pro rata* repurchase will be in the form of a *pro rata* offer, no Kumba shareholder will be excluded from voting on the special resolution.

7.4 Financial effects

As the unbundling, issue for cash, *pro rata* repurchase and Eyesizwe acquisition form part of an indivisible transaction, the financial effects thereof have been disclosed in aggregate. The financial effect and *pro forma* financial information are contained in paragraph 19 below.

7.5 Working capital statement

The working capital statement for Exxaro, based on the assumption that the transaction has been implemented, is contained in paragraph 24.7 below.

7.6 Settlement and Exchange Control considerations

7.6.1 Residents of the common monetary area

In the case of certificated Exxaro shareholders whose registered addresses in Exxaro's register of members are within the common monetary area and whose documents of title are not restrictively endorsed in terms of the Exchange Control Regulations, the *pro rata* repurchase consideration will be posted at the risk of the Exxaro shareholders.

In the case of dematerialised scheme participants whose registered addresses in Exxaro's register of members are within the common monetary area, the *pro rata* repurchase consideration will be credited to their account held at their CSDP or broker.

7.6.2 Emigrants from the common monetary area

In the case of certificated Exxaro shareholders who are emigrants from the common monetary area, the *pro rata* repurchase consideration will be forwarded, at the risk of the Exxaro shareholder concerned, to the authorised dealer in foreign exchange in South Africa controlling such certificated Exxaro shareholders' blocked assets in terms of the Exchange Control Regulations. The attached form of surrender (pink) makes provision for the details of the authorised dealer concerned to be given.

In the case of dematerialised Exxaro shareholders, the *pro rata* repurchase consideration will be credited to the account of the relevant Exxaro shareholders' CSDP or broker, which shall arrange for the same to be credited directly to the Exxaro shareholders' blocked rand bank account, held by the Exxaro shareholders' authorised dealer and held to order of that authorised dealer.

7.6.3 ***All other non-residents of the common monetary area***

In the case of Exxaro shareholders who are non-residents, but who are not emigrants from the common monetary area, whose registered addresses are outside the common monetary area and whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, the *pro rata* repurchase consideration will:

7.6.3.1 in the case of certificated Exxaro shareholders, be posted at the risk of the Exxaro shareholders to the registered addresses in Exxaro's register of members of the non-residents concerned, unless written instructions to the contrary are received and an address or bank details for electronic transfer are provided. The attached form of surrender (pink) makes provision for a substitute address or bank details; or

7.6.3.2 in the case of dematerialised Exxaro shareholders, be credited directly to the bank accounts nominated for the relevant Exxaro shareholder by their duly-appointed CSDP or broker in terms of the provisions of the custody agreement with their CSDP or broker.

All CSDPs/brokers with whom shares have been dematerialised should note that they are required to comply with the Exchange Control Regulations set out above.

Receipts will only be issued on request.

8. THE EYESIZWE ACQUISITION

8.1 Terms of the Eyesizwe acquisition

8.1.1 ***Purchase consideration***

Subject to the fulfilment of the conditions precedent, Exxaro will acquire all the shares in Eyesizwe Coal from the Eyesizwe Coal Vendors for a cash consideration of R1 603 million, of which R1 393 million will be used to subscribe for ordinary shares in Eyesizwe SPV, which in turn will subscribe for 54,1% of the ordinary shares in BEE Holdco. The purchase consideration for all the shares in Eyesizwe Coal will be subject to the adjustments set out below.

8.1.2 ***Igoda JV adjustment mechanism***

In March 2006, Eyesizwe Coal entered into an agreement with Sasol Mining to acquire a 35% stake in the Igoda JV. Should the Igoda transaction be completed, Exxaro will pay a further R135 million in cash to the Eyesizwe Coal vendors as consideration for Eyesizwe Coal's 35% stake in the Igoda JV. The Eyesizwe Coal vendors will use R50 million of the proceeds to subscribe for further shares in Eyesizwe SPV, which will in turn subscribe for shares in BEE Holdco. BEE Holdco will in turn use the cash received to subscribe for further shares in Exxaro at an issue price of R29,86. This will result in BEE Holdco's interest in Exxaro increasing from 52,7% to 52,9%.

Further information on the Igoda JV is set out in paragraph 8.3.3 below.

8.1.3 ***New Clydesdale Colliery adjustment mechanism***

Eyesizwe Coal has applied for the NCC rights to enable it to continue operating the New Clydesdale Colliery. In the event of the occurrence of a New Clydesdale Colliery adjustment resulting from the fact that the NCC rights are not granted to Eyesizwe Coal, the purchase price will be subject to adjustment.

In terms of the New Clydesdale Colliery adjustment mechanism, unless otherwise agreed by Exxaro and the Eyesizwe Coal vendors, the Eyesizwe Coal purchase consideration will be reduced by an amount of R326 million. The amount of the reduction in the selling price will be subject to certain adjustments to take account of tax and costs incurred by Exxaro as a result of the adjustment mechanism.

Exxaro will implement a specific repurchase of its shares from BEE Holdco utilising its claim for an amount equal to the adjustment to the Eyesizwe Coal purchase consideration as consideration for such repurchase. The repurchase will be implemented at the same price at which the shares were issued to BEE Holdco in terms of the issue for cash, being R29,86 per share.

In the event that an adjustment of R326 million is made in respect of the New Clydesdale Colliery mechanism, BEE Holdco's interest in Exxaro will decrease by approximately 1,2%.

8.1.4 *Mafube adjustment mechanism*

The valuation of Eyesizwe Coal of R1 603 million includes an amount of R404 million relating to the Mafube JV. Implementation of the Mafube JV is subject to the fulfilment of certain conditions precedent relating to the conversion of mineral rights and granting of prospecting rights. In the event that the conditions precedent are not fulfilled and the Mafube JV does not become operational, the Eyesizwe Coal vendors have agreed to an adjustment mechanism in terms of which the purchase price paid by Exxaro for Eyesizwe Coal will be reduced to take into account the fact that the Mafube JV will not be implemented.

In the event that the Mafube JV is not implemented, the Eyesizwe Coal purchase price will be reduced by R404 million. The amount of the reduction in the selling price will be subject to certain adjustments to take account of tax and costs incurred by Exxaro as a result of the adjustment mechanism.

Exxaro will implement a specific repurchase of its shares from BEE Holdco in the amount of R404 million utilising its claim for an amount equal to the adjustment to the Eyesizwe Coal purchase consideration. The repurchase will be implemented at the same price at which the shares were issued to BEE Holdco in terms of the issue for cash, being R29,86 per share.

In the event that an adjustment of R404 million is made in respect of the Mafube adjustment mechanism, BEE Holdco's interest in Exxaro will decrease by approximately 1,5%.

8.2 Details of the Eyesizwe Coal vendors

Details of the Eyesizwe Coal vendors are as follows:

Shareholder	Address	Percentage interest	Purchase consideration R million*
ASAC	44 Main Street, Johannesburg	11	191
BHP Billiton	6 Hollard Street, Johannesburg	9	156
Eyesizwe Coal Employees Share Trust	c/o Bell Dewar & Hall Inc, 37 West Street, Houghton	10	174
Eyesizwe Mining	3rd Floor UCB Building, 80 Marshall Street Johannesburg	66	1 147
PricewaterhouseCoopers	2 Eglin Road, Sunninghill	4	70
		100	**1 738**

* Maximum purchase consideration payable, assuming that the Igoda JV is implemented, and that there are no price adjustments in terms of the New Clydesdale Colliery adjustment mechanism or the Mafube adjustment mechanism.

8.3 Overview of Eyesizwe Coal

8.3.1 *History of Eyesizwe Coal*

In 1999 a consortium led by Eyesizwe Holdings acquired the assets of NewCoal (later renamed Eyesizwe Coal) from Anglo Coal and Ingwe Coal Corporation Limited (a subsidiary of BHP Billiton). Eyesizwe Coal is the largest black-owned, controlled, operated and managed coal mining company in South Africa.

8.3.2 *Eyesizwe Coal's operations*

Salient physical information relating to Eyesizwe Coal for the year ended 31 December 2005 and for the interim period ended 30 June 2006 is shown in the table below:

	Year ended 31 December 2005	Six months ended 30 June 2006
Total Production (Mt)	22,8	10,0
Total Sales (Mt)	22,4	10,0
– Eskom	20,2	9,1
– Other Domestic	1,4	0,4
– Exports	0,8	0,5
Capital Expenditure (Rm)	36,6	36,6

Eyesizwe Coal is currently South Africa's fourth-largest coal producer with a production capacity of approximately 26,5Mtpa, which are sold into both the export and domestic thermal coal markets (including Eskom power stations). Eyesizwe Coal's assets consist of four operating mines, including the associated coal rights and obligations, as follows:

- Matla Colliery, a mining complex of underground shafts contracted to supply approximately 12,5Mtpa of coal to Eskom's Matla Power Station, and its related management contract. The mine has a capacity of 18Mtpa of coal;
- New Clydesdale Colliery, an underground and opencast mine which produces approximately 1,0Mtpa of saleable coal which is produced largely for the export market;
- Arnot Colliery, an underground and opencast mining complex that is contracted to supply approximately 5,0Mtpa of coal to Eskom's Arnot Power Station and its related management contract. The mine is capable of supplying up to 6,5Mtpa of coal; and
- Glisa Colliery, an opencast and underground mine which produces approximately 1,0Mtpa of saleable coal which is intended mainly for supply to the domestic industrial market.

Eyesizwe Coal's assets also include:

- other uncommitted coal reserves or resources and rights previously owned by Gold Fields Coal (Proprietary) Limited (and subsequently acquired by Anglo Coal). These resources, located in the Witbank and Waterberg coalfields, total in excess of 5 billion tonnes of coal; and
- 830ktpa of throughput entitlement at RBCT, translating to a 1,2% shareholding in RBCT.

In 2002, Eyesizwe Coal acquired Strathrae Colliery as a future replacement for the Glisa Colliery.

8.3.3 *The Igoda JV*

If the Igoda transaction is implemented, Eyesizwe Coal will acquire a 35% interest in the Igoda JV. The Igoda JV comprises the full value chain of Sasol's coal export mining business – the Twistdraai Colliery and benefication plant at Secunda, the marketing and logistics components of its export coal business, as well as Sasol Mining's 5% shareholding in RBCT. The Igoda JV will mine, beneficiate, market and supply utility coal for the international export market. It will produce a minimum export production of 3,6Mtpa and will supply approximately 4Mtpa of middlings coal to Sasol Synfuels at Secunda through Sasol Mining. The Igoda JV has a life-of-mine in excess of nine years.

8.3.4 *Mafube*

Mafube is an incorporated joint venture established by ASAC and Eyesizwe Coal and to which the business currently conducted by Anglo Coal in respect of, *inter alia*, the Springboklaagte mineral rights, and the expansion project in respect of such business, is to be transferred as a going concern. The business was originally divided into two phases (Phase I, also known as the Mafube Micro Project and Phase II, also known as the Mafube Macro Project).

Phase I of the Mafube project has been implemented by Anglo Coal (which holds the relevant old order mining licence) and coal is currently being supplied to Eskom (approximately 1,2Mtpa) and Anglo Coal and Eyesizwe (up to 0.6Mtpa).

Anglo Coal has proceeded with the feasibility study in respect of Phase II (which involves the construction of a coal washing plant and an increase in the coal extraction rate requiring the contribution of additional reserves for mining post 2014) to produce between 4 and 6Mtpa of coal in order to yield approximately 2 to 3Mtpa of export coal product and not less than 1,18Mtpa of power station coal as required under the Eskom contract. Eyesizwe has acquired a 50% interest in Mafube which will acquire the Mafube business from Anglo Coal once the requisite mineral rights in respect of Phases 1 and 2 have been converted to new order rights and consent has been obtained for the transfer of such rights to Mafube in accordance with the MPRDA.

8.3.5 *Growth opportunities*

Eyesizwe Coal's growth centres on the following opportunities:

- the Belfast Coal Project (100%);
- the Matla 5 Seam Coal Project (100%);
- the Inyanda Project (50%);
- the Ingcambu Coal Project (50%); and
- various exploration properties located in South Africa.

8.3.6 *Competent Persons' Report*

A detailed description of the operating enties and the growth opportunities of Eyesizwe Coal is set out in the Exxaro revised listing particulars and in the competent persons' report. The competent persons' report can be downloaded at www.kumbaresources.com. The independent technical adviser's report, which is included as Annexure 10 to the Exxaro revised listing particulars, has been extracted from the competent persons' report.

8.4 Shareholder approval

Shareholders will be asked, at the general meeting, to approve the resolutions, as set out in the attached notice of general meeting, necessary to implement the Eyesizwe acquisition. In addition, shareholders will be asked to grant authority to Kumba to implement any share repurchase required upon the occurrence of a New Clydesdale Colliery adjustment event and/or a Mafube adjustment event.

8.5 Financial information

A summary of Eyesizwe Coal's financial performance and position for the 2005 and 2004 financial years and the interim period ended 30 June 2006 is as follows:

R million	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006*
EBITDA	130	156	24
EBIT	77	100	(7)
Net profit after tax	48	64	(25)
Net asset value	344	394	369

* A loss was reported at the Glisa Colliery (part of the Northern Block Complex) during the first half of 2006. Initiatives are currently underway to restore the profitability of these operations.

The financial effects of the transaction, including the Eyesizwe acquisition, have been included in paragraph 19 below.

8.6 Related party transaction

The acquisition by Kumba of Anglo American plc's interest in Eyesizwe Coal is a small related party transaction in terms of paragraph 10.7 of the Listings Requirements. Anglo American plc is a major Kumba shareholder as set out in paragraph 24.2 below. Accordingly, the independent expert has provided the independent sub-committee of the Kumba Board with a written opinion, dated Wednesday, 13 September 2006, that at this date, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the total aggregate cash consideration of R191 million paid by Kumba to ASAC in terms of the acquisition of Eyesizwe Coal, from a financial point of view is fair and reasonable to Kumba shareholders in such capacity.

8.7 Other information

Subject to the implementation of the transaction, Eyesizwe Coal's memorandum and articles will be amended to comply with Schedule 10 of the Listings Requirements which sets out the requirements for the memorandum and articles.

9. THE ISSUE OF SHARES FOR CASH

9.1 Terms of the issue of shares for cash

Subject to the transaction becoming unconditional, Exxaro will issue 65 334 843 Exxaro shares to BEE Holdco, a non-public shareholder for purposes of the Listings Requirements, for a cash consideration of R1 951 million, representing a subscription price of R29,86 per Exxaro share.

In the event that the Igoda transaction is implemented, as discussed in paragraph 8.1.2 of this circular, Exxaro will issue a further 1 674 321 Exxaro shares to BEE Holdco at R29,86 per share, for a total cash subscription price of R50 million. Such shares will be listed on the JSE.

9.2 Shareholder approval

The specific issues of shares for cash requires the approval of an ordinary resolution by a 75% majority vote of Kumba shareholders present in person or by proxy at the general meeting.

9.3 Financial effects

As the unbundling, issue for cash, *pro rata* repurchase and Eyesizwe acquisition form part of an indivisible transaction, the financial effects thereof have been disclosed in aggregate. The earnings effect, net asset effect and *pro forma* financial information are contained in paragraph 19 below.

10. THE EXXARO EEPS

10.1 Rationale for the Exxaro EEPS

The rationale for the implementation of the Exxaro EEPS is to provide a framework for the incentivisation and retention of certain employees in the Exxaro Group ("Exxaro Employee Beneficiaries"), and further provide for the promotion by the Exxaro Group of BEE and to increase broad-based and effective participation in the equity of Exxaro by HDSAs as contemplated in the Mining Charter.

10.2 Mechanics of Exxaro EEPS

- The Exxaro EEPS will be funded by Exxaro and the operating subsidiaries within the Exxaro Group. Contribution agreements will be entered into between Exxaro, the operating subsidiaries and the Exxaro EEPS Trust.
- The Exxaro EEPS will have a term of five years.
- Exxaro will allot and issue 10 618 974 Exxaro EEPS shares, at R16,41, representing 3% of Exxaro's issued ordinary share capital as at the completion of the transaction, to the Exxaro EEPS Trust. The Exxaro EEPS Trust will hold these Exxaro EEPS shares for the benefit of Exxaro Employee Beneficiaries.
- On the termination date of the Exxaro EEPS, Exxaro will have the right to repurchase from the Exxaro EEPS Trust, such number of Exxaro EEPS shares at par value so as to provide Exxaro with a notional return of 8% on the market value of the 10 618 974 Exxaro EEPS shares issued to the Exxaro EEPS Trust at the commencement of the Exxaro EEPS. In addition, all unallocated shares will be repurchased on termination.
- The notional return of 8% will be adjusted to take into account any dividends received by Exxaro from the Exxaro EEPS Trust as well as death benefits paid by Exxaro to the estates of deceased Exxaro Employee Beneficiaries during the term of the Exxaro EEPS.
- The trustees of the Exxaro EEPS Trust ("the Exxaro EEPS Trustees") will create units which will, when issued to an Exxaro Employee Beneficiary, confer on that Exxaro Employee Beneficiary the rights, benefits and obligations stipulated in the Exxaro EEPS Trust Deed ("Units"). Each Unit will be linked to Exxaro EEPS shares ("the Underlying Shares").
- The cost of the Exxaro EEPS is estimated at R174 million.

10.3 Distribution of income and capital

- Exxaro Employee Beneficiaries will be entitled to receive:
  - 50% of any dividend, or deemed dividend, received by the Exxaro EEPS Trust in respect of all the Underlying Shares divided by the number of holders of Units ("Unitholders") which are also eligible employees in terms of the Exxaro EEPS Trust Deed ("Eligible Employees"), on the date of distribution ("the Dividend Distribution");
  - a capital distribution, net of cost of realisation, within the month after the expiry of the relevant Exxaro Capital Appreciation Period, of the Exxaro EEPS shares remaining in the Exxaro EEPS Trust after the repurchase of Exxaro EEPS shares in terms of the Subscription Agreement ("the Distributed Shares") pro rata to the number of Units held rounded down to the nearest whole number ("the Capital Distribution").
- The Exxaro Employee Beneficiaries will not be entitled to dispose of the Distributed Shares other than in terms of the disposal by the Exxaro EEPS Trustees.
- If there are any remaining Exxaro EEPS shares held by the Exxaro EEPS Trust after the Capital Distribution, such shares will be disposed of by the Exxaro EEPS Trust and the proceeds, net of cost of realisation, will be distributed to Unitholders *pro rata* to the number of Units held.
- Any amounts in respect of the Dividend Distribution or Capital Distribution will be forfeited if not claimed by Beneficiaries within one year after expiry of the relevant Exxaro Capital Appreciation Period.

10.4 Exxaro EEPS Trustees

- Exxaro Employee Beneficiaries and Exxaro will appoint the Exxaro EEPS Trustees who will administer the Exxaro EEPS Trust assets.
- Exxaro will appoint such number of Exxaro EEPS Trustees so as not to exceed one less than the number elected by Exxaro Employee Beneficiaries..
- Exxaro Employee Beneficiaries in geographical areas consisting of more than 1 000 Exxaro Employee Beneficiaries will be entitled to elect two Exxaro EEPS Trustees, while Exxaro Employee Beneficiaries in geographical areas with less than 1 000 Exxaro Employee Beneficiaries will be entitled to elect one trustee.
- One independent trustee having a financial background will be elected by the Exxaro EEPS Trustees appointed by Exxaro and the Exxaro Employee Beneficiaries, respectively.
- All decisions of the Exxaro EEPS Trustees will be taken by a simple majority vote with each Exxaro EEPS Trustee being entitled, at meetings of Exxaro EEPS Trustees, to exercise one vote. The chairman of the meeting will have a second or casting vote in addition to his deliberate vote in the case of an equality of votes.
- The Exxaro EEPS Trust will, as registered holder of the Exxaro shares, be entitled to vote the Exxaro shares at all meetings of shareholders of Exxaro, as well as at any separate class meeting of the holders of Exxaro shares. The decision as to how to vote the Exxaro shares will be made by the Exxaro EEPS Trustees in consultation with the Exxaro Employee Beneficiaries in an attempt to ascertain the wishes of the majority of Exxaro Employee Beneficiaries in this regard. If the wishes of the majority of Exxaro Employee Beneficiaries cannot be ascertained, the Exxaro EEPS Trustees will come to a decision as to how to vote the Exxaro shares. If the Exxaro EEPS Trustees cannot come to a decision in this regard, they will abstain from voting.

10.5 Eligibility for participation

Only 70% of the benefits in the Exxaro EEPS Trust will be allocated at the commencement of the Exxaro EEPS to Exxaro Employee Beneficiaries. The remaining 30% will be allocated to new joiners, including, if the Namakwa Sands option is exercised, qualifying Namakwa Sands employees who qualify to join the Exxaro EEPS during the Exxaro Capital Appreciation Period.

10.6 Termination of employment

The policy document adopted in terms of the Exxaro EEPS Trust Deed makes detailed provision for the position in the event of retrenchment, retirement, retirement due to ill health, promotions or appointments into employee categories that participate in other employee or managerial share incentive schemes and inter-group movements, death of Exxaro Employee Beneficiaries and dismissal or resignation of Exxaro Employee Beneficiaries.

10.7 Corporate activity

The policy document also makes detailed provision for the position in the event of certain corporate activities, such as the sale of operations or Exxaro Group companies, special dividends and capital distributions, rights issues, capitalisation shares, pro-rata share repurchases, unbundling transactions, delisting, liquidation and offers to shareholders and consolidation and subdivision of shares.

10.8 Exxaro EEPS policy document and trust deed

The Exxaro EEPS policy document and trust deed are available for inspection at the registered office of Kumba from the date of this circular until Thursday, 2 November 2006.

10.9 Amendments to Kumba's articles

In order to implement the Exxaro EEPS, Kumba is required to amend its articles in order to attach certain rights and restrictions on the shares held by the Exxaro EEPS Trust. These proposed amendments are set out in Annexure 2 to this circular.

10.10 Shareholder approval

The issue of the Exxaro EEPS shares for purposes of the Exxaro EEPS constitutes a specific issue of shares for cash in terms of the Listings Requirements. Accordingly, the specific issue of shares for cash requires the approval of an ordinary resolution by a 75% majority vote of Kumba shareholders present in person or by proxy.

The repurchase by Exxaro of Exxaro EEPS shares held by the Exxaro EEPS Trust on the termination date of the Exxaro EEPS as envisaged in paragraph 10.2 above, represents a specific repurchase in terms of the Listings Requirements. Accordingly, the specific repurchase requires the approval of a special resolution by Kumba shareholders present in person or by proxy at the general meeting.

Exxaro is duly authorised by its articles to effect the aforesaid repurchase.

11. THE SIOC ESPS

11.1 Rationale for the SIOC ESPS

The rationale for the implementation of the SIOC ESPS is to provide a framework for the incentivisation and retention of certain employees in the SIOC Group ("SIOC Employee Beneficiaries"), and further provide for the promotion by the SIOC Group of BEE and to increase broad-based and effective participation in the equity of SIOC by HDSAs as contemplated in the Mining Charter.

11.2 Mechanics of SIOC ESPS

- The SIOC ESPS will be funded by SIOC in terms of a contribution agreement entered into between SIOC and the SIOC ESPS Trust.
- The SIOC ESPS will have a first term of five years, provided that the term will come to an earlier end if the SIOC ESPS Trust breaches any of its obligations relating to its HDSA status. The SIOC ESPS will have a second term on the same basis as the first term, starting on the expiry of the first term.
- SIOC will allot and issue 360 SIOC ESPS shares, at R433 333 per share, representing 3% of SIOC's issued ordinary share capital as at the completion of the transaction, to the SIOC ESPS Trust. The SIOC ESPS Trust will hold these SIOC ESPS shares for the benefit of SIOC Employee Beneficiaries.
- On the termination date of the SIOC ESPS, SIOC will have the right to repurchase from the SIOC ESPS Trust, such number of SIOC ESPS shares at par value so as to provide SIOC with a notional return of 8% on the market value of the SIOC ESPS shares issued to the SIOC ESPS Trust at the commencement of the SIOC ESPS. In addition, all unallocated shares will be repurchased on termination.
- The notional return of 8% will be adjusted to take into account any dividends received by SIOC from the SIOC ESPS Trust as well as death benefits paid by SIOC to the estates of deceased SIOC Employee Beneficiaries during the term of the SIOC ESPS.
- The trustees of the SIOC ESPS Trust ("the SIOC ESPS Trustees") will create units which will when issued to an SIOC Employee Beneficiary, confer on that SIOC Employee Beneficiary the rights, benefits and obligations stipulated in the SIOC ESPS Trust Deed ("Units"). Each Unit will be linked to SIOC shares ("the Underlying Shares").
- The cost of the SIOC ESPS is estimated at R156 million.

11.3 Distribution of income and capital

- SIOC Employee Beneficiaries will be entitled to receive:
  - 50% of any dividend, or deemed dividend, received by the SIOC ESPS Trust in respect of all the Underlying Shares divided by the number of holders of Units ("Unitholders") which are also eligible employees in terms of the SIOC ESPS Trust Deed ("Eligible Employees"), on the date of distribution ("the Dividend Distribution");
  - a capital distribution, net of cost of realisation, within the month after the expiry of the relevant SIOC Capital Appreciation Period, of the SIOC shares remaining in the SIOC ESPS Trust after the repurchase of SIOC shares in terms of the Subscription Agreement ("the Distributed Shares") *pro rata* to the number of Units held rounded down to the nearest whole number ("the Capital Distribution").
- The SIOC Employee Beneficiaries will not be entitled to dispose of the Distributed Shares other than in terms of the disposal by the SIOC ESPS Trustees.
- If there are any remaining SIOC shares held by the SIOC ESPS Trust after the Capital Distribution, such SIOC shares will be disposed of by the SIOC ESPS Trust to Kumba Iron Ore *mutatis mutandis* in exchange for shares in Kumba Iron Ore ("Kumba Iron Ore Shares"), which Kumba Iron Ore Shares will be disposed of by the SIOC ESPS Trustees and the proceeds on these Kumba Iron Ore Shares, net of cost of realisation, will be distributed to Unitholders *pro rata* to the number of Units held.
- As soon as reasonably possible after the Capital Distribution, the SIOC ESPS Trustees will, acting as agent for the SIOC Employee Beneficiaries, dispose of the Distributed Shares to Kumba Iron Ore ("the Kumba Iron Ore Disposal") in exchange for the issue of Kumba Iron Ore Shares to the SIOC Employee Beneficiaries ("the Kumba Iron Ore Swapped Shares"). In calculating the exchange ratio for purposes of the aforegoing exchange, the value of the Distributed Shares will, unless otherwise agreed in writing between the SIOC ESPS Trustees, SIOC and Kumba Iron Ore prior to the date of the Capital Distribution, be determined by applying the price earnings ratio of Kumba Iron Ore to the most recent earnings of SIOC per SIOC share as per the latest audited financial statements of SIOC.

- Each SIOC Employee Beneficiary will be entitled to elect whether to receive Kumba Iron Ore Swapped Shares or the cash value of the Kumba Iron Ore Swapped Shares, with the fallback position being the cash value.
- Any amounts in respect of the Dividend Distribution or Capital Distribution will be forfeited if not claimed by Beneficiaries within one year after expiry of the relevant SIOC Capital Appreciation Period.

11.4 SIOC ESPS Trustees

- SIOC Employee Beneficiaries and SIOC will appoint the SIOC ESPS Trustees who will administer the SIOC ESPS Trust assets.
- SIOC will appoint such number of SIOC ESPS Trustees so as not to exceed one less than the number elected by SIOC Employee Beneficiaries.
- SIOC Employee Beneficiaries in geographical areas consisting of more than 1 000 SIOC Employee Beneficiaries will be entitled to elect two SIOC ESPS Trustees, while SIOC Employee Beneficiaries in geographical areas with less than 1 000 SIOC Employee Beneficiaries will be entitled to elect one trustee.
- One independent trustee having a financial background will be elected by the SIOC ESPS Trustees appointed by SIOC and the SIOC Employee Beneficiaries, respectively.
- All decisions of the SIOC ESPS Trustees will be taken by a simple majority vote with each SIOC ESPS Trustee being entitled, at meetings of SIOC ESPS Trustees, to exercise one vote. The chairman of the meeting will have a second or casting vote in addition to his deliberate vote in the case of an equality of votes.
- The SIOC ESPS Trust will, as registered holder of the SIOC shares, be entitled to vote the SIOC shares at all meetings of shareholders of SIOC, as well as at any separate class meeting of the holders of SIOC shares. The decision as to how to vote the SIOC shares will be made by the SIOC ESPS Trustees in consultation with the SIOC Employee Beneficiaries in an attempt to ascertain the wishes of the majority of SIOC Employee Beneficiaries in this regard. If the wishes of the majority of SIOC Employee Beneficiaries cannot be ascertained, the SIOC ESPS Trustees will come to a decision as to how to vote the SIOC shares. If the SIOC ESPS Trustees cannot come to a decision in this regard, they will abstain from voting.

11.5 Eligibility for participation

Only 40% of the benefits in the SIOC ESPS Trust will be allocated at the commencement of the SIOC ESPS to SIOC Employee Beneficiaries. The remaining 60% will be allocated to new joiners during the term of the SIOC ESPS. As a result of current and planned expansion programs at the Sishen mine, SIOC anticipates a significant increase in the number of SIOC employees in South Africa who will be eligible to join the SIOC ESPS.

11.6 Termination of employment

The policy document adopted in terms of the SIOC ESPS Trust Deed makes detailed provision for the position in the event of retrenchment, retirement, retirement due to ill-health, promotions or appointments into employee categories that participate in other employee or managerial share incentive schemes and inter-group movements, death of SIOC Employee Beneficiaries and dismissal or resignation of SIOC Employee Beneficiaries.

11.7 Corporate activity

The policy document also makes detailed provision for the position in the event of certain corporate activities, such as the sale of operations or SIOC Group companies, special dividends and capital distributions, rights issues, capitalisation shares, *pro rata* share repurchases, unbundling transactions, delisting, liquidation and offers to shareholders and consolidation and subdivision of shares.

11.8 Shareholder approval

The issue of SIOC ESPS shares for purposes of the SIOC ESPS constitutes a specific issue of shares for cash in terms of the Listings Requirements. Accordingly, the specific issue of shares for cash requires the approval of an ordinary resolution by a 75% majority vote of Kumba shareholders present in person or by proxy.

11.9 SIOC ESPS policy document and trust deed

The SIOC ESPS policy document and trust deed are available for inspection at the registered office of Kumba from the date of this circular until Thursday, 2 November 2006.

12. PROPOSED SHARE INCENTIVE PLANS

12.1 Introduction

In line with global best practice, and emerging South African practice, Exxaro and Kumba Iron Ore intend to adopt the proposed share incentive plans. The proposed share incentive plans are in line with practise in FTSE 100 and FTSE 250 companies in the UK and with several recently adopted schemes for large JSE listed or dual-listed companies.

The proposed share incentive plans will include participation by executive directors and selected senior employees of Exxaro and Kumba Iron Ore. The purpose of the proposed share incentive plans is to recognise contributions made by selected Exxaro and Kumba Iron Ore employees and to ensure that the Exxaro Group and Kumba Iron Ore Group attract and retain the core competencies required for formulating and implementing the business strategies of Exxaro and Kumba Iron Ore.

The primary intent of the proposed share incentive plans will be to purchase Exxaro and Kumba Iron Ore shares in the market to settle the benefits of the proposed share incentive plans, thus the proposed share incentive plans should not be as dilutive as conventional share option schemes. Exxaro and Kumba Iron Ore will retain the right to issue new Exxaro or Kumba Iron Ore shares at their election to mitigate the risk of a sharp increase in either of their respective share prices, which could expose Exxaro or Kumba Iron Ore to liquidity risk.

In terms of the rules of the proposed share incentive plans, Exxaro (subject to it retaining its HDSA status detailed in paragraphs 4.3 and 4.4 above) and Kumba Iron Ore will be limited to issuing a maximum of 30 million Exxaro or Kumba Iron Ore shares, which represents approximately 10% of the number of issued Exxaro or Kumba Iron Ore shares as at the date of the general meeting. Notwithstanding the foregoing, the Exxaro Group and the Kumba Iron Ore Group may, on instruction of their respective boards of directors and remuneration committees and as a fallback provision only, pay any Exxaro or Kumba Iron Ore employee participating in the proposed share incentive plans an equivalent amount in cash in lieu of any Exxaro or Kumba Iron Ore shares.

The proposed share incentive plans also support the principle of alignment of management and shareholder interests with performance conditions governing the vesting of the proposed share incentive plans' instruments.

A summary of the main terms of the proposed share incentive plans is set out below.

12.2 The Share Appreciation Rights Scheme ("SAR")

In accordance with the SAR, Exxaro and Kumba Iron Ore senior employees will receive annual grants of share appreciation rights. Share appreciation rights are rights to receive Exxaro or Kumba Iron Ore shares equal to the value of the difference between the exercise price and the grant price.

The vesting of the share appreciation rights will be subject to performance conditions, over a three-year performance period, set by the remuneration committees of Exxaro and Kumba Iron Ore, as the case may be. If the performance conditions are met, the share appreciation rights will vest and the participants will have seven years to exercise them. Retesting of the performance condition is permitted on the first and second anniversary of the end of the performance period. Share appreciation rights not exercised within seven years from date of grant will lapse.

12.3 The Long-Term Incentive Plan ("LTIP")

In accordance with the LTIP, senior Exxaro and Kumba Iron Ore employees will receive conditional share awards annually.

The vesting of a conditional share award, after the performance period, depends on the extent to which the performance conditions, as determined by the remuneration committees of Exxaro and Kumba Iron Ore, as the case may be, have been satisfied. The intended performance period is three years.

Exxaro or Kumba Iron Ore will procure the delivery of Exxaro or Kumba Iron Ore shares to settle the value of the vested portion of the conditional share awards. The conditional share awards which do not vest at the end of the performance period will lapse.

12.4 The Deferred Bonus Plan ("DBP")

The purpose of the DBP is to encourage directors and senior employees to utilise part of their after tax bonuses for the purpose of acquiring shares (pledged shares) in Exxaro or Kumba Iron Ore (as the case may be). Participants who own pledged shares will be entitled to all rights in respect of these shares including dividend and voting rights. If the pledged shares are held for the pledge period (usually three years) and the participants remain in the employ

of the company for the pledge period, then the company will provide a matching award of free shares (matching shares). Typically the additional share award is on a one-for-one basis. The DBP reinforces retention and encourages share ownership in Exxaro and Kumba Iron Ore, respectively.

12.5 Salient terms of the proposed share incentive plans

The salient terms of the proposed share incentive plans are summarised in Annexure 3 to this circular. The full rules for the proposed share incentive plans are available for inspection at the registered office of Kumba in terms of paragraph 29 below.

12.6 Shareholder approval

Kumba shareholders will be asked to approve the resolutions necessary to implement the Exxaro and Kumba Iron Ore proposed share incentive plans at the general meeting.

13. PHASING-OUT OF EXISTING SHARE INCENTIVE PLANS

Kumba's existing management share incentive plans consist of the Management Share Option Scheme and Deferred Purchase Scheme, 2005 Long-Term Incentive Plan and 2005 Deferred Bonus Plan. In the event that the transaction becomes unconditional, no further awards will be made in terms of the existing share incentive plans with effect from the record date and the existing share incentive plans will be phased out and replaced by the proposed share incentive plans described in paragraph 12 above.

13.1 Management Share Option Scheme and Deferred Purchase Scheme

In order, as far as possible, to place all participants in the Management Share Option Scheme and Deferred Purchase Scheme (collectively, "the schemes") in the position they would have been in if they were shareholders of Kumba at the time of the unbundling, the schemes will continue in Exxaro and in Kumba Iron Ore after the unbundling, subject to certain amendments being made to the Kumba Management Share Option and Deferred Trust Deed and the Trust Deed (as amended) being adopted by Kumba Iron Ore.

13.1.1 Holders of options

Participants of the schemes who have been granted options will exchange each of their existing Kumba options for an Exxaro option and a Kumba Iron Ore option. The strike price of each existing Kumba option will be apportioned between the Exxaro option and Kumba Iron Ore option with reference to the volume weighted average price at which Exxaro and Kumba Iron Ore trade for the first 22 days post the unbundling.

13.1.2 Holders of deferred purchase shares

Participants of the schemes who have been granted deferred purchase shares will receive an Exxaro share and a Kumba Iron Ore share for every deferred purchase share held under the original purchase agreement.

13.1.3 Vesting periods

The options and deferred purchase shares relating to the company that employs the participant will be released on the dates that the original options and deferred purchase shares would have vested. This will ensure that the scheme continues to motivate and retain key employees.

As the options and deferred purchase shares relating to the company that does not employ the participant will have no motivational effect, these options and deferred purchase shares will be released on the earlier of:

- the date that the original options and deferred purchase shares would have vested; or
- 24 months from the unbundling.

The options will lapse 42 months after the unbundling.

No further rights in terms of the schemes will be granted with effect from the record date and the schemes will be replaced by the Exxaro and Kumba Iron SAR, as described in paragraph 12.2 above.

13.2 2005 Long-Term Incentive Plan

Prior to the record date, Kumba will have settled in cash all its obligations to participants in terms of the 2005 Long Term Incentive Plan.

The LTIP described in paragraph 12.3 above will replace the 2005 Long-Term Incentive Plan.

13.3 2005 Deferred Bonus Plan

Prior to the record date, Kumba will have settled in shares all its obligations to participants in terms of the 2005 Deferred Bonus Plan.

The DBP described in paragraph 12.4 above will replace the 2005 Deferred Bonus Plan.

13.4 Shareholder approval

Kumba shareholders will be asked to approve the resolutions necessary to effect amendments to the existing share incentive plans. The amendments to be made to the existing share incentive plans are set out in Annexure 12.

14. THE MANDATORY OFFER

As a result of the implementation of the transaction, BEE Holdco's interest in Exxaro's issued share capital will exceed 35% and, accordingly, in terms of the SRP Code, BEE Holdco is required to extend a mandatory offer to the shareholders in Exxaro to acquire all of their Exxaro shares on the same terms on which it has acquired control of Exxaro.

Kumba will request a written confirmation from the SRP in terms of Rule 8.1 of the SRP Code allowing BEE Holdco to dispense with the requirement to extend the mandatory offer to Kumba shareholders provided that a simple majority of the independent Kumba shareholders in general meeting waive the requirement for the mandatory offer and vote in favour of the whitewash resolution.

The whitewash resolution requires the approval of a simple majority of independent Kumba shareholders voting in person or by proxy at the general meeting. ASAC and the IDC are not considered independent in respect of the mandatory offer, and will therefore not be eligible to vote on the whitewash resolution.

Kumba shareholders who accept the mandatory offer will be entitled to acquire the suite of instruments in terms of the reinvestment option.

If the whitewash resolution is not approved or if the SRP does not grant exemption from making the mandatory offer, BEE Holdco will make the mandatory offer, in terms of which it will make an offer to Exxaro shareholders to acquire all their Exxaro shares for a cash consideration of R45,99 per Exxaro share.

The full terms of the mandatory offer and the reinvestment option are set out on pages 62 to 70 of this circular.

15. THE ASAC REPURCHASE OPTION

15.1 Overview and rationale

In the event that Kumba shareholders vote in favour of the whitewash resolution and the SRP gives exemption from making the mandatory offer, ASAC will grant Exxaro the ASAC repurchase option, in terms of which Exxaro can acquire 10 million shares. The shares acquired by Exxaro will be cancelled.

The amount paid to ASAC by Kumba in terms of the ASAC repurchase option will be the *pro rata* repurchase consideration, being R45,99 per Exxaro share.

If the ASAC repurchase option is exercised, Exxaro will issue new Exxaro shares into the market, within a period of 9 months from the transaction completion date and any profit that is realised will be divided between ASAC and Exxaro, with ASAC receiving 66,6% and and Exxaro 33,4% thereof. The ASAC repurchase option must be exercised within 90 days of the transaction completion date.

The rationale for the granting of the ASAC repurchase option is to increase the number of Exxaro shares in the hands of public shareholders to enable Exxaro to meet the minimum shareholder spread requirements of the JSE. Exxaro anticipates that it will comply with the minimum shareholder spread requirements of the JSE pursuant to the application of the strategy outlined in paragraph 4.5 above.

The ASAC repurchase option is a separate transaction and is not inter-conditional with the transaction steps. Exxaro is duly authorised by its articles to effect the ASAC repurchase, subject to the Act and Listings Requirements.

15.2 Shareholder approval

The ASAC repurchase option requires the approval of a special resolution of Kumba shareholders present in person or by proxy at the general meeting. As ASAC will be a participant in the ASAC repurchase option, it will not be entitled to vote on the resolution.

15.3 Working capital statement

A working capital statement in respect of the ASAC repurchase option will be published in the event that the ASAC repurchase option is exercised.

15.4 Independent expert

Should the ASAC repurchase option be exercised, the resultant repurchase will be from a related party. Accordingly, in such circumstances, the independent financial expert will be required to provide a written opinion as to whether, as of the date of such opinion and based upon and subject to matters considered, assumptions used and qualifications set forth therein, the total aggregate cash price to be paid by Exxaro for the Exxaro shares acquired from ASAC in terms of the ASAC repurchase option, from a financial point of view, is fair and reasonable to Exxaro shareholders in such capacity. As at the date of this circular, the independent expert has expressed no view on this matter.

16. NAMAKWA SANDS AND BLACK MOUNTAIN TRANSACTIONS

16.1 Overview

To position Exxaro strategically as a significant global supplier of titanium dioxide feedstock and zircon, strengthen its position in the South African zinc market and to enhance further the Exxaro investment case, AOL has agreed, subject to certain conditions, including that Exxaro must be empowered, as contemplated in this circular, to grant Exxaro the Namakwa Sands option and the Black Mountain option.

16.2 Terms of the options

As separate and independent transactions, AOL has granted Exxaro the Namakwa Sands option and the Black Mountain option, which are each exercisable within a period of 90 days from the transaction completion date. The Namakwa Sands option and the Black Mountain option grant Exxaro, through wholly-owned subsidiaries, the right to acquire:

- Namakwa Sands, as a going concern, for a cash consideration of R2 015 million, subject to the adjustments set out below; and
- 26% of the issued ordinary share capital of Black Mountain SPV for a cash price of R180 million, subject to certain price adjustments. Black Mountain has concluded a longer term offtake agreement in respect of zinc concentrate for Exxaro's zinc metal refinery in Springs, Gauteng Province.

16.2.1 Namakwa Sands adjustments

The cash consideration of R2 015 million for Namakwa Sands ("the cash consideration") is subject to the following adjustments:

Capital expenditure on the mineral separation plant ("MSP")

In November 2005, AOL announced the approval of a R320 million expansion of Namakwa Sands ("MSP 1000 Project"). Any capital expenditure incurred by AOL in respect of the MSP 1000 Project from 1 January 2006 until the completion of the Namakwa Sands transaction (assuming the Namakwa Sands Option is exercised) will be added to the cash consideration. The budgeted amount for 2006 for the MSP 1000 Project is R158 million.

Tax recoupment

AOL is likely to be required to pay a tax recoupment in respect of tax allowances previously claimed on capital assets in Namakwa Sands. Exxaro, as the new owner of the Namakwa Sands assets, will receive the benefit of the tax allowances on the acquired capital value, which will reduce future tax payments. Therefore, the cash consideration will be increased by the net present value of the future benefit received by Exxaro once the recoupment suffered by AOL has been determined.

The increased consideration (arising as a result of the tax recoupment incurred by AOL) will be vendor funded by AOL on terms no less favourable than the Exxaro long-term loan facilities.

Working capital

The cash consideration will be adjusted for movements in the working capital balances at the completion date of the Namakwa Sands transaction.

16.2.2 *Black Mountain adjustments*

Working capital

The cash consideration of R180 million will be adjusted for movements in the working capital balances as at the completion date of the Black Mountain transaction.

Exploration expenditure

The Black Mountain purchase price shall be adjusted upwards on a rand for rand basis by an amount equal to any exploration expenditure incurred by AOL, in respect of areas of proximity to the Gamsberg ore body, subject to Exxaro's proportionate share of a maximum of R17 million.

16.3 Information on Namakwa Sands

16.3.1 *Production data*

The following table sets out salient production data for Namakwa Sands for the year ended 31 December 2005 and for the interim period ended 30 June 2006:

kt	Year ended 31 December 2005	Six months ended 30 June 2006
Ore mined	18 100	8 700
Production		
– Ilmenite	316	165
– Rutile	29	14
– Zircon	129	64
Smelter production		
– Slag	164	81
– Iron	105	53

16.3.2 *Financial information*

The following table sets out the salient financial information for Namakwa Sands:

US$ million	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Revenue	146	175	89
EBITDA	37	48	26

16.3.3 *Overview of operations*

Namakwa Sands' mining operations are located at Brand-se-Baai, approximately 60km west of Koekenaap on the west coast of South Africa. Its major assets are:

- a mineral sands mine at Brand-se-Baai in the Western Cape Province, consisting of a mineral sands mine, primary concentrator plants and a secondary concentrator plant;
- a mineral separation plant, located 7km west of Koekenaap which is used to separate ilmenite, rutile and zircon products; and
- the smelter located near Saldanha Bay at which ilmenite is smelted to produce titanium dioxide slag and pig iron.

Further information on the material operating properties and expansion project is set out in the Exxaro revised listing particulars.

16.4 Information on Black Mountain

16.4.1 Production data

The following table sets out the salient production data for Black Mountain:

	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Ore mined (kt)	1 518	1 413	759
Ore processed (kt)	1 500	1 350	715
Ore grade processed (%)			
Zinc	2,7	3,3	3,2
Lead	3	3,7	3,9
Copper	0,5	0,4	0,4
Production (kt)			
Zinc in concentrate	28	32	15
Lead in concentrate	38	42	21
Copper in concentrate	5	3	2

16.4.2 Financial information

The following table sets out the salient financial information for Black Mountain:

US$ million	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Turnover	49	80	64
EBITDA	2	12	13

16.4.3 Overview of operations

The Black Mountain mine is located adjacent to the town of Aggeneys in the Northern Cape Province of South Africa.

The Black Mountain base metal mine exploits lead, zinc, copper and silver from the mining of ore from various deposits. The mine produces three concentrates with the zinc concentrate delivered to Kumba's zinc refinery located in Springs, Gauteng Province, South Africa. Lead and copper concentrates, from which silver is also extracted, are exported to various smelters worldwide through the port of Saldanha Bay.

16.5 Information on Gamsberg

The Gamsberg zinc project is a large scale, low to medium grade, open pit mine, located adjacent to Black Mountain in the Northern Cape Province. It has an estimated production capacity of up to 300ktpa. A small quantity of production from Gamsberg is currently being mined by underground methods and this is being processed at the established Black Mountain process plant. The presence of manganese precludes the possibility of the export of concentrate product. This has necessitated the development of a refinery at the site.

The Gamsberg zinc project provides for a possible life-of-mine of approximately 30 years, which at 300ktpa of zinc, would be the largest single mine and concentrator in the world.

16.6 Further documentation

AOL, the vendor of Namakwa Sands and Black Mountain, is a related party in terms of the Listings Requirements. Accordingly, should the Namakwa Sands option and the Black Mountain option be exercised by Exxaro, the transactions arising therefrom will be implemented in terms of the related party provisions of the Listings Requirements. To the extent required, documentation setting out the details of the options and the assets being acquired in terms thereof and convening a meeting of Exxaro shareholders to approve the acquisitions, will be distributed to Exxaro shareholders. At the date of this circular, the independent expert has expressed no view on this matter.

17. CONDITIONS PRECEDENT

The transaction is subject to the fulfilment of the following outstanding conditions precedent:

- approval by Kumba shareholders of the resolutions set out in the notice of general meeting attached to this circular;
- the registration by CIPRO of the special resolutions set out in the said notice of general meeting;
- obtaining of all outstanding requisite regulatory approvals;
- obtaining of third party consents to the cession and delegation of certain contracts in respect of Mafube;
- execution of certain Mafube Phase II agreements;
- restoration of Gold Fields Limited, a wholly owned subsidiary of Eyesizwe Coal, to the Register of Companies in terms of the Act; and
- the determination to the satisfaction of the mezzanine lenders providing financing to BEE Holdco of the share cover ratio as contemplated in the mezzanine debt agreements.

18. COMPETENT PERSONS' REPORT

A competent persons' report, prepared in terms of the Listings Requirements has been prepared on Kumba's existing assets as well as on Eyesizwe Coal. This competent persons' report can be downloaded from www.kumbaresources.com

An independent technical advisers' report, which has been extracted from the competent persons' report, is annexed to the Exxaro revised listing particulars.

19. FINANCIAL INFORMATION

19.1 Abridged financial information

Abridged financial information of Kumba, presented in terms of Rule 21.2(a)(i) of the SRP Code, containing income statements, balance sheets and significant accounting policies, is included as Annexure 4 to this circular.

19.2 Financial effects

The table below sets out the *pro forma* financial effects of the transaction on Kumba's published:

- earnings per share and headline earnings per share for the six months ended 30 June 2006, based on the assumption that the transaction had been implemented on 1 January 2006; and
- net asset value and net tangible asset value per share at 30 June 2006, based on the assumption that the transaction had been implemented on 30 June 2006.

The *pro forma* financial effects have been prepared for illustrative purposes only and due to the nature thereof, may not fairly present Kumba's financial position, changes in equity, results of operations or cash flows.

	Before (cents)	**After (cents)**	**Change (%)**
Earnings per share	348	6 343	1 723
Illustrative adjusted earnings per share	348	95[1]	(73)
Headline earnings per share	508	307	(40)
Net asset value per share	2 701	2 512	(7)
Net tangible asset value per share	2 680	2 087	(22)

Note 1: The illustrative adjusted earnings per share figure in the "After" column shows the effect of the transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the transaction.

The *pro forma* financial effects must be read in conjunction with the *pro forma* consolidated balance sheet and income statement contained in Annexure 5 to this circular. The reporting accountants' report on the *pro forma* financial effects and *pro forma* financial information is contained in Annexure 6.

An independent reporting accountants' report on the audited and reviewed historical *pro forma* financial information on Kumba Iron Ore is contained in Appendix 4 to the Kumba Iron Ore pre-listing statement.

19.3 *Pro forma* financial information

The *pro forma* balance sheet of Kumba at 30 June 2006, prepared on the assumption that the transaction had been implemented on 30 June 2006, and the *pro forma* income statement for the six months ended 30 June 2006, prepared on the assumption that the transaction had been implemented on 1 January 2006, have been included as Annexure 5 to this circular.

19.4 Exercise of the Black Mountain option and the Namakwa Sands option

The table below sets out the *pro forma* financial effects of the transactions that would have arisen from the exercise of the Namakwa Sands option and the Black Mountain option on Kumba's published:

- *pro forma* earnings per share and *pro forma* headline earnings per share for the six months ended 30 June 2006, based on the assumption that the acquisition of Black Mountain and Namakwa Sands had been implemented on 1 January 2006; and
- *pro forma* net asset value and *pro forma* net tangible asset value per share at 30 June 2006, based on the assumption that the acquisition of Black Mountain and Namakwa Sands had been implemented on 30 June 2006.

The *pro forma* financial effects, which are the responsibility of the directors, have been prepared for illustrative purposes only and due to the nature thereof, they may not fairly present Kumba's financial position and performance.

	Before[1] (cents)	After (cents)	Change (%)
Illustrative adjusted earnings per share	95	93	(2)
Headline earnings per share	307	304	(1)
Net asset value per share	2 512	2 493	(1)
Net tangible asset value per share	2 087	1 920	(8)

Note:

1. The amounts in the "Before" column have been extracted from the "*Pro forma* after" column of the financial effects table included in paragraph 19.2 above.

The reporting accountants' report on the *pro forma* financial information is contained in Annexure 6.

19.5 Reporting accountants' report

The text of the reporting accountants' report on the financial effects of the transaction and the *pro forma* financial information is included in Annexure 6.

19.6 Material borrowings

Kumba's material borrowings at the last practicable date are set out in Annexure 7.

20. SHARE CAPITAL

The authorised and issued share capital of Kumba, at the last practicable date, as well as after the implementation of the transaction is shown below:

	Rand
At the last practicable date	
Authorised share capital	
500 000 000 ordinary shares of one cent each	5 000 000
Issued share capital	
309 680 011 ordinary shares of one cent each	3 096 800
Share premium	3 021 483 611
After implementation of the transaction	
Authorised share capital	
500 000 000 ordinary shares of one cent each	5 000 000
347 302 815 ordinary shares of one cent each	3 473 028
Share premium	5 146 097 885

The issued share capital after implementation of the transaction has been based on the number of shares in issue as at the last practicable date. The actual number of shares in issue on the record date may be higher than shown above as a result of the issue of shares in terms of the existing share incentive plans described in paragraph 12 above.

The issued share capital of Exxaro may increase due to the exercising of options between the last practicable date and the last day to trade for the unbundling. The maximum number of shares which could be issued during this period is 11 672 790. It is estimated that 7 million shares will be issued prior to Friday, 17 November 2006, being the last day to trade to participate in the unbundling, the mandatory offer and the *pro rata* repurchase

All issues of Kumba shares in the three years ended on the last practicable date have been pursuant of Kumba's existing share incentive plans. Accordingly, Kumba shares were issued to Kumba employees and executive directors who participate in the existing share incentive plans at the prices at which the options were awarded to them. A total of 11 343 560 Kumba shares were issued at prices ranging from R8,06 to R98,50. A register of shares issued to participants in the share incentive scheme is available for inspection at the registered office of Kumba.

The share price history of Kumba shares on the JSE is included as Annexure 8 to this circular.

21. INFORMATION ON DIRECTORS AND SENIOR MANAGEMENT

21.1 The directors

Name, age and qualification *South African if not otherwise indicated*	**Functions**	**Business address**
Non-executive		
Allen John Morgan (58) BSc, BEng (Electrical), Pr Eng	Non-executive chairman Member of the Safety, Health and Environment Committee	Roger Dyason Road Pretoria West 0183
Philip Michael Baum (51) BCom, LLB, Higher Diploma in Tax Law	Member of the Human Resources and Remuneration Committee	Roger Dyason Road Pretoria West 0183
Barry Erskine Davison (60) BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (UNISA)	Non-executive director	Roger Dyason Road Pretoria West 0183
Jurie Johannes Geldenhuys (63) BSc (Eng) (Electrical), BSc (Eng)(Mining), MBA (Stanford), Professional Engineer	Chairman of the Safety, Health and Environment Committee and member of the Human Resources and Remuneration Committee	Roger Dyason Road Pretoria West 0183
Dr Deenadayalen Konar (51) BCom, CA(SA), MAS, Dcom	Chairman of the Audit Committee	Roger Dyason Road Pretoria West 0183
William Allen Nairn (61) BSc (Eng)	Member of the Safety, Health and Environment Committee	Roger Dyason Road Pretoria West 0183
Sipho Abednego Nkosi (51) BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management	Member of the Safety, Health and Environment Committee	Roger Dyason Road Pretoria West 0183
Cedric Michael Langton Savage (67) BSc Eng, Pr Eng, MBA, ISMP (Harvard)	Non-executive director	Roger Dyason Road Pretoria West 0183
Dr Neil Saul Segal (65) BSc (Eng), PhD (Phys Chem)(Rand) DPhil (Economics)(Oxon)	Member of the Audit Committee	Roger Dyason Road Pretoria West 0183
Fani Titi (43) BSc (Hons), MA (University of California), MBA	Member of the Human Resources and Remuneration Committee	Roger Dyason Road Pretoria West 0183

Name, age and qualification *South African if not otherwise indicated*	**Functions**	**Business address**
Polelo Lazarus Zim (45) BCom, BCom (Hons)(Econ), MCom (Econ)	Non-executive director	Roger Dyason Road Pretoria West 0183
Executive		
Dr Constantinus Johannes Fauconnier (58) Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (*honoris causa*) (Free State) Strategic Leadership Programme (Oxford) Senior Executive Finance Programme (Oxford)	Chief Executive	Roger Dyason Road Pretoria West 0183
Michael James Kilbride (54) BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)	Business Operations	Roger Dyason Road Pretoria West 0183
Charles Frederick Meintjes (43) BCom Acc, BCompt (Hons), CA(SA) Advanced Management Programme (Wharton)	Corporate Services	Roger Dyason Road Pretoria West 0183
Dirk Johannes van Staden (57) BJuris, LLB, Advanced Management Programme (Insead)	Finance	Roger Dyason Road Pretoria West 0183

21.2 Directors' remuneration

Remuneration policy

The Human Resources and Remuneration Committee has a clearly defined mandate from the Kumba Board aimed at:

- ensuring that Kumba's chairman, directors and senior executives are fairly rewarded for their individual contributions to Kumba's overall performance;
- ensuring that Kumba's remuneration strategies and packages, including the incentive schemes, are related to performance, are suitably competitive and give due regard to the interests of Kumba shareholders and Kumba's financial and commercial health.

Summary of remuneration of directors for the financial year ended 31 December 2005

Rands	Basic salary	Fees for services	Performance bonuses[1]	Benefits and allowances[2]	Retirement fund contributions	Medical fund contributions	Compensation on retirement from executive office	Other	Total
Executive									
Dr C J Fauconnier	2 927 187		454 144	188 064		21 369		3 278	3 594 042
M J Kilbride	1 594 384		276 242	344 367	191 547	14 993		2 467	2 424 000
C F Meintjes	1 539 004		249 314	152 477	166 654	15 913		2 365	2 125 727
D J van Staden	1 557 136		262 778	264 111	182 211	27 745		2 400	2 296 381
R G Wadley[3]	806 554		113 334	190 773	88 405	7 451	1 358 785	1 288	2 566 590
									13 006 740
Add: Share-based payment expense									2 973 434
Total remuneration paid by Kumba									15 980 174
Non-executive									
P M Baum[4]	165 850		7 215						173 065
B E Davison[4]	133 750		4 950						138 700
T L de Beer	240 750		10 421						251 171
J J Geldenhuys	230 050		9 599						239 649
Dr D Konar	219 350		6 648						225 998
M L D Marole[5]	87 212		1 480						88 692
A Morgan[6] *(Chairman)*	255 017		5 371						260 388
W A Nairn[4]	165 850		5 877						171 727
S A Nkosi	165 850		6 421						172 271
C M L Savage	133 750								133 750
Dr N S Segal	176 550		5 206						181 756
F Titi	165 850		5 258						171 108
P L Zim[4]	137 258		4 978						142 236
									2 350 511

Notes:

1. All incentive schemes are performance related and were approved by the Kumba Board. The three-tier incentive scheme includes the incentive linked to the Kumba business improvement programme initiatives and applies to all employees throughout the Kumba Group.
2. Include travel and entertainment allowances.
3. Resigned as executive director on 30 June 2005.
4. Fees paid to their respective employers.
5. Resigned as a non-executive director and chairman from the Kumba Board on 15 April 2005.
6. Non-executive director who was appointed as non-executive chairman of the board on 15 April 2005.

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

On 19 January 2005, the Kumba Board implemented an incentive plan in terms of which certain employees would receive an incentive payment for developing and implementating an empowerment transaction which achieved certain objectives. The maximum amounts payable to executive directors of Kumba and Kumba Iron Ore in terms of this incentive plan are set out below:

	R million
C J Fauconnier	2,2
D J van Staden	1,2
M J Kilbride	1,0
C F Meintjes	0,9
E J Myburgh (Kumba Iron Ore)	0,7
	6,0

The implementation of the transaction will result in the unwinding of the existing share incentive plans, as described in paragraph 13 of this circular. The unwinding of the 2005 Deferred Bonus Plan will result in the executive directors of Kumba and Kumba Iron Ore receiving Kumba shares as follows:

	2005 Deferred Bonus Plan
C J Fauconnier	924
M J Kilbride	530
C F Meintjes	475
E J Myburgh (Kumba Iron Ore)	327
D J van Staden	511

All executive directors' service contracts are subject to six calendar months' notice. Non-executive directors are not bound by service contracts.

21.3 Senior management

Kumba senior management comprises the executive directors listed in paragraph 21.1 above as well as the people listed below.

Name, age and qualification *South African if not otherwise indicated*	**Functions**	**Business address**
Trevor Arran (39) BSc (Geology) BSc (Hons)(Econ Geology), AMP, BEP, Dip Project Management	General manager corporate affairs and investor relations	Roger Dyason Road, Pretoria West, 0183
Fergus Marupen (41) BA (Hons Psych), BEd, MDip (HR), MBA	General manager human resources	Roger Dyason Road, Pretoria West, 0183
Erasmus Jacobus Myburgh (48) BEng (Elec), BSc (Hons) (Energy Studies) MBA, EDP	General manager iron ore	Roger Dyason Road, Pretoria West, 0183
Marie Viljoen (59)	Company secretary	Roger Dyason Road, Pretoria West, 0183

22. DIRECTORS' INTERESTS

22.1 Directors' interests in Kumba shares

At the last practicable date, the directors had the following interests in Kumba shares:

	Beneficial		Non-beneficial			
Director	**Direct**	**Non-direct**	**Direct**	**Non-direct**	**Total**	**Percentage**
Executive						
Dr C J Fauconnier	21 880				21 880	<0.1%
M J Kilbride						
C F Meintjes						
D J van Staden						
Non-executive						
P M Baum						
B E Davison						
J J Geldenhuys						
Dr D Konar	168				168	<0.1%
A J Morgan						
W A Nairn						
S A Nkosi						
C M L Savage						
Dr N S Segal						
F Titi						
P L Zim						

There has been no change in the above shareholdings in the six-month period ended on the last practicable date.

22.2 Management share option scheme

As at the last practicable date, the executive directors had the following interests in the Kumba management share option scheme:

Name	Options held	Exercise price	Expiry date
Dr C J Fauconnier	307 520	25,85	2008/12/03
	65 440	32,80	2009/11/01
	92 880	39,30	2011/03/16
Total	465 840		
M J Kilbride	35 840	16,54	2010/07/25
	151 320	25.85	2008/12/03
	40 710	32,80	2009/11/01
	50 750	39,30	2011/03/16
Total	278 620		
C F Meintjes	20 490	16,30	2009/01/04
	24 890	16,54	2010/07/25
	135 640	25,85	2008/12/03
	35 220	32,80	2009/11/01
	48 040	39,30	2011/03/16
Total	264 280		
D J van Staden	37 080	16,54	2010/07/25
	141 350	25,85	2008/12/03
	35 630	32,80	2009/11/01
	49 730	39,30	2011/03/16
Total	263 790		

22.3 Directors' interests in transactions

S A Nkosi, a non-executive director of Kumba, is a director of and shareholder in Eyesizwe Holdings, the controlling shareholder of Eyesizwe Mining. He is also a director of Eyesizwe Mining and of Eyesizwe Coal. Eyesizwe Mining is one of the Eyesizwe Coal vendors, as set out in paragraph 8.3 above. S A Nkosi is therefore beneficially interested in the Eyesizwe Coal acquisition.

S A Nkosi is also interested in the issue for cash as a result of his indirect interest in BEE Holdco through Eyesizwe Holdings.

F Titi is a non-executive director of Kumba as well as a shareholder and director of Tiso, which will lead the Tiso Consortium in its participation in the transaction. F Titi is interested in the issue for cash as a result of his indirect interest in BEE Holdco through the Tiso Consortium.

Other than as disclosed in this circular and in the Exxaro revised listing particulars, none the existing directors of Kumba, or any of its subsidiaries, has any direct or indirect beneficial interest in any transactions which are or were unusual in their nature or conditions or significant to the business of Kumba or its subsidiaries which were effected:

- during the current or immediately preceding financial year; or
- during an earlier financial period and which remain in any respect outstanding or unperformed.

22.4 Interests of proposed directors and proposed senior executives

M D M Mgojo and V Z Mntambo, who are indirect shareholders in Eyesizwe Coal through their interests in Eyesizwe Holdings and Humphrey Mathe, who is anticipated to be a beneficiary of the Eyesizwe Mining Transformation Share Trust, will, subject to the transaction becoming unconditional, be nominated as directors or senior executives of Exxaro.

These proposed directors and senior executives are therefore beneficially interested in the Eyesizwe Coal acquisition and the issue of shares for cash through their indirect shareholdings in BEE Holdco.

23. CORPORATE GOVERNANCE

Kumba sees good governance as an important feature of Kumba, underpinned by a multi-stakeholder approach. Stakeholders include Kumba shareholders, employees, customers, the community, Government, resource and service providers.

The Kumba Board, employees and unions have endorsed Kumba's code of ethics. Compliance with Kumba's code of ethics is monitored by the general manager: human resources and the company secretary. Awareness of ethical behaviour is encouraged by regular communication with employees. The Kumba Board accepts its duty to address matters of significant interest and concern to all stakeholders, taking into account greater demands for accountability, and recognising and balancing the interests of all stakeholders for the collective good of Kumba.

23.1 Compliance with King Code

The Kumba directors are of the opinion that Kumba complies with the requirements of the second King Report ("King Code"). All entities within Kumba are required to subscribe to the spirit and principles of the King Code. In addition, the King Code is applied to all operating entities of the nature and size identified in the King Code.

23.2 Approach to corporate governance

Kumba's approach to corporate governance provides the integrated strategic management framework necessary for the company to achieve the performance standards required to operate in the best interests of its profitability, environment and communities.

The Kumba Board is responsible for:

- directing and controlling the business of Kumba to achieve sustained levels of prosperity and to act in the best interests of Kumba;
- monitoring, guiding and supervising executive management performance against key performance indicators;
- ensuring Kumba manages its business with integrity and in line with best-practice standards;
- adopting strategic plans and monitoring budgeting and operational performance;
- providing a risk management strategy and policy framework;
- approval of financial statements;
- presenting annual financial statements, interim reports and related disclosure requirements;
- delegating authority to Kumba Board committees and executive management;
- administering appointments to and removals from the Kumba Board;
- overseeing succession planning and director selection;
- evaluating Kumba Board performance;
- overseeing compliance with laws and regulations;
- ensuring effective stakeholder communication.

23.3 Board composition

The Kumba board comprises 15 directors, of whom four are independent non-executives and four are executives. The chairman, Allen Morgan, is an independent non-executive director.

In categorising the capacity of each director as executive, non-executive or independent, Kumba has been guided by the provisions of the King Code.

To ensure efficient staggering of director rotation, directors are subject to retirement and may be nominated for re-election every three years. The retirement age for non-executive directors is 70 years, becoming effective at the annual general meeting after the date on which they turned 70.

23.4 Directors

Kumba's directors are credible, skilled and experienced and bring appropriate judgement to bear on the main issues. Non-executive directors understand Kumba's mission, strategy and business and add specialist expertise to Kumba.

Directors have, in terms of Kumba policy, free access to Kumba's company secretary, and to independent professional advisers, whether in legal, technical or accounting areas, at Kumba's expense. All directors have unrestricted access to all company information and records, as well as to management.

The company secretary operates well-established practices and procedures to familiarise directors with Kumba's operations, senior management, and the business environment and to induct them in their fiduciary duties and responsibilities. Directors can visit operational centres to acquaint themselves better with business operations.

A brief *curriculum vitae* of each of the directors is contained in Annexure 9.

23.5 Appointment of directors

In terms of Kumba's articles, the directors have the power at any time to appoint any person as a director, either to fill a casual vacancy or as an addition to the Kumba Board. Any person appointed to fill a casual vacancy or as an addition to the Kumba Board is entitled to retain office only until the next Kumba annual meeting, where such director will retire and be eligible for re-election.

23.6 Role of the committees of the Kumba Board

Specific responsibilities have been delegated to the three committees to support the functioning of the Kumba Board:
- Audit Committee;
- Human Resources and Remuneration Committee; and
- Safety, Health and Environment Committee.

These committees serve under written, Kumba Board-approved terms of references, which are reviewed and updated annually. The Kumba Board addresses the performance of the committees as part of an assessment process. The minutes of all Kumba Board committee meetings are presented to the Kumba Board for information.

Experienced, knowledgeable, independent non-executive directors chair all Kumba Board committees. These committees are free to take independent, professional, external advice.

23.7 Audit Committee

The Audit Committee comprises two independent non-executive directors and it is required that the committee meets four times per year. This committee assists the Kumba Board with the preparation of Kumba's financial statements and with those of its subsidiaries, and ensures that interim and annual financial statements, and any other formal announcements on Kumba's financial performance, comply with all statutory and Listings Requirements. The focus of the Audit Committee is on, *inter alia*:
- integrity of financial reporting;
- matters relating to financial and internal control, accounting policies, reporting and disclosure;
- ensuring that all risks to which Kumba is exposed are identified and managed in a well-defined process;
- setting the principles for recommending the use of external auditors for non-audit services;
- reviewing and approving external and internal audit plans, findings, reports and fees; and
- basis for the going-concern assumption.

In fulfilling its responsibility of monitoring the integrity of financial reports to shareholders, the audit committee reviews accounting principles, policies and practices adopted in the preparation of public financial information and examines documentation relating to the annual report, annual review, interim report, preliminary announcements and related public reports.

The internal audit function reports directly to the audit committee and is accountable for maintaining company auditing standards, including risk reporting.

23.8 Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee comprises three non-executive directors. The chairman is a retired independent non-executive director. Four meetings are scheduled annually, with special meetings called as required. The Human Resources and Remuneration Committee has a mandate from the Kumba Board to:

- ensure that Kumba's chairman, directors and senior executives are rewarded for their individual contributions to overall performance;
- ensure that the Kumba Group's remuneration strategies, packages and schemes are related to the achievement of business objectives and the delivery of shareholder value;
- ensure appropriate human resources strategies, policies and practices;
- review executive and non-executive director succession planning and recommend candidates for positions to the Kumba Board.

23.9 Safety, Health and Environment Committee

The SHE committee comprises four non-executive directors, of whom two are independent and two executive directors. This committee formulates and recommends policies, strategies and programmes in all matters affecting safety, health and environment on behalf of Kumba for submission to the Kumba Board. The SHE committee is responsible for ensuring that these policies and programmes are in accordance with legislation, are effectively implemented and that SHE performance is continuously measured and evaluated. Three meetings were held during 2005.

23.10 Whistleblowing programme

Kumba adheres to a whistleblowing programme, which is monitored by the audit committee. The programme is aimed at enabling employees, customers, suppliers, managers or other stakeholders, on a confidential basis, to raise concerns in cases where conduct is deemed to be contrary to Kumba's values.

The programme makes available, through an independent service provider, a selection of telephonic, e-mail, web-based and surface mail communication channels, to any person who has information about unethical practices in the Kumba and its managed operations.

23.11 Proposed Exxaro and Kumba Iron Ore corporate governance approach

Details of the proposed corporate governance approach for Exxaro and Kumba Iron Ore, which will be implemented should the transaction become unconditional, are included in the Exxaro revised listing particulars and in the Kumba Iron Ore pre-listing statement, respectively, which are distributed together with this circular.

23.12 Proposed Exxaro Board

Details of the proposed changes to the Kumba Board, subsequent to the transaction becoming unconditional, are included in the Exxaro revised listing particulars.

24. OTHER INFORMATION

24.1 Background information on Kumba

Kumba was unbundled from its former parent, Iscor (renamed Mittal with effect from 11 March 2005), in the latter half of 2001 and was listed on the JSE in the same year. Iscor, government-owned until 1989, had been the major integrated South African steel producer for more than 70 years and its mining division, Iscor Mining, had provided security of iron ore and other raw material supply for its steel mills.

In 1989, Iscor was privatised and in 2001 was unbundled into two separately listed mining and steel companies namely Kumba and Iscor, respectively. At the time of the unbundling, the mines developed by Iscor for coal, zinc and certain industrial minerals used in steel production, together with its two iron ore mines and its mineral sands interests became part of Kumba. Since the unbundling, Kumba's main objects has not changed.

Prior to the unbundling, Kumba was a wholly-owned subsidiary of Iscor. Immediately after the unbundling, Kumba's major shareholders were Standard Bank Nominees Tvl (Proprietary) Limited (36,7%), IDC (11,5%), Anglovaal Mining Limited (11,4%), Nedcor Bank Nominees (Proprietary) Limited (9,3%) and First National Nominees (Proprietary) Limited (8,4%). Kumba's current major shareholders are listed in paragraph 24.2 below.

In March 2002, Anglo American plc (acting through ASAC), then holding 9,61% of Kumba's issued share capital, announced its intention to acquire further shares in Kumba. After the announcement, ASAC gradually increased its shareholding in Kumba. When it had acquired 35% of Kumba's issued share capital, it was required, in terms of the SRP Code, to make a mandatory offer to Kumba shareholders. The mandatory offer was implemented and pursuant thereto, in December 2003, Anglo American plc held 66,62% of Kumba's issued share capital.

Background information on Kumba Iron Ore, including Kumba Iron Ore's incorporation, registered office, transfer office and related information is set out in the corporate information section of the Kumba Iron Ore pre-listing statement and in paragraph 3 thereof.

24.2 Major shareholders

At the last practicable date, so far as it is known to the directors, the following shareholders had a beneficial interest of more than 5% of Kumba's issued share capital:

Name	Number of ordinary shares held	Percentage beneficial shareholding
Anglo American plc	201 092 500	64,9*
Industrial Development Corporation	41 498 615	13,4

* The shareholding of Anglo American plc is composed of a shareholding of 54,9% (169 999 200 shares) held by ASAC and 10% (31 093 300 shares) held by Stimela Mining (Proprietary) Limited.

24.3 Material changes

There have been no material changes in the financial or trading position of Kumba or its subsidiaries between 30 June 2006 and the last practicable date.

24.4 Material contracts

Save for the contracts listed below and those required to facilitate the capital structure described in paragraph 24.8 below, the Kumba Group has not at any time entered into any material contracts:

- within the two-year period ending on the last practicable date; or
- at any time and containing an obligation or settlement that is material to the Kumba Group at the last practicable date,

otherwise than in the ordinary course of the business.

All material contracts referred to below are available for inspection in terms of paragraph 29 below.

24.4.1 Agreements relating to the transaction

The agreements which have been entered into in respect of the transaction, as described in this circular, are summarised in Annexure 13 to this circular.

24.4.2 Hope Downs arbitration

In 1998, Downs Holdings BV ("DHBV"), a subsidiary of Kumba International BV, formed a joint venture with Hancock Prospecting (Proprietary) Limited ("Hancock"). The objective was to complete a feasibilty study and, if bankable, develop an iron ore mine (the Hope Downs project) in the Pilbara region of Western Australia. The joint venture contract included a provision that, in the event of a change in control of DHBV, Hancock would under certain circumstances have the right to acquire DHBV's share in the Hope Downs project at an agreed value. In December 2003, Hancock gave notice that it intended to purchase DHBV's share in the Hope Downs project, as a result of the acquisition by Anglo American plc of a controlling interest in Kumba and thus in DHBV, which Kumba disputed. Following an unfavourable arbitration award, DHBV entered into an agreement with Hancock to sell its share in the Hope Downs project for A$231 million. The proceeds from the sale of DHBV's share were recognised as a pre-tax receipt of R1,2 billion in Kumba's financial statements for the year ending 31 December 2005.

24.4.3 Exxaro Australia Sands acquisition

The acquisition by way of a scheme of arrangement pursuant to the Australian Corporations Act 2001 of all of the issued ordinary shares in Exxaro Australia Sands that Kumba did not already own for a cash consideration of A$226 million. Prior to concluding the Exxaro Australia Sands acquisition, Kumba, through a wholly-owned subsidiary, owned 51,54% of the issued share capital of Exxaro Australia Sands.

Details of the material contracts entered into by Kumba Iron Ore, otherwise than in the ordinary course of business:

- within the two-year period ending on the last practicable date; or
- at any time and containing an obligation or settlement that is material to Kumba Iron Ore at the last practicable date,

are detailed in paragraph 8 of the Kumba Iron Ore pre-listing statement.

24.5 Incorporation

Kumba was incorporated and registered in South Africa in terms of the Act on 7 June 2000, with the registration number 2000/011076/07, under the name Vicva Investments and Trading Seven (Proprietary) Limited. On 27 March 2001, Vicva Investments and Trading Seven (Proprietary) Limited was converted to a public company and with effect from 2 May 2001 its name was changed to Kumba Resources Limited. Kumba was listed on 26 November 2001.

Subsequent to the implementation of the transaction and the fulfilment of the conditions precedent, Kumba will become known as Exxaro.

24.6 Litigation

Other than the Hope Downs arbitration described in paragraph 24.4 above, there are no legal or arbitration proceedings, including proceedings which are pending or threatened and of which Kumba is aware, which may have, or have had in the past 12 months, a material effect on the Kumba Group's financial position.

A litigation statement on Kumba Iron Ore in accordance with the Listings Requirements is set out in paragraph 9 of the Kumba Iron Ore pre-listing statement.

24.7 Working capital statement

After considering the terms of the transaction, the directors are of the view that:

- Exxaro and the Exxaro Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of approval of the circular;
- the assets of Exxaro and the Exxaro Group will be in excess of the liabilities of Exxaro and the Exxaro Group for a period of 12 months after the date of approval of the circular. For this purpose, the assets and liabilities have been recognised and measured in accordance with the accounting policies used in Kumba's latest reviewed consolidated interim financial statements for the six-month period ended 30 June 2006;
- the share capital and reserves of Exxaro and the Exxaro Group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of the circular;
- the working capital of Exxaro and the Exxaro Group will be adequate for the ordinary business purposes for a period of 12 months after the date of approval of the circular.

24.8 Capital structure

Pursuant to the implementation of the transaction, Kumba will repay its existing long and short term borrowings of approximately R2 billion with the exception of Exxaro Australia Sands' term facilities of US$75 million, which will be retained. In addition to normal working capital facilities, Exxaro will raise seven year term facilities amounting to R2,6 billion which, together with the proceeds of the equity raising, will enable Exxaro to implement the transaction. Further information on these facilities is contained in Annexure 5 of the Exxaro revised listing particulars.

In addition, Anglo Finance has made a seven-year term facility available to Exxaro to fund any adjustment to the Namakwa Sands cash consideration as described in paragraph 16.2.1 of this circular, should Exxaro exercise the Namakwa Sands option.

Exxaro's debt balance immediately after implementation of the transaction, prior to the exercise of the Namakwa Sands and Black Mountain options, will be approximately R1,1 billion.

SIOC will, in addition to normal working capital, raise a R2,84 billion three-year facility as well as a R660 million one-year facility to fund its expansion projects. In addition, a one-year stand-by facility of R750 million is available from Anglo Finance. Further information on these facilities is contained in the Kumba Iron Ore pre-listing statement.

24.9 Costs of the transaction

The estimated costs to Exxaro of implementing the transaction are approximately R109 million and comprise:

Service provider	Work performed	Estimated cost R'000
Consulting fees and due diligence		
Rand Merchant Bank	Advisory work	37 500
SRK Consulting	Competent Persons' Report	9 736
Citigroup	Independent financial adviser	6 000
Ince (Pty) Limited	Printing of Kumba circular, Exxaro revised listing particulars and Kumba Iron Ore pre-listing statement	6 000
CRA International	Competition analysis	3 113
CLS Consulting Services	Due diligence	1 976
Deloitte & Touche	Reporting accountant and due diligence fees	1 750
KPMG	Due diligence	1 410
Various parties	Various services	1 526
		69 011
Debt-related fees		
Nedbank and Rand Merchant Bank	Loan raising fees	**22 500**
Legal fees		
Webber Wentzel Bowens	Legal services	6 507
Deneys Reitz Inc	Legal services	5 987
CLS Consulting Services	Legal services	2 082
Linklaters	Legal services	1 349
Various attorneys and legal advisors	Legal services	1 140
		17 065
Total		**108 576**

25. DIRECTORS' RESPONSIBILITY STATEMENT

Insofar as the information in this circular relates to Kumba and Exxaro, the directors, whose names appear on page 20 of this circular, collectively and individually, accept full responsibility for the accuracy thereof and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading, and all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law, the Listings Requirements and the SRP Code.

26. OPINIONS AND RECOMMENDATIONS

The directors have considered the terms and conditions of the transaction and are of the opinion that such terms and conditions are in the best interests of Kumba and its shareholders. The directors accordingly recommend that shareholders vote in favour of the resolutions necessary to implement the transaction. All the directors who hold shares in Kumba, other than those directors who are participants in the incentive plans related to the transaction as described in paragraph 21.2 above and who are precluded from voting at the general meeting, will vote in favour of the resolutions necessary to implement the transaction.

27. CONSENTS

The merchant bank, attorneys, corporate law advisers, lead sponsor, joint sponsor and transfer secretaries to Kumba have consented in writing to act in the capacities stated and to their names being published in this circular and have not withdrawn their consents prior to the publication of this circular.

The reporting accountants, independent technical adviser and the independent expert have consented in writing to their names and reports being included in this circular in the form and context in which they appear and have not withdrawn their consent prior to the publication of this circular. Their consents are available for inspection in terms of paragraph 29 below.

28. GENERAL MEETING

A general meeting of Kumba shareholders will be held at Kumba's registered office, Roger Dyason Road, Pretoria West, at 10:00 on Thursday, 2 November 2006 to consider and, if deemed fit, pass with or without modification, the special and ordinary resolutions set out in the notice of general meeting attached to and forming part of this circular.

The notice of the general meeting and a form of proxy (blue) are attached to and form part of this circular for use by Kumba certificated shareholders and dematerialised own name shareholders who are unable to attend the general meeting, but wish to be represented thereat. Duly completed forms of proxy must be lodged with the transfer secretaries by no later than 10:00 on Tuesday, 31 October 2006.

Dematerialised Kumba shareholders without "own name" registration, should advise their CSDP or broker if they wish to attend the general meeting in person, or if they wish to send a proxy to represent them at the general meeting. The CSDP or broker will issue the necessary letter of authority or form of proxy for such dematerialised Kumba shareholders or their proxy to attend the general meeting.

29. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any day (excluding Saturdays, Sundays and public holidays) at the registered address of Kumba from 9 October 2006 until 2 November 2006:

- Kumba's memorandum and articles;
- the competent persons' report;
- the material contracts, including the agreements relating to the transaction, as set out in paragraph 24.4 above;
- the audited annual financial statements of Kumba for each of the last three financial years ended 31 December 2005 and the interim financial statements for the six months ended 30 June 2006;
- the report of the reporting accountants on the *pro forma* financial information and financial effects;
- the opinion of the independent expert with respect to the mandatory offer;
- the opinion of the independent expert with respect to the small related party acquisition of ASAC's interests in Eyesizwe Coal;
- consent letters of the merchant bank, reporting accountants, attorneys, corporate law advisors, independent technical adviser and sponsors; and
- summaries of directors' service agreements.

By order of the Kumba Board.

Dr C J Fauconnier
Chief Executive

D J van Staden
Executive Director Finance

Pretoria
9 October 2006

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

BEE Holdco

Main Street 333 (Proprietary) Limited

(Incorporated in the Republic of South Africa)
(Registration number 2005/025692/07)

Kumba directors

Non-executive

A J Morgan* *(Non-Executive Chairman)*
P M Baum
B E Davison
J J Geldenhuys*
Dr D Konar*
W A Nairn
S A Nkosi
C M L Savage
Dr NS Segal*
F Titi
P L Zim

Executive

Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

* Independent

BEE Holdco directors

Non-executive

V Z Mntambo *(Chairman)*
U Khumalo
M D M Mgojo
P K V Ncetezo
S A Nkosi
N L Sowazi
D R Zihlangu

CONDITIONAL MANDATORY OFFER TO EXXARO SHAREHOLDERS

The mandatory offer for Exxaro shares described herein is not being, and will not be, made, directly or indirectly, in or into Canada, Japan, Republic of Ireland, Australia or any other jurisdiction outside South Africa in which the mandatory offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. BEE Holdco will not be permitted to accept, directly or indirectly, any tenders made, in connection with the tender offer, in or from any of the foregoing jurisdictions.

The description of the reinvestment option and the suite of instruments contained herein is included for information purposes only and does not constitute an offer of securities for sale. If the whitewash resolution is not approved, and if the reinvestment option waiver resolution is not approved, or if the SRP does not grant exemption from making the mandatory offer, the reinvestment option will not be made available to Kumba shareholders in the US, the UK, Canada, Japan, Australia or the Republic of Ireland or any other jurisdiction outside South Africa in which the offer, sale or delivery of such securities would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Securities may not be offered for sale or sold in the US unless they are registered under the US Securities Act or exempt from registration. The suite of instruments described herein have not been and will not be registered under the US Securities Act or under any US state securities laws, and may not be offered, sold or delivered within the US, the UK, Canada, Japan, Australia, the Republic of Ireland or any other jurisdiction outside South Africa in which the offer, sale or delivery of such securities would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations, or to, or for the account or benefit of, any national, resident or citizen of any of the foregoing jurisdictions.

Neither the SEC nor any US state securities commission has approved or disapproved the suite of instruments or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

1. DEFINITIONS

The definitions used on pages 62 to 70 of this circular relating to the mandatory offer are the same as those set out in the "Interpretations and definitions" section of this circular, commencing on page 9.

2. INTRODUCTION

As a result of the implementation of the transaction, BEE Holdco's interest in Exxaro's issued share capital will exceed 35% and, accordingly, in terms of the SRP Code, BEE Holdco is required to extend a mandatory offer to the shareholders in Exxaro, other than ASAC and the IDC, to acquire all of their Exxaro shares on the same terms on which it has acquired control of Exxaro.

In the event that the whitewash resolution is not approved or the SRP does not grant exemption from making the mandatory offer, BEE Holdco will make an offer to all eligible Exxaro shareholders to acquire all their Exxaro shares on the terms and conditions set out below.

3. TERMS OF THE MANDATORY OFFER

If the transaction becomes unconditional and the whitewash resolution is not approved or the SRP does not grant exemption from making the mandatory offer, BEE Holdco will make the mandatory offer, in terms of which it will make an offer to eligible Exxaro shareholders to acquire all their Exxaro shares for a cash consideration of R45,99 per Exxaro share.

The offer will open at 09:00 on Friday, 3 November 2006 and will close at 12:00 on Friday, 24 November 2006.

The consideration to which any eligible Exxaro shareholder is entitled in terms of the mandatory offer will be paid in full without regard to any lien, right of set-off, counterclaim of other right to which BEE Holdco may otherwise be, or claim to be, entitled to against such eligible Exarro shareholder.

4. SALIENT DATES

	2006
Mandatory offer opens **(assuming the whitewash resolution is not approved)** on	Friday, 3 November
Last day to trade to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on	Friday, 17 November
Record date to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on	Friday, 24 November
Mandatory offer closes **(assuming the whitewash resolution is not approved)** at 12:00 on	Friday, 24 November
Assuming the whitewash resolution is not approved, cheques in respect of the mandatory offer consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on	Tuesday, 28 November

5. PROCEDURE FOR ACCEPTANCE OF THE MANDATORY OFFER

Offerees who do not wish to accept the mandatory offer need take no further action and will be deemed to have rejected the offer.

5.1 Dematerialised eligible Exxaro shareholders

Dematerialised eligible Exxaro shareholders who elect to accept the offer must notify their duly appointed CSDP or broker, as the case may be, of their acceptance of the offer in the time and manner stipulated in the custody agreement governing their relationship with their CSDP or broker. Such dematerialised shareholder must not complete the attached form of acceptance and surrender (yellow).

5.2 Certificated eligible Exxaro shareholders and who accept the offer

Certificated eligible Exxaro shareholders who elect to accept the offer must complete the attached form of acceptance and surrender (yellow) and return it in an envelope marked **"Exxaro Offer"**, to the transfer secretaries at 70 Marshall Street Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107), South Africa together with the relevant document(s) of title, to be received by the transfer secretaries by no later than 12:00 on the closing date.

No receipt will be issued for documents of title surrendered unless specifically requested. Offerees requiring receipts must prepare a receipt and forward it to the transfer secretaries together with their document(s) of title surrendered.

If document(s) of title relating to any offer shares to be surrendered are lost or destroyed, certificated offer participants should nevertheless return the form of acceptance and surrender (yellow) duly signed and completed, together with an indemnity form (duly completed) obtainable from the transfer secretaries.

BEE Holdco may dispense with the surrender of such document(s) of title upon production, by no later than 17:00 on the day prior to the closing date, of evidence satisfactory to BEE Holdco that the document(s) of title to the offer shares in question have been lost or destroyed and upon provision of a suitable indemnity on terms satisfactory to BEE Holdco. Indemnity forms are obtainable from the transfer secretaries.

Acceptances of the offer sent through the post are sent at the risk of the offeree concerned. If any person who is not a registered eligible Exxaro shareholder surrenders documents of title in respect of offer shares, together with a transfer form for the registration of such shares purporting to have been properly completed by the registered holder thereof, such person shall be entitled to receive payment of the offer consideration pursuant to acceptance of the offer, provided that:

- such person proves to the satisfaction of BEE Holdco that the relevant stamp duty payable has in fact been paid in respect of the proposed registration of transfer of such offer shares;
- the offer consideration has not already been delivered or posted to the registered holder of such offer shares;
- such person may be required by BEE Holdco, in its sole discretion, to furnish an indemnity in a form and on terms acceptable to BEE Holdco, against any loss or damage, payment or expense which BEE Holdco may suffer or incur by reason of or arising from the payment of the offer consideration to such person.

If a form of acceptance and surrender (yellow) is rejected due to non-compliance with the instructions contained therein, then the offeree concerned will be deemed not to have accepted the offer. BEE Holdco may nevertheless, in its sole discretion, condone the non-observance by any offeree of any of the terms of the offer.

6. ACCEPTANCES IRREVOCABLE

All acceptances of the offer received by the transfer secretaries, CSDPs or brokers, as the case may be, and treated as valid by them shall be irrevocable.

In respect of certificated eligible Exxaro shares, BEE Holdco reserves the right in its sole and absolute discretion, to:

- treat as invalid forms of acceptance and surrender (yellow) not accompanied by valid documents of title;
- treat as invalid forms of acceptance and surrender (yellow) not properly completed; or
- require proof of the authority of the person signing the form of acceptance and surrender (yellow) where such proof has not yet been lodged with or recorded by the transfer secretaries.

Eligible Exxaro shareholders may accept the offer in respect of all or part of their holding of offer shares or may decline the offer by taking no action.

Eligible Exxaro shareholders should note that upon acceptance of the offer, they must not trade in the shares in respect of which the offer has been accepted.

7. SETTLEMENT OF THE OFFER CONSIDERATION

The offer consideration due to dematerialised offer participants will be paid within five business days of the closing date of the mandatory offer into his account with his CSDP or broker, at his risk, and dealt with in terms of the custody agreement entered into between the offer participant and his CSDP or broker.

The offer consideration due to certificated offer participants will, unless prior arrangements have been agreed to with BEE Holdco, be posted, by ordinary post, to such offer participants, at such offer participant's risk, to his address reflected in the form of acceptance and surrender, or if there is no address on the form of acceptance and surrender, to the address reflected on the register of members of Exxaro. This will take place within five business days of the closing date of the mandatory offer, provided the form of acceptance and surrender together with the relevant document(s) of title (in negotiable form) have been received by the transfer secretaries.

If the offer consideration is returned undelivered, the offer consideration will be held in trust by BEE Holdco until claimed and no interest will accrue thereon. This and the preceding paragraph do not apply to dematerialised shares held by offer participants.

The settlement of the offer consideration will, if applicable, be made subject to the Exchange Control Regulations.

8. THE REINVESTMENT OPTION

8.1 Background

To facilitate the ownership of Exxaro shares by HDSAs, the IDC and ASAC have entered into the following transactions.

- The IDC has funded the acquisition of Exxaro shares by BEE Holdco and BEE Women's Group by:
  - disposing of 34 436 840 Exxaro shares at R46,53 per Exxaro share to BEE Holdco in consideration for BEE Holdco IDC preference shares in the amount of R1 208 million and BEE Holdco ordinary shares in the amount of R394 million;
  - disposing of 7 061 773 Exxaro shares at R40,91 per Exxaro share to BEE Women's Group SPV in consideration for BEE Women's Group SPV preference shares in the amount of R282 million and R7 million in cash.

ASAC will sell 79 717 417 Exxaro shares to BEE Holdco for R35,75 per share. The purchase consideration will be settled through the issue by BEE Holdco of 79 717 417 BEE Holdco ASAC preference shares to ASAC. The dividends received by ASAC on the BEE Holdco ASAC preference shares will be equal to the dividends received by BEE Holdco on the Exxaro shares sold to BEE Holdco by ASAC.

BEE Holdco will advance a loan of R2 850 million to Anglo Finance, earning interest at approximately 10,7% per annum. Anglo Finance has provided BEE Holdco with a third party guarantee in respect of its obligations arising from the loan from Anglo Finance.

8.2 Mechanism

The attention of all eligible Exxaro shareholders who are citizens of, or who have a registered address in, jurisdictions outside of South Africa is drawn to paragraph 10.2 below.

In the event that the reinvestment option waiver resolution is not approved, the reinvestment option will be available to non-excluded Exxaro shareholders. In terms of the SRP Code, non-excluded Exxaro shareholders will be provided with the opportunity to acquire a suite of instruments comprising a combination of BEE Holdco ordinary shares, BEE Holdco IDC preference shares, BEE Holdco ASAC preference shares and BEE Women's Group SPV preference shares on the same terms and conditions as ASAC and IDC.

Exxaro shareholders electing the reinvestment option will also be obliged to receive a loan from BEE Holdco on the same terms and conditions as that made to Anglo Finance, and will be required to provide BEE Holdco with a guarantee in respect of repayment of the loan, and the interest thereon, on the same terms as the guarantee obtained by Anglo Finance in respect of its obligation to BEE Holdco.

In terms of the Exchange Control Regulations, only non-excluded Exxaro shareholders, being eligible Exxaro shareholders who have accepted the mandatory offer and are residents of the common monetary area, will be eligible to participate in the reinvestment option.

In the event that the whitewash resolution is not approved, or the SRP does not waive the requirement for the mandatory offer, and the mandatory offer becomes unconditional, Kumba shareholders, excluding ASAC and the IDC, will be asked to approve the reinvestment option waiver resolution.

In the event that the reinvestment option waiver resolution is not passed, eligible Exxaro shareholders wishing to acquire the suite of instruments on the same terms and conditions as ASAC and the IDC are required to take the following steps:

- such shareholders should accept the mandatory offer in accordance with the procedures set out in paragraph 5 which will result in them receiving the cash consideration of R45,99 per share;
- such shareholders will then be entitled to utilise a portion of such proceeds to acquire the suite of instruments from ASAC and the IDC.

The table below sets out the basis on which eligible Exxaro shareholders will be able to participate in the reinvestment option.

Instrument	Entitlement to instrument per 100 Exxaro shares sold in terms of the mandatory offer	Subscription price per instrument (Rand)
BEE Holdco ASAC preference shares	32,86	35,75
BEE Holdco ordinary shares	6,18	26,26
BEE Holdco IDC preference shares	10,71	46,53
BEE Women's Group SPV preference shares	2,91	40,91

The mechanism set out above will result in Exxaro shareholders electing to participate in the reinvestment option investing 42,5% of the proceeds received in terms of the mandatory offer in the suite of instruments and receiving proportionately the same entitlement to the suite of instruments as ASAC and the IDC in aggregate have received.

8.3 Overview of the suite of instruments

8.3.1 BEE Holdco capital structure

The *pro forma* balance sheet of BEE Holdco, based on the assumption that the transaction is implemented, is as follows:

	R million
Equity	
98 095 901 BEE Holdco ordinary shares	2 509
79 717 417 BEE Holdco ASAC preference shares	2 850
25 971 117 BEE Holdco IDC preference shares	1 209
Debt	
Senior	1 600
Mezzanine	1 374
	9 542
Assets	
Loan to ASAC	2 850
186 550 873 Exxaro shares, at cost	6 692
	9 542

8.3.2 BEE Holdco ordinary shares

Holders of BEE Holdco ordinary shares may dispose of such shares at any time, but only to an HDSA approved by ASAC and the other shareholders of BEE Holdco and after first offering such shares to the other shareholders of BEE Holdco.

With regard to dividend policy, for so long as BEE Holdco has mezzanine debt outstanding, all amounts received by BEE Holdco from Exxaro shall be applied and distributed in accordance with and subject to the terms of the financing arrangements.

8.3.3 BEE Holdco ASAC preference shares

BEE Holdco will acquire 79 717 417 Exxaro shares from ASAC, and will issue the same number of BEE Holdco ASAC preference shares to ASAC. Each BEE Holdco ASAC preference share will pay a dividend equal to the dividend paid by Exxaro on an Exxaro share.

The BEE Holdco ASAC preference shares will be redeemed at R35,75 each after seven years.

For each BEE Holdco ASAC preference share acquired in terms of the reinvestment option, the holder of such preference share will receive an amount of R35,75 from Anglo Finance, and will be obliged to take cession of Anglo Finance's obligation to repay R35,75 to BEE Holdco after 7 years under the Anglo Finance/BEE Holdco loan (through entering into a *pro forma* agreement with BEE Holdco and Anglo Finance) and will be obliged to pay interest on the amount due to BEE Holdco at approximately 10,7% per annum.

In order to be eligible to take cession of Anglo Finance's obligation to repay the Anglo Finance/BEE Holdco loan, Exxaro shareholders will need to obtain a guarantee with a financial institution of equivalent standing in favour of BEE Holdco in respect of repayment of the Anglo Finance/BEE Holdco loan as well as interest thereon.

The salient terms of the BEE Holdco ASAC preference shares are set out below:

Description	**Cumulative, variable rate, redeemable**
Nominal value	R2 850 000 000
Number of shares	79 717 417
Par value	1 cent
Dividends	Dividends are equal to the ordinary dividend received by BEE Holdco in respect of 79 717 417 ordinary shares held in Exxaro ("ASAC Reserved Shares")
Final Redemption Date	7th anniversary of the Issue Date
Issue Date	Transaction completion date

Description	Cumulative, variable rate, redeemable
Dividend Payments	Upon receipt of dividend on ASAC Reserved Shares
Penalty Interest Rate on non-redemption	Prime Rate + 6% (nacm)
Early repayment events	Events standard for instruments of this nature including cross-default to third party debt raised in BEE Holdco partially serviced through dividends received from Exxaro ("Third Party Lenders Mezzanine Facility"), insolvency proceedings, attachment of material assets and failure to comply with judgements
Transferability	The preference shares cannot be transferred or sold to any third party prior to the Final Redemption Date

nacm = nominal annual compounded monthly

8.3.4 ***BEE Holdco IDC preference shares***

The salient terms of the BEE Holdco IDC preference shares are set out below:

Description	Cumulative, variable rate, redeemable
Par value	1 cent
Dividend Rate	The Prime Rate + 0.15% (nacm)
Final Redemption Date	7th anniversary of the Issue Date
Issue Date	Transaction completion date
Dividend Payments	Semi-annually in arrears, limited to a portion of the dividends received by BEE Holdco from Exxaro after administrative expenses of BEE Holdco have been paid, on a *pari passu* basis with the Third Party Lenders Mezzanine Facility and Anglo Finance Facility. Dividends are cumulative
Penalty Interest Rate on non-redemption	Prime Rate + 6% (nacm)
Early repayment events	Events standard for instruments of this nature including cross-default to third party debt raised in BEE Holdco partially serviced through dividends received from Exxaro ("Third Party Lenders Mezzanine Facility"), insolvency proceedings, attachment of material assets and failure to comply with judgements
Transferability	The preference shares cannot be transferred or sold to any third party prior to the Final Redemption Date

8.3.5 ***BEE Women's Group SPV preference shares***

The *pro forma* balance sheet of the BEE Women's Group SPV, based on the assumption that the transaction is implemented, is as follows:

	R million
Equity	
11 001 780 BEE Women's Group SPV preference shares	289
Total equity	**289**
Assets	
11 001 780 BEE Holdco ordinary shares at cost	289
Total assets	**289**

The BEE Women's Group SPV preference shares pay a preference dividend calculated such that the holder of the preference share earns a real after tax internal rate of return of 8% on the subscription price. The Women's Group SPV preference shares will also entitle the holder thereof to 30% of the capital appreciation on the underlying Exxaro shares held by the BEE Women's Group SPV.

8.4 Valuation of the suite of instruments

The table below shows the cost of the suite of instruments to ASAC and the IDC (which is the same as the amount for which Exxaro shareholders can acquire these instruments from ASAC and the IDC) as well as the midpoint valuation placed on the instruments by the independent expert.

The independent expert's midpoint valuations as set out in this paragraph 8.4 are based on and subject to the matters considered, assumptions and methodologies used and qualifications set forth in the valuation letter dated 13 September 2006, delivered to Kumba by the independent expert.

	Subscription price per instrument (Rand)	Independent expert's midpoint valuation (Rand)
BEE Holdco ASAC preference shares	35,75	23,12
BEE Holdco ordinary shares	26,26	32,85
BEE Holdco IDC preference shares	46,53	35,05
BEE Women's Group SPV preference shares	40,91	27,90

The calculation below shows the financial impact on an Exxaro shareholder who accepts the mandatory offer in respect of 100 Exxaro shares and elects to acquire the suite of instruments from ASAC and the IDC.

	Number of instruments	Subscription price per instrument (Rand)	Total cost (Rand)	Independent expert's midpoint valuation (Rand)
BEE Holdco ASAC preference shares	32,86	35,75	1 175	760
BEE Holdco ordinary shares	6,18	26,26	162	203
BEE Holdco IDC preference shares	10,71	46,53	498	375
BEE Women's Group SPV preference shares	2,91	40,91	119	81
			1 954	1 419

In the above example, the Exxaro shareholder would also receive a loan in the amount of R1 175 from BEE Holdco and would be required to provide a guarantee from a financial institution in respect of the repayment of this amount, as well as the payment of interest thereon. Such loan is repayable on the seventh anniversary of the transaction completion date.

8.5 Procedure for acceptance

Eligible shareholders who wish to acquire the suite of instruments on the same terms and conditions as ASAC and the IDC, notwithstanding the advice of the Kumba Board in paragraph 16 below not to exercise the reinvestment option, should contact the Kumba Shareholder Information Line as described on the inner front cover of this circular and register their interest in the reinvestment option. Exxaro will make the necessary arrangements for such persons to enter into the *pro forma* legal agreements necessary for them to acquire the suite of instruments from ASAC and the IDC.

Shareholders who have not registered their interest to reinvest in the suite of instruments by 12:00 on Friday, 1 December 2006 will be deemed to have waived their rights to do so.

9. KUMBA AND ITS DIRECTORS' INTERESTS

9.1 Kumba's interests in BEE Holdco shares

At the last practicable date, Kumba and its subsidiaries held no BEE Holdco shares.

9.2 Kumba directors' interests in BEE Holdco shares

At the last practicable date, no Kumba directors held any BEE Holdco shares.

9.3 Kumba directors' interests in Kumba shares

Kumba directors' interests in Kumba shares are disclosed in paragraph 22.1 of this circular.

10. BEE HOLDCO AND ITS DIRECTORS' INTERESTS

10.1 BEE Holdco directors' interests in Kumba shares

At the last practicable date, none of the directors of BEE Holdco whose names appear on page 62 of this circular, had any interest in Kumba shares.

10.2 BEE Holdco's interests in Kumba shares

At the last practicable date, BEE Holdco and its subsidiaries held no Kumba shares.

11. FOREIGN EXXARO SHAREHOLDERS

The mandatory offer to persons resident in, or who are citizens of, or who have a registered address in, jurisdictions outside of South Africa may be affected by laws of the relevant jurisdiction. Such persons should consult with their professional advisers and inform themselves about any applicable legal requirements, which they are obligated to observe. It is the responsibility of any such offerees wishing to accept the offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith.

The mandatory offer is not being, and will not be, made, directly or indirectly, in or into Canada, Japan, Australia and the Republic of Ireland or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. BEE Holdco will not be permitted to accept, directly or indirectly, any tenders made, in connection with the mandatory offer, in or from any of the foregoing jurisdictions.

In terms of the Exchange Control Regulations, only non-excluded Exxaro shareholders, being eligible Exxaro shareholders who have accepted the mandatory offer and who are residents of the common monetary area, will be eligible to participate in the reinvestment option.

12. CASH CONFIRMATION

The cash consideration payable by BEE Holdco under the mandatory offer shall be funded by a loan from ASAC. ASAC will ultimately acquire the shares acquired by BEE Holdco in terms of the mandatory offer.

The SRP has received confirmation from an appropriate party that BEE Holdco has adequate funds to fulfill its obligations should the mandatory offer not be waived or the SRP does not grant exemption from making the mandatory offer.

13. SPECIAL ARRANGEMENTS

Other than for the involvement of Anglo American plc and the IDC, which are shareholders in Kumba, and SA Nkosi and F Titi, who are directors of Kumba, in the transaction, as fully described in the circular of which this Mandatory Offer to Exxaro shareholders forms part, no agreement, arrangement or understanding exists between BEE Holdco, or any persons acting in concert with it and

- any Kumba directors or persons who were directors within the 12 months ended on the last practicable date; or
- holders of Kumba shares or persons who held Kumba shares within the 12 months ended on the last practicable date,

which have any connection with or dependence upon the offer.

14. EXCHANGE CONTROL CONSIDERATIONS

The Exchange Control implications in respect of the mandatory offer are the same as those set out in paragraph 7.6 of the circular in respect of the *pro rata* repurchase.

The reinvestment option is only available to eligible Exxaro shareholders who are residents of the common monetary area.

15. DIRECTORS' RESPONSIBILITY STATEMENT

Insofar as the information in the section relating to the mandatory offer, set out on pages 62 to 70 of this circular, relates to Kumba and Exxaro, the directors of Kumba, collectively and individually, accept full responsibility for the accuracy thereof and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading, and all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law, the Listings Requirements and the SRP Code.

Insofar as the information in the section relating to the mandatory offer, set out on pages 62 to 70 of this circular, relates to BEE Holdco, the directors of BEE Holdco, collectively and individually, accept full responsibility for the accuracy thereof and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading, and all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law, the Listings Requirements and the SRP Code.

16. OPINIONS AND RECOMMENDATIONS

The Kumba Board appointed an independent sub-committee to consider the terms and conditions of the mandatory offer. The independent expert has provided the independent sub-committee with a written opinion dated 13 September 2006 that, were the mandatory offer to be made as of that date, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the offer consideration of R45,99 per share to be received by Kumba shareholders who accept the mandatory offer, from a financial point of view, would be fair and reasonable to Kumba shareholders.

The independent financial expert's opinion is included as Annexure 1 to this circular.

The independent sub-committee has considered the terms and conditions of the mandatory offer and has considered all other matters that it deemed relevant or necessary to review in connection with its evaluation of the mandatory offer, including the opinion of the independent expert and, after such consideration, has determined that, were the mandatory offer to be made as of the last practicable date, the terms of the mandatory offer would be fair and reasonable to Kumba shareholders.

The mandatory offer is however one aspect of the transaction and must be considered in the context of the transaction as a whole. It is the view of the Kumba Board that the transaction as a whole is beneficial to the company and its shareholders and the Kumba Board recommends that shareholders support the transaction and vote in favour of the resolutions, including the whitewash resolution, to be proposed at the general meeting convened in terms of the notice of general meeting attached to this circular.

The independent expert has provided a valuation letter to the independent sub-committee of the Kumba Board in respect of the suite of instruments dated 13 September 2006. Based on, and subject to the matters considered, assumptions made and qualifications set forth in this valuation, the midpoint of the fair value of the suite of instruments is approximately 27% less than the price at which Exxaro shareholders are entitled to acquire the suite in terms of the reinvestment option. Accordingly, the Kumba Board has accepted the determination of the independent sub-committee of the Kumba Board and recommends that Exxaro shareholders who accept the mandatory offer, in the event that the whitewash resolution is not approved, do not elect the reinvestment option.

By order of the Kumba Board

M S Viljoen
Company secretary

Pretoria
9 October 2006

By order of the BEE Holdco Board

V Z Mntambo
Chairman

Johannesburg
9 October 2006

INDEPENDENT FINANCIAL EXPERT'S OPINION

Strictly Private and Confidential

The Board of Directors
Kumba Resources Limited
Roger Dyason Road
Pretoria West
0183

13 September 2006

Attention: Members of the Independent Sub-Committee of the Board of Directors

Members of the Board:

THE POSSIBLE MANDATORY OFFER BY BEE HOLDCO TO ACQUIRE ALL OF THE ISSUED ORDINARY SHARES OF EXXARO AS A RESULT OF A CHANGE OF CONTROL OF EXXARO PURSUANT TO THE PROPOSED BLACK ECONOMIC EMPOWERMENT TRANSACTION INVOLVING ANGLO AMERICAN, KUMBA RESOURCES, EYESIZWE COAL, CERTAIN BEE CONSORTIA AND THE IDC

1. INTRODUCTION

1.1 We refer to the proposed Black Economic Empowerment ("BEE") transaction involving Anglo American plc ("Anglo American"), Kumba Resources Limited ("Kumba Resources" and, when referred to in its reconstituted form pursuant to the transaction defined hereafter, "Exxaro"), Eyesizwe Coal (Proprietary) Limited ("Eyesizwe Coal"), certain BEE consortia and the Industrial Development Corporation of South Africa Limited ("IDC") (the "Transaction").

1.2 We understand that the implementation of the Transaction will result in an "Affected Transaction" pursuant to rule 8.1 of the Securities Regulation Code on Takeovers and Mergers and Rules of the Securities Regulation Panel ("the SRP Code") as, pursuant to the Transaction, Main Street 333 (Proprietary) Limited ("BEE Holdco") will acquire greater than 35% of all of the issued ordinary shares of Exxaro, par value R0.01 (the "Shares"). Pursuant to the SRP Code, BEE Holdco will therefore be required to make a mandatory offer to purchase all of the remaining Shares (the "Offer") for a cash consideration of R45.99 per Share (the "Offer Consideration").

1.3 The Securities Regulation Panel ("SRP") has indicated that it will consider a written ruling in terms of Rule 8 of the SRP Code allowing BEE Holdco to dispense with the requirement to extend a mandatory offer to the Shareholders provided a simple majority of the independent Shareholders, in a general meeting, waive the requirement for a mandatory offer by BEE Holdco ("the Whitewash Resolution"). If the Whitewash Resolution is not passed, BEE Holdco will extend the Offer to the remaining Shareholders for the Offer Consideration.

1.4 Pursuant to Rule 3.1 of the SRP Code, Citigroup Global Markets Limited ("Citigroup", "we", "our" or "us") has been appointed by the independent sub-committee of the Board of Directors of Kumba Resources (the "Board"), to provide it with an opinion as to whether, were the Offer to be made as of the date hereof, the Offer Consideration, from a financial point of view, would be fair and reasonable to the holders of the Shares (the "Shareholders").

2. METHODOLOGY AND ASSUMPTIONS

2.1 In arriving at our opinion, we have reviewed drafts of: (1) the Microsoft Excel Transaction model prepared by Rand Merchant Bank (draft dated 11 September, 2006) among the parties listed in 1.1 hereof and various affiliates thereof and (2) the circular to Shareholders of Kumba Resources Limited (draft dated 11 September, 2006), (the "Transaction Documents"), and held discussions with certain senior officers, directors and other representatives and advisers of Kumba Resources and certain senior officers and other representatives and advisers of Eyesizwe Coal concerning the business, operations and prospects of Kumba Resources and Eyesizwe Coal. We examined and reviewed certain publicly available business and financial information relating to Kumba Resources and Eyesizwe Coal as well as certain financial forecasts and other information and data relating to Kumba Resources/Exxaro which were provided to or discussed with us by the management of Kumba Resources and that we deem to be relevant. We participated in discussions with and reviewed documents written by Kumba Resources' legal advisors regarding the application of the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry in the context of the Transaction (the "Charter") in the context of the Transaction. We reviewed the financial terms of the Offer as set forth in the Transaction Documents in relation to, among other things; current and historic market prices and trading volumes of the Shares; the historic and projected earnings and other operating data of Kumba Resources/Exxaro and Eyesizwe Coal; and the capitalisation and financial condition of Kumba Resources and Eyesizwe Coal.

We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Offer and analysed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Kumba Resources and Eyesizwe Coal. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The methodology used in arriving at our opinion is consistent with the methodology ordinarily used in respect of transactions of a similar nature.

2.2 In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data, including the Competent Person's Report dated 8 May 2006 (the "Competent Person's Report"), publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Kumba Resources and Eyesizwe Coal that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Kumba Resources and Eyesizwe Coal provided to or otherwise reviewed by or discussed with us, we discussed with and have been advised by the management of Kumba Resources and Eyesizwe Coal that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Kumba Resources and Eyesizwe Coal as to the future financial performance of Kumba Resources and Eyesizwe Coal. We have assumed, with your consent, that the Transaction Documents will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Kumba Resources or Eyesizwe Coal, the Offer or the Transaction. Representatives of Kumba Resources have advised us, and we further have assumed that the final terms of the Transaction Documents will not vary materially from those set forth in the drafts reviewed by us. Other than the Competent Person's Report, the Transaction model, other financial models provided by Kumba Resources' advisers and other than as set forth in paragraph 2.5 below, we have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Kumba Resources, Eyesizwe Coal or BEE Holdco, nor have we made any physical inspection of the properties or assets of Kumba Resources or Eyesizwe Coal. We have not evaluated the solvency or fair value of Kumba Resources or Eyesizwe Coal under any laws relating to bankruptcy, insolvency or similar matters. We were not requested to, and we did not, participate in the negotiation or structuring of the Transaction, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Kumba Resources or Eyesizwe Coal. We express no view as to, and our opinion does not address, the relative merits of the Offer or the Transaction as compared with any alternative business strategies that might exist for Kumba Resources or the effect of any other transaction in which Kumba Resources might engage.

2.3 Where practicable, we have compared the financial forecast information furnished to or discussed with us by Kumba Resources against third party sources and have discussed the assumptions made therein with the management of Kumba Resources. On the basis of these and such other enquiries as we have considered appropriate, we believe that the financial forecast information has been compiled with due care and consideration.

2.4 Our opinion is necessarily based upon information available to us, and financial, market and other conditions and circumstances existing as of the date hereof that can be evaluated, and on the information made available to us as of the date of this letter, including, but not limited to, our current understanding of the Charter, based solely on discussions with Kumba Resources and its advisors. In particular, we have not considered whether the Transaction will result in compliance with the empowerment requirements of the Charter or the effect of Kumba Resources losing its empowerment credentials. Our opinion as expressed below does not imply any conclusion as to the likely trading range for the Shares following the implementation of the Transaction, which may vary depending upon, among other factors, changes in interest rates, exchange rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address Kumba Resources' underlying business decision to effect the Transaction, and we express no view on the effect on Kumba Resources and the Shareholders of the Transaction and the related transactions.

2.5 In arriving at our conclusion, we have undertaken a valuation of each of the operating assets of Kumba Resources which are the subject of the Transaction. We have also considered the valuation of certain of the financing instruments issued by BEE Holdco. We have employed three primary evaluation methodologies for the purposes of valuing the operating assets, being a sum-of-the-parts discounted cash flow valuation, a public market comparable company valuation and a private market precedent transaction valuation. We have made certain assumptions, including projected free cash flow and EBITDA estimates for each of the operating assets, weighted average cost of capital estimates, together with the macro-economic assumptions underlying these projections. Such assumptions include commodity prices, exchange rates, inflation rates and interest rates. We have compared such assumptions with those made by the management of Kumba Resources and those contained in the Competent Person's Report, together with publicly available forecasts and assumptions made by certain investment bank research departments. It should be noted that any valuation is only an approximation, subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm preparing such valuation and, thus, a valuation is not intended to be, and should not be construed in any respect as, a guaranty of value. The valuations do not represent an opinion as to the price at which Exxaro, or any interests therein, actually would be acquired or sold. Our opinion stated herein is derived entirely from the valuations described above as of the date hereof, and is qualified entirely

by the matters considered and methodology and assumptions underlying such valuations. Except as expressly described above, we did not, and you have not asked us to, undertake any other analyses or consider any other information (including any analysis of or information relating to the past, present or projected trading value of the Shares), and accordingly our opinion is qualified to the extent such other analyses or information may have affected our opinion, or the matters considered and methodology and assumptions used in arriving at our opinion.

3. INDEPENDENCE

3.1 We have acted as an independent financial expert to the independent sub-committee of the Board with respect to this opinion, and with respect to other opinions relating to other aspects of the Transaction and other related transactions, and will receive a fee for our services in connection with the delivery of these opinions. We did not act as financial adviser to any other parties in connection with the Transaction and, consequently, we have not had access to documents or information that may have been available to other advisers who have acted in connection with the Transaction or any other related transactions. We and our affiliates in the past have provided, and currently provide services to Kumba Resources unrelated to the Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, lending relationships with Anglo American and BHP Billiton PLC. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Kumba Resources/Exxaro and other parties to the Transaction for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Kumba Resources/Exxaro, other parties to the Transaction and their respective affiliates, including David Challen who sits as a non-executive director on the board of Anglo American PLC in the capacity of Chairman of the Audit Committee and Member of the Remuneration Committee.

3.2 Other than as disclosed and providing the independent sub-committee of the Board with this opinion, Citigroup has no advisory or other relevant relationship with, or direct or indirect interest in, Kumba Resources or any of the other parties involved in the Transaction. Citigroup has no material interest in the Offer or the Transaction or in the success or failure of the Offer or the Transaction. Accordingly, we believe that we are sufficiently independent to provide this fair and reasonable opinion.

4. USE OF THIS OPINION

4.1 Our advisory services and the opinion expressed herein are provided for the information of the independent sub-committee of the Board in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act on any matters relating to the Offer or the Transaction.

4.2 We hereby consent to our name being used and ascribed to this opinion and to the inclusion of references to our opinion, in the form and context in which they appear herein, in the proposed announcement and circular to Shareholders. This opinion shall not otherwise, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Citigroup Global Markets Limited or any of our affiliates be made by Kumba Resources/Exxaro or any of its affiliates or the Shareholders, without our prior written consent.

5. OPINION

5.1 Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, Citigroup is of the opinion that, were the Offer to be made as of the date hereof, the Offer Consideration, from a financial point of view, would be fair and reasonable to Shareholders as the Offer Consideration is within the valuation range of R43.63 to R53.25 (based on 343.7 million fully diluted shares outstanding), which we consider to be fair and reasonable based upon our valuation methodology and subject to the matters considered, assumptions used and qualifications set forth above.

5.2 Our opinion is only expressed as of the date hereof. We understand that the mandatory offer may not take place for several weeks following the date hereof, and our opinion should not be relied upon as relevant or accurate as at the time the mandatory offer is made or at any other time following the date hereof. There are a number of external factors that may affect the this opinion subsequent to the date hereof, including without limitation changes in market conditions and changes in the trading value of the Shares, and we are under no obligation to update, revise or reaffirm our opinion..

Yours faithfully

Citigroup Global Markets Limited

PROPOSED AMENDMENTS TO THE KUMBA ARTICLES

1. Insertion of a new Article 1.6A as follows:

"1.6A "Implementation Agreement" means the implementation agreement entered into or about to be entered into between ASAC, AOL, Anglo Finance, Kumba, Eyesizwe Mining, Eyesizwe Holdings, Eyesizwe SPV, Eyesizwe Coal Employees Share Trust, Eyesizwe Coal, Black Mountain SPV, SIOC Community Development SPV, Kumba Iron Ore, Kumba Base Metals, Kumba Coal, Ticor KZN, Newco EEPS Trust, SIOC ESPS Trust, SIOC Community Development Trust, IDC, Eyabantu Capital, Eyabantu SPV, PWC, Tiso, Tiso SPV, SAWIMA, BEE Women's Group SPV, BEE Holdco, BHP Billiton and SIOC in terms of which, *inter alia*, the Project Pangolin Conditions are set out;"

2. Insertion of a new Article 1.35 as follows:

"1.35 Unless expressly defined in these articles, capitalised terms, used in these articles, including this clause 1, shall bear the meanings assigned to them in the Implementation Agreement and shall be deemed to be incorporated in and form part of these articles."

3. Substitution of Article 3.2 with a new Article 3.2 as follows:

"3.2 With the prior approval of the company in general meeting and subject to the Statutes, and the approval of the Issuer Services Division of the JSE (where necessary), any securities in the company authorised but unissued from time to time, may be issued by the directors to such person or persons on such terms and conditions and with such rights or restrictions attached thereto as the directors may determine, provided that, until the Final Date, the company will not, without the prior written approval of the Designated Parties, issue any further shares, options or instruments which are by nature equity to any person (be it under the EEPS, any management incentive scheme of the company or otherwise), to the extent that the company would cease to be an HDSA having Broad-Based Ownership as a result thereof."

4. Substitution of Article 3.3 with a new Article 3.3 as follows:

"3.3 All or any of the rights, privileges or conditions for the time being attached to any class of shares for the time being forming part of the share capital of the company may (unless otherwise provided by the terms of issue of the shares of that class) whether or not the company is being wound up, be varied in any manner with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a resolution passed in the same manner as a special resolution of the company at a separate general meeting of the holders of the shares of that class, provided that, until the Final Date, the prior written approval of the Designated Parties to such variation is first obtained, to the extent that the company would cease to be an HDSA having Broad-Based Ownership as a result thereof. The provisions of these Articles relating to a general meeting shall *mutatis mutandis* apply to any such separate general meeting, except that:

3.3.1 the necessary quorum shall be a member or members of the class present in person, or represented by proxy and holding at least fifty one per cent (51%) of the capital paid or credited as paid on the issued shares of that class;

3.3.2 the necessary quorum shall be a member or members of the class present in person, or represented by if at any adjourned meeting of such holders a quorum as above defined is not present, those holders who are present shall be a quorum; and

3.3.3 the necessary quorum shall be a member or members of the class present in person, or represented by any holder of shares of the class present in person or represented by proxy may demand a poll, and, on a poll, shall have one (1) vote for each share of the class of which he is the holder."

5. Substitution of the first paragraph under the heading of Article 9 with a new paragraph as follows:

"9. **ALTERATION OF CAPITAL AND MEMORANDUM**

Subject to, until the Final Date, the prior written approval of the Designated Parties to the extent that the company would cease to be an HDSA having Broad-Based Ownership, and subject to the provisions of the Statutes, and the JSE Listings Requirements, the company may from time to time by special resolution – "

6. Substitution of Article 15.1 with a new Article 15.1 as follows:

"15.1 Until otherwise determined by a meeting of members, the number of directors shall not be less than four (4) nor more than twenty (20), provided that these articles will, until the Final Date, not: (i) permit any director of the company to be appointed to its board of directors if, as a result of such appointment, the majority of the directors on its board are not HDSAs and (ii) give effect to any agreement or exercise any right in terms of any such agreement that permits the appointment of directors to its board otherwise than in accordance with the foregoing."

7. Substitution of Article 15.2 with a new Article 15.2 as follows:

"15.2 Subject to the provisions of Article 15.1, the directors shall have power at any time and from time to time to appoint any person as a director, either to fill a casual vacancy or as an addition to the board, but so that the total number of the directors shall not at any time exceed the maximum number fixed. Subject to the provisions of Article 16.2 any person appointed to fill a casual vacancy or as an addition to the board shall retain office only until the next following annual general meeting of the company and shall then retire and be eligible for re-election."

8. Substitution of Article 18.2 with a new Article 18.2 as follows:

"18.2 Questions arising at any meeting shall be decided by a majority of votes and in case of an equality of votes, the chairman shall have a second or casting vote, provided that until the Final Date and subject to the listings requirements of the JSE, at any meeting the majority of all the votes of the directors on the board will be exercisable by HDSAs."

9. Substitution of the first paragraph under the heading of Article 36 with a new paragraph as follows:

"36 ACQUISITION OF SHARES

Subject to, until the Final Date, the prior written approval of the Designated Parties to the extent that the company would cease to be an HDSA having Broad-Based Ownership, and the Statutes and the rules and requirements of any recognised stock exchange on which the shares of the company may be listed, the company may from time to time in any manner as may be prescribed or permitted by law – "

10. Insertion of a new Article 39 as follows:

"39 RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE SUBSCRIPTION SHARES

39.1 For the purposes of this Article 39:

39.1.1 "Capital Appreciation Period" means the 5-year period commencing on the date of allotment and issue of the Subscription Shares to the Trust in accordance with the terms of the Subscription Agreement and expiring on the fifth anniversary of such date of allotment and issue, or such shorter period as may be agreed to by the trustees of the Trust and the directors in terms of the Policy Document;

39.1.2 "Policy Document" means the Policy Document defined in the trust deed of the Trust;

39.1.3 "Repurchase Shares" means the number of the Subscription Shares which are eligible to be acquired by the Company in accordance with the formulae set out in Article 39.2;

39.1.4 "Remaining Shares" means the Subscription Shares which are not Repurchase Shares;

39.1.5 "Subscription Agreement" means the subscription agreement concluded between the Trust and the Company during June 2006 for the issue of the Subscription Shares to the Trust;

39.1.6 "Subscription Shares" means 10 618 974 ordinary shares with a par value of R0,01 (one cent) each in the capital of the Company, allotted and issued to the Trust in terms of the Subscription Agreement;

39.1.7 "the Trust" means the Exxaro Empowerment Participation Scheme Trust, which trust has been registered with the Master of the High Court under reference No. IT6429/2006;

39.1.8 the terms "Employee Beneficiaries", "Eligible Employee", "Group Company" and "Units" shall bear the meanings as defined in the Policy Document.

39.2 The Company shall have the right, at any time after expiry of the Capital Appreciation Period, to acquire by written notice to that effect to the Trust and subject to and in terms of the provisions of the Act:

39.2.1 Such number of the Subscription Shares, at their par value, as determined in accordance with the following formula:

$$A = \frac{V.(1+i)^T - \sum_{n=1}^{N}\left[D_n.(1+i)^{t_n}\right]}{S_T}$$

Where:

A = the number of Subscription Shares to be acquired, rounded to the nearest whole number;

V = R583 300 000;

i = 8%;

T = the duration of the Capital Appreciation Period expressed in years;

N = the number of receipts by the Company from the Trust as income beneficiary during the Capital Appreciation Period;

Dn = amount of the nth receipt by the Company as income beneficiary of the Trust;

tn = the period, expressed in years, between the final day of the Capital Appreciation Period and the date of receipt of the nth receipt by the Company as income beneficiary of the Trust; and

ST = the volume weighted average price of the Company's ordinary shares for the 30 trading days prior to the final day of the Capital Appreciation Period, represented as a price per share,

provided that for the purposes of the abovementioned formula, if the Company undertakes a rights issue and the Trust does not exercise its rights in terms of such rights issue, the Company will be deemed to have received a receipt from the Trust as income beneficiary as computed in the Policy Document.

39.2.2 In addition to the number of shares determined in 39.2.1, such number of Subscription Shares, at their par value, as determined in accordance with the following formula:

$$Z = \frac{Y - A}{Y} \cdot \sum_{j=1}^{x}\left[C \cdot \frac{M_j}{E}\right]$$

Where:

Z = the number of additional Subscription Shares to be acquired, rounded to the nearest whole number;

Y = the number of Subscription Shares held by the Trust on the last day of the Capital Appreciation Period, before any acquisition by the Company in terms of this Article 39.2;

A = A as determined by the formula in Article 39.2.1;

X = the number of Employee Beneficiaries who have died during the Capital Appreciation Period and whose estate received a death benefit in terms of clause 3.4 of the Policy Document;

C = the number of Units allocated to each Eligible Employee as specified in clause 1 of the Policy Document;

Mj = number of months within the Capital Appreciation Period that the relevant deceased Employee Beneficiary was permanently employed by a Group Company; and

E = the total number of months in the Capital Appreciation Period.

39.3 The Trust shall not be entitled, before the Company exercises its right in terms of Article 39.2 and acquires the Repurchase Shares, to in any way dispose of any of the Subscription Shares; provided that if the Trust is required to do so by virtue of all shareholders, or specific classes of shareholders, being obliged to dispose of their shares, then it may dispose of the Subscription Shares in terms of such obligation but only as a collective group of shares (and not individually) to a single acquirer. In order to give effect to the provisions of this Article 39.3 and as security for the obligations of the Trust arising from the exercise by the Company of its rights as contemplated in Article 39.2, the Subscription Shares shall be pledged to the Company.

39.4 To give effect to the provisions of Article 39.3, the Subscription Shares shall be certificated and the share certificates of the Subscription Shares shall be held in trust by the company secretary of the Company. The certificates of the Subscription Shares shall be appropriately endorsed to reflect the existence of the pledge.

39.5 On the Company exercising its right and acquiring the Repurchase Shares:

39.5.1 the conditions and restrictions contained in this Article 39 shall automatically cease to apply to the Remaining Shares and the Remaining Shares shall continue to rank *pari passu* in all respects with the other ordinary shares (other than the Repurchase Shares) in the issued share capital of the Company;

39.5.2 the Remaining Shares shall automatically be released from pledge and the share certificates in respect of the Remaining Shares shall be delivered to the Trust to enable the Remaining Shares to become uncertificated.

39.6 If at the time the Company exercises its rights in terms of Article 39.2, the solvency and liquidity requirements set out in sections 85(4)(a) and (b) of the Act are not met, the Company shall nevertheless be entitled to acquire the Repurchase Shares but shall only be obliged to pay the consideration to the Trust as and when the Company can make such payment without contravening the provisions of section 85(4) of the Act. Until the Company has fully discharged its obligation to the Trust, the Trust shall retain the status of a claimant with the rights set out in section 88(3) of the Act.

39.7 Save as set out in Articles 39.1 to 39.6, the Subscription Shares shall rank *pari passu* in all respects with the other ordinary shares in the issued share capital of the Company.

39.8 After expiry of the Capital Appreciation Period and after all the Repurchase Shares have been acquired by the Company in accordance with section 85 of the Act, this article shall cease to be of any further force and effect."

11. Insertion of a new Article 40 as follows:

"40. PROVISIONS RELATING TO OPERATION OF CERTAIN ARTICLES

Notwithstanding anything to the contrary, the provisions of Articles 3.2, 3.3, 9 and 36 shall not operate so as to in any way prevent or inhibit the coming into full force and effect of ordinary resolutions 3, 4, 8, 12 and 13 relating to issue of shares of the Company and special resolutions 2, 3, 4, 5 and 6 relating to repurchase of shares of the Company contained in the notice of meeting attached to the circular dated 9 October 2006 to members of the Company relating to Project Pangolin."

SALIENT FEATURES OF THE SHARE INCENTIVE PLANS

Glossary of terms

"Auditors"	the Auditors of the Company as determined from time to time;
"Business Day"	any day on which the JSE is open for the transaction of business;
"Closed Period"	a closed period as defined in the JSE Listing Requirements applicable to the Company from time to time;
"Committee"	the Remuneration Committee of the board of Directors of the Company or any other duly authorised committee of the board of Directors of the Company constituted by it for purposes of the Plans, and the members of which do not hold any executive office with any Participating Company;
"Company"	Exxaro or Kumba Iron Ore, as the case may be;
"Conditional Award"	a conditional award of Shares granted to an Employee in terms of the LTIP;
"Cost to Company"	monthly remuneration payable to employees including company contributions to retirement funds but excluding circumstantial allowances, company medical aid contributions, statutory employment cost and variable employment cost such as overtime payments and bonuses;
"DBP"	the Exxaro or Kumba Iron Ore Deferred Bonus Plan 2006, as the case may be;
"Date of Grant"	the date with effect from which the Committee resolves to grant a Share Appreciation Right or Conditional Award to an Employee as is specified in the Letter of Grant;
"Date of Offer"	the date with effect from which the Committee resolves to grant a Matching Award to an Employee as specified in the Offer to Participate;
"Directors"	the board of Directors of the Company from time to time or any committee thereof to whom the powers of the Directors in respect of the Plans are delegated in terms of the Company's articles of association;
"Employee"	any person holding full time salaried employment or office of the Group;
"Escrow Agent"	means the person or entity appointed by the Committee from time to time to hold Pledged Shares in escrow on behalf of Participants;
"Exercise Price"	the Market Value of a Share on the Business Day immediately preceding the SAR Exercise Date;
"Face Value of Grant"	the Market Value of the Shares related to Grants determined as at the Grant Date;
"Financial Year"	the financial year of the Company which currently runs from 1 January to 31 December each year;
"Grant"	the award of a Share Appreciation Right or a Conditional Award;
"Grant Price"	the Market Value of the Share on the Business Day immediately preceding the Date of Grant of the Share Appreciation Right;
"Group"	the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Act;

"JSE"	the JSE Limited, registration number 2005/022939/06, a public company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004;
"LTIP"	the Exxaro or Kumba Iron Ore Company Long-Term Incentive Plan 2006, as the case may be;
"Letter of Grant"	a document prepared by the Participating Company which details the following: – name of the Employee to whom the SARs are granted, the number of Shares in respect of which the SARs are granted, the Grant Price and any applicable Performance Conditions; or – name of the Participant to whom the Conditional Award is granted, the number of Shares in respect of which the Conditional Award is granted, and any applicable Performance Conditions pertaining thereto; or – name of the Participant, the maximum after-tax portion of the annual bonus to be applied in acquiring the Pledged Shares and the number of Matching Shares relating to each Pledged Share, the Pledge Period, Vesting Date, Release Date and any applicable conditions pertaining thereto;
"Market Value"	in relation to a Share on any particular day, the volume weighted average price of a Share as on that day as quoted on the JSE;
"Matching Award"	a conditional award of Shares made to a Participant under the DBP;
"Offer to Participate"	a document prepared by the Company inviting a Participant to participate in the SAR, LTIP or DBP and which details the offer and any applicable conditions pertaining thereto;
"Participant"	an Employee to whom a Grant/Offer has been made and who has accepted such Grant/Offer and includes the executor of his deceased estate, but excludes non-executive directors who are members of the Committee;
"Participating Company"	the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Act;
"Performance Condition"	the condition specified in the Letter of Grant, to which an award is subject;
"Performance Period"	the period in respect of which a Performance Condition is to be satisfied as specified in the Letter of Grant;
"Plans"	the SAR, LTIP and DBP;
"Pledged Shares"	a number of Shares acquired by a Participant with a portion of the after tax component of the participants' annual bonus in terms of the DBP;
"Release Date"	the date on which the settlement for the Vested Matching Award is made and the Pledged Shares are released from the pledge, in terms of the DBP;
"SAR"	the Exxaro or Kumba Iron Ore Company Share Appreciation Right Scheme 2006, as the case may be;
"SAR Period"	the period starting on the Date of Grant and ending at the end of the day stated as the date on which the Share Appreciation Rights will lapse as specified in the Letter of Grant;
"Settlement Date"	the date of which Shares are delivered as a result of the Vesting of awards under the Plans and "Settlement" shall bear a corresponding meaning;
"Share Appreciation Right"	a right to receive Shares in terms of the SAR to the value of the difference between the Exercise Price and the Grant Price;
"Shares"	ordinary shares of 1 (one) cent, or as adjusted, each in the capital of the Company and includes any shares or securities acquired as a result of a Reconstruction or Takeover and which are attributable to such ordinary shares representing them following a Reconstruction or Take-over; and

"Vesting Date" the date on which:

- a SAR becomes exercisable on fulfilment of the Performance Conditions; or
- a Participant becomes entitled to the Conditional Award due to the fulfilment of Performance Conditions under the LTIP; or
- the Participant becomes entitled to the Matching Award in terms of the DBP.

1. ELIGIBILITY

Any person holding full-time salaried employment of the Group, including an executive director of the Group, is eligible to participate.

2. LIMITS

2.1 Shares available for the Plans

The aggregate number of Shares which may be allocated under the Plans over any rolling 10 (ten)-year period following the adoption of the Plans on any day, when added to the total number of unexercised Share Appreciation Rights, unvested Conditional Awards and unvested Matching Awards previously allocated under the Plans and any Shares allocated to employees under any other managerial share scheme operated by the Company shall not exceed 30 million shares, representing approximately 9,7% of the issued ordinary shares of the Company at the last practicable date.

The Committee may, with the approval of the JSE, where required, adjust the number of Shares available for the Plans (without the prior approval of the Company in general meeting) on a proportionate basis to take account of:

- a capitalisation issue or a rights offer of Shares or a sub-division or consolidation of Shares of the Company or a reduction of capital or a capitalisation issue in lieu of Shares or payment of monies to shareholders of the Company;
- any other circumstances where such adjustment may be necessary or appropriate, except a new issue of Shares by the Company for acquisition purposes or a waiver of pre-emptive rights and for cash;

provided that the Auditors shall confirm in writing that any adjustment has been properly calculated on a reasonable and equitable basis. Such adjustment should give a participant the same proportion of the Company's capital as that to which he would have been entitled prior to the adjustment.

2.2 Individual limit

The maximum number of Shares allocated to all unvested awards granted to any Participant in respect of the Plans and any other managerial share scheme operated by the Company, shall not exceed the limit determined from time to time by the Directors, which number of Shares shall not exceed 1% of the issued ordinary share capital of the Company.

In addition, the aggregate expected value of all benefits relating to Offers and Grants under the Plans, and any other managerial share scheme operated by the Company, awarded in any Financial Year may, at the Date of Grant or Date of Offer, not exceed the value of such Employee's Cost to Company in that Financial Year.

SAR limit:

The Committee, acting on behalf of any Participating Company may not grant SARs to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

LTIP limit:

The Committee, acting on behalf of any Participating Company, may not grant Conditional Awards to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial Year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

DBP limit:

The Committee, acting on behalf of any Participating Company, may not make an Offer to Participate to an Employee in any Financial Year if it would at the proposed Date of Offer cause the Face Value of Grant which such Employee has been Granted in that Financial Year to exceed 30% (thirty percent) of the Employee's Cost to Company at the proposed Date of Grant.

3. TERMINATION OF EMPLOYMENT

3.1 General

If a Participant's employment with any Participating Company terminates for any lawful reason other than as set out below in 3.2, all unexercised (Vested and Unvested) Share Appreciation Rights will lapse on such cessation except to the extent that the Committee shall determine otherwise in their discretion.

All Unvested Conditional Awards (under the LTIP) and Unvested Matching Awards will lapse and a Participant will have no further entitlement to any awards.

3.2 Retrenchment, ill-health, disability, retirement, death or any other circumstances which the Committee may consider appropriate

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill health, disability, retirement, death or any other reason which the Company may consider appropriate, the Committee may, in its absolute discretion by written notice to the Participant or his executor, permit a proportion of his Unvested Share Appreciation Rights, Unvested Conditional Awards and Unvested Matching Awards to Vest on the date of cessation of employment. The proportion of the awards that Vest under the DBP should reflect the number of months served of the Pledge Period. The proportion of awards that Vest under the SAR and LTIP should reflect the number of months served in the Performance Period and in the opinion of the Committee the extent to which the Performance Conditions have been met.

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill-health, disability, retirement, death or any other reason which the Company may consider appropriate the Participant or his executor (whichever is applicable) will have a period of 1 (one) year (or such extended period as the Committee regards as appropriate) from date of cessation of employment to exercise Vested Share Appreciation Rights.

4. SETTLEMENT METHOD

The main intention of the Plans is to settle the benefits by delivering Shares to Participants. The Company may, on instruction of the Committee and Directors, Settle the awards by issuing new shares, subject to the Plan Limits. Alternatively, the Participating Company may, on instruction of the Directors and the Committee, instruct any third party to acquire and deliver the Shares to Participants employed by such Participating Company. Notwithstanding the foregoing, the Participating Company may, on instruction of the Directors and the Committee as a fallback provision only, pay any Participant an equivalent amount in cash in lieu of any Shares in settling the awards granted in terms of the SAR and LTIP only. Awards under the DBP can only be settled in equity.

5. RECONSTRUCTION OR TAKE-OVER

In the event of a Reconstruction or Take-over of the Company before the Vesting Date, the Committee shall prior to the Reconstruction or Take-over review the Performance Condition (SAR and LTIP) and the extent to which it has been satisfied up to the date of the Reconstruction or Take-over, and calculate the number of awards to Vest in each Participant accordingly. The number of Share Appreciation Rights and Conditional Awards that Vest shall reflect the number of months served in the Performance Period. The Committee must review the period served of the Pledge Period (DBP) and consider the number of Pledged Shares held at that time in order to calculate the number of Matching Awards to Vest in each Participant accordingly.

If there is an internal reconstruction or other event which does not involve any substantial change in the ultimate Control of the Company, and therefore is not a Reconstruction or Take-over, or if any other event happens which may affect Grants, including the Shares ceasing to be listed on the JSE, the Committee may take such action as it considers appropriate to protect the interests of Participants, including converting Grants into equivalent grants in respect of shares in one or more other companies, provided the Participant is no worse off.

6. VARIATION IN SHARE CAPITAL

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, before the Vesting Date in case of the SAR or Settlement Date in case of the LTIP, the Committee may make such adjustment to the number of Share Appreciation Rights in terms of the SAR and Shares in terms of the LTIP comprised in the relevant Grants, or the Grant Price of such Share Appreciation Rights as it deems appropriate. Such adjustment should place the Participant in the same and no worse position as he was prior to the rights issue, capitalisation issue or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Vesting Date (SAR) or Settlement Date (LTIP).

The following provisions are relevant in the case of the DBP:

Pledged shares

The Participant shall be entitled to give instructions as to the choice to be made in respect of Pledged Shares held by the Escrow Agent on his behalf. The Escrow Agent shall transfer to the Participant any proceeds on the sale of rights, and any securities issued on the take up of rights, at the Participant's request.

Matching awards

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date in respect of a Matching Award, the Committee shall make such adjustment to the number of Matching Awards comprised in the relevant Offers as it thinks appropriate. Such adjustment should place the Participant in no worse position as he was prior to the rights issue, capitalisation issue, unbundling, other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date.

ABRIDGED FINANCIAL INFORMATION

The abridged financial information set out below has been extracted from the restated financial statements of Kumba for the three financial periods ended 30 June 2003, 31 December 2004 and 31 December 2005 and the reviewed interim period ended 30 June 2006.

	6 months ended 30 June 2006 Reviewed	12 months ended 31 December 2005 Restated[2]	18 months ended 31 December 2004[1] Restated[2]	12 months ended 30 June 2003 Restated[2]
	Rm	Rm	Rm	Rm
INCOME STATEMENTS				
Revenue	6 901	11 881	12 600	7 490
Net operating profit	1 733	4 920	1 845	1 204
Net financing costs	(150)	(282)	(424)	(244)
Investment and equity income/(loss)	24	7	(42)	(20)
Taxation	(530)	(1 407)	(423)	(222)
Minority interest	(10)	(61)	(65)	
Earnings attributable to equity holders of the parent	1 067	3 177	891	718
Adjustments between attributable and headline earnings	492	(817)	75	66
Headline earnings	1 559	2 360	966	784
Basic headline earnings per share (cents)	508	776	322	267
Dividends declared per share (cents)[3]	180	540	145	60
CASH FLOW STATEMENTS				
Cash flows from operating activities	774	1 407	1 632	756
Proceeds on disposal of property, plant and equipment	150	23	138	44
Capital expenditure to maintain and expand operations	(861)	(1 044)	(1 396)	(1 386)
Acquisition of intangible fixed assets		(11)		
Increase in cash resources on acquisition of a controlling interest in subsidiaries				366
Investments realised/(acquired)	16	1 179	4	(70)
Exxaro Australia Sands acquisition		(1 175)		
Foreign currency translations	103	80	(63)	14
Share issue proceeds	105	128	132	
Non-cash increase in loans due to joint ventures now consolidated		(1)		
Cash flows included above relating to non-interest bearing debt				2
Non-cash flow movements in net debt of the group arising from currency translation differences	(130)	(109)	68	(181)
Non-cash flow movements in net debt of the group arising from special purpose entities			(22)	(18)
Increase in net debt on acquisition of a controlling in interest in subsidiaries				(891)
Loans from/(to) minority shareholders		2	(1)	95
Increase on non-current interest-bearing borrowings due to IFRIC 4		(247)		
Decrease/(Increase) in net debt	157	232	492	(1 269)

	30 June 2006 Reviewed	31 December 2005 Restated[2]	31 December 2004[1] Restated[2]	30 June 2003 Restated[2]
	R million	R million	R million	R million
GROUP BALANCE SHEETS				
ASSETS				
Non-current assets				
Property, plant and equipment	8 164	8 469	8 476	8 205
Biological assets	29	28	31	29
Intangible assets	67	61	71	98
Goodwill			(53)	(80)
Investments in associates and joint ventures	141	95	85	108
Deferred taxation	636	339	258	349
Financial assets	478	392	286	272
Current assets				
Inventories, trade and other receivables	4 336	3 547	2 713	2 744
Cash and cash equivalents	1 335	1 483	1 297	977
Non-current assets classified as held for sale	12	11		
Total assets	15 198	14 425	13 164	12 702
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES				
Ordinary shareholders' equity	8 329	7 319	5 289	4 852
Minority interest	18	9	1 197	1 278
Total shareholders' interest	8 347	7 328	6 486	6 130
Non-current liabilities				
Interest bearing borrowings	1 654	2 210	2 331	2 801
Other long-term payables			609	388
Non-current provisions	773	727	599	506
Deferred taxation	1 114	984	1 040	1 055
Current liabilities				
Trade and other payables	1 524	1 468	1 061	1 159
Interest bearing borrowings	1 162	911	836	537
Other	624	797	202	126
Total equity and liabilities	15 198	14 425	13 164	12 702
Net debt	1 481	1 638	1 870	2 361
Analysis per share:				
Number of shares in issue (million)	309	306	302	297
Weighted average number of shares in issue (million)	307	304	300	294
Earnings per ordinary share				
– Attributable earnings (cents)	348	1 045	297	244
– Headline earnings (cents)	508	776	322	267
Dividend per ordinary share (cents)[3]	180	540	145	60
Dividend cover (times)[4]	1.9	1.9	2.0	4.1
Net asset value per ordinary share (cents)	2 702	2 395	2 148	2 064

1. Following the acquisition of a majority shareholding by Anglo American plc, the Kumba Group changed its year-end from 30 June to 31 December.
2. Restated for prior year adjustments and changes in accounting policies in 2005 and 2006.
3. Dividends declared are disclosed according to the period to which they relate and not according to date of declaration.
4. Dividend cover in relation to attributable earnings.

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods.

DETAILED FINANCIAL STATEMENTS

Comprehensive financial statements for the 2005, 2004 and 2003 periods reported by the Kumba Group consisting of income statements, balance sheets, cash flow statements, statements of changes in equity and notes to the financial statements, are included in the Exxaro Revised Listings Particulars.

The reviewed interim results for the six-months ended 30 June 2006 reported by the Kumba Group consisting of an income statement, balance sheet, cash flow statement, statement of changes in equity, and selected notes to the financial statements, are also included in the Exxaro Revised Listings Particulars.

PRO FORMA FINANCIAL INFORMATION

The *pro forma* balance sheet and income statement have been prepared for illustrative purposes only and, due to the nature thereof, may not give a true reflection of the effect of the transaction. The reporting accountants' report on the *pro forma* financial information is included in Annexure 6 to this circular.

PRO FORMA BALANCE SHEET

The *pro forma* balance sheet has been prepared on the assumption that the empowerment transaction had been implemented on 30 June 2006.

Rand million	Kumba Group actuals 30/06/06 (1)	Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2)	Unbundling of offshore interests at market value (3)	Elimination of Kumba Iron Ore at 31/12/05 and from 01/01/06 to 30/06/06 (4)	Unbundling dividend from Kumba Iron Ore to Exxaro (5)	Unbundling of interest in Kumba Iron Ore (6)	Share buy back by Exxaro (7)	Acquisition of Eyesizwe Coal (8)	Share issue by Exxaro (9)	Dividend declaration by Exxaro (10)	Transaction costs (11)	Net finance charges/ income impact (12)	Exxaro 30/06/06 (13)
BALANCE SHEET													
ASSETS													
Non-current assets													
Property, plant and equipment	8 164			(2 763)				476					5 877
Biological assets	29												29
Intangible assets	67												67
Goodwill								1 366					1 366
Investments in unlisted associates	141					923							1 064
Deferred taxation	636			(5)									631
Financial assets	478			(135)				74					417
Non-current assets held for sale	12												12
Current assets													
Inventories	1 774			(624)				40					1 190
Trade and other receivables	2 562			(1 254)				232					1 540
Total assets	**13 863**			**(4 781)**		**923**		**2 188**					**12 193**
EQUITY AND LIABILITIES													
Capital and reserves													
Ordinary shareholders' funds	8 329		3 586	(4 613)	814	923	(1 983)	(25)	1 996	(563)	(30)	30	8 464
Minority interest	18												18
Total shareholders' funds	8 347		3 586	(4 613)	814	923	(1 983)	(25)	1 996	(563)	(30)	30	8 482
Non-current liabilities													
Net debt/(Net cash)	1 481		(3 586)	1 560	(814)		1 983	1 864	(1 996)	563	30	(30)	1 055
Non-current provisions	773			(147)				68					694
Deferred taxation	1 114			(561)				93					646
Current liabilities													
Trade and other payables	1 524			(459)				182					1 247
Taxation	603			(561)				6					48
Current provisions	21												21
Total equity and liabilities	***13 863***			***(4 781)***		***923***		***2 188***					**12 193**
Net asset value per share (cents)	2 701												2 512
Net tangible asset value per share (cents)	2 680												2 087
Net debt/(Net cash) (Rm)	1 481												1 055
Equity (Rm)	8 347												8 482
Debt:Equity (%)	18%												12%

PRO FORMA INCOME STATEMENT

The *pro forma* income statement has been prepared on the assumption that the empowerment transaction had been implemented on 1 January 2006.

Rand million	Kumba Group actuals 30/06/06 (1)	Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2)	Unbundling of offshore interests at market value (3)	Elimination of Kumba Iron Ore at 31/12/05, and from 01/01/06 to 30/06/06 (4)	Unbundling dividend from Kumba Iron Ore to Exxaro (5)	Unbundling of interest in Kumba Iron Ore (6)	Share buy back by Exxaro (7)	Acquisition of Eyesizwe Coal (8)	Share issue by Exxaro (9)	Dividend declaration by Exxaro (10)	Transaction costs (11)	Net finance charges/ income impact (12)	Exxaro 30/06/06 (13)
INCOME STATEMENT													
Revenue	6 901	14		(3 846)				886					3 955
Operating expenses	(5 168)	(14)	3 586	1 911		17 967		(901)	(580)		(30)		16 771
Net operating profit	1 733		3 586	(1 935)		17 967		(15)	(580)		(30)		20 726
Net financing costs	(150)			25				(5)				43	(87)
Income from investments					814			8					822
Equity accounted income	24					176							200
Profit before taxation	1 607		3 586	(1 910)	814	18 143		(12)	(580)		(30)	43	21 661
Taxation	(530)			481			(220)	(13)		(63)		(13)	(358)
Profit after taxation	1 077		3 586	(1 429)	814	18 143	(220)	(25)	(580)	(63)	(30)	30	21 303
Outside shareholders	(10)												(10)
Attributable income	1 067		3 586	(1 429)	814	18 143	(220)	(25)	(580)	(63)	(30)	30	21 293
Dividends	(491)			551		(17 967)	(1 763)			(500)			(20 170)
Retained income for the period	576		3 586	(878)	814	176	(1 983)	(25)	(580)	(563)	(30)	30	1 123
Ordinary shares (million)													
– issue	309						(38)		67				338
– weighted average number of shares	307						(38)		67				336
Attributable earnings per share (cents)													
– illustrative adjusted (note 14)	348												95
– basic	348												6 343
Headline earnings per share (cents)													
– basic	508												307

(1) Reviewed interim results for the six months ended 30 June 2006 as published on 2 August 2006.

(2) Sales from FerroAlloys (Exxaro) to Kumba Iron Ore for the period 1 January 2006 to 30 June 2006.

(3) A net unbundling profit to Exxaro arose due to the higher market value of the Kumba Iron Ore offshore interests. All sales of the offshore structure have been done at market value.

(4) Kumba Iron Ore results are no longer consolidated by Exxaro due to the unbundling per note 6. The remaining interest in SIOC is now equity accounted.

(5) Unbundling dividend to ensure that Kumba Iron Ore commences with net debt of R2 840 million.

(6) Unbundling of Kumba's interest in Kumba Iron Ore to Kumba shareholders, and retention of an interest in SIOC to be equity accounted.

The unbundling of the interest in Kumba Iron Ore is accounted for as a dividend *in specie* at fair value.

(7) *Pro rata* repurchase of 38 331 012 shares at R45,99 per share amounting to R1 983 million (R1 763 million plus STC of R220 million).

(8) Acquisition price of R1 738 million.

(9) Issue of 65 334 843 shares at R29,86 per share as well as the issue of 1 674 321 shares at R29,86 per share assuming the implementation of the Igoda transaction. The difference between the fair value of the shares issued and the consideration received has been expensed.

(10) Illustrative dividend by Kumba on implementation of the transaction to result in Exxaro commencing with an agreed net debt before the possible exercising of the Namakwa Sands and Black Mountain options.

(11) Transaction costs set out in in paragraph 24.9 of this circular, including consulting fees, debt related fees and legal fees. R79 million of the R109 million has already been expensed or provided for by 30 June 2006.

(12) Assuming a notional cost of borrowings of 9%.

(13) *Pro forma* income statement and balance sheet of Exxaro at 30 June 2006.

(14) The illustrative adjusted earnings per share figure shows the effect of the transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the transaction. The items that have been adjusted for in the calculation of the illustrative adjusted earnings per share, and their impact, are as follows:

		Impact on:	
	Rm	Attributable earnings (cps)	Headline earnings (cps)
Net unbundling profit on sale of offshore iron ore interests at market value (note 3)	3 586	1 069	
Write-up of the investment in Kumba Iron Ore in order to allow an unbundling dividend *in specie* at market value (note 6)	17 967	5 350	
Discount on shares issued (note 9)	(580)	(171)	(171)

The purpose of the financial effects is to illustrate the impact of the transaction on:

- attributable and headline earnings per share for the period 1 January 2006 to 30 June 2006; and
- net asset value and net tangible asset value per share at 30 June 2006, on the assumption that the transaction, excluding the exercise of the options in respect of Namakwa Sands and Black Mountain, had been implemented on 30 June 2006.

The financial effects accounts for all transactions between Exxaro and Kumba Iron Ore as transactions between external parties, i.e. as companies not forming part of the same group of companies.

REPORTING ACCOUNTANTS' REPORT

Kumba Resources Limited
Roger Dyason Road
Pretoria West
0183

12 September 2006

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF KUMBA RESOURCES LIMITED

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in Annexure 5 of this circular to be dated on or about 9 October 2006 issued in connection with a series of transactions, which if implemented, would result in the unbundling of Kumba Iron Ore Limited and the establishment of Exxaro Resources Limited as a black-owned and controlled mining company that is the subject of this circular of Kumba Resources Limited. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Kumba Resources Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Kumba Resources Limited shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Kumba Resources Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Kumba Resources Limited and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the Sections 8.17 and 8.30 JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Deloitte & Touche
Registered Auditors

Per B W Smith
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board. A full list of partners and directors is available on request.

MATERIAL BORROWINGS

At 30 June 2006, Kumba had the following borrowings:

Borrower	Lender	Amount (R million)	Repayment date	Interest rate (payable half-yearly)	Security	Terms and conditions
Local loans						
Kumba	ABSA Bank Limited	250	28 February 2008	7,62%	Unsecured	One instalment of R250 million
Kumba	The Standard Bank of South Africa Limited	210	3 July 2006	12,41%	Unsecured	Bi-annual instalments in April and October
KZN Sands	Rakevest 1 (Proprietary) Limited	153	30 June 2008	13,83%	Property, plant and equipment	Bi-annual instalments on 30 June and 31 December
KZN Sands	Rakevest 2 (Proprietary) Limited	634	31 December 2010	14,20%	Property, plant and equipment 31 December	Bi-annual instalments on 30 June and
Australia Sands	Tiwest finance lease	1	2008	7,85%	Secured over equipment	Repayable in monthly instalments
Rosh Pinah	The Minerals Development Fund	9	30 June 2013	7,85%	Property, plant and equipment	Bi-annual instalments on 30 June and 31 December
		Amount (US$ million)				
Foreign loans						
Kumba	Syndicate of foreign banks	100	26 March 2007	6,08%	Unsecured	One instalment of US$100 million
Australia Sands	Various US note holders	60	15 October 2016	6,64%	Unsecured	Repayable as follows:
						US$1,6 million in 2010
						US$1,6 million in 2011
						US$10 million in 2012
						US$10 million in 2013
						US$20 million in 2014
						US$8,4 million in 2015
						US$8,4 million in 2016
Australia Sands	Syndicate of foreign banks	15	5 October 2011	7,00%	Unsecured	One instalment of US$15 million

Notes:

(i) All borrowings payable within 12 months will be repaid from cash generated from operations and short-term standby facilities where cash generated is insufficient.

(ii) Unsecured borrowings were obtained to finance general business operations of Kumba.

(iii) Secured borrowings were obtained to finance the acquisition of the assets securing them.

(iv) None of the loans disclosed above carry conversion rights.

(v) Exclusive of short-term borrowings.

In the event that the resolutions are passed at the general meeting, the borrowings and lease commitments of Exxaro on the effective date of the transaction will be as follows:

Borrower	Lender	Amount (R million)	Repayment date	Interest rate (payable quarterly)	Security	Terms and conditions
South African loans						
Exxaro	Nedbank [i]	500	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Revolving credit facility repayable over 7 years
	FirstRand/Rand Merchant Bank [i]	500	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Revolving credit facility repayable over 7 years
	Nedbank [ii]	337,50	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	FirstRand/Rand Merchant Bank [ii]	337,50	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	Nedbank (ii)	337,50	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
	FirstRand/Rand Merchant Bank [ii]	337,50	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
	Anglo Finance [ii]	125	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	Anglo Finance [ii]	125	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
Foreign loans						
		Amount (US$ million)				
Australia Sands	US bond holders	60	15 October 2016	6,64%	Unsecured	Repayable as follows:
						US$1,6 million in 2010
						US$1,6 million in 2011
						US$10 million in 2012
						US$10 million in 2013
						US$20 million in 2014
						US$8,4 million in 2015
						US$8,4 million in 2016
Australia Sands	ANZ Bank	15	15 October 2011	7,00%	Unsecured	one instalment of US$15 million

MATERIAL LEASE COMMITMENTS

Operating lease commitments (property)

The future minimum lease payments under non-cancellable operating leases are as follows:

	R'm
– less than 1 year	26
– more than 1 year and less than 5 years	81
	107

In the event that the resolutions are passed at the general meeting, the borrowings commitments of SIOC on the effectve date of the transaction will be as follows:

Borrower	Lender	Amount (R million)	Repayment date	Interest rate (payable half-yearly)	Security	Terms and conditions
SIOC	Nedbank	1 420	Three years after implementation of transaction	JIBAR + 100 basis points	Unsecured	Revolving credit facility repayable over 3 years
SIOC	FirstRand/RMB	1 420	Three years after implentaion of transaction	JIBAR + 100 basis points	Unsecured	Revolving credit facility repayable over 3 years
	Facility A sub-total	**2 840**				
SIOC	Nedbank	330	One year after implementation of transaction	JIBAR + 70 basis points	Unsecured	Revolving credit facility repayable over 1 year
SIOC	FirstRand/RMB	330	One year after date of implementation of transaction	JIBAR + 70 basis points	Unsecured	Revolving credit facility repayable over 1 year
	Facility B sub-total	**660**				
SIOC	Anglo American SA Finance Limited[(V)]	750	One year after date of implementation of transaction	JIBAR + 70 basis points	Unsecured	Revolving credit facility repayable over 1 year

Notes:

I. All borrowings payable within 12 months will be repaid from cash generated from operations and short-term standby facilities where cash generated is insufficient.

II. Unsecured borrowings were obtained to finance general business operations of SIOC.

III. Secured borrowings were obtained to finance the acquisition of the assets securing them.

IV. None of the loans disclosed above carry conversation rights.

V. To fund capital expenditure after Facilities A and B have been fully utilised.

In the event that the resolutions are passed at the general meeting, the borrowings commitments of Kumba Iron Ore on the effective date of the transaction will be as set out in paragraph 4.6 of the Kumba Iron Ore pre-listing statement.

SHARE PRICE HISTORY ON THE JSE

	High (cents)	Low (cents)	Close (cents)	Value (R'000)	Volume (shares)
Highest, lowest and closing prices for each quarter and aggregated quarterly values and volumes					
2003					
June	3 450	2 400	3 010	1 130 709	39 175 992
September	3 995	2 975	3 344	1 128 884	32 788 955
December	3 900	3 300	3 675	2 536 162	69 051 297
2004					
March	4 420	3 680	4 240	586 832	14 115 880
June	4 500	3 195	3 300	615 327	15 829 123
September	4 050	3 250	3 925	601 609	16 394 414
December	5 010	3 900	4 400	954 977	21 595 212
2005					
March	7 335	4 400	6 750	1 674 143	28 553 875
June	7 200	5 300	5 820	1 549 39	25 467 607
September	9 895	5 780	9 850	2 487 497	31 418 036
Highest, lowest and closing monthly prices and aggregated monthly values and volumes					
2005					
August	8 500	7 000	8 100	692 353	8 770 258
September	9 895	7 855	9 850	1 166 277	12 865 230
October	10 035	8 650	9 910	1 068 334	11 416 416
November	11 100	9 450	10 010	611 049	6 000 708
December	10 600	9 850	10 200	478 460	4 671 665
2006					
January	12 950	10 325	11 550	1 129 416	9 767 157
February	12 000	10 000	10 360	1 021 778	9 264 887
March	11 455	9 750	11 151	1 158 631	1 0970 475
April	11 950	11 105	11 372	736 878	6 360 598
May	12 252	10 812	11 570	998 720	8 615 382
June	13 099	9 527	12 800	1 268 515	10 986 639
July	13 685	12 700	13 150	287 486	2 201 622
Highest, lowest and closing daily prices and daily aggregated values and volumes					
August					
1	12 850	12 300	12 400	19 518	157 167
2	12 515	12 020	12 400	39 145	316 710
3	12 600	12 280	12 400	67 570	546 570
4	12 600	12 280	12 399	68 220	549 584
7	12 400	12 063	12 063	8 602	70 131
8	12 300	12 100	12 250	31 610	258 036
10	12 250	12 060	12 175	17 009	139 669
11	12 425	12 050	12 180	11 165	91 500
14	12 380	12 201	12 328	16 298	132 470
15	12 715	12 349	12 650	37 970	301 727
16	13 151	12 401	13 100	77 999	601 194

	High (cents)	Low (cents)	Close (cents)	Value (R'000)	Volume (shares)
2006					
17	13 299	13 050	13 100	56 447	429 168
18	12 999	12 745	12 900	36 689	284 356
21	13 000	12 850	13 000	21 939	169 145
22	13 201	12 700	13 199	66 032	507 576
23	13 670	13 101	13 550	44 194	330 038
24	13 550	13 300	13 400	22 027	164 665
25	13 600	13 300	13 600	52 354	390 054
28	14 098	13 401	14 000	25 044	182 186
29	14 480	14 000	14 366	80 701	564 061
30	14 490	14 250	14 400	70 267	489 837
31	14 600	14 150	14 547	38 399	265 936
September					
1	14 600	14 200	14 231	48 670	336 067
4	14 275	14 000	14 150	38 559	270 739
5	14 200	14 000	14 000	25 599	180 996
6	14 150	13 850	14 000	58 205	416 412
7*	13 999	13 600	13 700	172 272	1 250 924

* Last practicable date.

Source: INet-Bridge

INFORMATION ON DIRECTORS

A brief *curriculum vitae* of each of the Kumba directors is set out below.

Executive directors	
Constantinus Johannes Fauconnier (58)	*Chief executive officer*
Academic qualifications	Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (honoris causa) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Between 1969 and 1974, Con worked as a graduate engineer, technical assistant, mine overseer and underground manager for various mining companies in the Anglo American Group. For two years after that he was student and research assistant at the College of Business Administration, University of Oregon. From 1976 to 1995 he served in senior positions for various mining companies, including Gencor Limited and JCI Limited. In 1995 Con joined Iscor as general manager for business development in Iscor Mining. He was promoted to deputy managing director of Iscor Mining and appointed executive director of Iscor. In 1999 he was appointed managing director of Iscor Mining. On 1 June 2001, he was appointed chief executive of Kumba. He was also president of the Chamber of Mines from 2003 to 2005
Other current directorships	SIOC; Kumba Coal (Proprietary) Limited; Executive Council of the Chamber of Mines of South Africa
Directorships in past 5 years	Iscor, AST Group Limited, now called GijimaAST Group Limited
Dirk Johannes van Staden (57)	*Executive director finance*
Academic qualifications	BJuris, LLB, Advanced Management Programme (Insead)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Dirk joined Iscor in 1997 as general manager, corporate treasury. Prior to that he was employed by IDC as the general manager responsible for international finance, treasury operations and legal services. On 1 June 2001 he was appointed executive director, finance at Kumba
Other current directorships	SIOC; Kumba International BV; Kumba Base Metals International BV; Kumba Heavy Minerals BV; Kumba Australia (Proprietary) Limited
Directorships in past 5 years	Export Credit Insurance Corporation of South Africa Limited
Michael James Kilbride (54)	*Executive director business operations*
Academic qualifications	BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	After his initial years working in the gold industry as a mining graduate, Mike joined the Sishen Mine and gained experience in all the commodities of the group. He was appointed mine manager, Grootegeluk Coal Mine in 1991 and in 1997 was promoted to general manager, Base Metals. Mike was appointed general manager, Iron Ore in 1999. On 1 June 2001 he was appointed executive director, business operations at Kumba
Other current directorships	SIOC; Kumba Coal (Proprietary) Limited; Kumba Base Metals Limited; Kumba Environmental Rehabilitation Fund; Ticor South Africa KZN (Proprietary) Limited; Ticor South Africa (Proprietary) Limited
Directorships in past 5 years	Manganore Iron Mining Limited, Hope Downs Management Services

Charles Frederick Meintjes (43)	*Executive director corporate services*
Academic qualifications	BCom Acc, BCompt (Hons), CA(SA), Advanced Management Programme (Wharton)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Charles served his articles of clerkship at Arthur Young from 1985 to 1988. In 1988 he joined SARS. From 1990 to 1993, he worked for Deloitte & Touche as audit manager. He moved to Alusaf Limited in 1993 where he worked as manager until 1999. Charles joined Iscor in 1999 as group manager, information management and was promoted to general manager, continuous improvement Iscor Steel. He was appointed general manager, corporate information management in 2000. On 1 June 2001 he was appointed executive director, corporate services atlKumba
Other current directorships	Kumba Coal (Proprietary) Limited; IHM Heavy Minerals (Proprietary) Limited; Kumba Base Metals (Proprietary) Limited; Ticor Limited; Ticor South Africa
Directorships in past 5 years	GijimaAST Group Limited; Glen Douglas Dolomite (Proprietary) Limited

Non-executive directors

Philip Michael Baum (51)	*Non-executive director*
Academic qualifications	BCom, LLB, Higher Diploma in Tax Law
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Philip is Chairman and Chief Executive Officer of Anglo American plc's Ferrous Metals and Industries Division as well as acting Chief Executive Officer of Anglo American South Africa Limited. Philip joined Anglo American Corporation of South Africa Limited in 1979. In 1991 Philip was appointed an alternate director and in 1997 an Executive Director of Anglo American Corporation of South Africa Limited From 1996 to 2001 he was the Chief Executive of Anglo American Corporation Zimbabwe Limited. In March 2001, Philip was appointed Chief Operating Officer of Anglo American Corporation of South Africa Limited. Philip was appointed as Chief Executive Officer of Anglo American's Ferrous Metals and Industries Division in October 2003 and became Chairman of that division and a member of Anglo American plc's Executive Board in January 2006
Other current directorships	Kumba Iron Ore Limited; AACMED Holdings (Proprietary) Limited; Anglo American SA Finance Limited; Anglo American South Africa Limited; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited, Anglo American Corporation Zimbabwe Limited; Tenon Investment Holdings (Proprietary) Limited; Anglo Platinum Limited; Boart Longyear Limited; Hulett Aluminium (Proprietary) Limited; Orient Ocean Holdings Limited; Samancor Manganese (Proprietary) Limited; Anglo DAS Trust, The Tongaat-Hulett Group Limited
Directorships in past 5 years	Anglovaal Mining Limited; Mondi South Africa Limited; Peruke Investment Holdings Limited; Steppe Eagle Limited; Tenon Investment Holdings (Proprietary) Limited; Whorl Investment Holdings (Proprietary) Limited; Zambia Copper Investments Limited; African Banking Corporation Zambia Limited; Highveld Steel and Vanadium Corporation Limited; Konkola Copper Mines (Pvt) Limited; Samancor Limited

Barry Erskine Davison (60)	*Non-executive director*
Academic qualifications	BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (Unisa)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Barry was Anglo Platinum's chief executive from 1997 until June 2003. In 1986 he joined the board of AAC. Appointed to Anglo American plc board on 15 May 2001. He has extensive mining industry experience, with a career starting at Johannesburg Consolidated Investment Company Limited, Consolidated Metallurgical Industries Limited, Consolidated Murchison Limited and Rustenburg Platinum Mines Limited.

Other current directorships	Anglo American Corporation of South Africa Limited; Anglo American Platinum Corporation Limited (formerly Rustenburg Platinum Holdings Limited); Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited; Lebowa Platinum Mines Limited; Nedcor Limited; Potgietersrust Platinums Limited; Precious Metals Refiners (Proprietary) Limited; Rustenburg Platinum Mines Limited; The Tongaat-Hulett Group Limited
Directorships in past 5 years	Anglo American plc; Anglovaal Mining Limited, Anglo Platinum Limited; Highveld Steel and Vanadium Corporation Limited; Samancor Limited

Jurie Johannes Geldenhuys (63)	*Non-executive director*
Academic qualifications	BSc (Eng)(Electrical); BSc (Eng)(Mining); MBA (Stanford); Professional Engineer
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	From 1965 to 1980, Jurie held production and managerial posts on the gold, platinum and copper zinc mines of the then Anglovaal Group. From 1981 till retirement he served in technical and executive capacities involving gold, base metals, coal, ferrous metals and industrial minerals. He retired as managing director of Avgold Limited in 2000 and continued serving the group in a consulting capacity till 2002. Previously served on the boards of Anglovaal Limited, Avmin Limited, Freegold Consolidated Mines Limited, Hartebeestfontein Gold Mining Company Limited, Lorraine Gold Mines Limited, Eastern Transvaal Gold Mines Limited and Iscor Limited. Served as the Chamber of Mines President (1993-1994) and served on the Chamber's Executive Council, Gold Producers' Committee and various other Chamber related board committees. Has also served on the Atomic Energy Council and the National Water Advisory Council
Other current directorships	Astral Food Limited
Directorships in past 5 years	Avgold Limited; Sallies Limited

Deenadayalen Konar (51)	*Non-executive director*
Academic qualifications	BCom, CA(SA), MAS, DCom
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len began his career as an academic at the University of Durban-Westville. He then spent six years with the Independent Development Trust as head of investments and internal audit, prior to becoming a professional director of companies and consultant
Other current directorships	South African Reserve Bank; Old Mutual Life Holdings (South Africa) Limited; Old Mutual Life Assurance Company (South Africa) Limited; Illovo Sugar Limited; J D Group Limited; Securities Regulation Panel; Automobile Association of South Africa; Steinhoff International Holdings Limited; The National Horseracing Authority; Credit Management Solutions Group (Proprietary) Limited; South African Reserve Bank Captive Insurance Company Limited; Development Bank of Southern Africa; Macsteel Holdings (Proprietary) Limited; Unitrans Limited; Sappi Limited; Mutual and Federal Insurance Company Limited; Mustek Limited; Sentech Limited; Outsourced Risk and Compliance Assessment (Proprietary) Limited; International Monetary Fund
Directorships in past 5 years	South African Forestry Company Limited; Genbel South Africa Limited; South African Airways (Proprietary) Limited; Pareto Limited

Allen John Morgan (58)	*Non-executive director*
Academic qualifications	BSc, BEng (Electrical), Pr Eng
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Allen began his career as an electrical engineer with Eskom in 1971. He was promoted to regional manager Eskom Orange Free State in 1986. In 1988 he was appointed distribution division manager and in the same year he was promoted to deputy general manager, distribution and marketing. He was appointed to Eskom's board in 1992 and served as executive director marketing and electrification, executive director sales and customer service and Eskom chief executive
Other current directorships	Eskom Holdings
Directorships in past 5 years	Murray & Roberts Holdings Limited

William Allen Nairn (61)	*Non-executive director*
Academic qualifications	BSc (Eng)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Bill was appointed chief executive and managing director of JCI Limited in 1994. Bill joined AAC in 1997, when he was appointed an executive director. In January 2000, he was appointed group technical director of AA plc and retired from that board at the end of 2004. He has remained a non-executive director of Anglo Platinum, AngloGold Ashanti, Boart Longyear and Kumba, as well as serving on various board safety and sustainable development committees
Other current directorships	Amzim Holdings Limited; Anglo American Corporation of South Africa Limited; Anglo American Corporation Zimbabwe Limited; Anglo American Platinum Corporation Limited; AngloGold Ashanti Limited; Boart Longyear Limited; Unki Mines (Pvt) Limited
Directorships in past 5 years	Anglo American plc; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Black Mountain Mineral Development Company (Proprietary) Limited; Gamsberg Zinc Corporation Limited; Avgold Limited; Chamber of Mines of South Africa; Konkola Copper Mines; Palabora Mining Company Limited; Western Areas Limited

Sipho Abednego Nkosi (51)	*Chief executive officer (designate)*
Academic qualifications	BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Sipho began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. He is the founder and chief executive officer of Eyesizwe Coal
Other current directorships	African Life Company (Proprietary) Limited; Everest Systems Solutions (Proprietary) Limited; Eyesizwe Coal (Proprietary) Limited; Eyesizwe Holdings (Proprietary) Limited; Eyesizwe Mining (Proprietary) Limited; Gold Fields Coal Limited; Great Basin Gold Limited; Richards Bay Coal Terminal Company Limited; Amazwi Power Products (Proprietary) Limited
Directorships in past 5 years	Alstom Power (Pty) Limited

Cedric Michael Langton Savage (67)	*Non-executive director*
Academic qualifications	BSc Eng, Pr Eng, MBA, ISMP (Harvard)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Cedric started his career as an engineer at Fairey Aviation in the UK. In 1963 he returned to SA to work as an engineer in the oil (Mobil) and textiles (Felt & Textiles) industries and subsequently as joint managing director of Rainbow Chickens. He joined the Tongaat Group in 1977 as managing director of Tongaat Foods, progressing to executive chairman of the building materials division and chief executive officer of The Tongaat-Hulett Group Limited in 1991. In 2002 he retired from executive duties and is now non-executive chairman of The Tongaat-Hulett Group Limited
Other current directorships	The Tongaat-Hulett Group Limited; Datatec Limited; Datatec International; Harmony Gold Mining Company Limited; Hulett Aluminium (Proprietary) Limited; Ned Limited; Ned Group Limited
Directorships in past 5 years	AECI Limited; African Rainbow Minerals Gold Limited; African Products (Proprietary) Limited; BOE Limited; Boco (Proprietary) Limited; BOE Bank Limited; BOE Bank Holdings Limited; Corobrik (Proprietary) Limited; Delta Motor Corporation (Proprietary) Limited; Moreland Estates (Proprietary) Limited; Tongaat Group Limited; Tongaat-Hulett Sugar Limited; Tongaat Textiles (Proprietary) Limited;Tongaat-Hulett Management Services (Proprietary) Limited

Neil Saul Segal (65)	Non-executive director
Academic qualifications	BSc (Eng), PhD (Phys Chem)(Rand), DPhil (Economics)(Oxon)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	From 1970 to 1974 Nick was employed by the World Bank as senior economist on India. In 1978 he joined Coopers & Lybrand in the City of London as associate director. He founded international economic and public policy consultants Segal Quince Wicksteed (now SQW) Limited in 1983 in the UK. In 1992 he joined JCI Limited as group consultant, becoming a director in 1995. From 1997 to 1998 he served as an executive director of Anglovaal Limited, and from 1999 through 2003 he was director of the Graduate School of Business, University of Cape Town. He was president of the Chamber of Mines (1996–97), deputy chair of the organised business representative body Business South Africa (1996–98), a member of the Presidential Labour Market Commission (1995–96) and a member of the Council on Higher Education (1998–2002). He is a director of various boards, of both for- and not-for-profit organisations, nationally and in the Western Cape
Other current directorships	Genesis Analytics (Proprietary) Limited
Directorships in past 5 years	None

Fani Titi (43)	Non-executive director
Academic qualifications	BSc (Hons), MA, MBA
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Fani has worked as a private equity investment professional with Kagiso Trust Investment Company (Proprietary) Limited, Corpgro Limited and now TisoGroup (Proprietary) Limited, where he is chairman. He was previously an executive director of African Bank Investments Limited chief executive of Kagiso Media Limited
Other current directorships	AECI Limited; Investec Limited, Investec plc; New Africa Investments Limited
Directorships in past 5 years	The Bidvest Group Limited; Armaments Corporation of South Africa Limited

Polelo Lazarus Zim (45)	Non-executive director
Academic qualifications	BCom, BCom (Hons), MCom
Nationality	South African
Business address	44 Main Street, Johannesburg
Experience	Lazarus was, until recently, Chief Executive Officer of Anglo American South Africa Limited and Chairman of Anglo Operations Limited. Lazarus is President of the Chamber of Mines. Lazarus is former Chief Executive Officer of M-Net Supersport and former Managing Director of MTN International Limited
Other current directorships	Anglo American South Africa Limited; Anglo Platinum Corporation Limited; Anglo South Africa Capital (Proprietary) Limited; AngloGold Ashanti Limited; Anglo Operations Limited; Mondi SA Limited; Telkom SA Limited; Afripalm (Proprietary) Limited; Carol Thomas (Proprietary) Limited; Joadrome Investments (Proprietary) Limited; Sanlam Limited and Zim Holdings (Proprietary) Limited
Directorships in past 5 years	Anglo American Corporation of South Africa Limited; Anglo Zimele Empowerment Initiative Limited; Armaments Corporation of South Africa Limited

SALIENT TERMS OF THE BEE HOLDCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, Kumba, BHP Billiton, Eyabantu SPV, Eyesizwe SPV, Tiso SPV, BEE Women's Group SPV, BEE Holdco and IDC.

2. The purpose of this agreement is to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and remains an HDSA until the final date and therefore that Exxaro remains an HDSA until the final date.

3. Eyabantu SPV, Eyesizwe SPV, Tiso SPV and BEE Women's Group SPV have undertaken, *inter alia*:
   - to remain an HDSA until the final date;
   - that BEE Holdco will remain an HDSA until the final date;
   - not to dispose of their shareholding in BEE Holdco until the fifth anniversary of the transaction completion date (subject to certain exceptions in relation to Eyesizwe SPV) and after the fifth anniversary of the transaction completion date only to each other or to approved HDSAs, subject to pre-emptive rights applicable between the shareholders;
   - not to change the articles of association of BEE Holdco in any way which could result in BEE Holdco losing its HDSA status; and
   - that at least 50% of the directors of BEE Holdco will be HDSAs until the final date.

4. BEE Holdco undertakes, *inter alia*:
   - to remain an HDSA until the final date;
   - not to change its articles of association or propose any resolution which, if passed, will cause BEE Holdco to lose its HDSA status;
   - until the fifth anniversary of the transaction completion date, not to issue shares or vary its share capital structure in any way that would have the effect of BEE Holdco ceasing to have the shareholding structure it has at the transaction completion date (subject to the adjustments set out in paragraphs 8.1.2 to 8.1.4 of the circular); and
   - after the fifth anniversary of the transaction completion date, not to issue any shares or vary its share capital structure in any way to the extent that BEE Holdco would cease to be an HDSA having broad-based ownership.

5. The agreement makes provison that if the BEE Holdco shareholders breach the provisions of the agreement relating to HDSA status and/or their voting undertakings in relation to BEE Holdco, such shareholder will be compelled to sell its shares in BEE Holdco to the remaining HDSA shareholders at a discount.

6. The agreement also provides for the individual HDSA shareholders in BEE Holdco to be able to unbundle their indirect shareholding in Exxaro held through BEE Holdco after the seventh anniversary of the transaction completion date provided it does not affect the HDSA status of Exxaro.

SALIENT TERMS OF THE NEWCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, BHP Billiton, Kumba, BEE Holdco and the Exxaro EEPS Trust.

2. In terms of this agreement various parties have given certain undertakings which will ensure Exxaro's HDSA status until the final date.

3. BEE Holdco has undertaken, *inter alia*, to the designated parties until the final date:
   - to remain an HDSA and that it will use its reasonable endeavours to ensure that Exxaro remains an HDSA;
   - not to vote any of its shares in Exxaro in such a way as will result in Exxaro ceasing to be an HDSA or being in breach of the provisions of this agreement.

4. Exxaro has undertaken, *inter alia*, until the final date that:
   - for so long as its articles of association make provision to that effect, the majority of directors who will be appointed to the Exxaro Board will be HDSAs;
   - it will not dispose of or, subject to certain exceptions, encumber the assets of Eyesizwe Coal, Namakwa Sands, its 26% shareholding in Black Mountain SPV or its 20% shareholding in SIOC. Exxaro will be entitled to encumber the assets of Eyesizwe Coal or its interest in Black Mountain SPV in order to raise finance to maintain and develop such assets;
   - it will not initiate any action, including issuing shares or varying its share capital structure in any way that will result in Exxaro losing its HDSA status or being in breach of this agreement.

5. In the event that Exxaro loses its HDSA status due to a breach of its undertakings given under this agreement, the SIOC Shareholders Agreement or the Black Mountain SPV Shareholders Agreement, as the case may be, or if it breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date, and such loss of status or breach is not remedied, then:
   - ASAC shall be entitled to acquire the Namakwa Sands assets at market value;
   - Eyesizwe SPV shall be entitled to acquire the Eyesizwe Coal assets at market value;
   - ASAC shall be entitled to acquire Exxaro's shareholding in Black Mountain SPV at market value; and/or
   - Kumba Iron Ore shall be entitled to acquire Exxaro's shareholding in SIOC at market value.

6. ASAC has undertaken to hold at least 10% of the issued ordinary share capital of Exxaro until the final date.

7. The Exxaro EEPS Trust has undertaken not to dispose of or encumber any of its shares in Exxaro other than in terms of the rules of the Exxaro EEPS itself.

8. BEE Holdco has undertaken not to dispose of or encumber (subject to certain exceptions) all or any of its shares in Exxaro until the final date.

DEED OF AMENDMENT TO KUMBA RESOURCES MANAGEMENT SHARE TRUST DEED

1. **PREAMBLE**

1.1 Clause 19 of the trust deed of the Kumba Resources Management Share Trust determines that the trust deed may be amended from time to time by the directors of Kumba Resources Limited;

1.2 The said trust deed needs to be amended to cater for certain changes necessitated by the unbundling of the iron ore operations of Kumba Resources Limited and the effect thereof on participants of the share schemes provided for in the trust deed as set out in this Deed of Amendment.

2. **DEFINITIONS**

Unless otherwise expressly stated, or the context otherwise requires, the following words and expressions shall in this Deed of Amendment bear the meanings ascribed to them below:

2.1 **"Deed of Amendment"**, means this deed of amendment read together with the Implementation Agreement and any annexures thereto, as amended from time to time.

2.2 **"Implementation Agreement"**, means the implementation agreement entered into or about to be entered into between Anglo Finance, AOL, ASAC, BEE Womens Group SBV, BHP Billiton, the Subscriber, Newco EEPS Trust, Eyabantu Capital, Eyabantu SPV, Eyesizwe Coal Employees Share Trust, Eyesizwe Coal, Eyesizwe Holdings, Eyesizwe Mining, IDC, Kumba Base Metals, Kumba Coal, Kumba Iron Ore, Kumba, BEE Holdco, Black Mountain SPV, SIOC Community Development SPV, Tiso SPV, PWC, SIOC, SIOC ESPS Trust, SAWIMA, SIOC Community Development Trust, Ticor KZN and Tiso, in terms of which *inter alia*, all of the Project Pangolin Conditions are set out.

3. **INCORPORATION OF TERMS OF THE IMPLEMENTATION AGREEMENT**

3.1 Unless expressly defined in this Deed of Amendment, capitalised terms used in this Deed of Amendment shall bear the same meanings assigned to them in the Implementation Agreement and shall be deemed to be incorporated by reference and form part of this Deed of Amendment.

3.2 The interpretation provisions contained in clause 1 of the Implementation Agreement shall apply in respect of the interpretation of this Deed of Amendment and shall be deemed to be incorporated by reference and form part of this Deed of Amendment.

3.3 This Deed of Amendment shall at all times be read together with and interpreted in the context of the Implementation Agreement.

3.4 In the event of there being a conflict between the provisions of this clause and the provisions of clause 1 of the Implementation Agreement, the provisions of clause 1 of the Implementation Agreement shall prevail.

4. **AMENDMENTS TO THE KUMBA RESOURCES MANAGEMENT SHARE TRUST DEED**

The trust deed of the Kumba Resources Management Share Trust be and is hereby amended as follows:

4.1 The following sub-clause 1.1.12A be inserted:

"1.1.12A. **"Implementation Agreement"**, means the implementation agreement entered into or about to be entered into between Anglo American SA Finance Limited, Anglo Operations Limited, Anglo South Africa Capital (Pty) Ltd, Basadi ba Kopane Investments (Pty) Ltd, BHP Billiton SA Holdings Limited, Dream Vision Investments 15 (Pty) Ltd, Black Mountain Mining (Pty) Ltd, Exxaro Employee Empowerment Participation Scheme Trust, Eyabantu Capital (Pty) Ltd, Eyabantu Capital Consortium (Pty) Ltd, Eyesizwe Coal Employees Share Trust, Eyesizwe Coal (Pty) Ltd, Eyesizwe Holdings (Pty) Ltd, Eyesizwe Mining (Pty) Ltd, Industrial Development Corporation of South Africa Limited, Kumba Base Metals (Pty) Ltd, Kumba Coal (Pty) Ltd, Kumba Iron Ore Limited, Kumba Resources Limited, Main Street 333 (Pty) Ltd, Black Mountain Mining (Pty) Ltd, Main Street 392 (Pty) Ltd, Morning Tide Investments 168 (Pty) Ltd, PricewaterhouseCoopers Corporate Finance (Pty) Ltd, Sishen Iron Ore Company (Pty) Ltd, SIOC Employee Share Participation Scheme Trust, South African Women in Mining Association (Association incorporated under Section 21), SIOC Community Development Trust, Ticor South Africa KZN (Pty) Ltd and Tiso Group (Pty) Ltd."

4.2 The following sub-clause 1.1.17A be inserted:

"1.1.17A **"Kumba Iron Ore"**, Kumba Iron Ore Company Limited, Registration number: 2005/015852/06, a public company incorporated in accordance with the laws of the Republic of South Africa."

4.3 The following sub-clause 1.1.18A be inserted:

"1.1.18A **"non-employer options"**, options for ordinary shares held by Kumba Iron Ore employees and options to shares in Kumba Iron Ore held by employees of the company."

4.4 The following sub-clause 1.1.18B be inserted;

1.1.18B **"non-employer shares"**, scheme shares, being ordinary shares allotted and issued to participants who are Kumba Iron Ore employees or scheme shares being shares in Kumba Iron Ore which are allotted and issued to participants who are employees of the company."

4.5 Clause 1.1.22 be deleted in its entirety and replaced as follows:

"1.1.22 **"option"**, an option as contemplated in clause 14 and where applicable, in terms of clause 12, granted under the scheme to an offeree, which when exercised in respect of any shares to which the option relates, will result in:

1.1.22.1 an allotment and issue of those shares to which such exercise relates from the company to the participant; and/or

1.1.22.2 a sale of those shares to which such exercise relates from the trust to the participant; and/or

1.1.22.3 a cash settlement by the company to the participant of an amount equal to the difference between the purchase price and the closing price of an ordinary share (as shown by the official price list published by the JSE) on the trading day on the JSE on which the option is exercised,

provided that, in respect of all unexercised options, in existence as at the Project Pangolin Completion Date, all references to options in this deed shall, unless specifically provided otherwise, refer to both an option in respect of an ordinary share and an option in respect of a share in Kumba Iron Ore."

4.6 Clause 1.1.34 be deleted in its entirety and replaced as follows:

"1.1.34 **"scheme shares"**, any ordinary shares in the company which are allotted and issued to a participant or acquired on behalf of the participant in terms of an offer in terms of clause 13, and where applicable, in terms of clause 12, and includes any capitalisation shares in relation thereto; provided that in respect of all scheme shares delivered from and after the Project Pangolin Completion Date, or references to scheme shares in this deed shall, unless specifically provided otherwise, be references to both an ordinary share and a share in Kumba Iron Ore."

4.7 The following sub-clause 1.1.37A be inserted:

"1.1.37A **"Project Pangolin Completion Date"**, means the Project Pangolin Completion Date as defined in the Implementation Agreement."

4.8 The following sub-clause 13.5.5A be inserted:

"13.5.5A Notwithstanding anything to the contrary herein contained, unless otherwise determined by the directors, a participant shall be entitled, subject to such terms and conditions which the directors may impose, to pay any share debt due on his non-employer shares and to have them released on the earlier of the release dates set out in this 13.5 or 24 months from the Project Pangolin Completion Date. Such share debt must be paid for by no later than 42 months from the Project Pangolin Completion Date."

4.9 The following sub-clause 14.3A be inserted:

"14.3A The obligation of the trustees to make a cash settlement and/or to deliver any shares to a participant arising from the exercise by such participant of an option relating to non-employer shares and likewise the obligation of a participant to pay the purchase consideration of such shares to the trustees in respect of the exercise of such option, unless otherwise determined by the directors and upon such terms and conditions as they may impose, will arise on the exercise of the option. The options may be exercised in the proportion and on the dates set out in 14.3 and in respect of the remaining options (not yet exercisable as contemplated in 14.3) at any time prior to the day 42 months from the Project Pangolin Completion Date. The unexercised options will lapse on the latter date."

4.10 Clause 18 be deleted in its entirety and replaced as follows:

"18. Safe as provided for in this trust deed, or unless otherwise determined by the directors and upon such terms and conditions as they may impose, no participant shall be entitled to cede (whether as security for indebtedness or as an outright cession) or otherwise deal in or with any of his rights in respect of any options, schemes, shares or any other rights acquired by a participant."

5. **CONDITIONS PRECEDENT**

5.1 Save for clause 2, clause 3 and this clause 5 of this Deed of Amendment, the amendments in terms of this Deed of Amendment shall be subject to the fulfilment or waiver in accordance with the provisions of the Implementation Agreement, of the following suspensive conditions:

5.1.1 The Implementation Agreement having been entered into by each of the parties thereto; and

5.1.2 All of the Project Pangolin Conditions set out in the Implementation Agreement having been fulfilled or waived in accordance with its terms.

5.2 If any of the Suspensive Conditions have not been fulfilled or waived or the period for the fulfilment thereof has not been extended, in accordance with the provisions of the Implementation Agreement, then the amendments in terms of this Deed of Amendment (save for those contained in clause 2, clause 3 and this clause 5 of this Deed of Amendment which shall continue to be of full force and effect) shall never become of any force or effect.

TRANSACTION AGREEMENTS

Agreement	Parties to the agreement
BEE Holdco Lock-In Agreement	ASAC Exxaro BHP Billiton BEE Women's Group SPV Eyesizwe SPV Eyabantu SPV Tiso SPV IDC BEE Holdco
BEE Holdco-Newco (Sasol) Subscription Agreement	BEE Holdco Exxaro
BEE Holdco-Newco Subscription Agreement	BEE Holdco Exxaro
BEE Holdco Relationship Agreement	ASAC Kumba BHP Billiton BEE Holdco Eyesizwe SPV Eyabantu SPV Tiso SPV BEE Women's Group SPV IDC
Black Mountain Option Agreement	AOL Black Mountain SPV Kumba Kumba Base Metals
Eyesizwe Coal Sale Agreement	Eyesizwe Mining Eyesizwe Coal Employees Share Trust PricewaterhouseCoopers ASAC BHP Billiton Kumba Coal Eyesizwe Coal
Implementation Agreement	Anglo Finance Anglo South Africa (Proprietary) Limited ASAC BEE Women's Group SPV BHP Billiton Eyesizwe SPV Exxaro EEPS Trust Eyabantu SPV Eyabantu Capital Eyesizwe Coal Employees Share Trust Eyesizwe Coal Eyesizwe Holdings Eyesizwe Mining IDC Kumba Base Metals Kumba Coal (Proprietary) Limited Kumba Iron Ore

Agreement	Parties to the agreement
	Kumba BEE Holdco Black Mountain SPV SIOC Community Development SPV Tiso SPV Pricewaterhouse Coopers SIOC SIOC ESPS Trust SAWIMA SIOC Community Development Trust KZN Sands Tiso
Kumba IP Agreement	Kumba Kumba Iron Ore
Kumba Iron Ore-SIOC Community Development SPV sale Agreement	Kumba Iron Ore SIOC Community Development SPV
Kumba-Kumba Iron Ore Sale Agreement	Kumba Kumba Iron Ore
Namakwa Sands Licence Agreement	Anglo American South Africa Limited KZN Sands
Namakwa Sands Option Agreement	AOL Kumba KZN Sands
Newco EEPS Contribution Agreement	Exxaro EEPS Trust Various employer companies in the Kumba Group
Newco EEPS-Newco Subscription Agreement	Exxaro EEPS Trust Kumba
Newco Licence Agreement	Kumba Kumba Iron Ore
Newco Relationship Agreement	ASAC Kumba BHP Billiton BEE Holdco Exxaro EEPS Trust
Share Incentive Schemes Agreement	Kumba Kumba Iron Ore Kumba Management Share Trust KIO Management Share Trust
SIOC Community Development SPV Preference Share Agreement	SIOC Community Development SPV Kumba Iron Ore SIOC Community Development Trust SIOC
SIOC Community Development Trust Limited Recourse Suretyship Agreement	SIOC Community Development Trust Kumba Iron Ore
SIOC Community Development Trust Security Cession and Pledge Agreement	SIOC Community Development SPV SIOC Community Development Trust Kumba Iron Ore
SIOC ESPS Contribution Agreement	SIOC ESPS Trust SIOC
SIOC ESPS Subscription Agreement	SIOC ESPS Trust SIOC

Agreement	Parties to the agreement
SIOC Shareholders Agreement	SIOC Kumba Iron Ore Kumba SIOC Community Development SPV SIOC ESPS Trust
ASAC-Newco Options Agreement	ASAC Kumba Exxaro Subsidiary
Black Mountain Offtake Arrangements Terms	Black Mountain SPV Kumba Base Metals
Black Mountain Sale of Shares and Claims Terms	AOL Kumba Base Metals Kumba
Black Mountain Services Arrangements Terms	AOL Black Mountain SPV Kumba Base Metals
Black Mountain Shareholders Arrangements Terms	AOL Black Mountain SPV Kumba Base Metals
Namakwa Sands Sale Terms	AOL Kumba KZN Sands
Voting Agreement in respect of Kumba Iron Ore	Kumba ASAC
Voting Pool Agreement in respect of SIOC	Kumba SIOC ESPS Trust SIOC Community Development SPV

KUMBA RESOURCES

Kumba Resources Limited

("Kumba" or the "company")
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

Directors

Non-executive
A J Morgan *(Non-Executive Chairman)**
P M Baum
B E Davison
J J Geldenhuys*
Dr D Konar*
W A Nairn
S A Nkosi
C M L Savage
Dr N S Segal*
F Titi
P L Zim
* Independent

Executive
Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of Kumba will be held at the registered office of Kumba, Roger Dyason Road, Pretoria West at 10:00 on Thursday, 2 November 2006, for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions set out in this notice of general meeting:

Each resolution is subject to the suspensive condition that the Conditions Precedent reflected in paragraph 17 of the circular to which this notice of general meeting is attached, the provisions of which are deemed to be incorporated herein, are fulfilled or waived. In addition, each resolution is subject to the passing, and where appropriate, registration of all other resolutions, save for ordinary resolutions 5 and 6, unless waived by the company, BHP Billiton SA Holdings Limited and Anglo South Africa Capital (Proprietary) Limited.

1. SPECIAL RESOLUTION 1

"RESOLVED THAT the name of the company be and is hereby changed from *Kumba Resources Limited* to *Exxaro Resources Limited,* with effect from the date of passing of this special resolution."

Reason and effect

The reason for special resolution 1 is to adopt a new name for the company, as constituted pursuant to the transaction. The effect of special resolution 1 is to change the name of the company.

2. ORDINARY RESOLUTION 1

"RESOLVED THAT the sale of 79,38% of the shares held by the company in Sishen Iron Ore Company (Proprietary) Limited to Kumba Iron Ore Limited ("Kumba Iron Ore") for a consideration which is to be settled through the issue of so many new ordinary shares in Kumba Iron Ore to the company as is equal to the difference between the number of issued

ordinary shares in the share capital of the company as at the Kumba – Kumba Iron Ore sale completion date (as defined in the circular to which the notice of general meeting proposing this ordinary resolution is attached) and the number of shares in the issued ordinary share capital of Kumba Iron Ore held by the company immediately prior to the Kumba – Kumba Iron Ore sale completion date, be and is hereby approved in terms of section 228 of the Companies Act, 61 of 1973, as amended."

3. **ORDINARY RESOLUTION 2**

"RESOLVED THAT the company distribute to its shareholders registered as such on the record date for such distribution as set out in the circular to which this notice of general meeting is attached, all its shares held in Kumba Iron Ore Limited as a distribution in terms of section 90 of the Companies Act, 61 of 1973, as amended, *pro rata* to their shareholding in the company, on the basis of one share in Kumba Iron Ore for each share held in the company, by way of a reduction of the company's share premium account."

4. **SPECIAL RESOLUTION 2**

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in accordance with section 85 of the Companies Act, 61 of 1973, as amended, and the JSE Listings Requirements to offer to repurchase 38 331 012 ordinary shares in the company from its shareholders registered as such on the record date for a repurchase price of R45,99 per share *pro rata* to each shareholder's shareholding in the company, for an aggregate amount of R1 762 843 203 and on the basis that shareholders may tender additional ordinary shares into the offer for *pro rata* acceptance to the extent that some shareholders elect not to participate in such offer at all or to their full entitlement."

Reason and effect

The reason for and effect of this special resolution is to give the company the specific authority to repurchase ordinary shares in the company's issued share capital from its shareholders in order to enhance the historically disadvantaged percentage shareholding in the company.

5. **ORDINARY RESOLUTION 3**

"RESOLVED THAT:

3.1 the directors of the company be and are hereby authorised as a specific authority in terms of section 221 of the Companies Act, 61 of 1973, as amended and in terms of the JSE Listings Requirements to issue for cash to Main Street 333 (Proprietary) Limited ("BEE Holdco") 65 334 843 ordinary shares in the share capital of the company for an amount of R1 951 083 813.

3.2 the directors of the company be and are hereby authorised as a specific authority in terms of section 221 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements to issue for cash to BEE Holdco 1 674 321 ordinary shares in the share capital of the company for an amount of R50 000 000 if the Igoda transaction (as defined in the circular to which this notice of general meeting is attached) is implemented."

In terms of Rule 5.51(g) of the JSE Listings Requirements, this resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.

6. **SPECIAL RESOLUTION 3**

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in terms of section 85 of the Companies Act, 61 of 1973, as amended and the JSE Listings Requirements to repurchase up to 10 000 000 ordinary shares from Anglo South Africa Capital (Proprietary) Limited at the *pro rata* repurchase price of R45,99 per ordinary share."

In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding members of the Anglo American Group (as defined in the circular to which this notice of general meeting is attached) who are not entitled to participate in the vote.

Reason and effect

The reason for and effect of this special resolution is to give the directors the specific authority for the company to repurchase up to 10 000 000 ordinary shares in the company's issued share capital from Anglo South Africa Capital (Proprietary) Limited for the reasons set out in paragraph 4.5 of the circular to which this notice of general meeting is attached.

7. **ORDINARY RESOLUTION 4**

"RESOLVED THAT if the company elects to exercise the buyback option referred to in special resolution 3, the directors be and are hereby authorised as a general authority in terms of section 221 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements, to allot and issue 10 000 000 ordinary shares."

In terms of Rule 5.51(g) of the JSE Listings Requirements, this resolution is required to be passed by 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.

8. **ORDINARY RESOLUTION 5**

"RESOLVED THAT the requirement contained in rule 8 of the Securities Regulation Code, that following the acquisition by Main Street 333 (Proprietary) Limited ("BEE Holdco") of more than 35% of the ordinary shares in the company, is obliged to make a mandatory offer to all ordinary shareholders other than the Industrial Development Corporation of South Africa Limited and members of the Anglo American Group (as defined in the circular to which this notice of general meeting is attached) (together the "concert parties") to acquire all of their shares in the company, be and is hereby expressly waived."

In terms of Rule 8.7 of the SRP Code, a simple majority of the votes of shareholders present or represented by proxy at the general meeting, excluding the concert parties, must be cast in favour of the resolution.

9. **ORDINARY RESOLUTION 6**

"RESOLVED THAT, if ordinary resolution 5 as set out in this notice of general meeting is not passed, then the mandatory offer to ordinary shareholders (other than the concert parties) required in terms of Rule 8 of the Securities Regulation Code shall be made for a cash consideration only as set out in paragraph 3 of the mandatory offer included in the circular to which this notice of general meeting is attached, and that the offer of the suite of instruments referred to in paragraph 8.2 of the mandatory offer included in the circular be and is hereby waived."

In terms of Rule 8.7 of the SRP Code, a simple majority of the votes of shareholders present or represented by proxy at the general meeting must be cast in favour of the resolution excluding the concert parties. The Securities Regulation Panel has indicated that the offer to shareholders of the various instruments referred to in the "Mandatory Offer to Exxaro Shareholders" section of the circular to which this notice of general meeting is attached, *may be dispensed with if so approved by a majority of the company's shareholders excluding the concert parties and if the Securities Regulation Panel grants exemption from making the mandatory offer*

10. **SPECIAL RESOLUTION 4**

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in terms of section 85 of the Companies Act, 61 of 1973, as amended, and the JSE Listings Requirements to repurchase up to 16 374 867 ordinary shares from Main Street 333 (Proprietary) Limited ("BEE Holdco") pursuant to the implementation agreement referred to in Annexure 13 of the circular, to which this notice of general meeting is attached, in the event of an adjustment to the purchase consideration in terms of the Eyesizwe acquisition, as defined in the circular, due to the occurrence of the New Clydesdale Colliery adjustment event (as defined in the circular), and for a consideration as set out in the implementation agreement.

In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding members of the Anglo American Group (as defined in the circular) who are not entitled to participate in the vote.

Reason and effect

The reason and effect of this special resolution is to give the directors the specific authority for the company to repurchase up to 16 374 867 ordinary shares in the company's issued share capital from BEE Holdco for the reasons set out in paragraph 8.1.3 of the circular.

11. **SPECIAL RESOLUTION 5**

"Resolved that the company be and is hereby authorised by way of a specific authority in terms of section 85 of the Companies Act, 61 of 1973, as amended, and the JSE Listings Requirements to repurchase up to 20 292 780 ordinary shares from Main Street 333 (Proprietary) Limited ("BEE Holdco") pursuant to the implementation agreement referred to in Annexure 13 of the circular, to which this notice of general meeting is attached, in the event of an adjustment to the purchase consideration in terms of the Eyesizwe acquisition, as defined in the circular, due to the occurrence of the Mafube adjustment event (as defined in the circular) and for a consideration as set out in the implementation agreement."

In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding members of the Anglo American Group (as defined in the circular) who are not entitled to participate in the vote.

Reason and effect

The reason and effect of this special resolution is to give the directors the specific authority to repurchase up to 20 292 780 ordinary shares in the company's issued share capital from BEE Holdco for the reasons set out in paragraph 8.1.4 of the circular.

12. ORDINARY RESOLUTION 7

"RESOLVED THAT the Exxaro Employee Empowerment Participation Scheme and the Exxaro Employee Empowerment Participation Scheme Trust, tabled at the meeting and initialled by the chairman for the purposes of identification, be and is hereby approved and adopted by the company."

13. ORDINARY RESOLUTION 8

"RESOLVED THAT the directors of the company be and are hereby authorised as a specific authority in terms of section 221 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements to issue for cash to the Exxaro Employee Empowerment Participation Scheme Trust 10 618 974 ordinary shares equivalent to 3% of the company's issued share capital in consideration for an amount of R174 290 000."

In terms of Rule 5.51(g) of the JSE Listing Requirements, the passing of this resolution is achieved by the attainment of a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.

14. SPECIAL RESOLUTION 6

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in accordance with section 85 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements to repurchase such number of ordinary shares in the company as the company may be entitled to repurchase in terms of article 39 of the articles of association of the company referred to in special resolution 7 as and when the company exercises its rights in terms of article 39.2 of the articles of association of the company, for a consideration equal to the par value of such shares."

Reason and effect

The reason for and effect of this special resolution is to give the directors specific authority for the company to repurchase the shares specified in the special resolution to be able to give effect to the Exxaro EEPS and the provisions of the new Article 39, as and when the company exercises its rights in terms of Article 39.2.

In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.

15. ORDINARY RESOLUTION 9

"RESOLVED THAT:

9.1 the adoption by Sishen Iron Ore Company Limited ("SIOC"), a subsidiary of the company, of the SIOC Employee Share Participation Scheme and the Employee Share Participation Scheme Trust, as tabled at the meeting and initialled by the chairman for purposes of identification;

9.2 the issue by SIOC for cash to SIOC Employee Share Participation Scheme Trust of 360 ordinary shares in SIOC equivalent to 3,09% of SIOC's issued share capital in consideration for an amount of R156 000 000;

9.3 the repurchase by SIOC on the termination date of the SIOC Employee Share Participation Scheme of such number of SIOC shares at par value in accordance with the provisions of the SIOC Employee Share Participation Scheme, be and are hereby approved."

In terms of Rule 5.51(g) of the JSE Listings Requirements, this resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.

16. ORDINARY RESOLUTION 10

"RESOLVED THAT the amendment of the Kumba Resources Management Share Scheme Trust in terms of the deed of amendment in Annexure 12 to the circular to which this notice of general meeting is attached, be and is hereby approved."

17. ORDINARY RESOLUTION 11

"RESOLVED THAT the new share incentive plans, comprised of the share appreciation rights plan, the long term incentive plan and the deferred bonus plan to be adopted in terms of the amended Kumba Resources Management Share Scheme Trust, tabled at the meeting and initialled by the chairman for the purposes of identification, be and are hereby approved and adopted by the company."

18. ORDINARY RESOLUTION 12

"RESOLVED THAT the directors of the company be and are hereby authorised in terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements, to allot and issue ordinary shares in the company for purposes of and in accordance with the provisions of the share incentive plans referred to in ordinary resolution 11."

19. ORDINARY RESOLUTION 13

"RESOLVED THAT:

13.1 the entering into by the company of the Share Incentive Schemes Agreement with Kumba Iron Ore Limited, the Kumba Resources Management Share Trust and the Kumba Iron Ore Management Share Trust be and is hereby approved and authorised and (to the extent necessary) ratified;

13.2 the directors of the company be and are hereby authorised as a specific authority in terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements, to grant options and to allot and issue ordinary shares of the company pursuant to such options to the Kumba Resources Management Share Trust and the Kumba Iron Ore Management Share Trust as contemplated in terms of the rules of such trusts and the Share Incentive Schemes Agreement referred to in ordinary resolution 13.1."

20. ORDINARY RESOLUTION 14

"RESOLVED THAT:

14.1 the adoption by Kumba Iron Ore Limited ("Kumba Iron Ore"), a subsidiary of the company, of the Kumba Iron Ore Management Share Scheme and the Kumba Iron Ore Management Share Scheme Trust, and the related share incentive plans, comprised of the share appreciation rights plan, the long-term incentive plan and the deferred bonus plan, all as tabled at the meeting and initialled by the chairman for purposes of identification, be and are hereby approved;

14.2 the issue by Kumba Iron Ore for cash to the Kumba Iron Ore Management Share Scheme Trust of ordinary shares in Kumba Iron Ore pursuant to the share incentive schemes referred to in ordinary resolution 14.1 be and is hereby approved."

21. SPECIAL RESOLUTION 7

"RESOLVED THAT the articles of association of the company be and are hereby amended as indicated in Annexure 2 to the circular to which this notice of general meeting is attached with effect from the transaction completion date (as defined in the circular)."

Reason and effect

The reason for and effect of this special resolution is to amend the articles to include the HDSA principles and the rights attached to Exxaro EEPS shares.

22. ORDINARY RESOLUTION 15

"RESOLVED THAT the directors of the company be and are hereby authorised to take all necessary steps to implement the special and ordinary resolutions set out above."

A form of proxy (blue) is attached for the convenience of any certificated or dematerialised Kumba shareholder with own name registration who cannot attend the general meeting, but who wishes to be represented thereat. In order to be valid, completed forms of proxy must be received by the transfer secretaries of the company, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 10:00 on Tuesday, 31 October 2006.

By order of the board of directors

M S Viljoen
Kumba company secretary

Pretoria
9 October 2006

Registered office
Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310
("Kumba" or "the company")

FORM OF PROXY

For completion by **certificated shareholders and shareholders who have elected "own-name" registration** who are unable to attend the general meeting of the company to be held at 10:00 on Thursday, 2 November 2006 at the registered office of Kumba, situated in the Corporate Office, Roger Dyason Road, Pretoria West.

Shareholders who have dematerialised their ordinary shares, other than those shareholders who have dematerialised their ordinary shares with "own-name" registration, and who wish to attend the general meeting either in person or by proxy must advise their CSDP or broker of their intention to attend the general meeting in person or to send a proxy to represent them and request their CSDP or broker to issue them or their proxy with the necessary authorisation to attend the general meeting. Such shareholders must not complete this form of proxy. If such shareholders do not wish to attend the general meeting either in person or by proxy, they must instruct their CSDP or broker as to how they wish to vote.

I/We ______________________________

(names in full) ______________________________

of ______________________________

(address) ______________________________

being the holder/s of [   ] ordinary share/s in the company, hereby appoint:

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak, and to vote or abstain from voting on my/our behalf, as indicated below, at the general meeting or any adjournment thereof.

	Insert an "X" or the number of votes exercisable (one vote per ordinary share).		
	For	**Against**	**Abstain**
Special Resolution No. 1 (Approval of name change)			
Ordinary Resolution No. 1 (Approval of the sale of 79,38% of the shares held by Kumba in Sishen Iron Ore Company (Proprietary) Limited to Kumba Iron Ore)			
Ordinary Resolution No. 2 (Approval of unbundling of shares in Kumba Iron Ore)			
Special Resolution No. 2 (Approval of *pro rata* repurchase)			
Ordinary Resolution No. 3 (Approval of issue of shares for cash to BEE Holdco)			
Special Resolution No. 3 (Approval of specific repurchase of 10 million ordinary shares from Anglo South Africa Capital (Proprietary) Limited)			
Ordinary Resolution No. 4 (Approval of allotment and issue of 10 million ordinary shares to the market)			
Ordinary Resolution No. 5 (Approval of waiver of mandatory offer)			
Ordinary Resolution No. 6 (Approval of execution of mandatory offer, if ordinary resolution No. 5 is not passed)			
Special Resolution No. 4 (Approval to repurchase shares from BEE Holdco in the event of a purchase consideration adjustment in terms of the Eyesizwe acquisition due to the occurrence of the New Clydesdale Colliery adjustment event)			
Special Resolution No. 5 (Approval to repurchase shares from BEE Holdco in the event of a purchase consideration adjustment in terms of the Eyesizwe acquisition due to the Mafube adjustment event)			

	Insert an "X" or the number of votes exercisable (one vote per ordinary share).		
	For	Against	Abstain
Ordinary Resolution No. 7 (Approval and adoption of Exxaro Employee Empowerment Participation Scheme and – Trust)			
Ordinary Resolution No. 8 (Approval of issue of shares for cash to Exxaro Employee Empowerment Participation Scheme Trust)			
Special Resolution No. 6 (Approval to repurchase shares in terms of article 39 of Kumba's articles of association relating to the Exxaro Employee Empowerment Participation Scheme)			
Ordinary Resolution No. 9 (Approval of adoption by SIOC of the SIOC Employee Share Participation Scheme and – Trust)			
Ordinary Resolution No. 10 (Approval of amendment of existing Kumba Resources Management Trust Deed)			
Ordinary Resolution No. 11 (Approval and adoption of new share incentive plans)			
Ordinary Resolution No. 12 (Authorisation of directors to allot and issue ordinary shares pursuant to the new share incentive plans)			
Ordinary Resolution No. 13 (Approval, authorisation and (to the extent necessary) ratification of conclusion of Share Incentive Schemes Agreement between Kumba and Kumba Iron Ore, the Kumba Resources Management Share Trust and the Kumba Iron Ore Management Share Trust)			
Ordinary Resolution No. 14 (Approval of adoption by Kumba Iron Ore of the Kumba Iron Ore Management Share Scheme and the Kumba Iron Ore Management Share Scheme Trust and the related share incentive plans)			
Special Resolution No. 7 (Amendment of articles of association)			
Ordinary Resolution No. 15 (Approval of authorisation of directors to take all necessary steps to implement the special and ordinary resolutions)			

Signed at ________________ on ________________ 2006

Signature ________________

Assisted by me (where applicable) ________________

Notes:

1. A shareholder entitled to attend and vote at the general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company.
2. Every shareholder present in person or by proxy and entitled to vote at the general meeting of the company shall, on a show of hands, have one vote only, irrespective of the number of shares such shareholder holds. In the event of a poll, every shareholder shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by such shareholder bears to the aggregate amount of the nominal value of all the shares issued by the company.

Instructions on signing and lodging the form of proxy:

1. A certificated or "own name" dematerialised shareholder may insert the name of a proxy or the names of two alternative proxies of the certificated or "own name" dematerialised shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the certificated or "own name" dematerialised shareholder. Should this space be left blank, the proxy will be exercised by the chairman of the general meeting. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A certificated or "own name" dematerialised shareholder's voting instructions to the proxy must be indicated by the insertion of an "X", or, the number of votes exercisable by that certificated or "own name" dematerialised shareholder in the appropriate spaces provided. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting, as he/she thinks fit in respect of all the certificated or "own name" dematerialised shareholder's exercisable votes. A certificated or "own name" dematerialised shareholder or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the certificated or "own name" dematerialised shareholder or by his/her proxy.
3. To be valid the completed forms of proxy must be received at the office of the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107, by no later than 10:00 on Tuesday, 31 October 2006.
4. This form of proxy shall be valid at any resumption of an adjourned general meeting to which it relates, unless the contrary is stated thereon.
5. This form of proxy shall not be used at the resumption of an adjourned general meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the general meeting from which the adjournment took place.
6. This form of proxy shall not be valid after the expiry of two months after the date when it was signed.
7. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been previously recorded by the transfer secretaries.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate etc.) must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.
9. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has been previously recorded by the transfer secretaries or waived by the chairman of the general meeting.
10. The completion and lodging of this form of proxy will not preclude the relevant certificated or "own name" dematerialised shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such certificated or "own name" dematerialised shareholder wish to do so.
11. The completion of any blank spaces need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.
12. The chairman of the general meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a certificated or "own name" dematerialised shareholder wishes to vote.

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

FORM OF ACCEPTANCE AND SURRENDER

For use only by ordinary shareholders who hold their Kumba shares in certificated form and wish to accept the *pro rata* repurchase

This form of surrender should be read in conjunction with the circular sent to shareholders dated 9 October 2006.

This form is attached for the use by certificated shareholders of Kumba shares who wish to accept the *pro rata* repurchase.

In terms of the *pro rata* repurchase and subject to the waiver or fulfillment of the conditions precedent, Exxaro has made an offer to eligible Exxaro shareholders on a *pro rata* basis, to repurchase 38 331 012 Exxaro shares at the *pro rata* repurchase price of R45,99 per Exxaro share.

Exxaro shareholders are afforded the opportunity to tender excess Exxaro shares into the offer for *pro rata* acceptance to the extent that some Exxaro shareholders may elect not to participate in the *pro rata* repurchase.

The *pro rata* repurchase consideration will be posted by ordinary mail within five days of the closing date to those shareholders who have accepted the *pro rata* repurchase and who have surrendered their documents of title by Friday, 24 November 2006, alternatively within five business days of receipt of their documents of title by the transfer secretaries, if received thereafter.

Instructions:

1. If you wish to accept the *pro rata* repurchase, you must complete the relevant parts of this form, indicating in **Part A** the number of shares which you wish to tender into the *pro rata* repurchase.
2. A separate form of acceptance and surrender is required for each certificated shareholder.
3. **Part A** must be completed by all shareholders who return this form.
4. **Part B** must be completed by shareholders who are emigrants from the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area") or non-residents of the common monetary area who wish their *pro rata* repurchase consideration to be sent to an authorised dealer in South Africa. (See Note 2 overleaf)

To: The transfer secretaries

By hand
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

By post
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61763
Marshalltown
2107

Please also read notes on the reverse side hereof.

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed below, in respect of my/our holding of shares in Kumba.

PART A – All certificated shareholders must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or Name of corporate body

First names (in full)

Title

Address to which the *pro rata* repurchase consideration should be sent (if different from registered address)

Postal code

Country

Share certificates and/or other documents of title which are tendered for acceptance in terms of the *pro rata* repurchase

Name of registered holder	Certificate number(s) (in numerical order)	Number of shares covered by each certificate	Number of shares in respect of which the *pro rata* repurchase is accepted	Number of shares in respect of which the *pro rata* repurchase is not accepted (if applicable)
	Total			

Exxaro shareholders who become entitled to dispose of fractions of Exxaro shares in terms of the *pro rata* repurchase will have such entitlement rounded up or down to the nearest whole number.

Signature of Kumba ordinary shareholder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2006	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.

PART B – To be completed by all certificated shareholders who are emigrants from the common monetary area and non-residents of the common monetary area, if they wish their *pro rata* repurchase consideration to be sent to an authorised dealer in South Africa (see notes 1 and 2 below).

The *pro rata* repurchase consideration will be forwarded to the authorised dealer nominated below for its control.

Name of authorised dealer	
Account number	
Address	
	Postal code

If no nomination is made above by an emigrant, the *pro rata* repurchase consideration will be held in trust by the transfer secretaries.

If no nomination is made by a non-resident, the *pro rata* repurchase consideration will be posted to such non-resident's address specified in the company's share register.

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the *pro rata* repurchase consideration to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the *pro rata* repurchase consideration (in the case of emigrants) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. The *pro rata* repurchase consideration will not be sent to the relevant shareholders unless and until documents of title in respect of the shares held by such shareholders have been surrendered to the transfer secretaries.
5. If a shareholder produces evidence to the satisfaction of Kumba that documents of title in respect of Kumba shares have been lost or destroyed, Kumba may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
6. Persons who have acquired shares in Kumba after Monday, 9 October 2006, the date of posting of the document to which this form of surrender is attached, can obtain copies of the form of surrender and the document from Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).
7. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
8. Any alteration to this form of surrender must be signed in full and not initialled.
9. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by Kumba or its transfer secretaries).
10. Where the shareholder is a company or a close corporation, unless it has already been registered with Kumba or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Kumba.
11. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.
12. A minor must be assisted by his parent or guardian unless the relevant documents establishing his legal capacity are produced to or have been registered by the transfer secretaries of Kumba.
13. The *pro rata* repurchase offer is not being, and will not be, made, directly or indirectly, in or into the Republic of Ireland, Canada, Japan, Australia or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Exxaro will not be permitted to accept, directly or indirectly, any tenders made, in connection with the *pro rata* repurchase, in or from any of the foregoing jurisdictions.

INCE

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

BEE Holdco

Main Street 333 (Proprietary) Limited

(Incorporated in the Republic of South Africa)
(Registration number 2005/025692/07)

FORM OF ACCEPTANCE AND SURRENDER

For use only by ordinary shareholders who hold their Kumba shares in certificated form and wish to accept the mandatory offer

This form of surrender should be read in conjunction with the circular sent to shareholders dated 9 October 2006.

The mandatory offer

If the whitewash resolution is not approved, BEE Holdco will extend the mandatory offer, in terms of which it will make an offer to Exxaro shareholders to acquire all their shares for a consideration of R45,99 per share payable in cash.

Action required:

If the whitewash resolution is approved

If the whitewash resolution is approved, the mandatory offer will not be implemented and no further action should be taken.

If the whitewash resolution is not approved

If the whitewash resolution is not approved, and you wish to accept the mandatory offer you should complete this form in accordance with the instructions contained herein.

Instructions:

A separate form of acceptance and surrender is required for each certificated shareholder.

Part A must be completed by all shareholders who return this form.

Part B must be completed by shareholders who are emigrants from the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area") or non-residents of the common monetary area who wish their mandatory offer consideration to be sent to an authorised dealer in South Africa. (See Note 2 overleaf)

To: The transfer secretaries

By hand
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

By post
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61763
Marshalltown
2107

Please also read notes on the reverse side hereof.

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed below, in respect of my/our holding of shares in Kumba.

PART A – All certificated shareholders must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or Name of corporate body

First names (in full)

Title

Address to which the mandatory offer consideration should be sent (if different from registered address)

Postal code

Country

Share certificates and/or other documents of title in respect of which the mandatory offer is accepted

Name of registered holder	Certificate number(s) (in numerical order)	Number of shares covered by each certificate	Number of shares in respect of which the offer is accepted	Number of shares in respect of which the offer is not accepted (if applicable)
	Total			

Signature of Kumba ordinary shareholder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2006	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.

PART B – To be completed by all certificated shareholders who are emigrants from the common monetary area and non-residents of the common monetary area, if they wish their *mandatory offer* consideration to be sent to an authorised dealer in South Africa (see notes 1 and 2 below).

The *mandatory offer* consideration will be forwarded to the authorised dealer nominated below for its control.

Name of authorised dealer

Account number

Address

Postal code

If no nomination is made above by an emigrant, the mandatory offer consideration will be held in trust by the transfer secretaries.

If no nomination is made by a non-resident, the mandatory offer consideration will be posted to such non-resident's address specified in the company's share register.

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the mandatory offer consideration to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the mandatory offer consideration (in the case of emigrants) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. The mandatory offer consideration will not be sent to the relevant shareholders unless and until documents of title in respect of the shares held by such shareholders have been surrendered to the transfer secretaries.
5. If a shareholder produces evidence to the satisfaction of BEE Holdco that documents of title in respect of Kumba shares have been lost or destroyed, BEE Holdco may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
6. Persons who have acquired shares in Kumba after 9 October 2006, the date of posting of the document to which this form of surrender is attached, can obtain copies of the form of surrender and the document from Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).
7. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
8. Any alteration to this form of surrender must be signed in full and not initialled.
9. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by Kumba or its transfer secretaries).
10. Where the shareholder is a company or a close corporation, unless it has already been registered with Kumba or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by BEE Holdco.
11. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.
12. A minor must be assisted by his parent or guardian unless the relevant documents establishing his legal capacity are produced to or have been registered by the transfer secretaries of Kumba.
13. The mandatory offer is not being, and will not be, made, directly or indirectly, in or into the Republic of Ireland, Canada, Japan, Australia or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. BEE Holdco will not be permitted to accept, directly or indirectly, any tenders made, in connection with the mandatory offer, in or from any of the foregoing jurisdictions.

KUMBA RESOURCES

Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

FORM OF SURRENDER

For use only by ordinary shareholders who hold their Kumba shares in certificated form and wish to surrender their share certificates in anticipation of the change of name

This form of surrender should be read in conjunction with the circular sent to shareholders dated 9 October 2006.

Instructions:

1. A separate form of surrender is required for each certificated shareholder.
2. Part A must be completed by all shareholders who return this form.
3. Part B must be completed by shareholders who are emigrants from the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area") or non-residents of the common monetary area who wish their replacement share certificates to be sent to an authorised dealer in South Africa. (See Note 2 overleaf)
4. Part C must be completed by those shareholders who are residents in the common monetary area and who wish to specify an address to which their replacement share certificates should be posted.

To: The transfer secretaries

By hand
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

By post
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61051
Marshalltown
2107

Please also read notes on the reverse side hereof.

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed below, in respect of my/our holding of shares in Kumba.

PART A – All certificated shareholders must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or Name of corporate body

First names (in full)

Title

Address

Postal code

Country

Share certificates and/or other documents of title which are hereby surrendered in anticipation of the name change

Name of registered holder	Certificate number(s) (in numerical order)	Number of shares covered by each certificate
	Total	

Signature of Kumba ordinary shareholder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date 2006	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.

PART B – To be completed by all certificated shareholders who are emigrants from the common monetary area and non-residents of the common monetary area, if they wish their replacement share certificates to be sent to an authorised dealer in South Africa (see notes 1 and 2 below).

The replacement share certificates will be forwarded to the authorised dealer nominated below for its control.

Name of authorised dealer

Account number

Address

Postal code

If no nomination is made above by an emigrant, the replacement share certificates will be held in trust by the transfer secretaries.
If no nomination is made by a non-resident, the replacement share certificates will be posted to such non-resident's address specified in the company's share register.

PART C – To be completed by those shareholders who are resident in the common monetary area and who wish to specify a postal address to which the replacement share certificates should be posted.

Name of shareholder

Address

Postal code

If Part C is not completed by residents of the common monetary area, the replacement share certificates will be posted to such shareholders at the address specified in the company's share register.

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the replacement share certificates to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the replacement share certificates (in the case of emigrants) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. If this form of surrender is returned with the relevant documents of title, it will be treated as a conditional surrender which is made subject to the change of name becoming effective. Documents surrendered in anticipation of the change of name becoming effective will be held in trust by the transfer secretaries until the change of name becomes effective.
5. The replacement share certificates will not be sent to the relevant shareholders unless and until documents of title in respect of the shares held by such shareholders have been surrendered to the transfer secretaries.
6. If a shareholder produces evidence to the satisfaction of Kumba that documents of title in respect of Kumba shares have been lost or destroyed, Kumba may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
7. Persons who have acquired shares in Kumba after 9 October 2006, the date of posting of the document to which this form of surrender is attached, can obtain copies of the form of surrender and the document from Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).
8. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
9. Any alteration to this form of surrender must be signed in full and not initialled.
10. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by Kumba or its transfer secretaries).
11. Where the shareholder is a company or a close corporation, unless it has already been registered with Kumba or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Kumba.
12. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.
13. A minor must be assisted by his parent or guardian unless the relevant documents establishing his legal capacity are produced to or have been registered by the transfer secretaries of Kumba.

PRINTED BY INCE (PTY) LTD

REF. W2CF01391

exxaro

(Kumba Resources Limited

("Kumba"),

whose name is to be changed to

Exxaro Resources Limited,

subject to approval by Kumba shareholders)

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX ISIN: ZAE000084992
("Exxaro" or "the company")

REVISED LISTING PARTICULARS

Prepared in terms of the Listings Requirements of the JSE Limited ("the JSE")

These revised listing particulars are not an invitation to the public to subscribe for shares in Exxaro, but are issued in compliance with the Listings Requirements of the JSE, for the purpose of providing information to the public regarding Exxaro.

These revised listing particulars have been prepared on the assumption that the resolutions detailed in the notice of general meeting of Kumba shareholders to be held at 10:00 on Thursday, 2 November 2006, which notice forms part of the circular to Kumba shareholders ("the Kumba circular"), which accompanies these revised listing particulars, will be passed at the aforementioned general meeting, and that the empowerment transaction, the details of which are specified in the Kumba circular, is implemented. References to Exxaro in these revised listing particulars refer to Kumba as it will be known should the empowerment transaction be implemented and the change of name be approved.

The JSE has agreed to the continued listing of the entire issued ordinary share capital of Exxaro in the General Mining sector of the JSE lists. Should Kumba shareholders approve the change of name, Exxaro will commence trading under the abbreviated name "Exxaro" with effect from the commencement of business on Monday, 27 November 2006.

On the last practicable date, the authorised share capital of Exxaro comprised 500 000 000 ordinary shares with a par value of one cent each ("Exxaro shares"), while the issued share capital of Exxaro comprised of 309 680 011 Exxaro shares. Due to the exercise of share options and the delivery of shares in terms of Kumba's existing share incentive schemes, there may be an increased number of Exxaro shares in issue on the date the empowerment transaction is implemented. The maximum number of shares which can be issued in terms of the share incentive schemes is 11 672 790 as of the last practicable date.

The directors, whose names appear on page 13 of these revised listing particulars, collectively and individually, accept full responsibility for the accuracy of the information given in these revised listing particulars and certify that, to the best of their knowledge and belief, there are no material facts, or circumstances, the omission of which would render any statement in these revised listing particulars false or misleading, that they have made all reasonable enquiries to ascertain such facts and that these revised listing particulars contain all information required in terms of the Listings Requirements of the JSE.

The merchant bank and transaction sponsor, attorneys, corporate law advisers, transfer secretaries, competent person, lead sponsor and reporting accountants, whose names are included in these revised listing particulars, have consented in writing to act in the capacities stated and to their names and reports (where appropriate) being included in these revised listing particulars and have not withdrawn their consents prior to the publication hereof.

An abridged version of these revised listing particulars will be released on the Securities Exchange News Service of the JSE on Monday, 20 November 2006 and published in the press on the same date.

These revised listing particulars are available in English only.

Date of issue: 9 October 2006

Merchant bank and transaction sponsor

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Corporate law adviser

CLS Consulting Services (Proprietary) Limited

Attorneys

DENEYS REITZ ATTORNEYS

Lead sponsor

JPMorgan
J.P. Morgan Equities Limited

Reporting accountants

Deloitte.
Deloitte & Touche
Registered Auditors

Independent technical adviser

Consulting
Engineers and Scientists

This suite of documents includes:

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

Shareholders are encouraged to make use of the toll free Kumba Shareholder Information Line for assistance regarding the contents of these revised listing particulars

Kumba Shareholder Information Line

0800 202 361

(or +27 11 870-8222 if you are calling from outside South Africa)

This service will be in operation from

9 October 2006 until 1 December 2006

(Both dates inclusive)

Computershare

Please note that your call may be recorded for security purposes

This suite of documents includes:

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

DISCLAIMER

The release, publication or distribution of these revised listing particulars in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which these revised listing particulars are released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. These revised listing particulars do not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

The Kumba Iron Ore shares which will be distributed in the unbundling will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

These revised listing particulars contain statements about Exxaro that are or may be forward looking statements. All statements other than statements of historical facts included in these revised listing particulars, may be forward looking statements. Any statements preceded or followed by or that include the words "forecasts", "believes", "expects", "prediction", "will", "may", "anticipates" or similar expression or the negative thereof are forward looking statements.

Forward looking statements include statements relating to the following:

- future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- business and management strategies and the expansion and growth of Exxaro; and
- the effects of Government regulation on Exxaro's businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Exxaro or any director or employee of Exxaro or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Exxaro expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CORPORATE INFORMATION

Company secretary and registered office

M S Viljoen
Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

Reporting accountants

Deloitte & Touche
Chartered Accountants (SA)
Registered Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Merchant bank and transaction sponsor

Rand Merchant Bank, a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Fredman Drive
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Lead sponsor

JP Morgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Illovo, 2196
(Private Bag X9936, Sandton, 2146)

Independent technical adviser

Steffen, Robertson and Kirsten Consulting
(South Africa) (Proprietary) Limited
(Registration number 1995/012890/07)
265 Oxford Road
Illovo, 2196
(PO Box 55291, Northland, 2116)

Attorneys

Deneys Reitz Inc
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
(PO Box 784903, Sandton, 2146)

Corporate law adviser

CLS Consulting Services (Proprietary) Limited
(Registration number 1999/014204/07)
Roger Dyason Road
Pretoria West, 0183
(PO Box 21043, Valhalla, 0137)

TABLE OF CONTENTS

The definitions commencing on page 5 of these revised listing particulars have been used in this table of contents.

These revised listing particulars are available in English only. Copies may be obtained from the registered office of the company and the transfer secretaries at the addresses set out above.

A Competent Persons' Report has been prepared on the assets of Exxaro and can also be downloaded from www.kumbaresources.com. An independent technical adviser's report on the assets of Exxaro, which has been extracted from the Competent Persons' Report, has been included as Annexure 10 to these revised listing particulars.

A Kumba Resources Limited *circular to shareholders* and Kumba Iron Ore Limited *pre-listing statement* have also been provided to shareholders in terms of the Listings Requirements of the JSE Limited and can be downloaded from the company's website at www.kumbaresources.com

DEFINITIONS

In these revised listing particulars and the annexures hereto, unless otherwise stated or the context otherwise requires, a reference to the singular includes the plural and *vice versa,* words denoting one gender include the other, words denoting natural persons include legal persons and associations of persons and *vice versa* and the words in the first column have the meanings stated opposite them in the second column.

Kumba shareholders will be requested, at the general meeting, to approve the change of name from "Kumba Resources Limited" to "Exxaro Resources Limited". The name change, if approved, will be effective from the date of the general meeting and, accordingly, Exxaro's subsidiaries will also adopt new names which are set out in the definitions below.

"A$"	Australian dollar, the Australian currency;
"Act"	the Companies Act, No. 61 of 1973, as amended;
"ADR"	American Depositary Receipt;
"ADS"	American Depositary Share;
"Anglo American plc"	Anglo American plc, registration number 3564138, a public company duly registered and incorporated with limited liability in accordance with the laws of England and Wales, the ordinary shares of which are listed on the London Stock Exchange plc (primary listing), the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange;
"Anglo Finance"	Anglo American SA Finance Limited, registration number 2003/015144/06, a public company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc, or such other South African Anglo American Group treasury company or companies as may be identified by ASAC;
"AOL"	Anglo Operations Limited, registration number 1921/006730/06, a public company incorporated in accordance with the laws of South Africa and an indirectly owned subsidiary of Anglo American plc;
"articles"	the articles of association of Exxaro;
"ASAC"	Anglo South Africa Capital (Proprietary) Limited, registration number 1999/002391/07, a private company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc;
"Australia Sands"	Ticor (Proprietary) Limited, formerly Ticor Limited, registration number ABN 009084851, a private company duly incorporated in accordance with the laws of Western Australia and a wholly-owned subsidiary of Exxaro, which was previously listed on the Australian Stock Exchange and which holds 50% of the Tiwest Joint Venture;
"Australia Sands acquisition"	the acquisition by Kumba of the equity of the minority shareholders of Australia Sands in November 2005, thus making Kumba the sole shareholder of Australia Sands;
"Basadi ba Kopane"	Basadi ba Kopane Investments (Proprietary) Limited, registration number 2005/035712/07, a private company incorporated in accordance with the laws of South Africa;
"BEE"	black economic empowerment;
"BEE Holdco"	Main Street 333 (Proprietary) Limited, registration number 2005/025692/07, a private company incorporated in accordance with the laws of South Africa, which will hold, following the implementation of the transaction, the interests of the BEE partners and the IDC in Exxaro;
"BEE Holdco Relationship Agreement"	the relationship agreement entered into or to be entered into between ASAC, Kumba, BHP Billiton, BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and the IDC, in terms of which BEE Holdco and its shareholders undertake, *inter alia*, that BEE Holdco will remain an HDSA until the final date;

"BEE partners" — collectively, Eyesizwe Mining, the Eyabantu Consortium, the Tiso Consortium and the BEE Women's Group Consortium;

"BEE Women's Group Consortium" — the consortium led by SAWIMA, comprising SAWIMA, SAWIMIH, Xiphemu Investments (Proprietary) Limited, Malibongwe Women's Development Organisation, Nozala Investments (Proprietary) Limited, National Movement of Rural Women and Northern Cape – National Movement of Rural Women;

"BEE Women's Group SPV" — Basadi ba Kopane, the vehicle which will hold the interests of the members of the BEE Women's Group Consortium in BEE Holdco;

"BHP Billiton" — BHP Billiton SA Holdings Limited, formerly known as Ingwe Coal Corporation Limited, registration number 1896/001356/06, a public company incorporated in accordance with the laws of South Africa, a shareholder in Eyesizwe Coal;

"Black Mountain business" — the business conducted as a going concern by AOL as the division styled as 'Black Mountain' and by Black Mountain SPV following the exercise of the Black Mountain option and the implementation of the terms of sale pertaining to Black Mountain in connection with the exploration, development, mining, treatment, production and sale of zinc, lead and copper concentrate and other metals and minerals in concentrate form;

"Black Mountain option" — the option granted by AOL to Exxaro Base Metals to acquire a 26% interest in Black Mountain SPV;

"Black Mountain SPV" — Black Mountain Mining (Proprietary) Limited, registration number 2005/040096/07, a special purpose, private company incorporated in accordance with the laws of South Africa, which will hold the Black Mountain business pursuant to the exercise of the Black Mountain option;

"CEO" — chief executive officer;

"Charter Scorecard" — the scorecard for the Mining Charter published pursuant to section 100(2)(a) of the MPRDA under Government Gazette (number 26661 of 13 August 2004) as amended or replaced from time to time;

"Chifeng" — Chifeng Kumba Hongye Zinc Corporation Limited, a limited liability company established in accordance with the laws of the People's Republic of China;

"CIPRO" — the Companies and Intellectual Property Registration Office, formerly the Registrar of Companies;

"commodity business" — commodity business unit within Exxaro;

"common monetary area" — South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;

"conditions precedent" — the conditions precedent to the transaction, as set out in the Kumba circular;

"CSDP" — a Central Securities Depositary Participant, a participant as defined in Section 1 of the Securities Act, 2004 (Act 36 of 2004);

"DBP" — Deferred Bonus Plan 2006;

"designated parties" — ASAC and BHP Billiton;

"DRC" — Democratic Republic of the Congo;

"EBIT" — earnings before interest and tax;

"EBITDA" — earnings before interest, tax, depreciation and amortisation;

"Eskom" — Eskom Holdings Limited, registration number 2002/015527/06, a company incorporated in accordance with the laws of South Africa, all of the ordinary shares of which are held by the Government;

"Exco" — Exxaro executive committee;

"existing share incentive plans" — Kumba's existing share incentive plans that are described in the Kumba circular and which will be phased out and replaced by the proposed incentive plans, should the transaction be implemented;

"Exxaro" or "the company"	Kumba, whose name will be changed to Exxaro Resources Limited, subject to the passing of the resolutions to be proposed at the general meeting;
"Exxaro ADR"	an ADR evidencing one Exxaro ADS;
"Exxaro ADS"	an ADS representing one Exxaro share;
"Exxaro Base Metals"	Kumba Base Metals (Proprietary) Limited, registration number 1967/004375/07, a private company duly incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Exxaro;
"Exxaro Board"	the board of directors of Exxaro, as constituted from time to time;
"Exxaro Coal"	Kumba Coal (Proprietary) Limited, registration number 2000/011078/07, a private company duly incorporated in accordance with the laws of South Africa, which will acquire the entire issued ordinary share capital of Eyesizwe Coal (Proprietary) Limited as part of the transaction and a wholly-owned subsidiary of Exxaro;
"Exxaro directors" or "the directors"	the directors of Exxaro, from time to time;
"Exxaro EEPS shares"	Exxaro shares to be issued to the Exxaro EEPS Trust, which will rank *pari passu* with Exxaro shares, save for the restrictions set out in Annexure 4 that will be placed on these shares, which restrictions include the following key restrictions: – these shares may only be traded in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and the articles; and – Exxaro will have the right to repurchase certain shares in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and the articles;
"Exxaro EEPS Trust"	the Exxaro Employee Empowerment Participation Scheme Trust established for the purpose of holding Exxaro shares for the benefit of Exxaro participating employees;
"Exxaro EEPS"	the Exxaro Employee Empowerment Participation Scheme to be established for the benefit of participating Exxaro employees;
"Exxaro FerroAlloys"	Kumba FerroAlloys (Proprietary) Limited, registration number 2004/010253/07, a private company duly registered and incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Exxaro;
"Exxaro Group"	Exxaro and its subsidiaries, from time to time;
"Exxaro Sands"	collectively, Australia Sands and KZN Sands;
"Exxaro shareholders"	holders of Exxaro shares;
"Exxaro shares"	ordinary shares having a par value of one cent each in the share capital of Exxaro;
"Eyabantu Capital"	Eyabantu Capital (Proprietary) Limited, registration number 2003/011672/07, a private company duly incorporated in accordance with the laws of South Africa;
"Eyabantu Consortium"	the consortium led by Eyabantu Capital, which is comprised of Eyabantu Capital, Eyabantu Development Trust, The Mkhonto Trust, The Zandile Investment Trust, Xiphemu Investments (Proprietary) Limited, SAWIMA, SAWIMIH, Pinkie Ncetezo and Northern Cape Development Trust Investment Holdings (Proprietary) Limited;
"Eyabantu SPV"	Eyabantu Capital Consortium (Proprietary) Limited, registration number 2005/031587/07, private company incorporated in accordance with the laws of South Africa, which holds all of the interests of the members of the Eyabantu Consortium in BEE Holdco, and no other assets;
"Eyesizwe acquisition"	the acquisition by Exxaro of the entire issued share capital of Eyesizwe Coal;
"Eyesizwe Coal"	Eyesizwe Coal (Proprietary) Limited, registration number 1999/010289/07, a private company duly registered and incorporated in accordance with the laws of South Africa, which is a subsidiary of Eyesizwe Mining;
"Eyesizwe Coal vendors"	the Eyesizwe Coal vendors, whose details are contained in the Kumba circular;
"Eyesizwe Holdings"	Eyesizwe Holdings (Proprietary) Limited, registration number 1999/008022/07, a private company duly registered and incorporated in accordance with the laws of South Africa;

"Eyesizwe Mining"	Eyesizwe Mining (Proprietary) Limited, registration number 1999/008022/07, a private company incorporated in accordance with the laws of South Africa;
"Eyesizwe SPV"	Dreamvision Investments 15 (Proprietary) Limited, registration number 2004/009915/07, a private company incorporated in accordance with the laws of South Africa, which will hold all of the interests of all of the Eyesizwe Coal shareholders in BEE Holdco and (other than those assets permitted under certain agreements concluded to facilitate the transaction) no other assets;
"Ferroland"	Ferroland Grondtrust (Proprietary) Limited, registration number 1974/002120/07, a private company duly registered and incorporated in accordance with the laws of South Africa;
"final date"	the earlier of the tenth anniversary of the transaction completion date and the date upon which the designated parties are satisfied that the empowerment credits obtained, directly or indirectly, pursuant to the transaction can no longer be lost or rescinded;
"financial year"	the financial year of Exxaro, annually commencing on 1 January;
"FTSE 100"	a capitalisation-weighted index of the 100 most highly capitalised companies traded on the London Stock Exchange plc;
"FTSE 250"	a capitalisation-weighted index of the mid-capitalised companies traded on the London Stock Exchange plc designed to measure the performance of the mid-cap capital and industry segments of the UK market not covered by the large cap FTSE 100;
"Government"	the Government of South Africa;
"Group"	Exxaro and its subsidiaries, from time to time;
"HDSA"	a historically disadvantaged South African, being any natural person disadvantaged in law by unfair discrimination before the Constitution of the Republic of South Africa Act, No. 200 of 1993, came into operation, or a category or community of such persons, or an unincorporated entity/association or trust having such persons as the majority of its beneficiaries and trustees/other representatives, or a company or other corporate entity controlled by such persons;
"IDC"	the Industrial Development Corporation of South Africa Limited, registration number 1940/014201/06, a body corporate created under section 2 of the Industrial Development Act, No. 22 of 1940;
"Igoda JV"	Main Street 342 (Proprietary) Limited, to be renamed Igoda Coal (Proprietary) Limited registration number 2005/026493/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa, which will hold the combined Twistdraai mining operations, the export plant and the 5% interest in RBCT currently owned by Sasol Mining, and in which Eyesizwe Coal will acquire a 35% interest should the Igoda transaction be implemented;
"Igoda transaction"	the transaction between Eyesizwe Coal and Sasol Mining in terms of which Eyesizwe Coal will acquire a 35% interest in the Igoda JV;
"Income Tax Act"	the Income Tax Act, No. 58 of 1962, as amended;
"independent technical adviser"	Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited ("SRK"), registration number 1995/012890/07, a private company duly registered and incorporated in accordance with the laws of South Africa;
"Iscor"	Iscor, as it was known prior to changing its name to Ispat Iscor and thereafter, to Mittal;
"JSE"	the JSE Limited, registration number 2005/022939/06, a company duly registered and incorporated under the laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004;
"KFL"	Kinross Forrest Limited a private company incorporated under the laws of the British Virgin Islands;

"km"	kilometre;
"kt"	thousand metric tonnes;
"ktpa"	thousand metric tonnes per annum;
"Kumba" or "the company"	Kumba Resources Limited, registration number 2000/011076/06, a public company duly registered and incorporated in accordance with the laws of South Africa, the ordinary shares of which are listed on the JSE;
"Kumba ADR"	a Kumba ADR evidencing one Kumba ADS;
"Kumba ADS"	a Kumba ADS representing one Kumba share;
"Kumba Board"	the board of directors of Kumba, as constituted from time to time;
"Kumba circular"	the circular to Kumba shareholders, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with the Kumba Iron Ore pre-listing statement and these revised listing particulars;
"Kumba general meeting" or "general meeting"	the general meeting of Kumba shareholders to be held at 10:00 on Thursday, 2 November 2006, at the registered office of Kumba situated at Roger Dyason Road, Pretoria West;
"Kumba Group"	Kumba and its subsidiaries, from time to time;
"Kumba Iron Ore"	Kumba Iron Ore Limited, registration number 2005/015852/06, a public company incorporated in accordance with the laws of South Africa as a wholly-owned subsidiary of Kumba;
"Kumba Iron Ore pre-listing statement"	the Kumba Iron Ore pre-listing statement, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with the Kumba circular and these revised listing particulars;
"Kumba shareholders"	registered holders of Kumba shares;
"Kumba shares"	ordinary shares of one cent each in the issued share capital of Kumba;
"KZN Sands"	collectively, Ticor South Africa (KZN) (Proprietary) Limited, registration number 1987/001627/07, a private company duly registered and incorporated in accordance with the laws of South Africa and Ticor South Africa (Proprietary) Limited registration number 1998/001039/07, a private company duly registered and incorporated in accordance with the laws of South Africa, both wholly-owned subsidiaries of Exxaro;
"last practicable date"	the last practicable date prior to the finalisation of these revised listing particulars, being Thursday, 7 September 2006;
"Listings Requirements"	the Listings Requirements of the JSE in force at the date of these revised listing particulars;
"LTIP"	Long-Term Incentive Plan 2006;
"Mafube"	Mafube Coal Mining (Proprietary) Limited, registration number 2004/017532/07, a private company incorporated in accordance with the laws of South Africa;
"Mafube JV"	the joint venture in respect of, *inter alia*, the Springboklaagte mineral rights, established by ASAC and Eyesizwe Coal, held through Mafube, in which Eyesizwe Coal will acquire an interest of 50%;
"MSP"	mineral separation plant;

"Mining Charter"	the broad-based socio-economic empowerment charter for the South African mining industry, developed under section 100 of the MPRDA together with the Charter Scorecard, and any amended or replacement Mining Charter and/or Charter Scorecard from time to time;
"Mittal"	Mittal Steel South Africa Limited, registration number 1989/002164/06, a public company duly registered and incorporated in accordance with the laws of South Africa, all the shares of which are listed on the JSE;
"MPRDA"	Mineral and Petroleum Resources Development Act, No. 28 of 2002;
"Mt"	million metric tonnes;
"Mtpa"	million metric tonnes per annum;
"MW"	mega watt;
"Namakwa Sands"	the assets, liabilities, business and associated mineral reserves of Namakwa Sands, being a mineral sands operation owned by AOL;
"Namakwa Sands option"	the option granted by AOL to KZN Sands to acquire Namakwa Sands as a going concern;
"Newco Relationship Agreement"	the relationship agreement entered into or to be entered into between ASAC, Kumba, BHP Billiton, Exxaro EEPS Trust and BEE Holdco in terms of which Kumba/Exxaro and BEE Holdco undertake, *inter alia*, that Kumba/Exxaro will remain an HDSA until the final date;
"Northern Cape Leads"	the facilitators of the SIOC Community Development Trust, being Tiso and Eyabantu Capital;
"participating Exxaro employees"	at the inception of the Exxaro EEPS, participating Exxaro employees will be all permanent employees of Exxaro, or any of its subsidiaries, employed in South Africa, or in any other country designated by the Exxaro Board: – who do not participate in the existing share incentive plans; – who will not participate in the proposed share incentive plans in respect of Exxaro; and – the majority of whom are HDSAs;
"proposed share incentive plans"	collectively, the SAR, LTIP and DBP, which will be adopted by Exxaro, subject to approval by Kumba shareholders;
"Rand" or "R"	the currency of South Africa;
"RBCT"	Richards Bay Coal Terminal, located in Richards Bay, South Africa;
"registered office of Exxaro"	Roger Dyason Road, Pretoria West;
"resolutions"	the ordinary and special resolutions to be proposed at the general meeting, which if approved, will permit the implementation of the transaction;
"revised listing particulars"	these revised listing particulars, dated 9 October 2006 and all the annexures hereto;
"Rosh Pinah "	Rosh Pinah Zinc Corporation (Proprietary) Limited, registration number 380, a company registered and incorporated in Namibia;
"SAR"	Share Appreciation Right Scheme 2006;
"Sasol Mining"	Sasol Mining (Proprietary) Limited, registration number 1979/003231/07, a private company incorporated in accordance with the laws of South Africa;

"SAWIMA"	South African Women in Mining Association, registration number 2003/022750/08, a company not having a share capital incorporated under section 21 of the Act as an association not for gain;
"SAWIMIH"	South African Women in Mining Investment Holdings (Proprietary) Limited, registration number 2003/025168/07, a private company incorporated in accordance with the laws of South Africa;
"SDCT"	South Dunes Coal Terminal Company (Proprietary) Limited, registration number 1996/017852/07, a company registered and incorporated in accordance with the laws of South Africa;
"SEC"	the United States Securities and Exchange Commission;
"SENS"	the Securities Exchange News Service of the JSE;
"SHE"	safety, health and environment;
"SIOC"	Sishen Iron Ore Company (Proprietary) Limited registration number 2000/011085/07, a private company registered and incorporated in accordance with the laws of South Africa;
"SIOC Community Development SPV"	Main Street 392 (Proprietary) Limited, registration number 2005/040145/07, a special purpose, private company incorporated in accordance with the laws of South Africa;
"SIOC Community Development Trust"	a trust to be established under the guidance of the Northern Cape Leads, the Office of the Premier of the Northern Cape, ASAC and Kumba Iron Ore and SIOC for the ultimate benefit of communities and community-based projects in the Northern Cape and, potentially, in other areas in which SIOC conducts mining operations;
"SIOC ESPS Trust"	the SIOC Employee Share Participation Scheme Trust established for the purpose of holding SIOC ordinary shares for the benefit of SIOC participating employees;
"SIOC ESPS"	the SIOC Employee Share Participation Scheme to be established for the benefit of SIOC participating employees;
"SIOC participating employees"	at the inception of the SIOC ESPS, participating employees will be all permanent employees of SIOC, or any of its subsidiaries, employed in South Africa, or in any other country designated by the board of directors of SIOC: – who do not participate in the existing share incentive plans; – who will not participate in the proposed share incentive plans in respect of Kumba Iron Ore; and – the majority of whom are HDSAs;
"Sishen"	the Sishen mine owned by SIOC;
"South Africa"	the Republic of South Africa;
"STRATE Limited"	STRATE Limited registration number 1998/022242/06, a public company duly registered and incorporated with limited liability in accordance with the laws of South Africa, and which is a registered central securities depository;
"STRATE"	a clearing and settlement environment for share transactions to be settled and transfer of ownership to be recorded electronically and managed by STRATE Limited;
"subsidiary"	a subsidiary as defined in the Act;
"Tiso"	Tiso Group (Proprietary) Limited (formerly Tiso Capital (Proprietary) Limited), registration number 1999/010875/07, a private company incorporated in accordance with the laws of South Africa;

"Tiso Consortium"	the consortium led by Tiso and which is comprised of Tiso, New National Minerals Mining (Proprietary) Limited, Ensanro 2 Investment Holdings (Proprietary) Limited, C-Max Mining Resources (Proprietary) Limited, Nozala Investments (Proprietary) Limited, Jay and Jayendra (Proprietary) Limited and the Northern Cape – National Movement of Rural Women;
"Tiso SPV"	Morning Tide Investments 168 (Proprietary) Limited, registration number 2005/030141/07, a private company incorporated in accordance with the laws of South Africa, which is a subsidiary of Tiso and which will hold all of the interests of the members of the Tiso Consortium in BEE Holdco;
"Tiwest Joint Venture"	the joint venture between Australia Sands and Tronox Incorporated in respect of an integrated mineral sands and titanium dioxide pigment operation in Western Australia;
"tpa"	metric tonnes per annum;
"transaction"	the single indivisible transaction comprising the transaction steps detailed in the Kumba circular;
"transaction completion date"	the date of completion of the transaction as defined in the Kumba circular;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited, registration number 2004/003647/07, a private company duly registered and incorporated in accordance with the laws of South Africa, the transfer secretaries of Kumba and Exxaro;
"Transnet"	Transnet Limited (registration number 1990/000900/06), a public company duly registered and incorporated in accordance with the laws of South Africa;
"UK"	United Kingdom;
"unbundling"	the proposed unbundling of Kumba Iron Ore by way of a distribution *in specie* by Kumba of the entire issued share capital of Kumba Iron Ore in terms of section 90 of the Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba share held at the close of business on the record date, to be effected by way of a reduction to Kumba's share premium, and the listing of Kumba Iron Ore in the "Basic Materials – General Mining" sector of the JSE lists;
"US"	the United States of America; and
"US$"	US dollar, the US currency.

(Kumba Resources Limited

("Kumba"),

whose name is to be changed to

Exxaro Resources Limited,

subject to approval by Kumba shareholders)

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX ISIN: ZAE000084992

Directors

Non-executive

A J Morgan* *(Chairman)*
P M Baum
B E Davison
J J Geldenhuys*
Dr D Konar*
W A Nairn
S A Nkosi
C M L Savage
Dr N S Segal*
F Titi
P L Zim

Executive

Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

* Independent

The abovementioned directors are the current directors of Kumba. The names of the proposed directors of Exxaro appear in Annexure 6 to these revised listing particulars.

REVISED LISTING PARTICULARS

---

1. INTRODUCTION

It was released on SENS on Thursday, 13 October 2005 that, *inter alia*, Kumba and Anglo American plc had entered into a binding framework agreement regarding a series of transactions which, if implemented, would result in the unbundling of Kumba's iron ore interests and the transfer of a controlling equity interest in Kumba (to be renamed Exxaro) to a black-owned and controlled vehicle through a fully funded transaction. Upon becoming unconditional, the transaction will result in:

- the establishment of Exxaro as the premier black-owned, managed and controlled diversified mining company in South Africa, which will be listed on the JSE;
- the establishment of Kumba Iron Ore, which will be separately listed and with its underlying South African operations empowered with 26% HDSA ownership on the transaction completion date.

It was further announced on Wednesday, 27 September 2006 that all legal agreements necessary to implement the transaction had been finalised and that, subject to the fulfilment of the conditions precedent in the legal agreements, including receiving approval from Kumba shareholders and the requisite regulators, the transaction would be implemented.

These revised listing particulars have been prepared on the assumption that:

- the resolutions detailed in the notice of general meeting of Kumba shareholders annexed to the Kumba circular will be approved at the Kumba general meeting and registered (where applicable) by CIPRO;
- that the unbundling of Kumba Iron Ore, the details of which are reflected in the Kumba circular, will be implemented.

These revised listing particulars are not an invitation to the public to subscribe for shares in Exxaro, but are issued in compliance with the Listings Requirements, for the purpose of providing information to the public regarding Exxaro.

2. OVERVIEW

Subject to the transaction becoming unconditional, the major portion of Kumba's iron ore assets will be transferred to Kumba Iron Ore, which will be separately listed and unbundled, while the balance of Kumba's existing assets will be retained in Exxaro. Exxaro's asset base will be supplemented by the coal assets of Eyesizwe Coal. In addition, in the event of the exercise of the Namakwa Sands option and Black Mountain option, Exxaro's asset base will also be further supplemented by Namakwa Sands and a 26% interest in Black Mountain SPV, to create South Africa's largest empowered mining group. Exxaro will retain a 20% shareholding in SIOC, a subsidiary of Kumba Iron Ore, with Anglo American plc as the majority shareholder in Kumba Iron Ore.

2.1 The establishment of Exxaro and Kumba Iron Ore

The establishment of Exxaro and Kumba Iron Ore will be effected as follows:

- Kumba will transfer 79,38% of the issued ordinary shares in SIOC, which houses Kumba's South African iron ore assets, to Kumba Iron Ore, a wholly-owned subsidiary of Kumba, in exchange for ordinary shares in Kumba Iron Ore. Exxaro will retain a 20,62% equity interest in SIOC;
- 3,09% of SIOC's issued share capital will be issued to the SIOC ESPS Trust that will be established to facilitate the implementation of the SIOC ESPS. Kumba Iron Ore's interest in SIOC will thus be diluted to 77% and Exxaro's interest in SIOC will be diluted to 20%;
- Kumba Iron Ore will further reduce its holding in SIOC to 74% as a result of the disposal of 3% of SIOC's issued share capital to SIOC Community Development SPV which will be wholly owned by the SIOC Community Development Trust; and
- Kumba Iron Ore will be listed on the JSE and unbundled to existing Kumba shareholders.

To significantly enhance the Exxaro investment case, thus giving it critical mass and leading market positions in its core operations of coal and mineral sands:

- Exxaro will enlarge its coal asset portfolio by acquiring Eyesizwe Coal, positioning it as the fourth largest coal producer in South Africa; and
- Exxaro has been granted the Namakwa Sands option in terms of which it can acquire Namakwa Sands. In the event that the Namakwa Sands option is exercised, Exxaro will attain a leading market position in its core mineral sands operations.

In addition, Exxaro has been granted the Black Mountain option, which, if exercised, will strengthen Exxaro's position in the South African zinc market.

Full details on the transactions entered into by Kumba to effect the creation of Exxaro and Kumba Iron Ore are contained in the Kumba circular.

2.2 The proposed structure

The ownership structure of Exxaro and SIOC, subsequent to the implementation of the transaction, is illustrated in the diagram below.

Structure post-unbundling



85%
13,4%
IDC
Eyabantu SPV
Tiso SPV
21,7%
15%
55%
0,5%
9,5%
11%
64,9%
Anglo American
74%
3%
SIOC Community Development Trust
53%
19%
3%
25%
3%
20%
SIOC ESPS
Iron ore
Coal
Mineral sands
Base Metals and Industrial Minerals

2.3 BEE Partners empowerment arrangements

In terms of the BEE Holdco Relationship Agreement, the BEE Partners, BEE Holdco and the designated parties have agreed principles to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and remains an HDSA until the final date and therefore that Exxaro remains an HDSA until the final date.

Annexure 8 sets out the salient terms of this agreement.

2.4 Exxaro's empowerment status

In terms of the Newco Relationship Agreement, BEE Holdco and Exxaro have given certain undertakings which will ensure that Exxaro maintains its HDSA status until the final date. Exxaro's articles will therefore, subject to shareholder approval, incorporate various provisions entrenching the majority HDSA status of its board of directors and restricting the issue of new shares or the alteration of its share capital that may result in Exxaro losing its HDSA status. The proposed amendments to Exxaro's articles are set out in Annexure 2 to the Kumba circular.

In the event that Exxaro loses its status as an HDSA due to a breach by Exxaro of the undertakings given by it under the Newco Relationship Agreement, the SIOC shareholders agreement or the Black Mountain SPV shareholders agreement, as the case may be, or if Exxaro breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date, and such loss of status or breach is not remedied, then:

- ASAC will be entitled to acquire the Namakwa Sands assets at market value;
- Eyesizwe SPV will be entitled to acquire the Eyesizwe Coal assets at market value;
- ASAC will be entitled to acquire Exxaro's interest in Black Mountain SPV at market value; and/or
- Kumba Iron Ore will be entitled to acquire Exxaro's shareholding in SIOC at market value.

These acquisitions will be implemented in accordance with the applicable Listings Requirements.

Exxaro is obliged to utilise the proceeds from the disposal of the abovementioned assets to repay its outstanding senior bank facilities.

ASAC has undertaken to hold at least 10% of the initial issued ordinary share capital of Exxaro (prior to the vesting of share options) until the final date.

In terms of the funding arrangements, to the extent that the assets which are disposed of by Exxaro have a market value of 30% or more of the market value of Exxaro or in the case of Exxaro's 20% shareholding in SIOC, to the extent that the SIOC shares which are disposed of by Exxaro have a market value of 15% or more of the market value of Exxaro:

- the mezzanine lenders providing financing to BEE Holdco will be entitled to put the outstanding BEE Holdco mezzanine facilities outstanding, the mezzanine facility documents and the mezzanine transaction security, to Anglo Finance;
- the IDC providing finance to BEE Holdco will be entitled to put the BEE Holdco IDC preference shares, the BEE Holdco IDC preference share rights, the BEE Holdco IDC preference share documents and transaction security, to Anglo Finance;
- the IDC providing finance to the BEE Women's Group SPV will be entitled to put the preference shares and the ordinary shares held by the IDC in the BEE Women's Group SPV, to Anglo Finance;
- the lenders providing finance to the Eyabantu SPV and the Tiso SPV will be entitled to put the preference shares held by such lenders in the Eyabantu SPV and the Tiso SPV, respectively, to Anglo Finance.

The obligations of Anglo Finance under the abovementioned put options are guaranteed by ASAC.

Exxaro is obliged to utilise the proceeds from the disposal of the abovementioned assets to repay its outstanding senior bank facilities.

Annexure 9 sets out the salient terms of this agreement.

3. RATIONALE

Subject to the passing of the resolutions to be proposed at the general meeting, Kumba's existing businesses will be separated into two listed companies; Exxaro, which will hold a diversified portfolio of mining assets, and Kumba Iron Ore, which will hold 74% of SIOC. Both Exxaro and the South African iron ore operations of Kumba Iron Ore (held in SIOC) will comply with the ownership targets of the Mining Charter and they will provide attractive investment opportunities. Pursuant to the implementation of the transaction, all Kumba shareholders will receive one Kumba Iron Ore share for every Kumba share held on the record date for the transaction.

Exxaro will have a diverse commodity portfolio in coal, mineral sands, base metals and industrial minerals. Exxaro will also retain exposure to iron ore through a 20% interest in SIOC. The merger of the coal assets of Kumba and Eyesizwe Coal will make Exxaro the fourth largest South African producer with a capacity of 45Mtpa. In addition, Exxaro will be positioned for growth through expansions and strategic acquisitions, including the Namakwa Sands option and the Black Mountain option. Exxaro will become a significant market player in the coal and mineral sands arena and provide a unique listed investment opportunity into these commodities.

4. BUSINESS STRATEGY

As a fully empowered and diversified South African mining company, which is listed on the JSE, Exxaro has a strategy to capitalise on growth opportunities both domestically and internationally. The short-term strategy will be to consolidate and integrate assets, operations and projects of Exxaro, Eyesizwe Coal and Namakwa Sands (if the Namakwa Sands option is exercised) for maximum benefit and to exploit the potential synergies arising from the implementation of the transaction. Growth opportunities will be pursued in a financially judicious manner within sustainable debt levels and the preservation of Exxaro's empowerment status.

Future strategy will focus on leveraging off the advantage that Exxaro enjoys in the Waterberg coal field, with the only existing operating mine and high quality reserves, and satisfying the growing domestic demand for power station coal, reductants and metallurgical coals. The mineral sands business is unique in being the only globally integrated producer from mine to pigment. The ability to produce a full range of mineral sands products, global operations and a high level of intellectual knowledge lends itself to developing strategic opportunities. The importance that Exxaro places on technology and the success achieved to date in developing the AlloyStream™ technology, detailed in paragraph 10.4 below, indicates potential for a strategic focus on ferroalloys.

Good governance, underpinned by a multi-stakeholder approach, will be an important feature of Exxaro.

5. MARKETING

Within the mandate and key policies set by the Exxaro Board, each commodity business is responsible for determining its own marketing strategy. Exxaro's primary objective is to market the bulk of its annual production on a contractual basis to selected customers by using a network involving in-house marketing, overseas offices and agency supply agreements. Long-term contractual arrangements, built around reliability of supply, quality assurances and competitive pricing, form the hallmark of Exxaro's marketing policy and practices.

6. CONVERSION OF MINERAL RIGHTS

In terms of the MPRDA and the Mining Charter, Kumba has prepared and submitted the requisite applications for the conversion of its mineral rights into new order rights. The applications were audited by an independent adviser prior to submission and acceptance by the appropriate regional offices of the Department of Minerals and Energy. Kumba is confident that the applications were competent submissions and comply with the provisions of the MPRDA and the Mining Charter.

7. FINANCIAL INFORMATION

7.1 Historical financial information relating to Kumba

The restated historical financial information of Kumba for the three financial periods ended 31 December 2005, 31 December 2004 and 30 June 2003 respectively, and the reviewed financial information for the interim financial period ended 30 June 2006 are attached as Annexure 1 to these revised listing particulars.

7.2 *Pro forma* financial information

The *pro forma* financial information of Exxaro for the six months ended 30 June 2006 is attached as Annexure 2 to these revised listing particulars. The *pro forma* financial information has been prepared for illustrative purposes only to provide information on how the transaction would have impacted on Kumba shareholders. Due to the nature of the *pro forma* financial information, it may not fairly present Exxaro's financial position or the results of its operations.

7.3 Independent reporting accountants' report

The independent reporting accountants' reports on the *pro forma* financial information for the six months ended 30 June 2006, is set out in Annexure 3 to these revised listing particulars.

8. PROSPECTS

Over the past five years, Kumba has established itself as one of the best performing resource companies. This position has been achieved through a focus on people development, leadership style, operational excellence and best practice financial reporting and legislative compliance. Equally, Eyesizwe Coal has established itself as a successful empowerment company in the South African coal industry. This successful management approach of Kumba and Eyesizwe Coal, together with continuity in senior management, will ensure that Exxaro enjoys similar success.

Exxaro is positioned for growth and presents investors with an exciting investment case. As South Africa's largest, black-controlled and diversified mining company, its ability to grow domestically is significantly enhanced, while the existing operational interests in Namibia, Australia and China provide a base for growth in international markets.

The strong demand for commodities that currently prevails, driven primarily by growth in the US and China, together with the future prospects for India, augers well for the commodities with which Exxaro is associated. The diverse portfolio consists of coal, mineral sands, zinc, ferrosilicon and dolomite together with emerging opportunities in ferroalloys. Exxaro's 20% interest in the iron ore operations and expansions of SIOC further enhances its commodity profile.

The coal business, with a capacity of 45Mtpa, is on a par with South Africa's major domestic producers. Exxaro is the largest supplier of coal to Eskom for power generation and also South Africa's largest producer of metallurgical coals. With the current energy crisis that Eskom is experiencing, Exxaro has mines and reserves that are well positioned to meet the additional coal needs for power generation. As a participant in the RBCT Phase V expansion, opportunities to open new mines and for brownfields expansion are currently being pursued.

Much focus is being placed on expansion in the Waterberg coalfield, which accounts for the major proportion of South Africa's coal reserves and where Exxaro operates the world class Grootegeluk mine. Exxaro has excellent reserves in the Waterberg and has the potential to produce a range of coal products to meet the needs of future growth in demand from the different sectors. Current initiatives are also underway to develop downstream into the reductant market.

Exxaro already enjoys a prominent global position in the mineral sands business, with operations in South Africa and Australia and with the advantage of being totally integrated from mine to pigment production. Mineral sands is a strategically important growth area and with the recent acquisition of the minorities' interests in Australia Sands as well as the option to acquire Namakwa Sands, the company will become one of the world's top three producers of zircon and chlorinatable slag. With attractive mineral sands resources in South Africa and Madagascar, the opportunity to expand this business remains a key focus area. The existing plants in both South Africa and Australia lend themselves to brownfields expansion and current planning entails a new mine in South Africa and expansion of synthetic rutile and pigment production in Australia.

Current zinc metal prices, which are anticipated to prevail for some time, provide Exxaro with the opportunity to grow its zinc business. The refinery expansion at Chifeng has proven successful and further expansion of refinery capacity as well as a move upstream into the mining of zinc concentrate, are being pursued. As South Africa's only integrated producer, from mine to metal, opportunities to enhance Exxaro's zinc reserves in Namibia as well as develop new concentrate supplies globally, are a key focus area. These opportunities will be further enhanced in the event that Exxaro exercises the Black Mountain option.

Strategic opportunities in the aggregate and industrial minerals environment will be assessed as a potential growth area for Exxaro in the future.

9. BUSINESS STRUCTURE

Exxaro's business structure is illustrated below.



Exxaro
20% interest in Sishen Iron Ore
Coal
Mineral Sands*
Base Metals and Industrial Minerals*
Products (Mtpa)
Domestic
Power Station coal 35
Metallurgical coal 7
Export
Thermal coal 2
Metallurgical coal 1
Products (ktpa)
Pigment 53
Chloride process slag 134
Sulphate process slag 30
Zircon 82
Synthetic rutile 111
Low manganese pig iron 89
Rutile 39
Products (ktpa)
Zinc metal 117
Zinc concentrate 126
Lead concentrate 25
Metallurgical dolomite 1 355
Lime 26
Atomised ferrosilicon 6
Sulphuric acid 195

*** Excluding the Namakwa Sands option and the Black Mountain option.**

The above figures reflect current production capacity.

10. DESCRIPTION OF THE BUSINESS

10.1 Exxaro Coal

10.1.1 Physical information

Salient physical information relating to Exxaro Coal for the year ended 31 December 2005 and the six months ended 30 June 2006 is shown below.

	Year ended 31 December 2005	Six months ended 30 June 2006
Total production (ktpa)	42 632	20 173
Total sales (ktpa)	42 394	20 098
– Eskom	34 907	16 557
– Other domestic	5 579	2 430
– Exports	1 908	1 091

10.1.2 Financial information

Salient financial information relating to Exxaro Coal for the year ended 31 December 2005 and the six months ended 30 June 2006 is shown below.

R million	Year ended 31 December 2005	Six months ended 30 June 2006
Turnover	4 143	2 063
EBITDA	861	407
EBIT	654	301
Capital expenditure	384	204

10.1.3 *Business strategy*

Exxaro Coal is endowed with high quality assets and healthy fundamentals in the coal industry and is therefore in a strong position to diversify and grow its coal portfolio. Exxaro Coal will be one of South Africa's largest coal producers with a well balanced coal portfolio. Exxaro Coal is the largest supplier to Eskom with sales of 35Mtpa, approximately 2Mtpa of coal is produced for the export market and the balance for the domestic market. Exxaro Coal has a strong pipeline of high quality projects, which will deliver growth in earnings.

Exxaro Coal's vision is to create shareholder value by:

- growth in the metals reductant and energy markets;
- utilising people excellence and superior processes;
- creating exceptional value growth;
- managing growth to result in a targeted output of 70Mtpa by 2012.

To reach this goal, priority will be given to five strategic objectives:

1. Maintaining and improving operational excellence through business process management and continuous improvement.
2. Optimising its market position by:
   - being the preferred supplier to the metals and power generation market segments;
   - moving downstream in reductant markets;
   - securing incremental RBCT export allocation;
   - focusing on customer relationships; and
   - optimising collaborative supply chain management.
3. Developing value growth initiatives by capitalising on opportunities in the market, including:
   - Waterberg developments: Grootegeluk 6, Matimba expansions, mega export mine;
   - other domestic developments: Inyanda, Mafube, Igoda JV and the Belfast project;
   - foreign developments: Moranbah South in Australia;
   - global growth/positioning strategy; and
   - utilising technological innovation to gain project entries.
4. Maintaining and improving a high performance culture.
5. Achieving sustainability and transformation.

10.1.4 *Exxaro Coal asset structure*

Exxaro Coal will operate seven wholly-owned coal mines in South Africa.


Exxaro Coal
Open-pit
Underground
Grootegeluk
Leeuwpan
Arnot
Matla
NBC Complex
New Clydesdale
Tshikondeni

10.1.5 *Description of Exxaro Coal assets*

10.1.5.1 *Grootegeluk*

Situated 25km from Lephalale in the Limpopo Province, this open-pit mine employs about 1 860 people and using a conventional truck and shovel operation, produces 18,8Mtpa of thermal and semi-soft coking coal. The mine has estimated coal reserves of 740Mt and a total coal resource of 12,1 billion tonnes, from which semi-soft coking coal, thermal coal and metallurgical coal can be produced.

This mine boasts the world's largest beneficiation complex where 8 000 tonnes per hour of run-of-mine coal is upgraded in five different plants.

Approximately 14,6Mt of the mine's annual production is power station coal which is transported directly to Eskom's Matimba power station, by means of a 7km conveyor belt. Twenty-one years of the existing 40-year supply contract with Eskom remains. An additional 1,7Mtpa of metallurgical coal is sold domestically to the metals and other industries on short-term contracts. Grootegeluk produces 2,5Mtpa of coking coal, of which 1,6Mtpa is railed directly to Mittal under a long-term supply agreement. Approximately 1,1Mtpa of semi-soft coking coal and thermal coal is exported through RBCT as well as sold domestically. The commissioning of the Grootegeluk 6 beneficiation plant during 2006 will enable the mine to produce an additional 730ktpa of semi-soft coking coal.

10.1.5.2 *Leeuwpan*

Located 80km south-east of Pretoria in the Mpumalanga Province, Leeuwpan employs approximately 495 people and produces 3Mtpa of metallurgical and power station coal. It is a conventional open-pit mine using modified terrace configurations and truck and shovel operations. The coal is processed using jigging technology for the top coal layer and dense medium separation for the bottom coal layer. The principal domestic markets for the mine's production are the metals and power generating industries that consume 2,5Mtpa. The mine has a coal reserve base of 143Mt and a resource of 160Mt.

10.1.5.3 *Arnot*

Located 43km from Middelburg in the Mpumalanga Province, this underground mine employs approximately 840 people and produces approximately 5Mtpa of power station coal. The mine employs mechanised mining methods, using continuous mining processes. Arnot is contracted to produce and supply 5Mtpa to Eskom's Arnot power station until 2015. The contract is a "cost-plus agreement" incorporating a return on investment and a management fee. The mine has coal reserve base of 70Mt and a resource of 216Mt.

10.1.5.4 *Matla*

Located 20km west of Kriel in the Mpumalanga Province, this mining complex, comprising three mines, employs approximately 1 440 people and produces 14Mtpa of power station coal. It is a fully mechanised underground mine employing continuous mining processes and shortwall methods. The thermal coal is supplied to Eskom's Matla power station in terms of a "cost-plus" agreement. A variable return is payable by Eskom for any tonnage produced in excess of the contracted tonnage. The management fees and return on investment are referenced to annual producer price index fluctuations. The mine has a coal reserve base of 297Mt and a resource of 442Mt.

10.1.5.5 *North Block Complex*

The operations in this underground complex are situated between the towns of Carolina and Machadodorp in the Mpumalanga Province. The complex consists of the Glisa and Strathae coal mines and the Eerstelingfontein and Belfast coal projects. The complex produces 3Mtpa of thermal coal for the domestic and export market. The complex employs approximately 170 people and uses both underground and open-pit mining methods. It has a reserve base of 8Mt and a resource of 10Mt.

10.1.5.6 *New Clydesdale*

Located 140km east from Johannesburg in the Mpumulanga Province, this underground mine employs approximately 380 people and produces 1,4Mtpa of A and D-grade thermal coal for sale to the export (1,1Mtpa) and domestic (0,3Mtpa) markets. Coal is mined using both open-pit and underground methods. The mine has a reserve base of 14Mt and a resource of 41Mt.

Eyesizwe Coal has applied for the requisite mining rights in terms of the MPRDA to enable it to continue operating the New Clydesdale mine. In the event that the requisite mining rights are not granted, the purchase price for Eyesizwe Coal will be adjusted and the New Clydesdale mine restituted as described in the Kumba circular.

10.1.5.7 *Tshikondeni*

Situated in the Limpopo Province 140km east of Musina, this underground mine employs approximately 770 people and currently produces 414ktpa of premium hard coking coal. Conventional board and pillar extraction methods are employed and the coal is beneficiated using cyclones, spirals and froth flotation. The beneficiated product is trucked to Musina and railed to Mittal's works at Vanderbijlpark in terms of a long-term agreement at the cost of production plus a management fee equal to 3% of such cost. The mine has coal reserves of 6Mt and a resource of 36Mt.

10.1.6 *Growth prospects*

10.1.6.1 *Grootegeluk 6 Phase I*

The Grootegeluk 6 Phase I project aims to produce an additional 730ktpa of semi-soft coking coal for the metallurgical market. Of this, 200ktpa will be exported through RBCT as semi-soft coking coal and high-grade thermal coal. The balance will be supplied to Mittal's Newcastle works for the manufacturing of market coke. The project is in the implementation phase and commissioning commenced during July 2006. The expected capital spend for this project will be approximately R323 million.

10.1.6.2 *Matimba Expansion Project*

The project is currently in a feasibility study phase. It entails the possible expansion of Grootegeluk to produce an additional 7,3Mtpa of thermal coal which will be supplied to a new 2 100MW power station in Lephalale, which is currently under consideration by Eskom. It is envisaged that, if approved, commissioning will commence during 2009 with delivery of coal to the first power generation unit during 2010.

10.1.6.3 *Sintel Char Project*

Implementation of the Sintel Char Project has been approved by the Kumba Board and construction has commenced. The estimated capital expenditure for this project is R234 million. Production from the char plant, which will be situated at Grootegeluk, will start at 80ktpa and is expected to ramp-up to 160ktpa by 2008.

10.1.6.4 *Market Coke*

The feasibility study aimed at determining the viability of producing approximately 500ktpa of market coke at Grootegeluk, has commenced. Non-recovery coke manufacturing technology will be utilised with co-generation to ensure an environmentally friendly operation and to increase energy efficiency. Semi-soft coking coal will be used as feedstock and the product will be positioned as a high quality reductant for the ferroalloy industry. If approved, commissioning is planned for early 2008 and the envisaged capital expenditure will be approximately R510 million, based on a pre-feasibility study.

10.1.7 *Other growth projects*

10.1.7.1 *Belfast*

This predominantly underground project situated 7km south of Belfast in the Mpumalanga Province entails the development of a combined open-pit and underground mine which will produce 2Mtpa of grade A thermal coal for the domestic and export market. It is anticipated that a feasibility study will commence during 2007 and, if viable, production is planned to commence in 2008. The anticipated capital expenditure is R188 million.

10.1.7.2 *Igoda JV*

The Igoda JV was entered into during the first quarter of 2006. In terms of the joint venture agreement, Exxaro Coal will hold a 35% equity interest in Igoda and Sasol Mining will hold the balance. The Igoda JV will own 100% of the underground Twistdraai coal mine situated 11km east of Secunda in the Mpumalanga Province. The Twistdraai coal mine's resources as at 31 March 2004, reflected an *in-situ* mineable tonnage of 153Mt.

Igoda coal will have a production capacity of approximately 7Mtpa of which approximately 4Mtpa will be exported through RBCT and the balance will be supplied to Sasol's synthetic fuels division. The life-of-mine is in excess of nine years.

10.1.7.3 *Ingcambu*

Ingcambu, a joint venture between Exxaro Coal (50%), Ingcambu Investments (Proprietary) Limited ("Ingcambu Investments") (40%) and the Anglo Khula Mining Fund (10%), is located about 5km north-east of Ermelo in the Mpumalanga Province.

Ingcambu Investments has a mining authorisation covering portion 26 of the farm Uitgevallen and applications for prospecting rights have been lodged for the other properties. Potential production from Ingcambu is earmarked for the export market.

10.1.7.4 *Inyanda*

A feasibility study into the mining of a deposit of high grade thermal coal at the site, in the vicinity of Witbank in the Mpumalanga Province, has been completed and approved by the Kumba Board and the Eyesizwe board of directors, with the result that an open-pit mine will be commissioned, with full production in 2008. The mine will be capable of producing 1Mtpa of A-grade thermal coal for the export market. The mine has a reserve base of 15Mt. The expected capital expenditure for this project will be approximately R184 million.

10.1.7.5 *Moranbah South*

In December 2004, Kumba concluded an agreement with Anglo Coal Australia to jointly explore the potential to develop a greenfields mine on the adjacent properties of Moranbah South and Grosvenor South, near the town of Moranbah in the central Bowen Basin coalfield of Queensland, Australia. The deposit contains substantial resources of high-grade coking coal.

Exploration and a feasibility study for the Moranbah South mine commenced in 2006. Exploration on the deeper potential resources continued during 2006. Moranbah South has the potential to produce about 4Mtpa of premium quality hard coking coal from underground long-wall mining methods for at least 20 years. It is envisaged that production for the initial phase could commence late in 2008 and that participation by Anglo Coal Australia and Exxaro would be on a 50:50 basis.

10.1.7.6 *Mafube*

This project entails the development of a 5,3Mtpa open-pit coal mine near Standerton in the Mpumalanga Province destined for both the local power generating industry and the export market. The total anticipated capital expenditure will be approximately R2,2 billion, of which Exxaro will be responsible for R1,1 billion.

Mafube has proven and probable reserves of 89Mt and mineable *in-situ* coal resources of 139Mt. Production is expected to reach full output by 2008.

Implementation of the Mafube JV is subject to the fulfilment of certain conditions precedent relating to the conversion of mineral rights and granting of prospecting rights. In the event that the conditions precedent are not fulfilled and the Mafube JV does not become operational, the Eyesizwe Coal price will be adjusted as described in the Kumba circular.

10.1.7.7 *Strehla*

This is an exploration project on a deposit situated 10km east of Exxaro Coal's Leeuwpan operations. The quality of the deposit makes it suitable to supply thermal coal for both the domestic and export markets. The estimated resources amount to 22Mt and a feasibility study is expected to commence during 2007.

10.1.7.8 *RBCT Phase V*

Exxaro Coal is a shareholder of both SDCT and RBCT and will have rights to 3Mtpa of export capacity in the enlarged RBCT facility after the expansion of RBCT. It is envisaged that a further 0,8Mtpa will be acquired and 1Mtpa of coal will be exported from Grootegeluk with the balance emanating from Leeuwpan, New Clydesdale and the North Block Complex mines in the Mpumalanga Province.

10.2 Exxaro Sands

10.2.1 Introduction

Exxaro Sands currently comprises KZN Sands, which houses the South African operations, and Australia Sands, which houses the Australian operations.

10.2.2 Physical information

The table below shows production and sales figures for the year ended 31 December 2005 and the six months ended 30 June 2006.

	KZN Sands		Australia Sands**	
	Year ended 31 December 2005	Six months ended 30 June 2006	Year ended 31 December 2005	Six months ended 30 June 2006
	kt		kt	
Total production				
Ilmenite*	356	160	220	116
Zircon	47	26	35	18
Rutile	23	12	16	9
Low manganese pig iron	89	41		
Synthetic rutile			111	54
Pigment			53	27
Chloride slag	134	72		
Sulphate slag	30	18		
Total sales				
Ilmenite	60	30	13	
Zircon	47	23	36	16
Rutile	18	9	18	8
Synthetic rutile			59	19
Low manganese pig iron	79	29		
Chloride slag	150	64		
Sulphate slag	41	10		

* Ilmenite at KZN Sands refers to crude ilmenite.

** Tonnages reflect 50% of the production and sales volumes of the Tiwest Joint Venture.

10.2.3 Financial information

Salient financial information relating to Exxaro Sands for the year ended 31 December 2005 and the six months ended 30 June 2006 is summarised below.

R million	Year ended 31 December 2005	Six months ended 30 June 2006
Turnover	1 927	875
EBITDA	601	233

10.2.4 Overview

Exxaro Sands' principal activity is the production and sale of titanium minerals, zircon, low manganese pig iron and titanium dioxide pigment. Finished products are utilised in various manufacturing applications:

- rutile, synthetic rutile and titanium slag are used in the production of chloride grade titanium dioxide pigment for the paint, plastic and paper industries. Rutile is also used in the coating of welding rods and the production of titanium metal;
- zircon is used in the manufacture of ceramic tiles and coating of television screens; and
- low manganese pig iron is used in the foundry industry.

Exxaro Sands' approach to customer relations is founded on the notion of individualised service that meets the unique requirements of each customer.

The mineral sands business involves a mining and smelting project in South Africa and a 100% interest in Australia Sands, which in turn owns 50% of the Tiwest Joint Venture.



Exxaro Sands
100%
100%
100%
Toliara Sands
KZN Sands (Hillendale Mine, MSP and smelter at Empangeni)
Australia Sands
50%
Tiwest Joint Venture

Exxaro has an option to acquire Namakwa Sands from AOL. Further details on the Namakwa Sands option are contained in paragraph 12 below.

10.2.5 Description of Exxaro Sands assets

10.2.5.1 KZN Sands

The business of KZN Sands consists of the exploration, mining and treatment of mineral sands deposits in the KwaZulu-Natal Province and exploration in the Limpopo and Eastern Cape provinces in South Africa.

KZN Sands employs about 700 people and uses hydraulic mining at the Hillendale mine situated 20km south-west of Richards Bay to produce slurry for the primary wet plant at the mine. Currently, ilmenite, zircon and rutile are produced from the Hillendale mine.

Further processing, including the smelting of ilmenite to produce titanium dioxide slag, takes place at the central processing complex in Empangeni, 20km west of Richards Bay.

KZN Sands produces ilmenite, chlorinatable titanium dioxide slag, slag fines, zircon, rutile, leucoxene and low manganese pig iron.

The KZN Sands smelter has two furnaces with a nameplate capacity of 250ktpa of slag, with infrastructure to accommodate another two. The furnaces were commissioned in 2003. Both furnaces are still in the planned five-year ramp-up phase. Furnace 1 has been temporarily shut during the second half of 2006 for maintenance and improvements that were successfully made to Furnace 2.

Current annual nameplate production capacity of KZN Sands is:

	Capacity ktpa
Titanium dioxide slag	250
Low manganese pig iron	145
Zircon	50
Rutile	25
Ilmenite	550

Ilmenite is used as feedstock into the Empangeni furnaces while most other products are sold internationally under three to five-year contracts. KZN Sands remains fully sold on major products for the next few years.

10.2.5.2 Australia Sands

Exxaro has a 100% shareholding in Australia Sands. Australia Sands' principal asset is its 50% ownership in the Tiwest Joint Venture with Tronox Inc. Tiwest, in Western Australia, is a fully integrated mineral sands and titanium pigment producer using modern chloride technology. Tiwest operations include mining and dry separation of titanium minerals and zircon, upgrading of ilmenite into synthetic rutile and production of titanium dioxide pigment.

The Australia Sands operations consist of the Cooljarloo mine 170km north of Perth, the Chandala mineral separation plant, about 70km north of Perth and the Kwinana pigment facility just south of Perth. Tiwest employs approximately 960 people.

The Cooljarloo mine has a current capacity to mine 24Mtpa of ore, using a combination of dredging and dry mining. The resultant mineral sands concentrate is transported by road to the dry separation plant at Chandala (near Muchea, Western Australia).

The synthetic rutile plant is also located at Chandala where the ilmenite is upgraded from 62% titanium dioxide content to synthetic rutile of 93% titanium dioxide content.

Tiwest remains fully sold for all major products over the next few years under a variety of short- to medium-term contracts.

10.2.5.3 Toliara Sands Project

In 2003, Australia Sands negotiated an option with the shareholders of Madagascar Resources NL to acquire Madagascar Resources NL's Toliara Sands Project. Madagascar Resources NL holds tenements between Toliara and Marombe in the south-west of Madagascar within which a large mineral sands resource containing smelter grade ilmenite has been identified. The pre-feasibility study has confirmed the existence of a large reserve, which can provide a long-term supply of ilmenite to the KZN Sands smelter for more than 30 years. The bankable feasibility study commenced in the second half of 2005 and is expected to be completed in early 2007.

10.2.6 Prospects

Should the option to acquire Namakwa Sands be exercised, Exxaro will be strategically positioned as one of the world's top three suppliers of zircon and high-grade titanium dioxide feedstock to the pigment industry, with a well-balanced mineral sands portfolio.

The global demand for titanium dioxide feedstock is expected to grow at between 2,5% and 3% per annum over the next decade. Exxaro Sands is well-positioned to participate in this growth through the ongoing development of the South African interests, the organic growth of Tiwest and the potential development of Toliara Sands.

While currently being adversely affected by a strong rand, KZN Sands' primary focus is on reaching nameplate capacity on the furnaces and to contain costs.

Fairbreeze

The proposed Fairbreeze mine is situated 45km south-west of Richards Bay and is designed to supplement mining output produced by the Hillendale mine to enable KZN Sands' mineral separation plant to operate at its design capacity of 105 tonnes per hour.

A feasibility study was completed in June 2005 and, subject to certain outstanding environmental and water licence approvals to be obtained during the second half of 2006, construction of the Fairbreeze mine will start, with commissioning planned for July 2008. The Fairbreeze mine will be a hydraulic mining operation, it will require an estimated capital expenditure of R645 million and will have an approximate life-of-mine of 10 years.

Other projects

Exxaro has several mineral sands exploration projects in various stages. These are:

- Manobe-Morombe – south-west Madagascar;
- Letsitele – Limpopo Province;
- Gravelotte – Mpumalanga Province;
- Port Durnford – KwaZulu-Natal Province;
- Fairbreeze Project Blocks A, B and D – KwaZulu-Natal Province; and
- Centane – Eastern Cape Province.

More detail on these projects is included in the Competent Person's Report.

10.3 Exxaro Base Metals and Industrial Minerals

10.3.1 Introduction

The Exxaro Base Metals and Industrial Minerals business consists of:

- a zinc refinery in Springs in the Gauteng Province and an interest and operational participation in a zinc refinery in China;
- a zinc/lead mine in Namibia;
- a dolomite mine in South Africa; and
- Exxaro FerroAlloys.

10.3.2 Physical information

The following table sets out the salient physical information of Exxaro Base Metals and Industrial Minerals for the six months ended 30 June 2006 and the financial year ended 31 December 2005.

Base metals	**Year ended 31 December 2005 kt**	**Six months ended 30 June 2006 kt**
Production		
Zinc concentrate	126	55
Zinc metal	117	56
Lead concentrate	25	13
Sales		
Zinc metal	119	60
Domestic	92	45
Exports and other	27	15
Lead concentrate sales – export	35	12

Industrial minerals	Year ended 31 December 2005 kt	Six months ended 30 June 2006 kt
Production		
Glen Douglas Dolomite Mine	1 381	658
Exxaro FerroAlloys	6	3
Sales		
Glen Douglas – Domestic	1 381	665
Exxaro FerroAlloys – Domestic	6	3

10.3.3 *Financial information*

Salient financial information relating to Exxaro Base Metals and Industrial Minerals for the year ended 31 December 2005 and the six months ended 30 June 2006 is summarised below.

	Base metals		Industrial minerals	
R million	**Year ended 31 December 2005**	**Six months ended 30 June 2006**	**Year ended 31 December 2005**	**Six months ended 30 June 2006**
Turnover	1 070	948	137	51
EBITDA	124	249	33	14

10.3.4 *Exxaro Base Metals and Industrial Minerals structure*

The simplified structure of Exxaro Base Metals and Industrial Minerals structure is shown below.


Exxaro Base Metals and Industrial Minerals
Zincor
Rosh Pinah (Namibia) (89.5%)
Glen Douglas
Exxaro FerroAlloys
Chifeng (China) (30%)
Exxaro Alloy-Stream™

10.3.5 *Description of Exxaro Base Metals and Industrial Minerals assets*

10.3.5.1 *Zincor*

Located 50km east of Johannesburg in Springs, Zincor is an electrolytic zinc refinery with the capacity to produce 110ktpa of zinc and 170ktpa of sulphuric acid. The elimination of bottlenecks and a recovery improvement project are aimed at increasing zinc production to 115ktpa by the end of 2007.

Zincor employs approximately 760 people, including contractors, and processes some 240ktpa of zinc concentrate. The zinc concentrates are supplied by Rosh Pinah (50%) and Black Mountain (30%) while 20% is imported.

Zincor is currently the only zinc refinery in South Africa. Most sales are made to customers in the galvanising, zinc chemical and zinc alloy industries clustered within a radius of 100km of the plant. Some 25% of Zincor's total sales are sold to Mittal and approximately 13% to Duferco Steel Processing (Proprietary) Limited in Saldanha Bay on the west coast of South Africa.

Zincor's pricing structures are linked to the London Metal Exchange zinc price.

The sulphuric acid produced at the plant as a by-product, is of a superior quality and a major source of supply to the South African market.

10.3.5.2 *Rosh Pinah*

Exxaro has a 89,5% shareholding in Rosh Pinah with Namibian empowerment groupings holding the remaining 10,5%. Negotiations are currently underway to divest of a further 39,5% to Namibian empowerment groupings. This will reduce Exxaro's shareholding in Rosh Pinah to 50%. Exxaro will continue to manage the operation of Rosh Pinah.

Situated in south-western Namibia, 800km south of Windhoek, this is an underground mine employing approximately 540 people.

The mineral deposit occurs in complex structural settings favouring the application of silling and benching mining methods.

The mine has continually sought to increase the efficiency of the operations and to de-bottleneck processes. These initiatives have resulted in the current production of 126ktpa of zinc concentrates.

The entire production of zinc concentrate is currently sold to Exxaro's zinc refinery (discussed in paragraph 10.3.5.1 above) at market-related prices. The lead concentrate produced is sold to international customers.

Intensive on-mine exploration is under way to add to the mine's current total mineral resource of 7Mt. The current economic mine life of six years is based on the zinc concentrate production of 120ktpa. Limited exploration is also being conducted on targets outside of the immediate mine area and the mine has entered into an exploration agreement with Ambase Exploration (Namibia) (Proprietary) Limited which will allow the two companies access to select areas under each other's prospecting permits for exploration.

10.3.5.3 *Chifeng*

This is an electrolytic zinc refinery located in Chifeng, Inner Mongolia Autonomous region, People's Republic of China, situated about 500km north-east of Beijing. As a first step for potential future investment in the People's Republic of China, Exxaro established an equity joint venture with an existing refinery facility and the Baiyinnuoer lead and zinc mine as a major supplier of feedstock. Exxaro has a 60% shareholding in Phase 2 of this venture and a 30% economic interest in the expanded operation. The joint venture recently expanded the capacity of the operation from 24ktpa *of zinc to 50ktpa ("Phase 2"). The expanded operation reached the design capacity of 48ktpa at the* start of 2005. It is intended, through continuous improvement, to reach the production of 50ktpa by the end of 2007.

A decision has been made to participate in the Chifeng Phase 3 expansion ("Phase 3"), in which smelter capacity will be increased further to 110ktpa. Exxaro will participate in the expansion by swapping some of its shareholding in the Phase 2 company into the new Phase 3 company.

10.3.5.4 *Glen Douglas*

This dolomite mine is situated near Vereeniging in Gauteng Province, approximately 65km south of Johannesburg. It is an open-pit mine producing metallurgical dolomite, aggregate and agricultural lime, employing approximately 160 people. The dolomite is sold to Mittal's steel works and the aggregate and lime to a wide range of customers in the Gauteng and the Free State provinces.

At the current production rate, life-of-mine is estimated at more than 30 years.

Annual sales are approximately 1,3Mt of dolomite which is distributed to the steel industry (50%), aggregate (47%) and agricultural lime (3%).

10.3.5.5 *Exxaro FerroAlloys*

This plant has a design capacity of 3,6ktpa of atomised ferrosilicon powder and is located in *Pretoria. Its current production is 6ktpa.*

Ferrosilicon powder is made through the atomisation of molten ferrosilicon with a high-pressure stream of inert nitrogen gas. The result is a high-grade powder with superior qualities in respect of sphericity, degradation resistance, specific gravity and magnetic properties and which is used in dense medium separation for mineral extraction processes.

Major Exxaro FerroAlloys clients include Kumba Iron Ore and companies in the domestic chrome industry. Ferrosilicon prices are linked to the international ferrosilicon market and are also benchmarked against competitors in the domestic market.

10.3.6 Prospects

To meet the growing demand for zinc, particularly in developing countries around the world, Exxaro Base Metals and Industrial Minerals aims to grow and extract maximum value from its integrated zinc mining and smelting chain. Particular emphasis will be placed on securing additional sources of zinc concentrate.

10.4 Exxaro AlloyStream™

AlloyStream™ is a patented process technology in terms of which fine ore is converted directly to metal or ferro-alloy, using cheaper reductants and less electric power than conventional technology, and with lower environmental impact. During 2005, the process was tested specifically in the production of ferromanganese, using a purpose-built, large-scale furnace at Exxaro's pilot plant facility in Pretoria.

AlloyStream™ is an exclusive technology that will be used to leverage the business' entry into the ferroalloy industry. The initial intent is to establish itself in the ferromanganese sector in South Africa with a 200ktpa high carbon ferromanganese project. This follows the successful demonstration of the technology during 2005 and the recent signing of an exclusive co-operation agreement with Samancor Limited to exploit the technology for the production of manganese bulk alloys. The first phase of this project is expected to come on stream during 2009. Future developments will focus on exploiting AlloyStream™ for international ferronickel and ferromanganese opportunities.

10.5 Iron Ore

10.5.1 Introduction

Subject to the transaction becoming unconditional, Exxaro will hold 20% of the equity in SIOC. SIOC's major assets are the Sishen mine and the Thabazimbi mine, which are described below.

10.5.2 SIOC shareholders' agreement

Salient features of the SIOC shareholders' agreement, to which Exxaro is a party, are disclosed in Kumba Iron Ore's pre-listing statement.

10.5.3 Physical information

The following table sets out the salient physical information of SIOC for the six months ended 30 June 2006 and the financial year ended 31 December 2005.

	Year ended 31 December 2005 kt	Six months ended 30 June 2006 kt
Total production	30 987	15 330
Total sales	31 285	15 042
– Domestic	9 172	3 835
– Exports	22 113	11 207

10.5.4 Financial information

The following table sets out salient financial information of SIOC for the six months ended 30 June 2006 and the financial year ended 31 December 2005.

R million	Year ended 31 December 2005	Six months ended 30 June 2006
Turnover	6 572	3 846
EBITDA	3 069	2 075
Capital expenditure	404	489

10.5.5 Description of assets

10.5.5.1 Sishen

Apart from the well developed infrastructure at the mine in the Northern Cape Province, Sishen benefits from its 861 kilometre rail link to the dedicated bulk handling port of Saldanha. The rail link and the deep water port at Saldanha Bay are of competitive scale and efficiency in world terms. The sustained growth in the tonnage exported from Sishen is as a result of close co-operation and planning on a regular basis between SIOC and Transnet, which operates the rail link and port facility. Following a phase of modernisation and optimisation, production at Sishen reached a new high of 28,8Mtpa in 2005.

Further information on Sishen is contained in the Kumba Iron Ore pre-listing statement.

10.5.5.2 *Thabazimbi*

The Thabazimbi mine has been in operation for the last 75 years and its production of 2,5Mtpa is supplied under a long-term supply agreement to Mittal at a price which recovers the cost of production plus a 3% management fee. Capital expenditure incurred at Thabazimbi is financed by Mittal. The haematite mineral reserves at Thabazimbi affords the mine a projected life of mine of four years. However, the Phoenix Project, details of which are given in paragraph 10.5.6.4 below, aims to extend the life of Thabazimbi by a further 20 years.

10.5.6 Growth prospects

10.5.6.1 *Sishen Expansion Project I*

After completion of the detailed feasibility study for the 10Mtpa Sishen Expansion Project in late 2004, an investment decision on this project at an estimated capital cost of R3 600 million was made in 2005.

Sishen Expansion Project I will apply jig technology to extract an expected 10Mtpa of additional saleable ore from 16Mtpa of feedstock – about 6Mtpa material previously accounted for as waste and 10Mtpa from new run-of-mine material. The new range of products is expected to have an average iron content of 64%, compared to 66% of current Sishen production. Due to the beneficiation of the low iron content material, this project is designed to increase the resource utilisation markedly and reduce the current and long-term stripping ratio for Sishen.

Production is anticipated to commence by mid-2007, ramping up to full capacity by the beginning of 2009. A further increase in production capacity of 3Mtpa at a capital cost of R1,5 billion has been approved, with production planned to commence in 2009.

10.5.6.2 *Sishen Expansion Project II*

A study confirmed the potential value of expanding the current production at Sishen by a further 10 – 20Mtpa, in addition to the production from the two phases of the Sishen Expansion Project I. This project envisages exploitation of additional low iron content material. The current priority of the project is to confirm product specifications and to evaluate alternative production capacities, mine plans and mining technology options. A bankable feasibility study for this project is due to be completed in 2007 with production currently anticipated to commence by 2011.

10.5.6.3 *Sishen South Project*

The Sishen South Project involves the development of a new open-pit operation near Postmasburg, approximately 70km south of Sishen.

The development of the Sishen South Project, increasing the production capacity by 9Mtpa, is dependent on the further syncronised expansion of the export logistics capacity.

10.5.6.4 *Phoenix Project*

The objective of the Phoenix Project is to extend the life of the Thabazimbi operations by approximately 20 years, producing both lump and fine ore. This is planned by exploiting the *in situ* low iron content banded ironstone formation, which, when combined with high iron content hematite, provides a competitive iron ore blend. A feasibility study is currently being undertaken, and an investment decision on this project could be made during 2006, with 2,5-3Mtpa of production beginning in 2009, with the objective of maintaining annual production rates at Thabazimbi after depletion of the current mine reserves.

10.5.6.5 *Zandrivierspoort Project*

SIOC acquired a 50% interest in the Pietersburg Iron Ore Company (Proprietary) Limited ("PIC") in the 1980s. PIC owns the Zandrivierspoort iron ore mineral and surface rights approximately 30km north of Polokwane in the Limpopo Province. PIC has conducted extensive exploration and technical studies to develop the Zandrivierspoort iron ore resource. Kumba and Mittal have developed a framework for a pre-feasibility study, commencing with exploration activities in 2005. During 2006 and 2007, alternative processing and final product options will be evaluated and the parties intend to commit to a detailed bankable feasibility study in 2008, if interim studies suggest a robust and viable business case.

10.5.6.6 Export Logistics Channel for SIOC

The channel to seaborne export markets for current and future iron ore production from Sishen and Sishen South is the Sishen – Saldanha rail and port system, operated by Transnet.

SIOC and Transnet concluded an agreement in February 2005 providing for an additional 11,5Mtpa of iron ore to be transported from Sishen to Saldanha, bringing SIOC's allocation of the 41Mtpa rail capacity to 35Mtpa by 2009. Of this, 33,2Mtpa will be exported, and the remaining 1,8Mtpa delivered to Mittal's Saldanha Steel plant at Saldanha Bay.

Transnet is currently completing the necessary studies in order to, *inter alia*, further increase the total capacity of the Sishen – Saldanha export system in phases from 41Mtpa to approximately 90Mtpa in order to, *inter alia*, accommodate SIOC's expansion projects.

10.5.6.7 Falêmé Project

The Falémé deposit, located in the south-eastern part of Senegal in West Africa, is owned by Miferso, a Senegalese Government development company. In 2004, Kumba International BV and Miferso concluded a preliminary agreement to explore the potential for an export-oriented iron ore mine at Falémé. The preliminary agreement envisaged that up to 12Mtpa of high-grade ore could be mined over a 20-year period and transported to a new terminal to be built on the Atlantic coast south of the capital, Dakar, for sale mainly into the European market.

Further information on the current status of this project is contained in the Kumba Iron Ore pre-listing statement.

10.5.7 Prospects

It is anticipated that the extensive brownfield and greenfield growth prospects detailed in paragraph 10.5.6 above will enable SIOC to expand its iron ore production in SIOC from the current 32Mtpa to 42Mtpa by 2009 and 70Mtpa by 2015.

Further information on SIOC is included in the Kumba Iron Ore pre-listing statement which accompanies these revised listing particulars.

10.6 Geographical locations

The locations of Exxaro's principal operations, growth projects and representative offices are reflected on the map set out on the following page.

GEOGRAPHICAL LOCATIONS


Amsterdam
Netherlands
Beijing
China
Namibia
South Africa
Perth
Australia

Coal
1. Grootegeluk
2. Leeuwpan
3. Arnot
4. Matla
5. NBC
6. New Clydesdale
7. Tshikondeni
8. Belfast
9. Igoda
10. Ingcambu
11. Inyanda
12. Moranbah South
13. Mafube
14. Strehla
15. RBCT Phase V

Mineral Sands
16. KZN Sands
17. Toliara Sands
18. Namakwa Sands
19. Black Mountain
20. Australia Sands

Base and Industrial Minerals
21. Chifeng NFC Hongye Zinc Refinery
22. Rosh Pinah
23. Zincor
24. Glen Douglas
25. FerroAlloys

□ Operations
○ Growth projects
△ Representative offices


Namibia
South Africa
GAUTENG
MPUMALANGA
Middelburg
Witbank

11. COMPETENT PERSONS' REPORT

A Competent Persons' Report on the assets of Exxaro has been prepared by the independent technical adviser and can be downloaded from www.kumbaresources.com

An independent technical adviser's report has been extracted from the Competent Persons' Report and is included as Annexure 10 to these revised listing particulars.

12. NAMAKWA SANDS AND BLACK MOUNTAIN TRANSACTIONS

12.1 Overview

To position Exxaro strategically as a leading global supplier of titanium dioxide slag and zircon, strengthen its position in the South African zinc market and to enhance further the Exxaro investment case, AOL has agreed, subject to certain conditions, including that Exxaro must be empowered, as contemplated in this circular, to grant Exxaro the Namakwa Sands option and the Black Mountain option.

12.2 Terms of the options

As separate and independent transactions, AOL has granted Exxaro the Namakwa Sands option and the Black Mountain option, which are each exercisable within a period of 90 days from the transaction completion date. The Namakwa Sands option and the Black Mountain option grant Exxaro, through wholly owned subsidiaries, the right to acquire:

- Namakwa Sands, as a going concern, the cash consideration, for Namakwa Sands is subject to the adjustments set out below; and
- 26% of the issued ordinary share capital of Black Mountain SPV for a cash price of R180 million, subject to certain price adjustments. Black Mountain has concluded a longer-term offtake agreement in respect of zinc concentrate for Exxaro's zinc metal refinery in Springs, Gauteng Province.

12.2.1 Namakwa Sands adjustments

The cash consideration of R2 015 million for Namakwa Sands ("the cash consideration") is subject to the following adjustments:

Capital expenditure on the MSP

In November 2005, AOL announced the approval of a US$43 million (R320 million) expansion of Namakwa Sands ("MSP 1000 Project"). Any capital expenditure incurred by AOL in respect of the MSP 1000 Project from 1 January 2006 until the completion of the Namakwa Sands transaction (assuming the Namakwa Sands Option is exercised) will be added to the cash consideration. The budgeted amount for 2006 for the MSP 1000 Project is R158 million.

Tax recoupment

AOL is likely to incur a tax recoupment to the South African Revenue Service for tax allowances previously claimed on capital assets in Namakwa Sands. Exxaro, as the new owner of the Namakwa Sands assets, will receive the benefit of the tax allowances on the acquired capital value, which will reduce future tax payments. Therefore, the cash consideration will be increased by the net present value of the future benefit received by Exxaro once the recoupment incurred by AOL is determined.

The increased consideration (arising as a result of the tax recoupment suffered by AOL) will be vendor funded by Anglo Finance on terms no less favourable than the Exxaro long-term loan facilities.

Working capital

The cash consideration will be adjusted for movements in the working capital balances as at the completion date of the Namakwa Sands transaction.

12.2.2 Black Mountain adjustments

Working capital

The cash consideration of R180 million will be adjusted for movements in the working capital balances at the completion date of the Black Mountain transaction.

Exploration expenditure

The Black Mountain purchase price shall be adjusted upwards on a rand for rand basis by an amount equal to any exploration expenditure incurred by AOL, in respect of areas of proximity to the Gamsberg ore body, subject to Exxaro's proportionate share of a maximum of R17 million.

12.3 Information on Namakwa Sands

12.3.1 Production data

The following table sets out salient production data for Namakwa Sands for the year ended 31 December 2005 and for the interim period ended 30 June 2006:

	Year ended 31 December 2005 kt	Six months ended 30 June 2006 kt
Ore mined	18 100	8 700
Production		
– Ilmenite	316	165
– Rutile	29	14
– Zircon	129	64
Smelter production		
– Slag	164	81
– Iron	105	53

12.3.2 Financial information

The following table sets out the salient financial information for Namakwa Sands:

US$m	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Revenue	146	175	89
EBITDA	37	48	26

12.3.3 Overview of operations

Namakwa Sands' mining operations are located at Brand-se-Baai, approximately 60km west of Koekenaap on the west coast of South Africa. Its major assets are:

- a mineral sands mine at Brand-se-Baai in the Western Cape Province, consisting of a mineral sands mine, primary concentrator plants and a secondary concentrating plant;
- a mineral separation plant, located 7km west of Koekenaap which is used to separate ilmenite, rutile and zircon products; and
- the smelter located near Saldanha Bay at which ilmenite is smelted to produce titanium dioxide slag and pig iron.

12.4 Information on Black Mountain

12.4.1 Production data.

The following table sets out the salient production data for Black Mountain:

	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Ore mined (kt)	1 518	1 413	759
Ore processed (kt)	1 500	1 350	715
Ore grade processed (%)			
Zinc	2,7	3,3	3,2
Lead	3	3.7	3,9
Copper	0,5	0,4	0,4
Production (kt)			
Zinc in concentrate	28	32	15
Lead in concentrate	38	42	21
Copper in concentrate	5	3	2

12.4.2 Financial information

The following table sets out the salient financial information for Black Mountain:

US$m	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Turnover	49	80	64
EBITDA	2	12	13

12.4.3 Overview of operations

The Black Mountain mine is located adjacent to the town of Aggeneys in the Northern Cape Province of South Africa.

The Black Mountain base metal mine exploits lead, zinc, copper and silver from the mining of ore from various deposits. The mine produces three concentrates with the zinc concentrate delivered to Kumba's zinc refinery located in Springs, Gauteng Province, South Africa. Lead and copper concentrates, from which silver is also extracted, are exported to various smelters worldwide through Saldanha.

12.5 Information on Gamsberg

The Gamsberg zinc project is a large scale, low to medium grade, open pit mine, located adjacent to Black Mountain in the Northern Cape Province. It has an estimated production capacity of up to 300ktpa. A small quantity of production from Gamsberg is currently being mined by underground methods and this is being processed at the established Black Mountain process plant. The presence of manganese precludes the possibility of the export of concentrate product. This has necessitated the development of a refinery at the site.

The Gamsberg zinc project provides for a possible life-of-mine of approximately 30 years, which at 300ktpa of zinc, would be the largest single mine and concentrator in the world.

13. CORPORATE SERVICES

13.1 Strategy and business development

The strategy and business development unit within Exxaro comprises a small group of specialists experienced in opportunity identification, negotiation and techno-economic evaluation. Its primary role is to support Exxaro's greenfields growth objectives through the identification, evaluation and procurement of appropriate business opportunities. The unit commissions exploration and undertakes feasibility studies aimed at growing the business and investment returns both organically and through greenfield initiatives. The unit participates in the internal reviewing of commodity business brownfields expansion projects and in the adjudication of competing applications to the investment review committee (details of which are provided in paragraph 17.9.2 below) for funding.

13.2 Procurement/Supply Chain

Exxaro's supply chain management ("SCM") department ensures a secure and stable supply of equipment, consumables, spares and services for the Group.

The SCM department is geared to leverage economies of scale, develop a skills and knowledge base across commodity portfolios for the Group, manage total cost of ownership of equipment and support cross-functional improvements and savings initiatives.

The SCM department uses shared services principles to meet the Group's needs. Core SCM teams based at the Group's corporate office focus on the contracting process and the development and execution of SCM strategy for the commodity businesses. Additional teams based at the commodity businesses support the day-to-day production processes at the commodity businesses, including site procurement, logistics, warehousing and inventory management.

13.3 Information Technology ("IT")

Exxaro recognises the contribution that focused IT investments can make in all aspects of Exxaro's business. The deployment of a shared services approach across all Exxaro commodity businesses has reduced IT-related costs while significantly improving service levels.

The deployment of modern backbone IT infrastructure has allowed Exxaro to invest in the development of a team of mining and beneficiation IT specialists who focus on:

- the application of innovative technologies in Exxaro's core business processes; and
- in conjunction with Exxaro commodity businesses, increasing Exxaro efficiency through prudent IT investments in the mining and beneficiation processes, mining and plant infrastructure and operational decision support systems.

Long-term technology demand planning has been put in place to ensure that commodity businesses and IT resources support Exxaro's business plans. IT projects which are considered to be necessary to support Exxaro's corporate strategy are evaluated and approved on the basis of the tangible contribution that they will make to Exxaro in the long term.

Approved IT projects are executed by a dedicated team that ensures solutions meet the defined requirements, within agreed timeframes and project budgets. This team is also charged with ensuring that the defined tangible contribution of each project is measured and realised.

13.4 Technical support

Technology and its application, as well as technical support, are viewed as critical components of Exxaro's growth, development and competitiveness.

Exxaro's technology department provides the Exxaro Group with the capability required to achieve operational and business excellence through the application of technology.

Exarro's technology department houses skills and competencies in the following fields:

- geo-science, which is the capability to provide support to exploration programmes, to provide geo-technical services and to comply with the requirements of the MPRDA;
- mining engineering, which is the capability to provide mineral resource management and mining mobile asset management services;
- mineral processing and metallurgical engineering; which is the capability to provide process design support to projects as well as expert consulting services to current operations;
- project management and engineering, which is the capability to provide services for project execution from the conceptual phase through to the implementation phase of greenfields and brownfields projects; and
- research and development and innovation management, which is the capability to develop process technology and perform pilot scale test-work in support of new growth initiatives.

Specialist and in-house expertise is focused on the core processes of the commodity businesses and ranges from open-pit and underground mining and mineral processing to extractive metallurgy, smelting and refining.

14. OTHER SERVICES

14.1 Treasury risk management

Exxaro's centralised corporate treasury function provides services to the Exxaro Group, coordinates access to domestic and international financial markets and manages financial risk relating to the Exxaro Group's operations. Risks managed include exposure to movements in interest rates, foreign exchange rates and commodity prices.

Exposure to counter-parties arising from money market investments, foreign currency, interest rate and commodity hedging operations are managed by dealing exclusively with reputable financial institutions. Transaction limits prevent disproportionate exposure to any one counter-party.

Hedging strategies are executed within guidelines set by the Exxaro Board which restrict the use of derivatives to the hedging of specific underlying currency rate, interest rate and metal price exposures. Compliance with Exxaro's policies and exposure limits are reviewed by the internal auditors on a continuous basis and reported to the Audit and Risk Management Committee (details of which are contained in paragraph 17.7.1 below).

14.2 Corporate finance

Exxaro's corporate finance department is responsible for identifying and structuring new business opportunities to ensure alignment with Exxaro's strategic objectives. The department is also responsible for strategic financial modelling which is used as a decision making tool in evaluating project development and corporate activity and oversees the process of allocating capital to growth opportunities.

14.3 Corporate Affairs and Investor Relations

The Corporate Affairs and Investor Relations department comprises the following:

Communication

Provides capability in external communication, internal communication and brand marketing.

Sustainable development

Provides for overall responsibility to co-ordinate and drive the group's strategic sustainable development effort including corporate social investment.

Investor relations

Provides for the Exxaro Group's investor relations needs.

15. EMPLOYEES AND EMPLOYEE BENEFITS

15.1 Employees

Exxaro will have approximately 8 075 permanent employees. If the Namakwa Sands option is exercised, the number will grow to approximately 9 050. It is envisaged that this figure may increase in the future due to Exxaro's growth prospects.

Exxaro will strive to establish and maintain sound relationships between the employer and the various employee groups. Exxaro will be committed to freedom of association and constructive engagement with all stakeholders on issues relating to the employment relationship.

15.2 Employment equity

Exxaro commits itself to the achievement of the objectives set out in the MPRDA and its attendant Mining Charter as well as the Employment Equity Act, No. 55 of 1998. To ensure the achievement of these objectives, existing employment equity related plans will be appropriately developed and applied throughout the Group.

15.3 Corporate values and code of conduct

Exxaro will define a set of corporate values, developed with the participation of employees which are aimed at building and maintaining a high performance culture which promotes teamwork, commitment, creative thinking and open and honest communication.

Professionalism, integrity and an uncompromising stance on business ethics of the highest standard, will be the hallmarks of Exxaro's code of conduct.

15.4 Employee benefits

15.4.1 Retirement funds

Independent defined contribution funds provide retirement and other benefits for all permanent employees. The employer contribution towards retirement funds within the Exxaro Group ranges from 10,0% to 14,5% of employee pensionable earnings, and is expensed as it is incurred. All the retirement funds are governed by the South African Pension Funds Act of 1956.

15.4.2 Medical benefits

The Exxaro Group contributes to various medical aid schemes for the benefit of its permanent employees and their dependants. Exxaro will have no post-retirement medical aid obligation for current or retired employees.

15.4.3 Exxaro proposed share incentive plans

In line with global best practice, and emerging South African practice, Exxaro intends to adopt the proposed share incentive plans. The proposed share incentive plans are in line with the practices in FTSE 100 and FTSE 250 companies in the UK and with several recently adopted schemes for large JSE listed or dual listed companies.

The proposed share incentive plans will include participation by executive directors and selected Exxaro senior employees. The purpose of the proposed share incentive plans is to advance the Group's interests and to ensure that the Group attracts and retains employees who possess the core competencies required for formulating and implementing the Group's business strategies.

As the primary intent of the proposed share incentive plans will be to purchase Exxaro shares in the market to settle the share incentive plans benefits, the proposed share incentive plans should not be as dilutive as conventional share option schemes. Exxaro will retain the right to issue new Exxaro shares in its discretion to mitigate the risk of a sudden sharp increase in its share price, which could expose Exxaro to liquidity risk.

Exxaro will be limited to issuing a maximum of 30 million shares, which amounts to approximately 10% of the number of issued shares as at the date of the general meeting. Notwithstanding the foregoing, Exxaro may, on instruction of the Exxaro Board and human resources, remuneration and nomination committee, and as a fallback provision only, pay any Exxaro employee participating in the share incentive plans an equivalent amount in cash in lieu of any Exxaro shares.

The share incentive plans also support the principle of alignment of management and shareholder interests with performance conditions governing the vesting of the share incentive plans' instruments.

Further details of the Exxaro proposed share incentive plans are set out in the Kumba circular.

15.4.4 The Exxaro EEPS

Exxaro intends to implement the Exxaro EEPS, which will result in Exxaro participating employees acquiring a 3% interest in Exxaro. The Exxaro EEPS will give rise to a meaningful transfer of value to Exxaro participating employees and will place 3% of Exxaro's equity under the control of Exxaro participating employees.

Further details on the Exxaro EEPS are set out in the Kumba circular.

16. SAFETY, HEALTH AND ENVIRONMENT

16.1 Introduction

Exxaro's goal with respect to SHE is to have an injury-free and fatality-free working environment combined with zero tolerance for non-compliance or unsafe behaviour.

Exxaro's focus in environmental management is on ensuring the rights of stakeholders to an environment – now and in future – that is not harmful to their health and well-being. As a resources company, Exxaro aims to continuously improve its SHE performance and management systems in all operations as an integral part of its commitment to sustainable development. An important element of Exxaro's compliance with all relevant SHE legislation and international obligations is its commitment to consult with stakeholders, achieve high standards of environmental performance, and implement internationally-accepted standards for occupational health, safety and environmental management.

The Exxaro Board has overall responsibility for SHE monitoring and performance, exercised through the SHE committee (details of which are contained in paragraph 17.7.3 below) and consulting forums at corporate level and each commodity business. Policies and standards cover all operational aspects and activities that could affect the safety and health of people and the environment: a duty of care that covers the life cycle of each commodity business, from exploration and planning to operation, closure, decommissioning, remediation and rehabilitation and post-closure care that focuses mainly on ensuring that environmental sustainability is achieved. Developed in consultation with relevant stakeholders and mandatory for all Exxaro operations, SHE policy and management standards aim to:

– provide a risk-based SHE management system, consistent with national legislation, the Exxaro SHE policy, ISO 14001, OHSAS 18001 and other internationally-recognised standards that support the implementation of SHE best practice across all Exxaro operations;

- provide an Exxaro-wide framework to effect SHE legal compliance;
- ensure the progressive development and implementation of more specific and detailed SHE management systems at all levels of Exxaro operations;
- provide performance criteria against which SHE management systems across Exxaro can be measured;
- provide a basis from which to drive SHE continuous improvement; and
- integrate SHE elements into all relevant existing Kumba and new Exxaro policies and practices.

16.2 Safety and health

The focus in health and safety management is on minimising major occupational risks in the work environment. In line with the International Labour Organisation code of practice and relevant South African legislation and selected industry parameters, occupational safety and health incidents and trends are reported to the relevant authorities. Monthly and biannual incident analysis helps determine contributing factors, lessons learned and proactive measures implemented, which are shared throughout the Exxaro Group to prevent further incidents.

16.3 Environment and rehabilitation

Exxaro has an integrated, enterprise wide risk management programme in place, which evaluates environmental management risks. All South African sites have approved environmental management plans and environmental management systems in place.

Ferroland, a wholly-owned subsidiary of Exxaro, is mandated with the task of restoring, maintaining and improving the natural resources of all the land assets held as a consequence of Exxaro's mining operations. Through its close association with Exxaro's mining operations, Ferroland assists with the early identification of potential environmental issues and proactive management programmes.

16.4 International certification

Exxaro Group policy is that all mines must operate under ISO 14000 and OHSAS 18001 standards that relate to Environmental Management Systems and Safety Management Systems, respectively. All Exxaro's major operations conform to these standards.

17. CORPORATE GOVERNANCE

Exxaro sees good governance as an important feature of the Company, underpinned by a multi-stakeholder approach. Stakeholders include Exxaro shareholders, employees, customers, the community, Government and resource and service providers.

Compliance with Exxaro's code of ethics will be monitored by the executive general manager human resources and the company secretary. Awareness of ethical behaviour will be encouraged by regular communication with employees. The Exxaro Board will accept its duty to address matters of significant interest and concern to all stakeholders, taking into account greater demands for accountability, and recognising and balancing the interests of all stakeholders for the collective good of the Group.

17.1 Compliance with King Code

It is the objective of Exxaro to comply with the requirements of the second King Report on Corporate Governance for South Africa, 2002 ("King Code"). All entities in the Exxaro Group will be required to subscribe to the spirit and principles of the King Code. The tenets and disciplines annunciated in the King Code will be applied as far as possible in the underlying subsidiaries of Exxaro.

17.2 Approach to corporate governance

Exxaro's corporate governance approach will provide the integrated strategic management framework necessary to achieve the performance standards required to operate in the best interests of its profitability, environment and communities.

The Exxaro Board will be responsible for:

- approving the company's purpose and values;
- directing and controlling the business of Exxaro to achieve sustained levels of prosperity and to act in the best interests of the company;
- monitoring, guiding and supervising executive management performance against key performance indicators;
- ensuring an appropriate balance of power and authority on the Exxaro Board;

- maintaining suitable governance structures to enable the smooth, efficient and prudent stewardship of the company;
- exercising objective judgment on the business affairs of the company;
- ensuring Exxaro manages its business with integrity and in line with best-practice standards;
- adopting strategic plans and monitoring budgeting and operational performance;
- providing a risk management strategy and policy framework;
- approval of financial statements;
- presenting annual financial statements, interim reports and related disclosure requirements;
- delegating authority to board committees and executive management;
- administering appointments to and removals from the Exxaro Board;
- overseeing succession planning and director selection;
- facilitating Exxaro Board performance reviews;
- overseeing compliance with laws and regulations; and
- ensuring effective stakeholder communication.

17.3 Board composition

In terms of the King Code the Exxaro Board should be of sufficient size to meet the organisation's requirements. Furthermore, its membership should ensure an appropriate balance of skills, experience and demographic diversity to ensure effective leadership and sound governance within the organisation.

The Exxaro Board will initially comprise 16 directors, of whom:

- five will be independent non-executive directors;
- four will be executive directors, being the CEO, the CEO designate, the chief financial officer and the chief operating officer of Exxaro; and
- seven will be non-executive directors.

Upon the CEO designate assuming office as CEO, the Exxaro Board will comprise 15 directors, of whom:

- five will be independent non-executive directors;
- three will be executive directors, being the CEO, the chief financial officer and the chief operating officer of Exxaro; and
- seven will be non-executive directors.

In categorising the capacity of each director as executive, non-executive or independent, Kumba has been guided by the provisions of the King Code.

The proposed members of the Exxaro Board were selected based on a set of criteria which were deemed appropriate for Exxaro, given the nature of the company and the industry within which it operates as well as its transformation objectives. These criteria included, *inter alia*:

- function expertise;
- demographic diversity;
- experience;
- independence; and
- continuity and specific company knowledge in respect of Kumba and Eyesizwe Coal.

The majority of the members of the Exxaro Board will be HDSAs and will remain so until the final date.

To ensure efficient staggering of director rotation, directors will be subject to retirement and may be nominated for re-election every three years with the proviso that no director will hold office for more than three consecutive periods of three years. The retirement age for non-executive directors will be 70 years, becoming effective at the annual general meeting after the date on which they turned 70.

17.4 The Chairman and the Chief Executive Officer

There is a clear distinction in Exxaro between the roles of the chairman and that of the CEO. The chairman of the Exxaro Board will be a non-executive (independent) director and will be responsible for the effective functioning of the board with his/her primary duties being:

- to preside over meetings of the board of directors to ensure the smooth functioning of the Exxaro Board;
- to serve as the main informal link between the Exxaro Board and executive management to provide support and advice while respecting executive responsibility;

- to ensure that regular and objective appraisals of individual directors, as well as of the Exxaro Board and board committees are done to assess the effectiveness of the Exxaro Board;
- to assist with the formulation of an annual work plan for the Exxaro Board and to ensure that this is strictly adhered to;
- to lead and direct the proceedings, deliberations and decisions of Exxaro shareholders at shareholders' meetings; and
- to participate in the selection and appointment of new directors when vacancies do occur.

In terms of the articles, the chairman will be appointed for a term not exceeding one year. The chairman of Exxaro will be nominated from amongst the ranks of the independent non-executive directors.

The CEO, on the other hand, is formally appointed by the Exxaro Board with delegated powers as approved by the Exxaro Board from time to time. The CEO is in charge of the company as a whole and is responsible directly to the Exxaro Board. The main tasks of the CEO is to manage the business on a sustainable basis, implement strategies and policies approved by the Exxaro Board and serve as the chief spokesperson for the company. The Exxaro Board is responsible for monitoring the overall succession process in the company with emphasis on the senior management and has specific direct responsibility for succession for the position of the CEO.

17.5 Directors

Exxaro's directors will be reputable, skilled and experienced and bring appropriate judgement to bear on the main issues. Non-executive directors will understand Exxaro's mission, strategy and business and add specialist expertise to Exxaro.

Directors will have, in terms of Exxaro policy, free access to Exxaro's company secretary, and to independent professional advisers, whether in legal, technical or accounting areas, at the Group's expense. All directors will have unrestricted access to all company information and records, as well as to management.

The company secretary will operate well-established practices and procedures to familiarise directors with the Exxaro Group's operations, senior management, and the business environment and to induct them in their fiduciary duties and responsibilities. Directors will be able to visit operational centres to acquaint themselves better with business operations.

A brief *curriculum vitae* of each of the directors is contained in Annexure 6 to these revised listing particulars.

17.6 Appointment of directors

In terms of the articles, the directors have the power at any time to appoint any person as a director, either to fill a casual vacancy or as an addition to the Kumba Board. Any person appointed to fill a casual vacancy or as an addition to the Kumba Board is entitled to retain office only until the next Kumba annual meeting, where such director will retire and be eligible for re-election.

17.7 Role of the committees of the board

Specific responsibilities will be delegated to the four committees to support the functioning of the Exxaro Board:

- Audit and Risk Management Committee;
- Human Resources, Remuneration and Nomination Committee;
- Safety, Health and Environment Committee; and
- Transformation Committee.

These committees will serve under written and approved terms of reference, which will be reviewed and updated annually. The Exxaro Board will address the performance of the committees as part of an assessment process. The minutes of all board committee meetings will be presented to the Exxaro Board for information. The composition of each Exxaro Board committee will be determined by the Exxaro Board at their first board meeting subsequent to the implementation of the transaction.

Experienced, knowledgeable, independent non-executive directors will chair all board committees. These committees will be free to take independent, professional, external advice.

17.7.1 Audit and Risk Management Committee

The Audit and Risk Management Committee, which will be required to meet four times per year, will assist the Exxaro Board with the approval of Exxaro's financial statements and with those of its subsidiaries, and ensure that interim and annual financial statements, and any other formal announcements on Exxaro's financial performance, comply with all statutory and Listings Requirements. The focus of the Audit and Risk Management Committee will be on, *inter alia*:

- integrity of financial reporting;
- matters relating to financial and internal control, accounting policies, reporting and disclosure;
- ensuring that all risks to which the Group is exposed are identified and managed in a well-defined process;
- reviewing and approving external and internal audit plans, findings, reports and fees; and
- basis for the going-concern assumption.

The Audit Committee will also be responsible for setting the principles for recommending the use of external auditors for non-audit services.

17.7.2 *Human Resources, Remuneration and Nomination Committee*

The Human Resources, Remuneration and Nomination Committee, which will be required to meet four times per year, will have a mandate from the board to:

- ensure that the Group's chairman, directors and senior executives are rewarded for their individual contributions to overall performance;
- ensure that the Group's remuneration strategies, packages and schemes are related to the achievement of business objectives and the delivery of shareholder value;
- ensure appropriate human resources strategies, policies and practices;
- review executive and non-executive director succession planning and recommend candidates for positions to the board.

17.7.3 *Safety, Health and Environment Committee*

The Safety, Health and Environment Committee, which will be required to meet three times per year, will formulate and recommend policies, strategies and programmes in all matters affecting safety, health and environment on behalf of the Group for submission to the board. The SHE committee will be responsible for ensuring that these policies and programmes are in accordance with legislation, are effectively implemented and that SHE performance is continuously measured and evaluated.

17.7.4 *Transformation Committee*

The Transformation Committee will guide, monitor, review and evaluate Exxaro's progress on transformation, with specific reference to the three primary pillars of employment equity, community involvement and preferential procurement.

17.8 The Executive Committee

The Exco will be chaired by the CEO and initially consist of 13 members. It will meet formally on a monthly basis, with designated corporate staff members in attendance and informally on a weekly basis.

The Exco will consist of the members set out below:

Executive Directors:
- CEO;
- CEO designate;
- Chief Operating Officer; and
- Chief Financial Officer.

Other direct reports to the CEO:
- Executive General Manager Human Resources;
- Executive General Manager Corporate Affairs and Investor Relations;
- Executive General Manager Services; and
- Company Secretary.

Other senior members of staff:
- Executive General Manager Coal;
- Executive General Manager Mineral Sands;
- Executive General Manager Base Metals and Industrial Minerals;
- General Manager Corporate Finance; and
- General Manager Financial Accounting.

The Exco will be mandated, empowered and held accountable for implementing the strategies, business plans and policies determined by the Exxaro board; managing and monitoring the business affairs of the company in accordance with the approved plans and budgets; prioritising the allocation of capital and other resources as approved by the Exxaro Board and establishing best management and operating practices.

The Exco will also be responsible for structured and transparent management succession planning and the identification, development and advancement of the company's future leaders. Also within the Exco's ambit is the setting of operational standards, codes of conduct and corporate ethics.

17.9 Other committees

A structured investment management process exists to ensure that Exxaro invests in projects that are aligned with Group strategy and that yield the required returns.

In this process two forums are engaged where an initial assessment is done by the Strategy Co-ordination Forum ("SCF") and subsequent thereto, a comprehensive review is undertaken by the Investment Review Committee ("IRC").

To complete Exxaro's primary governance model, the last investment related committee is the Off-Shore Review Committee.

17.9.1 Strategic Co-ordination Forum

The purpose of this forum is to ensure that new initiatives are aligned with Exxaro Group strategy. The primary functions of this forum are to:

- ensure alignment of strategy execution and new developments (financial and non-financial);
- determine strategic priorities and coordinate, support and monitor strategic initiatives throughout the Exxaro Group;
- allocate resources and accountabilities for investigations or studies.

The SCF meets every six weeks.

17.9.2 Investment Review Committee

The primary responsibility of this committee will be to undertake comprehensive investment reviews and to assess the technical feasibility and financial viability of proposed capital projects or investments prior to their presentation to the Exco and Exxaro Board for approval.

In carrying out this function, the IRC will ensure that:

- each project meets the strategic, technical and investment requirements defined by the board;
- critical decisions, project parameters and potential risks are adequately addressed and researched prior to recommending the commitment of funds;
- each project enhances the portfolio value of Exxaro.

The IRC meets on a monthly basis before the planned Exco and board meetings.

17.9.3 Off-Shore Review Committee

This committee will assist the board to financially coordinate Exxaro's portfolio of off-shore investments and interests.

The primary responsibilities of the Off-Shore Review Committee will include:

- financial control and governance of Exxaro's off-shore investments and multi-disciplinary interests;
- efficient financial structuring;
- providing for the funding of off-shore investments and expenditure;
- ensuring that the financial reporting, auditing and tax related issues are properly managed; and
- ensuring that the company's overseas offices are effectively staffed, managed and utilised.

The Off-Shore Review Committee meets quarterly, or more frequently if required.

18. OTHER INFORMATION ON EXXARO

18.1 History of Exxaro

Kumba was unbundled from its former parent, Iscor Limited (renamed Mittal Steel with effect from 11 March 2005) in 2001 and was listed on the JSE in November of the same year. Iscor, initially a Government owned corporation, had been the major integrated South African steel producer for more than 70 years and its mining division, Iscor Mining, had provided security of iron ore supply and other raw materials for its steel mills. At the time of the unbundling, the mines developed by Iscor for coal, zinc, heavy minerals and certain industrial minerals used in steel production, together with its two iron ore mines and heavy minerals interests, became part of Kumba.

Currently, Kumba has a portfolio of world-class assets in three continents rich in mineral resources, namely Africa, Asia and Australia. Kumba's current business is focused around four key commodities, namely iron ore, coal, base metals and minerals sands. There have been no material changes to Kumba's business during the past five years.

18.2 Incorporation

Kumba was incorporated and registered in South Africa in terms of the Act on 7 June 2000, with the registration number 2000/011076/07, under the name Vicva Investments and Trading Seven (Proprietary) Limited. On 27 March 2001, Vicva Investments and Trading Seven (Proprietary) Limited was converted to a public company and with effect from 2 May 2001 its name was changed to Kumba Resources Limited. Kumba was listed on the JSE on 26 November 2001.

Subject to the passing of the resolutions to be proposed at the general meeting, Kumba will change its name to Exxaro.

18.3 Share capital

The authorised and issued share capital of Exxaro, based on the assumption that the transaction had been implemented on the last practicable date, is as follows:

	Rand
Authorised	
500 000 000 ordinary shares of one cent each	5 000 000
Issued	
347 302 815 ordinary shares of one cent each	3 473 028
Share premium	5 146 097 885

The issued share capital of Exxaro may increase due to the exercising of options between the last practicable date and the last day to trade for the unbundling. The maximum number of shares which could be issued during this period is 11 672 790. It is estimated that 7 million shares will be issued prior to Friday, 17 November 2006, being the last day to trade to participate in the unbundling, the mandatory offer and the *pro rata* repurchase.

All Exxaro unissued shares are under the control of the Exxaro directors who are generally and unconditionally authorised, subject to the Listings Requirements, to exercise the power to allot, grant options over or otherwise deal with or dispose of them to such persons at such times as they think fit. This is subject to directions that may be imposed in the articles or from time to time by the Exxaro shareholders in general meeting.

As at the last practicable date, all of Exxaro's authorised and issued ordinary shares are of the same class and rank *pari passu* in every respect, that is:

- they are in all respects identical;
- they are of the same nominal value;
- they carry the same rights as to unrestricted transfer, attendance and voting at general or annual general meetings, and in all other respects; and
- they are entitled to dividends at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will be the same amount.

In the event that the resolutions relating to the Exxaro EEPS, as set out in the notice of general meeting forming part of the Kumba circular, are passed and the Exxaro EEPS shares are issued to the Exxaro EEPS Trust, the Exxaro EEPS shares will carry the rights and restrictions set out in the extracts from the articles in Annexure 4 to these revised listing particulars.

Any variation of rights attaching to such shares will require a special resolution of Kumba shareholders in general meeting in accordance with the articles. In accordance with the articles, at any general meeting, every Kumba shareholder present in person or by proxy (or if a body corporate, duly represented by an authorised representative)

will have one vote on a show of hands and on a poll every Kumba shareholder present in person or by proxy shall have one vote each for each share of the class of which the Kumba shareholder is a holder.

At the last practicable date, all Kumba shares were fully paid-up and freely transferable..

18.4 Alterations to share capital

Alterations to Kumba's share capital in the three years ended on the last practicable date have been pursuant of Kumba's existing share incentive plans. Accordingly, Kumba shares were issued to Kumba employees and executive directors who participate in the existing share incentive plans at the prices at which the options were awarded to them. A total of 11 343 560 Kumba shares were issued at prices ranging from R8,06 to R98,50. A register of shares issued to participants in the share incentive scheme is available for inspection at the registered office of Kumba.

Subject to the transaction becoming unconditional:

- Exxaro will issue 65 334 843 shares to BEE Holdco for a consideration of R29,86 per Exxaro share, for cash;
- Exxaro will make an offer to all Exxaro shareholders to repurchase 38 331 012 Exxaro shares on a *pro rata* basis for a consideration of R1 763 million, for cash; and
- Exxaro will acquire an option to acquire 10 000 000 Exxaro shares from Anglo American plc for a consideration of R45,99 per Exxaro share, for cash.

Further information on the proposed issue and repurchases set out above is included in the Kumba circular.

18.5 Rights attaching to Exxaro shares and power to issue shares

Extracts from the articles relating to the rights attaching to Exxaro shares are set out in Annexure 4 to these revised listing particulars.

18.6 Commissions

No commission or consideration, including underwriting commission in respect of the allotment or issue of shares, has been paid by Exxaro during the three years preceding the date of these revised listing particulars.

19. MATERIAL CHANGES

Other than for the transaction, there have been no material changes to the financial or trading position of Kumba and its subsidiaries between its interim period, ended 30 June 2006 and the date of these revised listing particulars.

20. WORKING CAPITAL

The directors are of the view that:

- Exxaro and the Exxaro Group will be able in the ordinary course of business to pay their debts for a period of 12 months after the date of issue of the revised listing particulars;
- the assets of Exxaro and the Exxaro Group will be in excess of the liabilities of Exxaro and the Exxaro Group for a period of 12 months after the date of issue of the revised listing particulars. For this purpose, the assets and liabilities have been recognised and measured in accordance with the accounting policies used in Kumba's latest reviewed consolidated interim financial statements for the six-month period ended 30 June 2006;
- the share capital and reserves of Exxaro and the Exxaro Group will be adequate for ordinary business purposes for a period of 12 months after the date of issue of the revised listing particulars;
- the working capital of Exxaro and the Exxaro Group will be adequate for the ordinary business purposes for a period of 12 months after the date of issue of the revised listing particulars.

21. DIVIDENDS AND DIVIDEND POLICY

In accordance with the articles, the declaration of a dividend is at the discretion of the Exxaro directors and dividends not claimed within three years of being payable will be forfeited in favour of Exxaro.

Subject to its unfettered fiduciary duties, the Exxaro Board intends to adopt a dividend policy of distributing 50% of Exxaro's attributable earnings (after making provision for Exxaro's future commitments and taking into account Exxaro's working capital requirements and available cash) in each of its financial years by way of an interim and final dividend to Exxaro shareholders.

There are no arrangements in terms of which future dividends are waived or agreed to be waived.

22. BORROWINGS, CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

22.1 Borrowing powers

Extracts from the articles reflecting the borrowing powers of Exxaro exercisable by the directors and the manner in which such borrowing powers may be varied are set out in Annexure 4 to these revised listing particulars.

The directors' borrowing powers have not been exceeded during the past three years and may only be varied by way of a special resolution passed by the shareholders of Exxaro in general meeting.

No debentures have ever been issued by Exxaro.

22.2 Borrowings

22.2.1 Material loans and leases

A schedule of Exxaro's material loans and leases is set out in Annexure 5 to these revised listing particulars.

No material loans have been made by the Exxaro Group. Further, no loans have been made or security furnished by Exxaro for the benefit of any director of Exxaro.

22.2.2 Off-balance sheet financing

Exxaro leases its corporate office building in Pretoria from Ferrowest Share Block (Proprietary) Limited on commercial terms. The rental for the current financial year is approximately R24 million. The net present value of the future rentals is approximately R67 million.

22.2.3 Material inter-company finance

Material inter-company loans that are payable or receivable by Exxaro are listed in Annexure 5 to these revised listing particulars.

22.3 Contingent liabilities and capital commitments

Details of contingent liabilities and capital commitments of Kumba at 30 June 2006 are shown in the historical financial information relating to Kumba, reflected in Annexure 1 to these revised listing particulars, as notes 33 and 34, respectively.

22.4 Options or preferential rights in respect of securities

Assuming that the resolutions to be proposed at the general meeting are passed, save for the share incentive schemes, there are no contracts or arrangements in terms of which any option or preferential right has been given to any person to subscribe for Exxaro shares or the shares of Exxaro's subsidiaries.

22.5 Capital structure

Pursuant to the approval of the transaction by Kumba shareholders at the general meeting, Kumba will repay its existing long and short term borrowings amounting to approximately R2 billion with the exception of Australia Sands's term facilities of US$75 million, which will be retained. In addition to normal working capital facilities, Exxaro will raise seven-year term facilities amounting to R2 600 million as well as a loan from Anglo Finance to fund any amount payable to AOL for tax recoupments in respect of Namakwa Sands as set out in paragraph 12.2 above, which, together with the proceeds of the equity raising, will enable Exxaro to implement the transaction.

23. DIRECTORS AND SENIOR MANAGEMENT

Information relating to the Exxaro directors and senior management, including profiles, remuneration, interests and loans, is set out in Annexure 6 to these revised listing particulars.

Extracts from the articles relating to:

- the appointment, retirement and remuneration of directors;
- borrowing powers of directors; and
- interests of directors,

are set out in Annexure 4 to these revised listing particulars.

24. MAJOR SHAREHOLDERS

At the last practicable date, the following shareholders had a beneficial interest of more than 5% or more of Exxaro's issued share capital:

Name	Number of ordinary shares held	Percentage shareholding
Anglo American plc	201 092 500	64,9*
IDC	41 498 615	13,4

*The shareholding of Anglo American plc is composed of a shareholding of 54,9% (169 999 200 shares) held by ASAC and 10,0% (31 093 300 shares) held by Stimela Mining (Proprietary) Limited.

Save as disclosed above, to the best knowledge of the directors of Exxaro, no other shareholder holds more than 5% of the Exxaro ordinary shares.

In the event that the transaction is implemented, BEE Holdco will acquire 188 225 194 Exxaro shares, after the implementation of the Igoda transaction, representing 52,9% of the issued share capital of Exxaro.

Insofar as it is known to Exxaro, other than as indicated in this paragraph 24, there is no other shareholder that is beneficially interested in 5% or more of Exxaro's issued share capital.

25. PRINCIPAL IMMOVABLE PROPERTIES

Assuming that the resolutions to be proposed at the general meeting are passed, the principal immovable properties owned or leased by Exxaro and Eyesizwe Coal are set out in Annexure 7 to these revised listing particulars. Other than for the proceeds on the Hope Downs arbitration and the acquisition of Australia Sands, both described in paragraph 27 below, there were no material acquisitions or disposals of property by Exxaro in the three years prior to the date of these revised listing particulars.

26. LITIGATION STATEMENT

Other than Hope Downs arbitration described in paragraph 27 below, there are no legal or arbitration proceedings, including proceedings which are pending or threatened and of which Kumba is aware, which may have, or have had in the past 12 months, a material effect on Exxaro's financial position.

27. MATERIAL CONTRACTS

Otherwise than in the ordinary course of the business and, save for the contracts listed below, the Kumba Group has not at any time entered into any material contracts in the two years prior to the last practicable date or any contracts containing an obligation or settlement that is material to the Kumba Group at the date of the Kumba circular.

27.1 Hope Downs arbitration

In 1998, Downs Holdings BV ("DHBV"), a subsidiary of Kumba International BV, formed a joint venture with Hancock Prospecting (Proprietary) Limited ("Hancock"). The objective was to complete a feasibilty study and, if bankable, develop an iron ore mine (the Hope Downs project) in the Pilbara region of Western Australia. The joint venture contract included a provision that, in the event of a change in control of DHBV, Hancock would under certain circumstances have the right to acquire DHBV's share in the Hope Downs project at an agreed value. In December 2003, Hancock gave notice that it intended to purchase DHBV's share in the Hope Downs project, as a result of the acquisition by Anglo American plc of a controlling interest in Kumba and thus in DHBV. Following an unfavourable arbitration award, DHBV entered into an agreement with Hancock to sell its share in the Hope Downs project for A$231 million. The proceeds from the sale of DHBV's share were recognised as a pre-tax receipt of R1,2 billion in Kumba's financial statements for the year ended 31 December 2005.

27.2 Australia Sands acquisition

Kumba acquired, by way of a scheme of arrangement pursuant to the Australian Corporations Act 2001, of all of the issued ordinary shares in Australia Sands that Kumba did not already own for a cash consideration of A$226 million. Prior to concluding the Australia Sands acquisition, Kumba, through a wholly owned subsidiary, owned 51,54% of the issued share capital of Australia Sands.

27.3 Implementation of the transaction

Details of the agreements entered into by Kumba in respect of the implementation of the transaction are set out in the Kumba circular. The agreements are available for inspection in terms of paragraph 34 below.

28. ROYALTIES

The royalties payable by the commodity businesses are listed below.

28.1 Australia Sands

Australia Sands pays royalties to the Department of Industry and Resources of the State of Western Australia as follows:

- 3,5% of internal sales revenue value for ilmenite transferred to the Synthetic Rutile kiln; and
- 5% of sales revenue value for Zircon, Rutile, Leucoxene and Staurolite.

28.2 KZN Sands

KZN Sands pays royalties to the Ingonyama Trust, which manages the tribal land which KZN Sands is leasing. The amount payable is R0,30 per metric tonne of run-of-mine heavy mineral bearing sand mined from the lease area, subject to annual escalation and to a minimum of R20 000 per annum.

28.3 Exxaro Coal

28.3.1 Grootegeluk coal mine

Grootegeluk coal mine pays royalties to the Department of Minerals and Energy – Limpopo Province based on tonnes sold. The royalties are payable quarterly at the following rates:

- R1,58/tonne for metallurgical coal; and
- R2,63/tonne for coking coal.

28.3.2 Leeuwpan coal mine

The Leeuwpan coal mine pays royalties to the Department of Minerals and Energy – Mpumalanga Province. The royalties are payable quarterly in respect of Kenbar and Moabsvelden areas based on R1,20 per run-of-mine tonne.

28.3.3 Tshikondeni mine

Tshikondeni mine pays royalties to the Department of Minerals and Energy – Limpopo Province on the basis of tonnes sold. The royalties are payable quarterly and are fully recoverable from Mittal.

28.3.4 Rosh Pinah

Rosh Pinah pays royalties to PE Minerals Namibia (Proprietary) Limited ("PE Minerals") and, potentially, to the Government of Namibia.

With respect to the royalties payable to PE Minerals, the royalties are payable at 3% of net smelter return less transport cost for the duration of the mining licence in terms of an agreement concluded among PE Minerals, Rosh Pinah and Kumba. The mining licence expires on 12 November 2020.

The Namibian Government has introduced a royalty, calculated at 5% of revenue, which to date has not been implemented. The proposed royalty is currently under discussion between the mining industry of Namibia and the Namibian Government.

28.4 Iron Ore

28.4.1 Thabazimbi

Thabazimbi pays royalties of R3,3m per annum to BHP Billiton and R1,75m per annum to the Department of Minerals and Energy – Limpopo Province. All payments are fully recovered from Mittal as part of the cost of production.

29. PROMOTERS

Kumba has not entered into any promoters' agreements during the three years preceding the date of issue of these revised listing particulars. Accordingly, there were no payments made to promoters within the three years prior to the last practicable date nor are there any promoters' interests in securities of Exxaro.

Save as set out in Annexure 6, no payments have been made or have been agreed to be made within the three years preceding the date of these revised listing particulars to any director for services rendered by him in connection with the promotion or formation of Exxaro.

30. COSTS AND ISSUE EXPENSES

The estimated costs to Exxaro of implementing the transaction are approximately R109 million and comprise:

Service provider	Work performed	Estimated cost R'000
Consulting fees and due diligence		
Rand Merchant Bank	Advisory work	37 500
SRK Consulting	Competent Persons' Report	9 736
Citigroup	Independent financial adviser	6 000
Ince (Pty) Limited	Printing of Kumba circular, Exxaro revised listing particulars and Kumba Iron Ore pre-listing statement	6 000
CRA International	Competition analysis	3 113
CLS Consulting Services	Due diligence	1 976
Deloitte & Touche	Reporting accountant and due diligence fees	1 750
KPMG	Due diligence	1 410
Various parties	Various services	1 526
		69 011
Debt-related fees		
Nedbank and Rand Merchant Bank	Loan raising fees	**22 500**
Legal fees		
Webber Wentzel Bowens	Legal services	6 507
Deneys Reitz Inc	Legal services	5 987
CLS Consulting Services	Legal services	2 082
Linklaters	Legal services	1 349
Various attorneys and legal advisors	Legal services	1 140
		17 065
Total		**108 576**

31. EXPERTS' CONSENTS

The sponsor, attorneys, corporate law advisers, reporting accountants, independent technical adviser and transfer secretaries have consented in writing to act in the capacities stated and to their names being published in these revised listing particulars and have not withdrawn their consents prior to the publication of these revised listing particulars.

The reporting accountants and the independent technical adviser have consented in writing to their names and reports being included in these revised listing particulars in the form and context in which they appear and have not withdrawn their consent prior to the publication of these revised listing particulars. Their consent letters are available for inspection in terms of paragraph 34 below.

32. LISTINGS

The JSE has approved the continued listing of Kumba, under the name Exxaro, in the "Mining – General Mining" sector of the JSE lists.

Kumba ADRs will continue to trade in the US as Exxaro ADRs.

Exxaro has no other classes of securities listed on any stock exchanges.

33. DIRECTORS' RESPONSIBILITY STATEMENT

The current directors of Kumba, whose names appear on page 13 of these revised listing particulars, collectively and individually:

- accept full responsibility for the accuracy of the information given in these revised listing particulars;
- certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement in these revised listing particulars false or misleading, and that they have made all reasonable inquiries in this regard and that the revised listing particulars contain all the information required by law and the Listings Requirements.

34. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by Exxaro shareholders from Monday, 9 October 2006 to Thursday, 2 November 2006 during normal business hours on business days, at the registered office of Exxaro:

- Exxaro's memorandum and articles;
- the audited financial statements of Exxaro for the three financial years ended 31 December 2005 and the interim period ended 30 June 2006;
- the independent reporting accountants' report on the *pro forma* financial information of Exxaro as reproduced in Annexure 3 to these revised listing particulars;
- signed copy of these revised listing particulars;
- the material contracts listed in paragraph 27 above;
- the Competent Persons' Report; and
- the consent letters from the merchant bank and sponsor, attorneys, corporate law advisers, reporting accountants and auditors, competent person and transfer secretaries whose names appear on page 3 of these revised listing particulars.

Signed by Dr C J Fauconnier at Pretoria on 9 October 2006, on behalf of the Board.

Registered office:

Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

HISTORICAL FINANCIAL INFORMATION

The financial information disclosed below has been extracted from the consolidated reviewed interim financial statements of Kumba for the six months ended 30 June 2006 and the consolidated restated financial statements for the three financial periods ended 31 December 2005, 31 December 2004 and 30 June 2003 respectively. The interim financial statements for the six months ended 30 June 2006 have been compiled in accordance with International Accounting Standard 34 on Interim Financial Reporting and as such does not contain the same level of detail notes to the financial statements as required for annual financial statements.

GROUP ANNUAL FINANCIAL STATEMENTS FOR THE KUMBA GROUP

INCOME STATEMENTS

	Notes	GROUP **6-months ended 30 June 2006 Reviewed Rm**	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
REVENUE	4	**6,901**	11,881	12,600	7,490
Operating expenses	5	**(5,168)**	(6,961)	(10,755)	(6,286)
NET OPERATING PROFIT		**1,733**	4,920	1,845	1,204
Interest income	6	**50**	150	47	77
Interest expense	6	**(200)**	(432)	(471)	(321)
Income/(loss) from equity accounted investments	16	**24**	7	(42)	(20)
PROFIT BEFORE TAXATION		**1,607**	4,645	1,379	940
Taxation	8	**(530)**	(1,407)	(423)	(222)
PROFIT FOR THE PERIOD		**1,077**	3,238	956	718
ATTRIBUTABLE TO:					
Equity holders of the parent		**1,067**	3,177	891	718
Minority interest		**10**	61	65	
		1,077	3,238	956	718
ATTRIBUTABLE EARNINGS PER SHARE (cents)	9				
– basic (2005, 2004 and 2003 as previously reported)		**348**	1,049	314	242
– basic restated for December 2005 and 2004 and June 2003			1,045	297	244
– diluted (2005, 2004 and 2003 as previously reported)		**339**	1,026	312	240
– diluted restated for December 2005 and 2004 and June 2003			1,022	295	242
Dividend paid per share (cents) in respect of the previous financial period		**160**	90	60	85
Dividend paid per share (cents) in respect of the interim period			160		
Special dividend paid per share (cents) in respect of the interim period			220		
Final dividend declared per share (cents) in respect of this financial year	10		160		
Dividend paid per share (cents) in respect of the first interim period				20	
Dividend paid per share (cents) in respect of the second interim period				35	
Dividend declared per share (cents) for the interim period		**180**			
Final dividend declared per share (cents) in respect of the 18-month period	10			90	

BALANCE SHEETS

	Notes	GROUP At 30 June 2006 Reviewed Rm	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	12	**8,164**	8,469	8,476	8,205
Biological assets	13	**29**	28	31	29
Intangible assets	14	**67**	61	71	98
Goodwill	15			(53)	(80)
Investments in associates and joint ventures	16	**141**	95	85	108
Deferred taxation	26	**636**	339	258	349
Financial assets	18	**478**	392	286	272
Total non-current assets		**9,515**	9,384	9,154	8,981
CURRENT ASSETS					
Inventories	19	**1,774**	1,481	1,348	1,346
Trade and other receivables	20	**2,562**	2,066	1,365	1,398
Cash and cash equivalents		**1,335**	1,483	1,297	977
Total current assets		**5,671**	5,030	4,010	3,721
NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	21	**12**	11		
Total assets		**15,198**	14,425	13,164	12,702
EQUITY AND LIABILITIES					
CAPITAL AND RESERVES					
Share capital	22	**3,045**	2,940	2,812	2,647
Non-distributable reserves		**383**	54	(39)	234
Retained earnings		**4,901**	4,325	2,516	1,971
Ordinary shareholders' equity		**8,329**	7,319	5,289	4,852
Minority interest		**18**	9	1,197	1,278
TOTAL SHAREHOLDERS' INTEREST		**8,347**	7,328	6,486	6,130
NON-CURRENT LIABILITIES					
Interest-bearing borrowings	23	**1,654**	2,210	2,331	2,801
Other long-term payables	24			609	388
Non-current provisions	25	**773**	727	599	506
Deferred taxation	26	**1,114**	984	1,040	1,055
Total non-current liabilities		**3,541**	3,921	4,579	4,750
CURRENT LIABILITIES					
Trade and other payables	27	**1,524**	1,468	1,061	1,159
Interest-bearing borrowings	23	**1,162**	911	836	537
Taxation		**603**	773	182	98
Current provisions	25	**21**	24	20	28
Total current liabilities		**3,310**	3,176	2,099	1,822
Total equity and liabilities		**15,198**	14,425	13,164	12,702
NET DEBT		**1,481**	1,638	1,870	2,361

CASH FLOW STATEMENTS

	Notes	GROUP 6-months ended 30 June 2006 Reviewed Rm	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash retained from operations	28.1	**2,282**	3,864	2,661	1,556
Income from equity accounted investments	28.2				33
Net financing costs	28.3	**(121)**	(189)	(355)	(240)
Normal taxation paid	28.4	**(895)**	(821)	(313)	(310)
Dividends paid	28.5	**(492)**	(1,447)	(361)	(283)
		774	1,407	1,632	756
CASH FLOWS FROM INVESTING ACTIVITIES					
Investments to maintain operations	28.6	**(276)**	(389)	(571)	(264)
Investments to expand operations	28.7	**(585)**	(655)	(825)	(1,122)
Investment in intangible assets			(11)		
Proceeds from disposal of property, plant and equipment		**150**	23	137	44
Proceeds from disposal of associate				100	
Investment in other non-current assets	28.8		(1,177)	(96)	(36)
Proceeds from disposal of subsidiaries			2		
Proceeds from disposal of investments		**23**	1,179		
Increase in cash resources on acquisition of a controlling interest in subsidiaries					366
Acquisition of joint ventures and associates		**(7)**			(34)
Foreign currency translations	28.9	**103**	80	(63)	14
		(592)	(948)	(1,318)	(1,032)
NET CASH INFLOW/(OUTFLOW)		**182**	459	314	(276)
CASH FLOWS FROM FINANCING ACTIVITIES					
Non-current interest-bearing borrowings raised			360	967	2,094
Non-current interest-bearing borrowings repaid		**(695)**	(827)	(1,139)	(1,241)
Current interest-bearing borrowings raised/(repaid)		**260**	66	47	(425)
Proceed from issuance of share capital		**105**	128	132	
Increase in loans from minority shareholders				(1)	95
		(330)	(273)	6	523
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(148)**	186	320	247
ADJUSTED CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**1,483**	1,297	977	730
Increase in cash and cash equivalents due to proportionate consolidation of joint ventures			39	13	51
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR AS PREVIOUSLY STATED			1,258	964	679
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1,335**	1,483	1,297	977
CALCULATION OF MOVEMENT IN NET DEBT:					
Net cash inflow/(outflow) as above		**182**	459	315	(276)
Add:					
– Shares issued		**105**	128	132	
– Cash flows included above relating to non-interest bearing debt					2
– Loans from/(to) minority shareholders			2	(1)	95
– Increase in net debt on acquisition of a controlling interest in subsidiaries					(891)
– Non-cash increase in loans due to joint ventures now consolidated			(1)		
– Non-cash flow movement in net debt applicable to special purpose entities				(22)	(18)
– Non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency		**(75)**	(96)	101	(11)
– Non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	28.9	**(55)**	(13)	(33)	(170)
– Increase in non-current interest-bearing borrowings due to IRFIC 4			(247)		
DECREASE/(INCREASE) IN NET DEBT		**157**	232	492	(1,269)

GROUP STATEMENTS OF CHANGES IN EQUITY

	Share capital Rm	Share premium Rm	Shares held by Share Trust Rm	Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm	Financial instruments revaluation Rm	Equity-settled reserve Rm	Insurance Reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total equity Rm
			Non-distributable reserves									
OPENING BALANCE AT 1 JULY 2002	3	2,677		67	567	67		2	1,433	4,818	487	5,303
Prior year adjustments: (refer note 2)												
– Consolidation of Management Share Trust			(35)							(35)		(35)
– Revaluation of biological assets									4	4		4
Restated	3	2,677	(35)	67	567	67		2	1,437	4,785	487	5,272
Net (losses)/gains not recognised in the income statement[1]				(18)	(414)	(6)			77	(381)	137	(224)
Currency translation differences				(19)	(414)				1	(432)	128	(304)
Financial instruments fair value movements recognised in equity												
– recognised in current year income						(42)				(42)		(42)
– recognised in equity						57				57		57
– fair value adjustment				77		(21)				56		56
Minority portion of movement in reserves											9	9
Realised in associate and joint venture				(76)					76			
Net profit[1]									718	718		718
Dividends paid									(252)	(252)		(252)
Reduction in dividends paid to Management Share Trust									3	3		3
Movement in shares issued to Management Share Trust			2							2		2
Transfer of equity accounted earnings				(38)					38			
Transfer to insurance reserve								3	(3)			
Minority interest on acquisition of subsidiary											567	567
Balance at 30 June 2003	3	2,677	(33)	11	153	61		5	2,018	4,895	1,191	6,086
Prior year adjustments: (refer note 2)												
– environmental rehabilitation provision									(136)	(136)		(136)
– deferred tax asset									93	93	87	180
– share-based payments							4		(4)			
Restated opening balance	3	2,677	(33)	11	153	61	4	5	1,971	4,852	1,278	6,130
Net (losses)/gains not recognised in income statement[1]				(22)	(294)	(13)	30		27	(272)	(129)	(401)
Currency translation differences				(6)	(257)	(23)				(286)	(133)	(419)
Transfer (from)/to currency translation reserve					(9)				9			
Share-based payments movement							30			30		30
Financial instruments fair value movements recognised in equity						51				51		51
Deferred taxation					(15)	(41)				(56)		(56)
Minority share of reserve movements											4	4
Realised in associate and joint venture				(16)	(13)				18	(11)		(11)
Net profit[1]									891	891	65	956
Dividends paid									(344)	(344)	(17)	(361)
Reduction in dividends paid to Management Share Trust									2	2		2
Issue of share capital		132								132		132
Movement in shares issued to Management Share Trust			33							33		33
Transfer of equity accounted earnings				31					(31)			
Transfer from insurance reserve								(5)		(5)		(5)
BALANCE AT 31 DECEMBER 2004	3	2,809		20	(141)	48	34		2,516	5,289	1,197	6,486
Adjustments to opening balances												
– recognition of finance leases in terms of IFRIC 4									(45)	(45)		(45)
– transfer of attributable reserves of equity accounted investments				(20)					20			
– negative goodwill adjustment									53	53		53
– decommissioning asset restated									18	18	(11)	7
Restated opening balance	3	2,809			(141)	48	34		2,562	5,315	1,186	6,501
Net gains/(losses) not recognised in income statement[1]					112	(53)	38		16	113	(37)	76
Currency translation differences					153	3			16	172	60	232
Minority share of reserve movements											(97)	(97)
Share-based payments movement							38			38		38
Financial instruments fair value movements recognised in equity												
– recognised in current year income						(8)				(8)		(8)
– recognised in equity						(95)				(95)		(95)
– fair value adjustment						2				2		2
Deferred taxation					(41)	45				4		4
Net profit[1]									3,177	3,177	61	3,238
Dividends paid[2]									(1,430)	(1,430)	(17)	(1,447)
Issue of share capital		132								132	10	142
Movement in shares issued to Management Share Trust		(4)					16			12		12
Minority share buy out											(1,194)	(1,194)
BALANCE AT 31 DECEMBER 2005	3	2,937			(29)	(5)	88		4,325	7,319	9	7,328
Net gains/(losses) not recognised in income statement[1]					313	18	(2)			329		329
Currency translation differences					313					313		313
Share-based payments movement							(2)			(2)		(2)
Financial instruments fair value movements recognised in equity												
– recognised in current year income						8				8		8
– recognised in equity						9				9		9
– fair value adjustment						1				1		1
Net profit[1]									1,067	1,067	10	1,077
Dividends paid[2]									(491)	(491)	(1)	(492)
Issue of share capital		105								105		105
BALANCE AT 30 JUNE 2006	3	3,042			284	13	88		4,901	8,329	18	8,347

[1]Total recognised gains and losses R1 396 million (2005 R3 291 million, 2004 R619 million, 2003 R357 million.)

[2]The company paid a dividend relating to the 2005 financial year of R491 million during March 2006. The STC applicable was R61 million

In 2005 the company paid a final dividend relating to the 2004 financial year of R273 million, the STC applicable was R34 million During September 2005 the company paid both an interim and special dividend of R1 157 million in total, the STC applicable was R145 million.

Financial instruments revaluation reserve

The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Equity-settled reserve

The equity-settled reserve represents the fair value of services received and settled by equity instruments granted.

Insurance reserve

The insurance reserve represents the unrealised portion of commission receivable from re-insurers.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods. Changes to comparatives are set out in note 2.

BASIS OF CONSOLIDATION

The group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the group has an interest of more than one half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration of the period in which the group exercises control over the subsidiary. All intercompany transactions and resulting profits and losses between the group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the group.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that, in substance, are controlled by the group, are consolidated.

GOODWILL

Goodwill is reflected at cost less accumulated impairment losses, if any. It represents the excess of the cost of a business combination over the fair value of the group's share of the identifiable net assets of that entity at the date of acquisition. Goodwill is assessed for impairment on an annual basis.

This is a change in accounting policy. Goodwill was previously amortised using the straight line basis over its estimated useful life. This policy is applied prospectively.

The gain or loss on disposal of an entity includes the balance of goodwill relating to the entity.

The excess of the fair value of the net identifiable assets and contingent liabilities of an entity acquired over the cost of acquisition, is recognised immediately in profit or loss.

In line with the transitional provisions of IFRS 3 Business Combinations, the carrying amount of negative goodwill at the beginning of the financial year that arose from a business combination for which the agreement date was before 31 March 2004, was derecognised at the beginning of the period with a corresponding adjustment to the opening balance of retained earnings.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The company carries its investments in associates and joint ventures at cost less accumulated impairment losses.

An associate is an entity over which the group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the group and one or more other venturers in terms of a contractual arrangement requiring unanimous consent for strategic, financial and operating decisions. It may involve a corporation, partnership or other entity in which the group has an interest.

Investments in associates are accounted for in the group financial statements using the equity method for the duration of the period in which the group has the ability to exercise significant influence. Equity accounted income represents the group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings of an associate, net of any dividends, are classified as distributable reserves. This is a change in accounting policy as these earnings were previously transferred to a non-distributable reserve. Prior periods have been restated to reflect this change.

Where the group's share of losses of an associate exceeds the carrying amount of the associate, the associate is carried at nil. Additional losses are only recognised to the extent that the group has incurred obligations in respect of the associate.

Investments in joint ventures are accounted for in the group financial statements using the proportionate consolidation method.

This is a change in accounting policy as far as incorporated joint ventures is concerned. Investments in incorporated joint ventures were previously accounted for using the equity method while investments in unincorporated joint ventures were proportionately consolidated.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with group policies.

Unrealised profits and losses are eliminated.

The group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unimpaired portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the group's accounting policy for goodwill.

PROPERTY, PLANT AND EQUIPMENT

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned to.

The estimated useful life of assets and their residual values are re-assessed periodically with any changes in such accounting estimates being adjusted in the current financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

2005	Iron ore	Coal	Heavy minerals
Buildings and infrastructure (including residential buildings)	5 – 25 years	5 – 25 years	4 – 40 years
Mineral properties	10 – 25 years	5 – 25 years	10 – 25 years
Fixed plant and equipment	4 – 25 years	5 – 25 years	2,5 – 25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years	16 000 – 40 000 hours or 5 – 15 years	2,5 – 20 years
Loose tools and computer equipment	5 years	5 years	2,5 – 10 years
Development costs	5 – 6 years	8 – 20 years	4 – 10 years
Refractory relines			2 – 5 years
Site preparation, mining development and exploration	5 – 25 years	9 – 25 years	3 – 25 years

	Base metals	Industrial minerals	Other
Buildings and infrastructure. (including residential buildings)	8 years – indefinite	10 – 25 years	3 – 25 years
Fixed plant and equipment	8 – 25 years	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 15 years	5 – 15 years	5 years
Loose tools and computer equipment	5 years	5 years	5 years
Site preparation, mining development and exploration			5 years

2004	Iron ore	Coal	Heavy minerals
Buildings and infrastructure (including residential buildings)	5 – 25 years	5 – 25 years	5 – 40 years
Mineral properties	10 – 25 years	5 – 25 years	10 – 25 years
Fixed plant and equipment	4 – 25 years	5 – 25 years	2,5 – 20 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years	30 000 hours or 5 – 15 years	2,5 – 20 years
Loose tools and computer equipment	5 years	5 years	2,5 – 10 years
Development costs	5 – 6 years	8 – 20 years	4 – 10 years
Refractory relines			8 years
Site preparation, mining development and exploration	5 – 25 years	10 – 25 years	3 – 25 years

	Base metals	Industrial minerals	Other
Buildings and infrastructure (including residential buildings)	8 years – indefinite	10 – 25 years	3 – 25 years
Mineral properties			
Fixed plant and equipment	8 – 25 years	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 15 years	5 – 15 years	5 years
Loose tools and computer equipment	5 years	5 years	5 years
Site preparation, mining development and exploration			5 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Direct attributable expenses relating to mining and other major capital projects, site preparation and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised.

Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to profit or loss.

LEASED ASSETS

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance or operating lease, measured, and accounted for accordingly.

BIOLOGICAL ASSETS

Biological assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs and any change in value is included in the net profit or loss for the period in which it arises.

Plantations are measured at their fair value less estimated point-of-sale costs. The fair value of the plantations is determined by an independent appraiser, based on the Faustman Formula as applied within the forestry industry.

Livestock are measured at their fair value less estimated point-of-sale costs, fair value being determined by the age and size of the animals and market price. Market price is determined on the basis that the animal is sold to be slaughtered. Livestock held for sale is classified as consumable biological assets.

Game is measured at their fair value less estimated point-of-sale costs, fair value being determined as market price.

Market price is determined on the live auction selling prices. Game held for sale are classified as consumable biological assets.

INTANGIBLE ASSETS

An intangible assets is recognised at cost if it is probable that future economic benefits will flow to the enterprise.

Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

The estimated maximum useful lives of patents, licences and franchises is 20 years.

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

RESEARCH, DEVELOPMENT AND EXPLORATION COSTS

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasable, the group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

IMPAIRMENT OF ASSETS

The carrying amounts of assets mentioned in the accounting policy notes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

FINANCIAL INSTRUMENTS

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

Marketable securities are carried at market value, which is calculated by reference to Stock Exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in profit or loss.

Trade and other receivables

Trade and other receivables originated by the group are stated at amortised cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisations, except for derivatives which are subsequently measured at fair value. If a financial liability is designated as a hedged item, it is subject to measurement under hedge accounting provisions.

Derivative instruments

Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement

Gains and losses on subsequent measurement are recognised as follows:

- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which they arise.
- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.

- The effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.
- When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

INVENTORIES

Inventories are valued at the lower of cost, determined on a moving average basis, and net realisable value.

The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

Write-downs

Write-downs to net realisable value and inventory losses are expensed in the period in which the write downs or losses occur.

FOREIGN CURRENCIES

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date.

Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- Income, expenditure and cash flow items at weighted average rates.
- Goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges

Foreign currency hedges are dealt with in the financial instruments accounting policy.

REVENUE RECOGNITION

Revenue, which excludes value added tax and sales between group companies, represents the gross value of goods invoiced.

Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Revenue from the operation of bulk shipping vessels is recognised on a proportionate basis where voyages have not terminated at year end.

INTEREST AND DIVIDEND INCOME

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividends are recognised when the right to receive payment is established.

PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

DECOMMISSIONING AND ENVIRONMENTAL REHABILITATION

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation arises as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where a provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the group's accounting policy for property, plant and equipment.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines. The Environmental Rehabilitation Trust Fund has been consolidated.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

DEFERRED TAXATION

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

EMPLOYEE BENEFITS

Post-employment benefits

Retirement

The group provides defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the group, taking account of the recommendations of independent actuaries. The group's contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

Kumba is also a participating employer in two closed defined benefit funds for its pensioner members who retired before the unbundling from Mittal in 2001. Kumba does however not provide employee benefits in defined benefit funds for its employees.

Statutory actuarial valuations on the defined benefit plans are performed every three years.

Interim valuations are also performed on an annual basis. Valuations are performed on a date which coincides with the balance sheet date. Consideration is given to any event that could impact the funds up to balance sheet date. The net surplus or deficit in the benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the group's ability to access the future economic benefit is uncertain.

Actuarial losses, if any, are recognised in income as and when they arise.

The group does not provide guarantees in respect of returns in the defined contribution funds.

Medical

No contributions are made to the medical aid of retired employees.

Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current total cost to the company.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits

Senior management, including executive directors, have been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant.

When the options are exercised they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

The fair value of the options granted to senior management including executive directors, has been determined at grant date using a suitable option pricing model and expensed over the vesting period of the options with a corresponding increase in equity.

DIVIDEND

Dividends paid are recognised by the company when the dividend is declared.

These dividends are recorded and disclosed as dividends paid in the statement of changes in equity.

Dividends proposed or declared subsequent to the year end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

SECONDARY TAX ON COMPANIES

Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which they are declared.

DISCONTINUING OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

If the carrying amount of a non-current asset or disposal group will be recovered principally through a sale transaction rather than through continuing use, such asset is classified as non-current assets held for sale and measured at the lower of carrying amount and fair value less cost to sell.

SEGMENT REPORTING

The primary business segments are iron ore, coal, heavy minerals, base metals, and industrial minerals.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the group unless otherwise stated.

JUDGEMENTS MADE BY MANAGEMENT

The following judgements, apart from those involving estimates (as mentioned below) have been made by management in the process of applying the group's accounting policies that have the most significant effect on the amounts recognised in the financial statements:

- The identification of special purpose entities controlled by the group which must be consolidated;
- In applying IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, management had to make judgements as to which non-current assets fall within the scope of the standard and had to be reclassified and measured in terms of IFRS 5; and
- In applying IFRS 2, Share-based Payment, management had to make certain judgements in respect of the fair value models to be used in determining the various share-based arrangements in respect of employees, as well as the variable elements used in these models.

KEY ASSUMPTIONS MADE BY MANAGEMENT IN APPLYING ACCOUNTING POLICIES

The following key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

- Estimates made in determining the present obligation of environmental and decommissioning provisions, which includes the discount rate used in determining the present value of environmental and decommissioning provisions;
- Estimates made in determining the recoverable amount of assets where there is an indication that an asset may be impaired which includes the estimation of cash flows and the discount rates used;
- Estimates made in determining the probability of future taxable income thereby justifying the recognition of a deferred tax asset.

	GROUP		
	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES			
Share-based payments			
As part of the IFRS improvements project Kumba adopted IFRS 2 share-based payments. The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Prior years' figures have been restated. The amount of the adjustment for the current and comparable periods is as follows:			
Income statement impact			
– Reduction of profit for the period	38	30	4
Balance sheet impact			
– Retained income decrease	72	34	4
– Equity-settled reserve increase	72	34	4
The adjustment has no taxation implications.			
There were no amounts attributable to the minorities.			
Business combination			
In line with IFRS 3 Business combinations the carrying value of previously recognised negative goodwill at the beginning of the period was derecognised and adjusted against the opening balance of retained earnings. The effect of the adjustment is as follows:			
No income statement impact			
Balance sheet impact			
– Decrease in negative goodwill	53		
– Increase in retained income	53		
Environmental rehabilitation provision			
A legal and constructive obligation exists to provide for rehabilitation at the Zincor refinery. The provision has been accounted for as a prior year adjustment to reflect the existence of the obligation originating from previous periods. The effect of the adjustment is as follows:			
Income statement impact			
– Increase in finance charges	17	23	
– Increase/(Decrease) in deferred taxation asset	(13)		15
– Decrease in deferred taxation liability	2	2	
Balance sheet impact			
– Decrease in retained income	172	157	136
– Increase in provisions	191	174	151
– Increase in deferred tax asset	2	15	15
– Decrease in deferred tax liability		2	

	GROUP		
	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm

2. **PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)**

Deferred taxation

A deferred tax asset was raised as a prior year adjustment in respect of Ticor (Pty) Limited's eligibility to claim a bad debt deduction of A$130.7 million as at 31 December 2002.

The effect of the adjustment is as follows:

No income statement impact

Balance sheet impact

	2005	2004	2003
– Increase in retained income	93	93	93
– Increase in minority interest	87	87	87
– Increase in deferred tax asset	180	180	180

Interest in joint ventures

Kumba's majority shareholder and parent, Anglo American plc (Anglo) changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entity's policies Kumba changed its accounting policy to the proportionate consolidation method. Prior years' figures have been restated. This policy change does not impact on earnings per share. The effect of the change in accounting policy is as follows:

	2005	2004	2003
Income statement impact			
– Increase in net operating profit	26	20	15
– Increase in interest income	1		
– Decrease in income from equity accounted investments	27	20	15
Balance sheet impact			
– Decrease in investments in joint ventures	38	11	10
– Increase in property, plant and equipment	3	3	
– Increase in financial assets	2	1	
– (Decrease)/Increase in trade and other receivables		(32)	65
– Increase in cash and cash equivalents	63	39	13
– Increase in trade and other payables	48		68
– Decrease in net debt	63	39	13
Cash flow impact			
– Increase/(decrease) in net cash flows from operating activities	22	29	(24)
– Increase in taxation paid		2	
– Increase in financial assets	1		
– Increase in borrowings raised	1		
– Increase/(decrease) in foreign currency translation	3		(14)
– Increase in opening balance of cash and cash equivalents	39	12	51

	GROUP 12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)			
Reclassification and presentation			
The group has changed the following accounting policies to be in line with the accounting policies of its majority shareholder and parent, Anglo American plc:			
– The equity accounted investments' recognised profits were previously transferred to a non-distributable reserve (NDR) "Attributable reserves of equity accounted investments". The opening balance of R20 million (2003: R11 million) of this reserve was reclassified as distributable reserves and transfers to this reserve have ceased.			
– Income from equity accounted investments was previously presented as pre-tax income, and the tax shown as part of the taxation charge. Only the post-tax share of equity accounted profits are now disclosed. The net effect on earnings is zero, however the line-by-line effect on the income statement is as follows:			
– Decrease in income from equity accounted investments	2	9	7
– Decrease in taxation	2	9	7
Consolidation of Kumba Management Share Trust			
Kumba operates the Kumba Management Share trust for senior employees and executive directors of Kumba. The trust has been consolidated for the 18-month period. Prior years' figures have been restated. The amounts of the adjustment for the current and previous 12-month period are as follows:			
Statement of changes in equity impact			
– Reduction of dividends paid to external parties		2	3
Balance sheet impact			
– Share capital and premium increase/(decrease)		33	(33)
– Retained income increase		5	3
– Current liabilities increase		13	8
– Trade and other receivables decrease		17	22
Impact on weighted average number of shares			
Weighted average number of shares before this prior year adjustment		301	297
Adjusted for shares held by Management Share Trust		(1)	(3)
Weighted average number of shares after this prior year adjustment		300	294

The consolidation has no taxation implications.

There were no amounts attributable to the minorities.

	GROUP			
	6-months ended 30 June 2006 Reviewed Rm	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)				
With effect 1 July 2003 the group changed its accounting policy to comply with IAS 41, Agriculture. This resulted in the reclassification of certain inventories as biological assets, and the fair value of plantations.				
Income statement impact				
– Fair value adjustment plantations			1	
Balance sheet impact				
– Retained income increase			5	4
– Biological assets increase			31	29
– Inventories decrease			24	23
– Deferred taxation liabilities increase			2	2
Accounting for arrangements that contain a lease				
In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance or operating lease, measured and accounted for accordingly. The result is the recognition of a number of finance leases where Kumba is either the lessee or the lessor.				
Income statement impact				
Decrease in revenue	**(50)**	(81)		
Decrease in depreciation	**45**	72		
Decrease in operating expenses	**26**	42		
Increase in financing cost	**(28)**	(51)		
Decrease in taxation	**2**	5		
Decrease in profit for the period	**(5)**	(13)		
Balance sheet impact				
Decrease in property, plant and equipment	**(351)**	(357)	(349)	
(Decrease)/Increase in deferred tax asset	**(1)**		18	
Decrease in retained earnings	**(63)**	(58)	(45)	
Increase in non-current interest-bearing borrowings – Finance lease liability	**250**	247	212	
Decrease in other long-term payables – Mittal Steel (South Africa) captive mines	**(588)**	(604)	(607)	
Decrease in deferred tax liabilities	**(24)**	(22)		
Increase in trade and other payables	**75**	80	109	

Leave pay

The leave pay obligation of R146 million for the group on 1 July 2003 has been reclassified as an accrual and is presented as part of trade and other payables. In terms of the group policy, employees are entitled to accumulate non-statutory vested leave benefits not taken within a leave cycle.

	6-months ended 30 June 2006 Reviewed Rm	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
	GROUP			
3. CLOSURE OF TICOR CHEMICALS PLANT				
On 21 April 2004 Ticor Limited announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:				
Revenue		1	217	254
Expenses		2	192	258
Provision for closure			35	
Provision for impairment			89	
Pre-tax loss		(3)	(102)	(4)
Income tax expense		28	5	
Total assets		9	76	240
Total external liabilities		1	6	100
Cash inflows from operating activities		26	50	37
In June 2004, a contract was signed for A$5 million for the sale of the plant, equipment and portion of the land owned by Ticor Chemicals. All proceeds from the sale have been received including A$0.5 million which was initially held in escrow until particular environmental releases had been obtained.				
4. REVENUE				
Sale of goods	**6,901**	11,881	12,600	7,490

		GROUP			
	Notes	**6-months ended 30 June 2006 Reviewed Rm**	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
5. OPERATING EXPENSES					
COST BY TYPE					
– Raw materials and consumables			1,893	2,475	1,224
– Staff costs					
– salaries and wages			1,898	2,408	1,340
– share-based payments			38	30	
– termination benefits			7	35	1
– pension and medical costs			167	243	128
– Income from sale of investment			(1,179)	(72)	
– General charges			1,084	1,883	1,161
– Railage and transport			1,470	1,783	1,237
– Repairs and maintenance			845	1,081	768
– Impairment charges	7	**784**	28	35	2
– Negative goodwill amortisation	15			(6)	21
– Excess of minority interest over cost of acquisition		**(36)**	(95)		
– Energy			361	508	237
– Depreciation on property, plant and equipment	12	**422**	822	969	529
– Amortisation of intangible assets	14	**1**	4	8	3
– Movement in inventories			(348)	(304)	(194)
– Own work capitalised			(6)	(296)	(154)
– Sublease received			(28)	(25)	(17)
			6,961	10,755	6,286
COST BY FUNCTION					
– Costs of goods sold/services rendered			6,743	9,025	5,022
– Selling and distribution costs			1,492	1,798	1,258
– Sublease rent received			(28)	(25)	(17)
– Impairment charges	7	**784**	28	35	2
– Negative goodwill amortisation	15			(6)	21
– Excess of minority interest over cost of acquisition		**(36)**	(95)		
– Income from sale of investment			(1,179)	(72)	
			6,961	10,755	6,286

	Notes	6-months ended 30 June 2006 Reviewed Rm	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
			GROUP		
5. OPERATING EXPENSES (continued)					
The above costs are stated after including:					
Depreciation and amortisation					
– land and buildings	12			1	
– mineral properties	12		37	54	30
– residential buildings	12		7	8	6
– buildings and infrastructure	12		108	117	60
– machinery, plant and equipment	12		581	673	376
– leased assets under finance leases	12		30	4	5
– site preparation, mining development, exploration and rehabilitation	12		59	112	52
– amortisation of intangible assets	14		4	8	3
Impairment charges	7	**784**	28	35	2
Negative goodwill amortisation	15			(6)	21
Excess of minority interest over cost of acquisition		**(36)**	(95)		
Closure cost				35	
Reconditionable spares usage			6	11	8
Research and development costs			26	33	4
Consultancy fees			126	228	89
Operating lease rentals expenses					
– property			56	79	35
– equipment			69	93	41
Operating sublease rentals received					
– property			(28)	(25)	(17)
– other			(1)	(1)	
Contingent rentals received					(2)
Net (surplus)/deficit on disposal or scrapping of property, plant and equipment		**(19)**	2	48	(3)
Net profit on disposal of investment		**(21)**	(1,179)	(72)	
Auditors' remuneration					
– audit fees			9	12	7
– other services			1	1	1
Fair value adjustment on financial assets – (gain)/loss		**(36)**	(43)	(28	
Fair value adjustment on financial liabilities – (gain)/loss			(5)	5	
Net realised (gains)/losses on currency exchange differences		**(159)**	(225)	210	193
Net unrealised losses/(gains) on currency exchange differences		**107**	76	(121)	92
Net realised losses(gains) on the revaluation of derivative instruments		**144**	64	(173)	(144)
Net unrealised (gains)/losses on the revaluation of derivative instruments		**(8)**	(83)	124	(19)
Contingent rentals paid		**4**	6		

	GROUP			
	6-months ended 30 June 2006 Reviewed Rm	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm

5. **OPERATING EXPENSES (continued)**

Directors' emoluments				
– executive directors				
– remuneration received as directors of the company		14	18	9
– bonuses and cash incentives		1	1	
– compensation on retirement from executive office		1		
– non-executive directors				
– remuneration received as directors of the company		2	3	1

Note:

Pensions

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

Operating lease arrangements – contingent rent received

The basis to determine contingent rent received is 25% of all extraordinary maintenance of the building.

6. **NET FINANCING COSTS**

Interest expense and loan costs	**142**	338	396	309
Finance leases	**28**	52	6	8
Interest income	**(49)**	(147)	(41)	(77)
Interest received from joint ventures	**(1)**	(3)	(6)	
Net interest expense	**120**	240	355	240
Interest adjustment on non-current provisions (note 25)	**30**	42	69	4
	150	282	424	244

Financing costs of R nil were capitalised during the six months to 30 June 2006 (2005: R nil, 2004: R176 million, 2003: R32 million).

Financing costs capitalised relates to funds specifically borrowed for the purposes of obtaining a qualifying asset.

	GROUP			
	6-months ended 30 June 2006 Reviewed Rm	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
7. IMPAIRMENT CHARGES				
Included in operating expenses are the following impairment losses:				
Impairment of cyanide chemicals plant			(89)	
Impairment of property, plant and equipment	**(784)**	(3)	(15)	
Impairment of intangible assets		(20)	(11)	
Impairment of investments			(10)	(2)
Impairment of joint ventures		(7)	(1)	
Impairment of associates				
Total impairment charges	**(784)**	(30)	(126)	(2)
Reversal of impairment of shipping assets			90	
Reversal of impairment of property, plant and equipment		2	1	
Total impairment reversals		2	91	
Net impairments	**(784)**	(28)	(35)	(2)
Taxation effect	**227**			
Net effect on attributable earnings	**(557)**	(28)	(35)	(2)

The combined impact of a stronger currency outlook over the life of the assets, a higher discount rate resulting from an increase in interest rates, and a projected surplus of high-grade titanium feedstock on world markets, necessitated a review of the carrying value of the local mineral sands (heavy minerals) operations. As a result, a pre-tax reduction of R784 million in the carrying value of the assets has been accounted for at 30 June 2006.

The intangible asset impaired in the financial year ended 31 December 2005 is a database of heavy mineral reserves which is now common knowledge and not proprietary to Kumba's heavy minerals business. As such no future economic benefits are expected to arise from the intangible asset thereby warranting derecognition.

The chemicals plant was impaired on 31 December 2002 by an amount of R89 million. The decision was based on the sharp strengthening of the Australian dollar in December of that year, a change in the supply/demand balance for sodium cyanide and aggressive pricing policies of competitors. An impairment of R26 million (R15 million fixed assets and R11 million intangible assets) was raised in the 2004 financial period by ZnERGY (Pty) Limited, a zinc air fuel battery component manufacturer after its only supplier of raw materials, Zoxy (Pty) Limited, was put into liquidation.

Kumba was the joint owner of two bulk ore carriers that were leased to Safore, a joint venture engaged in shipping operations. During 2002 the assets were impaired by an amount of R90 million based on the value in use. Kumba disposed of its interest in the carriers during 2004 for R73 million against a post-impairment book value of R27 million, and subsequently reversed the impairment in the 2004 financial period. An impairment of R10 million was raised in the 2004 financial period against a preference share investment in Rosh Pinah Mine Holdings (Pty) Limited, the investment was made in 2000 in a strong US$ and zinc price environment to facilitate a 5% empowerment interest in Rosh Pinah (Pty) Limited.

	GROUP 12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
8. TAXATION			
CHARGE TO INCOME			
South African normal taxation			
– Current – current year	(794)	(323)	(133)
– prior year	(9)		
	(803)	(323)	(133)
– Deferred – current year	8	11	(29)
– IFRIC 4 adjustment	5		
– prior year	(1)	14	
– rate adjustment	29		
	41	25	(29)
Foreign normal taxation			
– Current – current year	(184)	(48)	(11)
– prior year	22	11	
	(162)	(37)	(11)
– Deferred – current year	102	(43)	(5)
– prior year	(28)	(2)	
	74	(45)	(5)
Share of joint ventures' taxation	1	2	(10)
Capital Gains Taxation	(349)		
Secondary Taxation on Companies	(179)	(43)	(32)
Non-residents share withholding taxation	(30)	(2)	(2)
Total	(1,407)	(423)	(222)
RECONCILIATION OF TAXATION RATES	%	%	%
Taxation as a percentage of profit before taxation	30.3	30.7	23.6
Taxation effect of			
– Assessed losses (not provided)	(1.5)	(0.9)	0.1
– Capital profits/(losses)	0.8	(1.8)	4.6
– Disallowable expenditure	(4.2)	(5.1)	(0.4)
– Exempt income	8.6	9.3	2.3
– Inventories – realisation of profits			1.7
– Learnership allowances		0.2	0.2
– Associates' and joint ventures' differences		(1.1)	(1.2)
– Tax rate differentials	(0.4)	0.4	0.4
– Temporary differences not provided	(0.6)		1.3
– Rate change on deferred taxation balances	0.6		
– Other			0.9
– Secondary Taxation on Companies	(3.8)	(3.1)	(3.3)
– Withholding taxation	(0.6)	(0.2)	(0.2)
– Controlled foreign company profits	(0.5)	(0.1)	
– Prior year adjustment	0.3	1.7	
STANDARD TAX RATE	29.0	30.0	30.0
Effective tax rate excluding (loss)/income from equity accounted investments, impairment charges and share of taxation thereon	30.2	29.2	23.1

	6-months ended 30 June 2006 Reviewed Rm	GROUP 12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
9. EARNINGS PER SHARE				
Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.				
Headline earnings (R million)	**1,559**	2,360	966	784
Weighted average number of ordinary shares in issue (million)	**307**	304	301	297
Adjusted for the shares held by the Kumba Management Share Trust (million)			(1)	(3)
Adjusted weighted average number of ordinary shares in issue (million)	**307**	304	300	294
Headline earnings per share (cents) (restated for 2005, 2004 and 2003)	**508**	776	322	267
For the diluted headline earnings per share the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the Management Share Scheme, net of shares held by the Scheme for releasing purposes. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue.				
Weighted average number of ordinary shares in issue (million) as calculated above	**307**	304	300	294
Adjusted for options and net purchased shares in terms of the Management Share Scheme (million)	**8**	7	2	2
Weighted average number of ordinary shares for diluted headline earnings per share (million)	**315**	311	302	296
Diluted headline earnings per share (cents) (restated for 2005, 2004 and 2003)	**495**	759	320	265
Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.				
Net profit attributable to ordinary shareholders	**1,067**	3,177	891	718
Weighted average number of ordinary shares in issue (million)	**307**	304	300	294
Basic earnings per share (cents) (restated for 2005, 2004 and 2003)	**348**	1,045	297	244
For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above.				
Diluted earnings per share (cents) (restated for 2005, 2004 and 2003)	**339**	1,022	295	242

For the six-month period ended 30 June 2006, certain shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.

10. **DIVIDEND**

The company declared an interim dividend of R1.80 per share for the six-month period ended 30 June 2006. The company also paid a final dividend during the six-month period for the 2005 financial year of R1.60 per share (2004: R0.90 per share, 2003: R0.60 per share) which totalled R490 million excluding STC (2004: R273 million; 2003: R177 million), which attracted STC of R61 million (2004: R34 million, 2003 R22 million). During September 2005 the company paid an interim dividend and a special dividend of R1.60 and R2.20 per share respectively, totalling R1 157 million, which attracted STC of R145 million.

			GROUP		
	Notes	**6-months ended 30 June 2006 Reviewed Rm**	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
11. **RECONCILIATION OF HEADLINE EARNINGS**					
Net profit attributable to ordinary shareholders		**1,067**	3,177	891	718
Adjusted for:					
– Impairment charges	7	**784**	28	35	2
– Share of associates goodwill amortisation	16			27	38
– Negative goodwill amortisation	15			(6)	21
– Excess of minority interest over cost of acquisition		**(36)**	(95)		
– Share of associates exceptional items	16			20	7
– Net (surplus)/deficit on disposal or scrapping of property, plant and equipment	5	**(19)**	2	48	(3)
– Net surplus on disposal of investments	5	**(21)**	(1,179)	(72)	
– Closure cost	5			35	
Minority interest on adjustments			(1)		
Taxation effect of adjustments		**(216)**	428	(12)	1
HEADLINE EARNINGS		**1,559**	2,360	966	784
HEADLINE EARNINGS PER SHARE (CENTS)	9				
– Basic (2005, 2004 and 2003 as previously reported)		**508**	781	339	264
– Basic restated for December 2005 and 2004 and June 2003			776	322	267
– Diluted (2005, 2004 and 2003 as previously reported)		**495**	763	337	262
– Diluted restated for December 2005 and 2004 and June 2003			759	320	265

12. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construc-tion Rm	Total Rm
GROUP								
2005								
Gross carrying amount								
Restated								
At beginning of year	144	1,023	121	1,820	7,890	1,285	590	12,873
Decommissioning of assets			1	15	50	6		72
IFRIC 4 adjustment – arrangements that contain a lease			(3)	115	(69)	(308)	(120)	(385)
Adjusted opening balance	144	1,023	119	1,950	7,871	983	470	12,560
Additions	4		2	56	251	1	756	1,070
Changes in decommissioning assets			3		2	9		14
Disposal of subsidiary					(16)			(16)
Disposals of items of property, plant and equipment	(4)		(4)	(23)	(162)		(1)	(194)
Reclassification to non-current assets held for sale	(5)		(8)					(13)
Exchange differences on translation	1	17		10	71	15	(1)	113
Other movements			1	(202)	534	120	(453)	
At end of year	140	1,040	113	1,791	8,551	1,128	771	13,534
Accumulated depreciation								
At beginning of year		170	70	529	2,985	545		4,299
Decommissioning of assets				3	15	4		22
IFRIC 4 adjustment – arrangements that contain a lease				13	(12)	(38)		(37)
Adjusted opening balance		170	70	545	2,988	511		4,284
Depreciation charges		37	7	108	611	59		822
Disposal of subsidiary					(2)			(2)
Accumulated depreciation on disposals of items of property, plant and equipment			(2)	(9)	(69)			(80)
Reclassification to non-current assets as held for sale			(5)					(5)
Exchange differences on translation		4		3	29	5		41
Other movements				(156)	165	(9)		
At end of year		211	70	491	3,722	566		5,060
Impairment of assets								
At beginning of year				8	89		1	98
Impairment reversals					(2)			(2)
Impairment charges		1		2				3
Disposals of items of property, plant and equipment				(8)	(78)		(1)	(87)
Disposals of subsidiaries					(12)			(12)
Exchange differences on translation					5			5
		1		2	2			5
Net carrying amount at end of year	140	828	43	1,298	4,827	562	771	8,469

12. **PROPERTY, PLANT AND EQUIPMENT (continued)**

2004 Restated	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construc-tion Rm	Total Rm
Gross carrying amount								
At beginning of period	141	1,056	120	1,609	7,143	1,071	858	11,998
Joint ventures now consolidated	3							3
Adjusted opening balance	144	1,056	120	1,609	7,143	1,071	858	12,001
Additions	8	3	9	184	829	16	347	1,396
Non-cash flow additions		4	1	6	31	25	191	258
Changes in decommissioning assets						(2)		(2)
Disposals of items of property, plant and equipment	(4)		(13)	(11)	(349)		(32)	(409)
Exchange differences on translation	(2)	(40)		(23)	(264)	(35)	(7)	(371)
Other movements	(2)		4	55	500	210	(767)	
At end of period	144	1,023	121	1,820	7,890	1,285	590	12,873
Accumulated depreciation								
At beginning of period		125	71	422	2,646	438		3,702
Depreciation charges	1	54	8	117	677	112		969
Accumulated depreciation on disposals of items of property, plant and equipment			(9)	(2)	(213)			(224)
Exchange differences on translation	(1)	(9)		(9)	(119)	(10)		(148)
Other movements				1	(6)	5		
At end of period		170	70	529	2,985	545		4,299
Impairment of assets								
At beginning of period					90	1		91
Impairment reversals					(90)	(1)		(91)
Impairment charges				9	94		1	104
Exchange differences on translation				(1)	(5)			(6)
				8	89		1	98
Net carrying amount at end of period	144	853	51	1,283	4,816	740	589	8,476

12. PROPERTY, PLANT AND EQUIPMENT (continued)

2003 Restated[1]	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construc-tion Rm	Total Rm
Gross carrying amount								
At beginning of year	107	685	126	1,029	4,662	676	975	**8,260**
Additions	21	6		165	660	37	497	**1,386**
Non-cash flow additions			1	3	24	24	103	**155**
Changes in decommissioning assets								
Acquisition of subsidiary	20	357	3	187	1,427	311	44	**2,349**
Disposals of items of property, plant and equipment	(9)	(3)	(10)	(3)	(65)	(4)		**(94)**
Discontinuing operation								
Exchange differences on translation	1	7		5	(80)	9		**(58)**
Other movements	1	4		223	515	18	(761)	
At end of year	141	1,056	120	1,609	7,143	1,071	858	**11,998**
Accumulated depreciation								
At beginning of year		27	73	296	1,785	288		**2,469**
Depreciation charges		30	6	60	381	52		**529**
Acquisition of subsidiary		66		65	556	98		**785**
Accumulated depreciation on disposals of items of property, plant and equipment			(8)	(1)	(41)	(3)		**(53)**
Discontinuing operation								
Exchange differences on translation		2		2	(35)	3		**(28)**
Other movements								
At end of year		125	71	422	2,646	438		**3,702**
Impairment of assets								
At beginning of year					80	1		**81**
Impairment reversals								
Impairment charges								
Exchange differences on translation					10			**10**
					90	1		**91**
Net carrying amount at end of year	141	931	49	1,187	4,407	632	858	**8,205**

1. Non-cash flow additions relates to capital expenditure of captive mines which is are financed by Mittal Steel South Africa.

	2005 Rm	2004 Rm	2003 Rm
The net carrying amount of machinery, plant and equipment includes:			
Assets held under finance leases (refer note 23)			
– Cost	**204**	55	101
– Accumulated depreciation	**36**	6	12
	168	49	89

For detail of property, plant and equipment pledged as security refer to Appendix 1.

The replacement value of assets for insurance purposes amounts to R18.8 billion (2004: R19.7 billion, 2003: R15.8 billion).

A register of land and buildings is available for inspection at the registered office of the company.

13. **BIOLOGICAL ASSETS**

	GROUP			
	Plantation Rm	**Livestock Rm**	**Game Rm**	**Total Rm**
2005				
Restated				
Carrying amount				
At beginning of period	6	10	15	**31**
Acquisitions				
Revaluation of plantations				
Gains arising from changes attributable to physical changes and price changes	1	2	2	**5**
Disposals		(5)		**(5)**
Reclassification to inventory	(1)		(2)	**(3)**
At end of period	6	7	15	**28**
Fair value of biological assets can be split as follows:				
Mature	4	7	14	**25**
Immature	3			**3**
	7	7	14	**28**

The plantation was valued by Mr J M Potgieter, an independent appraiser, on 8 December 2005.

2004 Restated	**Plantation Rm**	**Livestock Rm**	**Game Rm**	**Total Rm**
At beginning of year	6	7	16	**29**
Acquisitions			1	**1**
Gains arising from changes attributable to physical changes and price changes	1	5		**6**
Disposals		(2)		**(2)**
Reclassification to inventory	(1)		(2)	**(3)**
At end of year	6	10	15	**31**
Fair value of biological assets can be split as follows:				
Mature	1	10	15	**26**
Immature	5			**5**
	6	10	15	**31**

2003 Restated	**Plantation Rm**	**Livestock Rm**	**Game Rm**	**Total Rm**
At beginning of year		5	13	**18**
Acquisitions	1		3	**4**
Revaluation of plantations	6			**6**
Gains arising from changes attributable to physical changes and price changes		3	2	**5**
Disposals		(1)	(1)	**(2)**
Reclassification to inventory	(1)		(1)	**(2)**
At end of year	6	7	16	**29**

Plantations consist of wattle and blue gum trees.

Livestock consists of cattle, sheep and goats.

Game consists of rhino, buffalo, warthog, giraffe, ostrich and a large variety of antelope.

	GROUP		
	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
14. INTANGIBLE ASSETS			
Patents, licences and franchise			
Gross carrying amount			
At beginning of period	105	117	
Additions	11		
Acquisition of subsidiary			117
Disposal of subsidiary	(12)		
Intangible assets written off	(29)		
Exchange differences	6	(12)	
At end of period	81	105	117
Accumulated amortisation			
At beginning of period	23	19	
Acquisition of subsidiary			16
Disposal of subsidiary	(1)		
Intangible assets written off	(7)		
Amortisation charge	4	8	3
Exchange differences	1	(4)	
At end of period	20	23	19
Impairment charge			
At beginning of period	11		
Exchange differences	1		
Charge for the period	20	11	
Disposal of subsidiary	(11)		
Intangible assets written off	(21)		
At end of period		11	
Net carrying amount at end of year	61	71	98

	GROUP		
	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
15. GOODWILL			
Positive goodwill			
At beginning of period			23
Amortisation charge			(23)
At end of period			
Comprising:			
Cost	243	243	243
Accumulated amortisation	243	243	243
Negative goodwill			
At beginning of period	(53)	(80)	
Derecognised, adjusted to opening balance of retained earnings	53		
Acquisition of subsidiary			(82)
Exchange differences		21	
Amortisation		6	2
At end of period		(53)	(80)
Derecognised negative goodwill comprises:			
Cost	(61)	(61)	(82)
Accumulated amortisation	8	8	2
	(53)	(53)	(80)

The negative goodwill, which arose during 2003, resulted from the Acquisition of Ticor Limited and was previously being amortised over 12.7 years. It was adjusted against opening retained income in accordance with IFRS 3 (note 2).

	GROUP 2005 Rm	2004 Rm	2003 Rm
16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES			
ASSOCIATED COMPANIES			
– Listed		6	100
– Unlisted	93	72	1
	93	78	101
JOINT VENTURES (Unlisted)			
– Incorporated	2		
– Unincorporated		7	7
	2	7	7
Total	**95**	85	108

Refer to Appendix 2 for market and directors' valuations of investments.

	ASSOCIATE COMPANIES Investments 2005 Rm	Loans 2005 Rm	Total 2005 Rm
At beginning of year	78		78
Additional interests acquired			
Reclassification as associate	2		2
Reclassification as non-current asset held for sale	(2)		(2)
Net share of results*	7		7
– Share of results after taxation	7		7
– Share of exceptional items			
– Share of goodwill			
Exchange difference adjustments	8		8
AT END OF YEAR (Appendix 2)	93		93

	JOINT VENTURES Investments 2005 Rm	Loans 2005 Rm	Total 2005 Rm
At beginning of year	7		7
Movement in indebtedness from joint ventures		2	2
Impairment charges	(7)		(7)
AT END OF YEAR (Appendix 2)		2	2

16. **INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)**

Restated	ASSOCIATE COMPANIES Investments 2004 Rm	Loans 2004 Rm	Total 2004 Rm
At beginning of period as previously disclosed	62	39	101
Reclassification as associate	14	(1)	13
Joint ventures now consolidated			
Restated opening balance	76	38	114
Reclassification as financial asset		(35)	(35)
Additional interests acquired	85		85
Movement in indebtedness to/from associated companies/repayments		(2)	(2)
Disposals	(21)		(21)
Net share of results*	(42)		(42)
– Share of results after taxation	5		5
– Share of exceptional items	(20)		(20)
– Share of goodwill	(27)		(27)
Exchange difference adjustments	(20)	(1)	(21)
AT END OF PERIOD (Appendix 2)	78		78

	JOINT VENTURES Investments 2004 Rm	Loans 2004 Rm	Total 2004 Rm
At beginning of period as previously disclosed	18		18
Joint ventures now consolidated	(10)		(10)
Exchange difference adjustments	(1		(1)
AT END OF YEAR (Appendix 2)	7		7

Restated	ASSOCIATE COMPANIES Investments 2003 Rm	Loans 2003 Rm	Total 2003 Rm
At beginning of year as previously stated	1,142	13	1,155
Reclassification as associate			
Reclassification as financial asset			
Acquisitioning of controlling interest in associate, now consolidated	(966)		(966)
Additional interests acquired	44		44
Movement in indebtedness to/from associated companies/repayments		28	28
Disposals	(1)		(1)
Net share of results*	(20)		(20)
– Share of results after taxation	25		25
– Share of exceptional items	(7)		(7)
– Share of goodwill	(38)		(38)
Dividends paid	(33)		(33)
Exchange difference adjustments	(179)	(2)	(181)
Share of reserve movements in the year	77		77
Impairment loss	(2)		(2)
AT END OF YEAR (Appendix 2)	62	39	101

16. **INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)**

	JOINT VENTURES		
	Investments 2003 Rm	Loans 2003 Rm	Total 2003 Rm
At beginning of year	29		29
Joint ventures previously equity accounted now proportionately consolidated	(10)		(10)
Share of results after taxation	12		12
Dividends paid	(16)		(16)
Exchange difference adjustments	(8)		(8)
AT END OF YEAR (Appendix 2)	7		7

	Restated 2005 Rm	Restated 2004 Rm	Restated 2003 Rm
Aggregate post-acquisition reserves:			
– Associate companies	(62)	(80)	3
– Joint ventures	1,863	1,710	8
Total	1,801	1,630	11

* Income from equity accounted investments post tax,as disclosed in the income statement, amounted to R7 million (2004: loss R42 million; 2003: loss of R20 million).

	GROUP		
	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
17. **SUBSIDIARIES**			
Aggregate attributable after tax profits and losses of subsidiaries:			
– Profits	12,805	8,052	6,288
– Losses	(6,992)	(5,042)	(4,246)
18. **FINANCIAL ASSETS**			
Environmental Rehabilitation Trust Asset	257	183	143
Long-term receivables	40	50	50
Investments (Appendix 2)	95	53	79
	392	286	272

	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
	GROUP		
19. INVENTORIES			
Finished products	398	365	377
Work-in-progress	625	603	602
Raw materials	165	131	131
Plant spares and stores	285	240	227
Merchandise	8	9	32
Reclassification as biological assets			(23)
	1,481	1,348	1,346

Included above are inventories relating to the Ticor SA project which might be sold or utilised in production over more than twelve months. Included in merchandise are biological assets classified as inventories.

Inventory sold in which delivery is delayed at the buyer's request, but the buyer takes title amounted to R nil (2004: R25 million, 2003: R nil).

20. TRADE AND OTHER RECEIVABLES			
Trade receivables	1,948	1,118	1,136
Other receivables	95	156	234
Derivative instruments	23	91	28
	2,066	1,365	1,398

21. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE			
Property, plant and equipment	9		
Investments in associates and joint ventures	2		
At end of period	11		

	At 31 December 2005 Restated Rm	GROUP At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
22. SHARE CAPITAL			
SHARE CAPITAL AT PAR VALUE			
Authorised			
500 000 000 ordinary shares of R0.01 each	5	5	5
Issued			
306 162 251 (301 854 211) ordinary shares of R0.01 each	3	3	3
Share premium	2,941	2,809	2,677
Shares held by Kumba Management Share Trust	(4)		(33)
Total	2,940	2,812	2,647

The Kumba Management Share Trust has been consolidated.

RECONCILIATION OF AUTHORISED SHARES NOT ISSUED (million)			
Number of authorised unissued ordinary shares at beginning of period	198	203	203
Number of shares issued during the period	(4)	(5)	
Number of unissued authorised shares at end of period	194	198	203

The following resolutions pertain to the unissued ordinary shares under the control of the directors until the forthcoming annual general meeting:

1. Subject to the provisions of the Companies Act 61 of 1973, as amended ("the Act"), and the requirements of the JSE Limited ("JSE"), the directors be and are hereby authorised to allot and issue at their discretion such number of the remaining authorised but unissued ordinary shares of one cent each in the capital of the Company as may be required to be allotted and issued pursuant to the Share Incentive Scheme ("the Scheme").

2. Directors are authorised to issue the unissued ordinary shares of one cent each in the capital of the Company (after setting aside so many shares as may be required to be allotted and issued by the Company pursuant to the Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:

- this authority shall not extend beyond the next annual general meeting or 15 months from the date of this annual general meeting, whichever date is earlier;
- a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
- the shares be issued to public shareholders as defined by the JSE and not to related parties;
- any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
- in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the thirty days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said 30-day period a ruling will be obtained from the committee of the JSE.

22. **SHARE CAPITAL (continued)**

3. Directors are authorised to acquire from time to time shares issued by the Company, provided:

- that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;
- that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
- that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;
- that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;
- that at any one time, the company may only appoint one agent to effect any repurchase;
- that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;
- that shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase.

The above authorities are valid until the next Annual General Meeting.

	GROUP		
	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
23. INTEREST BEARING BORROWINGS			
NON-CURRENT BORROWINGS			
Summary of loans by financial year of redemption			
2003			
2004			407
2005		784	697
2006	677	556	1,126
2007	923	865	273
2008	476	234	705
2009	210	676	
2010 onwards	601		
Total non-current borrowings (Appendix 1)	2,887	3,115	3,208
Current portion included in current liabilities	(677)	(784)	(407)
Total	2,210	2,331	2,801

Details of interest rates payable on borrowings are shown in Appendix 1.

INTEREST BEARING BORROWINGS			
Non-current borrowings	2,210	2,331	2,801
Short-term borrowings	234	52	130
Current portion of non-current borrowings	677	784	407
Total short-term borrowings	911	836	537
Total	3,121	3,167	3,338
Included in the above interest bearing borrowings are obligations relating to finance leases (note 12). Details are:			
Minimum lease payments:			
– Less than 1 year	48	15	30
– More than 1 year and less than 5 years	230	1	27
– More than 5 years	3,571		
– Total	3,849	16	57
– *Less:* Future finance charges	3,610	1	7
Present value of lease liabilities	239	15	50
Representing lease liabilities:			
– Current	(8)	14	25
– Non-current (more than 1 year and less than 5 years)	(33)	1	25
– Non-current (more than 5 years)	280		
Total	239	15	50

	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
	GROUP		
24. OTHER LONG-TERM PAYABLES			
Other long-term payables: Mittal Steel (South Africa) captive mines	–	607	386
Other long-term payables	–	2	2
	–	609	388

Mittal Steel (South Africa) has funded the capital expenditure at the Thabazimbi and Tshikondeni captive mines in terms of supply agreements. The funds are repayable over the life of the mine as specified in the supply agreements.

Due however to the application of IFRIC 4 as set out in note 2, the long-term payable obligation to Mittal Steel (South Africa) has been set-off against the finance lease debtor.

25. PROVISIONS

	Environmental rehabilitation Rm	Decommissioning Rm	Restructuring Rm	Total Rm
GROUP				
For the year ended 31 December 2005 – Restated				
At beginning of year	611		8	619
Reclassification of opening balance	(81)	123		42
Charge to income statement	19	11	17	47
Unused amounts reversed				
Interest adjustment	33	9		42
Provisions capitalised to property, plant and equipment		13		13
Acquisition of subsidiary				
Utilised during year	(10)		(2)	(12)
Other movements				
Exchange differences				
At end of year	572	156	23	751
Current portion included in current liabilities	(18)		(6)	(24)
Total non-current provisions	554	156	17	727
For the year ended 31 December 2004 – Restated				
At beginning of period as previously stated	513		21	534
Charge to income statement	55			55
Interest adjustment	69			69
Provisions capitalised to property, plant and equipment	(2)			(2)
Acquisition of subsidiary				
Utilised during year	(21)		(13)	(34)
Exchange differences	(3)			(3)
At end of year	611		8	619
Current portion included in current liabilities	(12)		(8)	(20)
Total non-current provisions	599			599

25. **PROVISIONS (continued)**

	Environmental rehabilitation Rm	Decommissioning Rm	Restructuring Rm	Total Rm
For the year ended 30 June 2003 – Restated				
At beginning of period – restated	286		32	318
Charge to income statement	20			20
Interest adjustment	4			4
Provisions capitalised to property, plant and equipment	15			15
Acquisition of subsidiary	39			39
Utilised during year	(2)		(11)	(13)
Prior year adjustment	151			151
At end of year	513		21	534
Current portion included in current liabilities	(18)		(10)	(28)
Total non-current provisions	495		11	506

ENVIRONMENTAL REHABILITATION

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the Fund amounted to R257 million in 2005, R183 million in 2004 and R143 million in 2003 at period end. This amount is included in the financial assets of the group. Cash flows will take place when the mines are rehabilitated.

DECOMMISSIONING

During 2005 the environmental rehabilitation provision was reclassified into two separate provisions, namely the environmental rehabilitation provision and the decommissioning provision. The opening balance was adjusted to reflect the split. The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events.

Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

RESTRUCTURING

The liability includes accruals for plant and facility closures, including the dismantling costs thereof, and employee termination costs, in terms of announced restructuring plans for the Durnacol Mine.

Provision is made on a piecemeal basis, only for those restructuring obligations supported by a formally approved plan.

The restructuring will be completed within the next ten years.

	GROUP		
	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
26. DEFERRED TAXATION			
The movement on the deferred taxation account is as follows:			
At beginning of period as previously stated	782	706	766
Effect of prior year adjustments	(17)		(180)
Restated balance	765	706	586
Acquisition of subsidiary			49
Prior year adjustments			2
Non-distributable reserve charge			
– current	(4)	56	35
Income statement charge – current (note 8)	(110)	32	34
– IFRIC 4 adjustment	(5)		
– prior	28	(12)	
– rate change	(29)		
At end of period	645	782	706
Comprising:			
Deferred taxation liabilities			
– Property, plant and equipment			
– As previously disclosed	1,011	1,158	1,248
– IFRIC 4 adjustment – arrangements that contains a lease	(174)		
– Lease debtor	152		
– Foreign taxation to be set-off for group tax entity		(102)	(147)
– Foreign taxation losses carried forward	(5)	(26)	
– Inventories	13	20	19
– Leave pay accrual	(36)	(41)	(34)
– Provisions	(2)	(3)	(53)
– Adjustment on foreign loan	40	41	(1)
– Environmental rehabilitation asset	67	34	20
– Decommissioning provision	(20)	(13)	
– Environmental rehabilitation provision	(60)	(42)	
– Prepayments	3	2	10
– Unrealised profits		24	1
– Bad debt re-assessment			(2)
– Assessed losses	(5)	(12)	(6)
	984	1,040	1,055

	GROUP		
	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
26. DEFERRED TAXATION (continued)			
Deferred taxation assets			
– Provisions	(37)	(31)	(10)
– Property, plant and equipment	281	186	199
– Environmental rehabilitation asset	3	5	3
– Decommissioning provision	(2)	(7)	
– Environmental rehabilitation provision	(24)	(19)	(15)
– Inventories			(1)
– Bad debt re-assessment	(1)	(1)	(181)
– Leave pay accrual	(19)	(14)	(10)
– Prepayments	1	2	7
– Taxation losses carried forward	(365)	(221)	(242)
– Foreign taxation losses carried forward	(176)	(260)	(246)
– Foreign taxation losses to be set-off for group tax entity		102	147
	(339)	(258)	(349)
	645	782	706
CALCULATED TAXATION LOSSES			
Tax losses utilised to reduce deferred taxation against South African taxable income included above	1,276	777	827
Tax losses utilised to reduce deferred taxation against foreign taxable income included above	599	899	820

The total deferred taxation assets raised with regard to assessed losses amounts to R551 million (2004: R519 million, 2003: R494 million), and is mainly attributable to the ramp-up phase of the heavy minerals project.

27. TRADE AND OTHER PAYABLES			
Trade payables	685	453	597
Other payables	494	378	399
Leave pay accrual	224	212	146
Derivative instruments	65	18	17
	1,468	1,061	1,159

	GROUP 12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm

28. NOTES TO THE CASH FLOW STATEMENT

28.1 Cash retained from operations

	2005 Rm	2004 Rm	2003 Rm
Net operating income/(loss)	4,920	1,845	1,204
Adjusted for non-cash movements			
– Prior year adjustment		4	
– Depreciation and amortisation	826	933	523
– Impairment charges	28	35	2
– Negative goodwill amortisation		(6)	(3)
– Excess over cost of acquisition of minority interest	(95)		24
– Provisions	47	55	59
– Foreign exchange revaluations and fair value adjustments	(56)	(19)	72
– Reconditionable spares usage	6	11	8
– Net deficit on disposal or scrapping of property, plant and equipment	(4)	37	(12)
– Net surplus on disposal of investments	(1,179)	(72)	
– Share-based payment expenses	38	30	
– Contingent rent	(42)		
Cash generated by operations	4,489	2,853	1,877
Working capital movements			
– Increase in inventories	(143)	(42)	(108)
– Increase in trade and other receivables	(532)	(242)	(13)
– (Increase)/Decrease in non-current financial assets	(157)	(23)	32
– Increase/(Decrease) in trade and other payables	219	149	(204)
– Utilisation of provisions (note 25)	(12)	(34)	(28)
	3,864	2,661	1,556

28.2 Income from equity accounted investments

	2005 Rm	2004 Rm	2003 Rm
Income from equity accounted investments as per income statement	7	(42)	(20)
Dividends received from equity accounted investments			33
Less: Non-cash flow income from equity accounted investments	(7)	42	20
			33

28.3 Net financing costs

	2005 Rm	2004 Rm	2003 Rm
Net financing costs as per income statement	(282)	(424)	(244)
Financing costs not involving cash flow (note 25)	93	69	4
	(189)	(355)	(240)

		GROUP	
	12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
28.4 Normal taxation paid			
Amounts unpaid at beginning of year	(182)	(94)	(223)
Prior year adjustment		(8)	
Adjusted opening balance	(182)	(102)	(223)
Amounts charged to the income statements	(1,522)	(403)	(183)
Arising on translation of foreign entities	110	10	2
Amounts unpaid at end of year	773	182	94
	(821)	(313)	(310)
28.5 Dividends paid			
Amounts unpaid at beginning of year			
Dividends declared and paid	(1,430)	(344)	(249)
Dividends declared and paid by subsidiaries to minorities	(17)	(17)	(34)
Amounts unpaid at end of year			
	(1,447)	(361)	(283)
28.6 Investments to maintain operations			
Replacement of property, plant and equipment	(353)	(526)	(234)
Reconditional spares	(36)	(45)	(30)
	(389)	(571)	(264)
28.7 Investments to expand operations			
Expansion and new technology	(655)	(825)	(1,122)
28.8 Investment in other non-current assets			
Increase in associates, joint ventures and other investments	(3)	(93)	(36)
Increase in investments in subsidiaries	(1,174)	(3)	
	(1,177)	(96)	(36)

	GROUP 12-months ended 31 December 2005 Restated Rm	18-months ended 31 December 2004 Restated Rm	12-months ended 30 June 2003 Restated Rm
28.9 Foreign currency translation reserve			
At beginning of year	(121)	169	636
Closing balance	(30)	(121)	169
Movement	91	(290)	(467)
Transfers from/(to) non-distributable reserves	30	(4)	107
Unrealised (losses)/profits in relation to foreign transactions	(30)	14	(55)
Revaluation of long-term loans	(82)	(217)	(21)
Less: Arising on translation of foreign entities:	(71)	(434)	(450)
– inventories	16	(41)	(17)
– accounts receivable	71	(117)	(110)
– financial assets	(5)	(15)	(4)
– derivatives			
– accounts payable	(77)	101	128
– utilisation of provision		6	
– taxation paid	(21)	10	2
– dividends paid	7	(1)	3
– fixed assets acquired	67	(215)	(71)
– intangible assets	4	(9)	
– proceeds from investments sold			
– investments acquired	(115)	(120)	(211)
– long-term loans	(4)	(35)	(172)
– short-term loans	(9)	2	2
– minority loans	(56)		
– share capital	51		
	80	(63)	14

29. FINANCIAL INSTRUMENTS

The centralised corporate treasury function (other than Ticor (Pty) Limited which operates on a decentralised basis, but within the approved group policies) provides services to all the businesses in the group, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the group's operations.

The group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency, interest rates and base metal prices. Currency and interest rate exposure is managed within board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency, interest rate and base metal price exposures. Compliance with group policies and exposure limits is reviewed by the internal auditors on a continuous basis and they report the results to the board audit committee.

29.1 Foreign currency risk management

The group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts ("FECs"), currency options and currency swap agreements.

The group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of natural hedges arising from export revenue as well as through FECs. Trade-related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

In respect of a US$60 million (2004: US$105 million) loan liability of Ticor (Pty) Limited, a natural hedge exists between US$ revenue and US$ borrowings.

Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

Material FECs and currency options, which relate to specific balance sheet items, that do not form part of a hedging relationship or for which hedge accounting was not applied at 31 December 2005 and 31 December 2004 and 30 June 2003, are summarised as follows:

FOREIGN CURRENCY 2005	**Foreign amount million**	**Market-related value Rm**	**Contract value Rm**	**Recognised fair value gains/(losses) Rm**
Exports				
United States Dollar – FECs	40	256	267	10
United States Dollar – Put Options	1	6	7	
United States Dollar – Call Options	1	7	7	
Loans				
United States Dollar[1]	100	633	681	(49)
FOREIGN CURRENCY				
2004				
Exports				
United States Dollar – FECs	37	209	255	46
Attributable to minorities				(18)
Loans				
United States Dollar[1]	100	566	681	(115)
Imports				
United States Dollar – FECs	1	3	3	
Euro – FECs	1	9	9	
Australian Dollars – FECs	1	6	7	(1)
FOREIGN CURRENCY				
2003				
Exports				
United States Dollar – FECs	68	516	530	14

[1] Kumba entered into a syndicated loan of US$150 million, of which US$100 million was drawn down at 31 December 2005 (2004: US$100 million).

The fair value profit of R49 million (2004: R115 million) of the liability has been accounted for in foreign exchange profits.

The amount drawn down has been hedged by entering into a cross-currency swap.

The fair value of the cross-currency swap is included in the table above.

29.1 **Foreign currency risk management (continued)**

The group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2005, 31 December 2004 and 30 June 2003 are as follows:

FOREIGN CURRENCY 2005	Foreign amount million	Market-related value Rm	Contract value Rm	Recognised fair value in equity Rm
Exports[1]				
Imports				
United States Dollar – FECs	2	13	14	(1)
Euro – FECs	10	79	84	(5)
Japanese Yen – FECs	514	27	30	(3)
Attributable to minorities				(7)

Note: Unrealised exchange gains or losses amounting to R11.5 million (31 December 2004: R41 million) arising from the revaluation of Ticor (Pty) Limited's foreign currency loans which are a natural hedge against specific future export sales revenue, are recognised in equity as hedge accounting has been applied.

FOREIGN CURRENCY 2004	Foreign amount million	Market-related value Rm	Contract value Rm	Recognised fair value in equity Rm
Exports[1]				
United States Dollar – FECs	8	43	48	5
United States Dollar – Put Options	7	40	50	10
United States Dollar – Call Options	7	40	50	10
Attributable to minorities				(12)
Taxation on items charged directly to equity				(7)
Imports				
United States Dollar – FECs	3	18	20	(2)
Euro – FECs		3	3	
FOREIGN CURRENCY				
2003				
Exports[1]				
United States Dollar – FECs	88	653	701	48
United States Dollar – Put Options				
United States Dollar – Call Options	14	104	112	8
Attributable to minorities				(27)
Loans[2]				
United States Dollar – FECs	5	41	37	4
Imports				
United States Dollar – FECs	16	117	128	(11)
Euro – FECs	8	66	72	(6)
Japanese yen – FECs	6	1		1
Swedish krona – FECs				
German mark – FECS				
Danish krone – FECs	7	8	9	(1)
Australian dollars – FECs		1	1	
Great Britain pounds – FECs				

Note: Unrealised exchange gains or losses amounting to R41 million in 2004 (2003: R45 million) arising from the revaluation of Ticor Limited's foreign currency loans which are a natural hedge against specific future export sale revenue, are recognised in equity as hedge accounting has been applied.

[1] Recognised fair value in equity to be released to income statement within six months.

[2] Recognised fair value in equity to be released to income statement within three years.

Uncovered debtors at 31 December 2005 amount to US$171 million (2004: US$62 million). All capital imports were fully hedged.

Imports (other than capital imports) not fully hedged amount to US$2 million (2004: US$1.5 million) and AU$3 million (2004: AU$ nil).

Monetary items have been translated at the closing rate at the last day of the reporting period US$1:R6,325 (2004: US$1:R5,6525, 2003: US$1:R7,425).

29.2 Price hedging

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or direct with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales at Rosh Pinah Zinc Corporation (Pty) Limited and Kumba Base Metals Limited to secure operating margins and reduce cash flow volatility. The forward hedged position at balance sheet date is shown below:

2005	**Tons**	**Market-related value Rm**	**Contract value Rm**	**Recognised losses Rm**
Recognised transactions	4,600	55	49	(6)

2004	**Tons**	**Market-related value Rm**	**Contract value Rm**	**Recognised gains/(losses) Rm**
Recognised transactions	1,335	9	9	

2003	**Tons**	**Market-related value Rm**	**Contract value Rm**	**Recognised gains/(losses) Rm**
Recognised transactions	750	4	4	

29.3 Interest rate risk management

The group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A proportion of term borrowings was entered into at floating interest rates in anticipation of a decrease in the interest rate cycle.

The interest rate repricing profile is summarised below:

At 31 December 2005:	**1 – 6 months Rm**	**7 – 12 months Rm**	**Beyond 1 year Rm**	**Total borrowings Rm**
Term borrowings	1,349		1,300	2,649
Call borrowings	225			225
Percentage of total borrowings	55		45	100

At 31 December 2004:	**1 – 6 months Rm**	**7 – 12 months Rm**	**Beyond 1 year Rm**	**Total borrowings Rm**
Term borrowings	815		2,300	3,115
Call borrowings	52			52
Percentage of total borrowings	27		73	100

29.3 Interest rate risk management (continued)

At 30 June 2003:	1 – 6 months Rm	7 – 12 months Rm	Beyond 1 year Rm	Total borrowings Rm
Term borrowings	911		2,297	3,208
Call borrowings	130			130
Percentage of total borrowings	31		69	100

The group makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings. The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts were as follows:

At 31 December 2005:	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
Local:						
Interest rate derivatives up to 1 year:						
– Interest rate swaps	41		3m Jibar + 1.625% margin	10.43		(0.40)
Interest rate derivatives beyond 1 year:						
– Interest rate swaps	85	3m Jibar + 3.06% margin			12.41	2.60
Foreign:						
Interest rate derivatives beyond 1 year:						
– Cross-currency swaps	$30m	3m Jibar + 0.95% margin	3m Libor + 0.7% margin			(12.60)
	$20m	3m Jibar + 0.91% margin	3m Libor + 0.7% margin			(8.30)
	$15m	3m Jibar + 0.90% margin	3m Libor + 0.7% margin			(8.20)
	$15m	3m Jibar + 0.90% margin	3m Libor + 0.7% margin			(8.20)
	$10m	3m Jibar + 0.88% margin	3m Libor + 0.7% margin			(5.40)
	$10m	3m Jibar + 0.89% margin	3m Libor + 0.7% margin			(5.40)

At 31 December 2004:	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
Local:						
Interest rate derivatives up to 1 year:						
– Interest rate swaps	200	3m Jibar + 1% margin			13.00	9.20
	100		3m Jibar + 1% margin	10.00		(1.80)
	100		3m Jibar + 1% margin	10.00		(1.90)
	113		3m Jibar + 3.06% margin	12.10		(1.80)
Interest rate derivatives beyond 1 year:						
– Interest rate swaps	113	3m Jibar + 3.06% margin			12.41	4.20
	125	3m Jibar + 1.625% margin	3m Jibar + 1.625% margin	10.43		(2.00)

At 31 December 2004 (continued):	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
Foreign:						
Interest rate derivatives beyond 1 year:						
– Cross- currency swaps	$30m	3m Jibar + 0.95% margin	3m Libor + 0.7% margin			(32.80)
	$20m	3m Jibar + 0.91% margin	3m Libor + 0.7% margin			(21.80)
	$15m	3m Jibar + 0.90% margin	3m Libor + 0.7% margin			(18.30)
	$15m	3m Jibar + 0.90% margin	3m Libor + 0.7% margin			(18.30)
	$10m	3m Jibar + 0.88% margin	3m Libor + 0.7% margin			(12.10)
	$10m	3m Jibar + 0.89% margin	3m Libor + 0.7% margin			(12.10)

At 30 June 2003:	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
Interest rate derivatives up to 1 year:						
– Interest rate flexi-swaps	200	3m Jibar + 1% margin		13.00		13.20

29.4 Maturity profile of financial statements

The maturity profiles of financial assets and liabilities at 31 December 2005, 31 December 2004 and 30 June 2003 are summarised as follows:

(The derivative instruments reflect the contract amounts.)

At 31 December 2005	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	> 5 years Rm	Total Rm
Assets					
Financial assets		32	65	295	392
Cash and cash equivalents	1,483				1,483
Trade and other receivables	2,066				2,066
Liabilities					
Interest bearing borrowings	911	923	952	335	3,121
Trade and other payables	1,468				1,468
	1,170	(891)	(887)	(40)	(648)
Percentage profile	(181)	138	137	(6)	100

At 31 December 2004	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	> 5 years Rm	Total Rm
Assets					
Financial assets		39	61	186	286
Cash and cash equivalents	1,297				1,297
Trade and other receivables	1,365				1,365
Liabilities					
Interest bearing borrowings	836	556	1,099	676	3,167
Trade and other payables	1,061				1,061
	765	(517)	(1,038)	(490)	(1,280)
Percentage profile	(59)	40	81	38	100

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	> 5 years Rm	Total Rm
Derivative instruments at 31 December 2005 (included in the above)					
Recognised transactions					
– Buy			681		681
– Sell	329				329
Forecasted transactions					
– Buy	129				129
Derivative instruments at 31 December 2004 (included in the above)					
Recognised transactions					
– Buy	19		681		700
– Sell	255				255
Forecasted transactions					
– Buy	23				23
– Sell	147				147
Derivative instruments at 30 June 2003 (included in the above)					
Recognised transactions					
– Buy					
– Sell	530				530
Forecasted transactions					
– Buy	222	5	26		253
– Sell	330	371	112		813

29.5 Fair value of financial instruments

At 31 December 2005 and 2004, and at 30 June 2003, the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

	Carrying value			Fair value		
	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
Assets						
Financial assets	392	286	272	392	286	272
Cash and cash equivalents	1,483	1,297	977	1,483	1,297	977
Trade and other receivables	2,066	1,365	1,398	2,066	1,365	1,398
Liabilities						
Non-current interest bearing borrowings	2,210	2,331	2,801	2,117	2,158	2,855
Current interest bearing borrowings	911	836	537	1,027	987	560
Trade and other payables	1,468	1,061	1,159	1,468	1,061	1,159

Liabilities

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analyses using the applicable yield curve for the duration of the borrowing.

Derivative instruments

Comprise forward exchange contracts, currency options, interest rate collars and swaps as well as zinc forward contracts.

The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices.

Where such prices are not available, use is made of discounted cash flow analyses using the applicable yield curve for the duration of the instruments.

	31 December 2005 Restated Rm	31 December 2004 Restated Rm	30 June 2003 Restated Rm
At 31 December 2005, the negative R52 million (2004: R41 million, 2003: R70 million) fair value of instruments is made up of:			
– Favourable contracts	11	84	88
– Unfavourable contracts	63	125	18

When an anticipated future transaction has been hedged and the underlying position has not been recognised in the financial statements, any change in fair value of the hedging instrument is recognised directly in equity.

29.6 **Credit risk management**

Credit risk relates to potential exposure on cash and cash equivalents, investments, trade receivables and hedged positions. The group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade debtors consist of a number of customers, with whom Kumba has long-standing relationships. A high portion of term supply arrangements exists with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

	At 31 December 2005 Restated %	At 31 December 2004 Restated %	At 30 June 2003 Restated %
Detail of the credit risk exposure above 5%:			
By industry			
Manufacturing (including structural metal)	95	91	91
Public utilities	5	7	7
Other		2	2
	100	100	100
By geographical area			
South Africa	28	30	29
Asia	32	22	26
Europe	21	20	18
Australia		1	10
USA	17	23	11
Other	2	4	6
	100	100	100

29.7 **Liquidity risk management**

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

	At 31 December 2005 Restated %	At 31 December 2004 Restated %	At 30 June 2003 Restated %
Borrowing capacity is determined by the directors in terms of the Articles of Association, from time to time:			
Amount approved	7,377	5,289	4,895
Total borrowings	2,874	3,167	3,338
Unutilised borrowing capacity	4,503	2,122	1,557

In line with the reduction in debt and the strengthening of the group's capital base, the borrowing powers of the company and the group were set at 100% of shareholders' funds for the 2005 financial period (2004: 100%, 2003: 100%).

30. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

ASSOCIATES AND JOINT VENTURES

Details of investments in associates and joint ventures are disclosed in note 16 and Annexure 2 whilst income is disclosed in note 16. Interest income from joint ventures of R3 million for 2005 (2004: R6 million, 2003: R nil) is included in net financing costs (note 6).

The group purchased goods and services to the value of R9 million for 2005 (2004: R133 million, 2003: R123 million) from, and sold goods to the value of R nil for 2005 (2004: R nil; 2003: R nil) to associates and joint ventures.

The outstanding balances at year-end are as follows:

- Included in trade and other receivables (note 20) R4 million for 2005 (2004: R20 million, 2003: R4 million).
- Included in trade and other payables (note 27) R nil for 2005 (2004: R6 million, 2003: R8 million).
- Included in cash and cash equivalents R64 million for 2005 (2004: R39 million, 2003: R nil million).
- Included in the carrying value of associates and joint ventures (note 16) are long-term loans of R2 million for 2005 (2004: R1 million, 2003: R39 million).
- Included in long-term debtors R nil for 2005 (2004: R nil; 2003: R nil) (note 18).
- Included in financial assets R nil for 2005 (2004: R21 million, 2003 R nil) (note 18).

SUBSIDIARIES

Details of income from, and investments in, subsidiaries are disclosed in note 17 and Annexure 3.

Corporate service fee from subsidiaries

	12 months ended 31 December 2005 Restated Rm	18 months ended 31 December 2004 Restated Rm	12 months ended 30 June 2003 Restated Rm
The following corporate service fees were received by Kumba Resources Limited for essential services rendered:			
Sishen Iron Ore Company (Pty) Limited	170	236	220
Kumba Coal (Pty) Limited	55	115	69
Kumba Base Metals Limited	19		7
	244	351	296

Completion guarantees

Kumba Resources Limited provides completion guarantees on behalf of Ticor South Africa (Pty) Limited and Ticor South Africa/KZN (Pty) Limited to an amount of R869 million.

On consolidation the guarantees are eliminated as the liabilities of Ticor South Africa (Pty) Limited and Ticor South Africa KZN (Pty) Limited are consolidated onto the group balance sheet.

SPECIAL PURPOSE ENTITIES

The group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

Entity	Nature of business
Ferrosure (Isle of Man) Insurance Company Limited[1]	Offshore insurance captive
Ferrosure (South Africa) Insurance Company Limited	Insurance captive
Kumba Environmental Rehabilitation Fund	Trust fund for mine closure
Merrill Lynch Isle of Man PCC Limited	Offshore insurance captive
Minco Leasing Limited	Financing company
Oreco Leasing Limited	Financing company
Vulcan Leasing Limited	Financing company
Kumba Resources Management Share Trust	Management share incentive trust

[1] Novated to Merrill Lynch Isle of Man PCC Limited on 1 January 2005.

DIRECTORS

Details relating to directors' emoluments and shareholdings (including options) in the Company are disclosed in the report of the directors in the published annual report.

SENIOR EMPLOYEES

Details relating to option and share transactions are disclosed in note 32.

KEY MANAGEMENT PERSONNEL

For Kumba Resources Limited, other than the executive and non-executive directors, no other key management personnel were identified.

For the group, the directors of the major subsidiaries have been identified as being key management personnel. The major subsidiaries are considered to be the following:

Sishen Iron Ore Company (Pty) Limited;

Kumba Coal (Pty) Limited;

Ticor South Africa (Pty) Limited;

Ticor South Africa KZN (Pty) Limited;

Ticor (Pty) Limited;

Kumba Base Metals Limited; and

Kumba International BV.

	12 months ended 31 December 2005 Rm	18 months ended 31 December 2004 Rm
Short-term employee benefits	36	50
Post-employment pension/provident and medical benefits		
Termination benefits	1	5
Share-based payments – related expense	5	4
Total compensation paid to key management personnel	42	59

ANGLO GROUP

Kumba's majority shareholder and parent is Anglo American Capital Limited, with the ultimate controlling party being Anglo American plc.

The Kumba Resources group purchased goods and services to the value of R190 million in 2005 (2004: R170 million) from, and sold goods to the value of R152 million in 2005 (2004: R157 million) to fellow subsidiaries of the Anglo group.

The outstanding balances at year-end are as follows:

- Included in trade and other receivables (note 20) R14 million for 2005 (2004: R39 million).
- Included in trade and other payables (note 27) R29 million for 2005 (2004: R nil).
- Doubtful debts of R4 million for 2005 (2004: R2 million) have been provided for.
- Expense recognised for bad or doubtful debts of R1 million for 2005 (2004: R nil).

CONTINGENT LIABILITIES

Details are disclosed in note 33.

31. SEGMENT REPORTING

	Iron ore			Coal			Heavy minerals			Base metals			Industrial minerals			Other			Total		
	2005 Re-stated Rm	2004 Re-stated Rm	2003 Re-stated Rm	2005 Re-stated Rm	2004 Re-stated Rm	2003 Re-stated Rm	2005 Re-stated Rm	2004 Re-stated Rm	2003 Re-stated Rm	2005 Re-stated Rm	2004 Re-stated Rm	2003 Re-stated Rm	2005 Re-stated Rm	2004 Re-stated Rm	2003 Re-stated Rm	2005 Re-stated Rm	2004 Re-stated Rm	2003 Re-stated Rm	2005 Re-stated Rm	2004 Re-stated Rm	2003 Re-stated Rm
BUSINESS SEGMENTATION																					
Segment revenue																					
– Total turnover	6,572	6,065	4,255	2,188	2,733	1,638	1,927	2,438	587	1,070	1,212	892	137	177	103	30	32	52	11,924	12,657	7,527
– Inter-group													(30)	(39)	(25)	(13)	(18)	(12)	(43)	(57)	(37)
External	6,572	6,065	4,255	2,188	2,733	1,638	1,927	2,438	587	1,070	1,212	892	107	138	78	17	14	40	11,881	12,600	7,490
Segment net operating profit/(loss)	2,767	1,134	895	554	544	279	259	203	62	70	(153)	(9)	26	27	21	1,244	90	(44)	4,920	1,845	1,204
Depreciation and amortisation of intangible assets	308	386	235	150	224	137	304	279	92	50	68	41	6	9	6	8	11	21	826	977	532
Cash flow related depreciation	(9)	(28)	(2)		(16)	(7)													(9)	(44)	(9)
Impairment charge and reversals			2	1	(1)		22	89		(2)	35					7	(88)		28	35	2
Negative goodwill amortisation								(6)	(3)											(6)	(3)
Excess over cost of acquisition of minority interest												24				(95)			(95)		24
Net surplus on disposal of investment								1								(1,179)	(73)		(1,179)	(72)	
Other non-cash flow items not disclosed above	33	9	51	14	(4)	9	(68)	(1)	41	7	39	8	2	2		11	73	18	(2)	118	127
Cash generated by operations	3,099	1,501	1,181	719	747	418	518	565	192	125	(11)	64	35	38	27	(4)	13	(5)	4,489	2,853	1,877
Cash inflow from operations	2,594	1,545	1,152	752	682	304	375	397	109	(11)	23	11	34	38	25	120	(24)	(45)	3,864	2,661	1,556
Income/(Loss) from equity accounted investments			(7)						58	12	9					(5)	(51)	(71)	7	(42)	(20)
Capital expenditure																					
– cash flow	404	270	211	347	216	125	190	801	947	71	83	73	7	7	5	25	19	25	1,044	1,396	1,386
– non-cash flow		198	104		56	50	26				4								26	258	154
	404	468	315	347	272	175	216	801	947	71	87	73	7	7	5	25	19	25	1,070	1,654	1,540
Segment assets and liabilities																					
– Assets per balance sheet	5,444	4,536	4,276	1,470	1,684	1,640	2,724	4,303	4,622	199	87	306	93	97	66	4,401	2,372	1,684	14,330	13,079	12,594
– Investments in associates and joint ventures	1			1		1				93	72						13	107	95	85	108
– Liabilities per balance sheet	1,895	1,603	1,470	956	850	808	2,193	2,042	2,304	375	308	256	29	31	23	1,649	1,844	1,712	7,097	6,678	6,573
Number of employees (number)	4,308	4,199	4,312	2,589	2,716	2,675	968	794	1,395	1,300	1,092	1,127	147	169	133	785	721	932	10,097	9,691	10,574

GEOGRAPHICAL SEGMENTATION

	Segment revenue 2005 Rm	Segment revenue 2004 Restated Rm	Segment revenue 2003 Restated Rm	Carrying amount of segment assets 2005 Rm	Carrying amount of segment assets 2004 Restated Rm	Carrying amount of segment assets 2003 Restated Rm	Additions to property, plant and equipment (Non-cash flow) 2005 Rm	Additions to property, plant and equipment (Non-cash flow) 2004 Restated Rm	Additions to property, plant and equipment (Non-cash flow) 2003 Restated Rm	Additions to property, plant and equipment (cash flow) 2005 Rm	Additions to property, plant and equipment (cash flow) 2004 Restated Rm	Additions to property, plant and equipment (cash flow) 2003 Restated Rm
– South Africa	3,993	5,055	3,112	(2,556)	9,925	9,055	26	254	154	672	1,260	1,328
– Africa	4	35	134	10,777	107	456		4		305		25
– Europe	2,269	6,072	1,444	4,370	1,253	2,062					38	
– Asia	4,207	3,774	2,347	387	959	733						
– Australia	14	1,158	122	1,455	1,306	(129)				67	93	
– Other	1,394	(3,494)	331	(8)	(386)	525					5	33
Total segment	11,881	12,600	7,490	14,425	13,164	12,702	26	258	154	1,044	1,396	1,386

Total segment revenue, which excludes value-added tax and sales between group companies, represents the gross value of goods invoiced. Export revenue are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Total segment revenue further includes operating revenues directly and reasonably allocable to the segments.

Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses and includes impairment charges and goodwill amortisation.

Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include corporate costs.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.

32. EMPLOYEE BENEFITS

Retirement funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main funds to which Kumba was a participating employer, are as follows:

- Kumba Selector Pension Fund and Kumba Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.
- Iscor Pension Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.

In compliance with the Pension Fund Act after the unbundling from Ispat Iscor Limited in 2001, Kumba employees were transferred from the Iscor Selector Pension Fund and Iscor Selector Provident Fund to the Kumba Selector Pension Fund and Kumba Selector Provident Fund during the period under review.

Members pay a contribution of 7%, with the employer's contribution of 10% to the above funds, being expensed as incurred.

All funds are governed by the South African Pension Funds Act of 1956.

32. **EMPLOYEE BENEFITS (continued)**

Defined Contribution Funds

Membership of each fund at 31 December 2005 and 31 December 2004 and employer contributions to each fund were as follows:

	Working members 2005 Number	Working members 2004 Number	Working members 2003 Number
Kumba Selector Funds	3,230	3,407	3,836
Iscor Employees' Provident Fund	5,574	5,097	4,218
Other funds	878	821	468
	9,682	9,325	8,522

	Employer Contributions 2005 Rm	Employer Contributions 2004* Rm	Employer Contributions 2003 Rm
Kumba Selector Funds	58	87	51
Iscor Employees' Provident Fund	35	42	24
Other funds	23	28	3
	116	157	78

*18-month period.

Due to the nature of these funds the accrued liabilities by definition equates to the total assets under control of these funds.

Defined Benefit Funds

Statutory actuarial valuations are performed at intervals of not more than three years. The valuations are performed at the financial year end of the funds in question which is 31 December. At the last statutory valuation of the funds (Iscor Pension Fund at 31 December 2004 and the Iscor Retirement Fund at 31 December 2002), the actuaries were of the opinion that the funds were adequately funded. The statutory valuation of the Iscor Retirement Fund at 31 December 2003 remains subject to the finalisation of the legislation relating to the surplus apportionment.

Funded status

The funded status of the two defined retirement benefit funds (Iscor Pension Fund at 31 December 2004 and Iscor Retirement Fund at 31 December 2002) for members and pensioners of Mittal Steel SA, and pensioners of Kumba, was as follows:

	Iscor Pension Fund		**Iscor Retirement Fund**
	2004 Rm	**2003 Rm**	**2002 Rm**
Fair value of plan assets	6,213	6,136	321
Present value of funded obligation	(6,213)	(6,136)	(281)
Net asset			40
Surplus not recognised			(40)
Unrecognised actuarial losses			
Net liability as per balance sheet			

32. **EMPLOYEE BENEFITS (continued)**

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Iscor Pension Fund at 31 December 2004 amounted to R1 339 million (2003: R523 million) and in the Iscor Retirement Fund to R47 million (2003: R32 million).

Principle actuarial assumptions (expressed as weighted averages) at 31 December 2004 were as follows:

	Iscor Pension Fund		**Iscor Retirement Fund**	
	Statutory valuation 2004 %	**Interim valuation 2003 %**	**Statutory valuation 2002 %**	**Interim valuation 2001 %**
Pre-retirement discount rate	10.0	10.0	10.0	10.0
Post-retirement discount rate	5.0	5.0	4.5	4.5
Expected real after-tax return on fund's assets	3.5	2.5	N/A[2]	N/A[2]
Future general and merit salary increases	8.5[1]	7.5[1]	N/A[2]	N/A[2]

[1] Excluding merit increases according to age.
[2] Not applicable.

Future pension increases were allowed to the extent that the investment return exceeds the post-retirement discount rate.

Medical Funds

The group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R62 million for 2005 (2004: R84 million for the 18-month period to 31 December 2004, R47 million for the 12-month period to 30 June 2003). Kumba has no post-retirement medical aid obligation for current or retired employees.

EQUITY COMPENSATION BENEFITS

Kumba operates the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Deferred Purchase Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governs to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba on unbundling of Kumba effective July 2001.

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Deferred Purchase Share Scheme, the Kumba Management Share Option Scheme, Long-term Incentive Plan and Deferred Bonus Plan may not exceed 10% in total of the ordinary shares then in issue in the share capital of Kumba.

The maximum number of Kumba shares to which any one eligible participant is entitled in total in respect of all schemes albeit by way of an allotment and issue of Kumba shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Kumba.

Shares and/or options held in terms of Kumba Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

32. **EMPLOYEE BENEFITS (continued)**

Options granted in terms of the Kumba Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date. If the options are accepted by participants, the vesting periods, unless decided otherwise by the directors, are as follows:

10% after 1st anniversary of offer date;

Additional 20% after 2nd anniversary of offer date;

Additional 20% after 3rd anniversary of offer date;

Additional 25% after 4th anniversary of offer date; and

Additional 25% after 5th anniversary of offer date.

The options not exercised lapse by the seventh anniversary of the offer date.

According to the rules of the Long-term Incentive Plan ("LTIP"), executive directors and employees of Kumba Resources and its subsidiaries are awarded rights to a number of ordinary Kumba shares. The vesting of LTIP awards are conditional upon the achievement of group performance levels (established by the remuneration committee) over a performance period of three years. The extent to which the performance conditions is met governs the number of shares that vest. The performance conditions set for the initial grant were as follows:

- the total shareholder return ("TSR") condition: the Kumba TSR will be compared to the TSR of a peer group over the three year performance period, averaged over a six-month period. The peer group comprises of at least 16 members;
- the return on capital employed ("ROCE") condition: the ROCE measure is a return on capital employed measure with a number of adjustments.

Targets are set by the remuneration committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

Kumba, at its selection settles the conditional awards by issuing new shares or by instructing any third party to acquire and deliver the shares to the participants.

According to the Deferred Bonus Plan ("DBP") rules, executive directors and employees of Kumba and its subsidiaries have the opportunity to acquire shares ("pledged shares") on the open market with 50% of the after-tax component of their annual bonus. After the pledged shares have been acquired, the shares are held by an Escrow agent for the absolute benefit of the participant for a pledge period of three years.

A participant may at its election dispose of and withdraw the pledged shares from Escrow at any stage. However, if the pledged shares are withdrawn from Escrow, before the expiry of the pledge period, the participant forfeits the matching award.

The participant will qualify for a matching award at the end of the pledge period on condition that the participant is still employed and the pledged shares are still in Escrow. The matching award entitles a participant to a number of shares equal in value to the pledged shares. Upon vesting, the pledged shares and the matching award are transferred and released to the participant and rank *pari passu* in all respects with the existing issued shares of Kumba.

The company may settle the matching award by issuing new shares or alternatively, instruct any third party to acquire and deliver the shares to the participant.

A total of 30.6 million shares of the company, representing 10% of the issued shares, have been approved and allocated by shareholders for purposes of the schemes. Of the total of 30.6 million shares, 16.4 million shares are available in the share scheme for future offers to participants, while 14.2 million shares (5% of the issued shares) are allocated as options, longterm incentive plan, deferred bonus payment or deferred purchase shares to participants.

32. **EMPLOYEE BENEFITS (continued)**

Details are as follows:

	Million
Number of shares available for utilisation in terms of the Kumba Management Share Schemes at 1 January 2005	**13.6**
Add: Net effect of Scheme shares released, forfeitures and adjustments to scheme allocation	**5.7**
Less: Share offers accepted	**(2.9)**
Number of shares available for future utilisation, at 31 December 2005	**16.4**

At 31 December 2005 the company's loan to the Kumba Management Share Trust amounted to R50 130 578 (2004: R16 939 844).

The loan is interest free and has no fixed repayment terms. This amount is reflected as an inter company loan in the company's accounts and eliminated at group level.

The market value of the shares available for utilisation at the end 31 December 2005 amounted to R1 670 565 282 (2004: R596 784 276).

Details of the option/purchase schemes are:

	Options		
	December 2005 Million	December 2004 Million	June 2003 Million
Outstanding at beginning of the year:	16.3	18.6	14.7
Issued	2.6	3.9	4.2
Exercised	(4.7)	(5.3)	(0.1)
Lapsed/Cancelled	(0.3)	(0.9)	(0.2)
Outstanding at end of the period	13.9	16.3	18.6

	Long-term Incentive Plan[1]		
	December 2005 Million	December 2004 Million	June 2003 Million
Outstanding at beginning of the year:			
Issued	0.2		
Conversion to deferred purchase scheme:			
Exercised			
Lapsed/Cancelled			
Outstanding at end of the period	0.2		

[1] There is no amount payable by participants on vesting. They will be awarded rights to ordinary shares in the Company.

	Deferred Bonus Plan		
	December 2005 Million	December 2004 Million	June 2003 Million
Outstanding at beginning of the period:			
Issued			
Conversion to deferred purchase scheme:			
Exercised			
Lapsed/Cancelled			
Outstanding at end of the period			

32. **EMPLOYEE BENEFITS (continued)**

	Deferred Purchase		
	December 2005 Million	December 2004 Million	June 2003 Million
Outstanding at beginning of the period:			
Issued	0.3	1.9	2.0
Conversion to deferred purchase scheme:			
Exercised	(0.2)	(1.6)	(0.1)
Lapsed/cancelled			
Outstanding at end of the period	0.1	0.3	1.9

Details of issues during the period are as follows:

	Options		
	December 2005	December 2004	June 2003
Expiry date	2010/2012	2009/2011	2009/2010
Exercise price (share price range) (R)	39,25 – 98,50	24,50 – 42,40	24,50 – 51,50
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	179	158	150

	Long-term Incentive Plan		
	December 2005	December 2004	June 2003
Expiry date	2010/2012		
Exercise price (share price range) (R)	62.74		
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	14		

	Deferred Bonus Plan		
	December 2005	December 2004	June 2003
Expiry date	2010/2012		
Exercise price (share price range) (R)	82.00 – 97.40		
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	0.04		

	Deferred Purchase		
	December 2005	December 2004	June 2003
Expiry date			
Exercise price (share price range) (R)			
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)			

32. **EMPLOYEE BENEFITS (continued)**

Details of options/deferred purchase shares exercised during the period are as follows:

	Options		
	December 2005	December 2004	June 2003
Exercise price per share (share price range) (R)	67.00 – 110.00	31.88 – 44.75	26.10 – 47.00
Total proceeds if shares are issued (R million)	363	204	4

	Long-term Incentive Plan		
	December 2005	December 2004	June 2003
Exercise price per share (share price range) (R)			
Total proceeds if shares are issued (R million)			

	Deferred Bonus Plan		
	December 2005	December 2004	June 2003
Exercise price per share (share price range) (R)			
Total proceeds if shares are issued (R million)			

	Deferred Purchase		
	December 2005	December 2004	June 2003
Exercise price per share (share price range) (R)	67.00 – 110.00	31.88 – 44.75	27.50 – 41.30
Total proceeds if shares are issued (R million)	10	61	3

Terms of the options and deferred purchase shares outstanding at 31 December 2005 are as follows:

	Options		Long-term Incentive Plan	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007	11.75 – 13.10	38		
2008	17.07 – 28.05	5.339		
2009	11.71 – 51.50	2.282		
2010	13.66 – 37.51	725		
2011	36.75 – 47.25	3.036		
2012	44.00 – 98.50	2.503		
Total		13.923		216

	Deferred Bonus Plan		Deferred Purchase	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007			8.89 – 13.10	27
2008			8.42 – 18.90	11
2009			8.06 – 20.80	39
2010			19.93 – 23.26	20
2011				
2012				
Total		0.469		97

32. **EMPLOYEE BENEFITS (continued)**

Terms of the options and deferred purchase shares outstanding at 31 December 2004 are as follows:

Expiry date	Options Exercise price R	Options Outstanding '000	Deferred Purchase Exercise price R	Deferred Purchase Outstanding '000
2006				
2007	11.75 – 13.10	71	8.89 – 13.10	97
2008	17.07 – 28.05	8,479	8.42 – 18.90	25
2009	11,71 – 51,50	3,491	8.06 – 20.80	78
2010	13.66 – 37.51	1,010	19.93 – 23.26	54
2011	36.75 – 43.00	3,317		
Total		16,368		254

Details of options vested but not sold during the year are as follows:

	Options December 2005	Options December 2004	Deferred Purchase December 2005	Deferred Purchase December 2004
Number of shares	4,049,950		30,810	
Exercise price (share price range) (R)	11.75 – 62.00		9.17 – 23.26	

	Options '000	Long-term Incentive Plan '000	Deferred Bonus Plan '000	Deferred Purchase '000	Total '000
Number of shares vesting at beginning of period	16,368			254	16,622
Net change during period	(2,445)	216	0,469	(157)	(2,386)
Number of shares vesting at end of period	13,923	216	0,469	97	14,236

FAIR VALUE OF EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS WITH EMPLOYEES

The group applies IFRS 2 to grants of shares, share options or other equity instruments that were granted.

In determining the fair value of services received as consideration for equity instruments, measurement is referenced to the fair value of the equity instruments granted.

The group applied the transitional provisions of IFRS 2 and applied the principles to grants that were granted after 7 November 2002.

Kumba listed on 26 November 2001 and the volatility of its share price since then has been used to determine the calculations.

32. **EMPLOYEE BENEFITS (continued)**

	12-months ended 31 December 2005	18-months ended 31 December 2004
The Black-Scholes methodology is used to calculate the fair value of options granted to employees.		
The inputs to the model are as follows:		
Weighted average share price	63.12	39.73
Exercise price range (R)	39.25 – 98.50	24.50 – 42.40
Annualised expected volatility (%)	37.40 – 37.50	37.50
Option life (years)	7 – 13	7
Dividend yield (%)	2.8 – 4.6	2.8
Risk-free interest rate (%)	7.73 – 9.61	8.65 – 10.36
Expected employee attrition (%)	4.6 – 5.5	4.6
The Monte Carlo valuation methodology is used to calculate the fair value of Long-term Incentive Plan and Deferred Bonus Plan grants to employees.		
The inputs to the Long-term Incentive Plan model are as follows:		
Date of grant	24 June 2005	
Grant price	55.00	
Risk free rate (%)	7.13	
Dividend yield (%)	2.76	
Expected volatility (%)	37.32	
Time to vesting	three years from date of grant	
Expected employee attrition (%)	4.60 per annum	
The inputs to the Deferred Bonus Plan model are as follows:		
Date of grant	1 September 2005 – 3 October 2005	
Grant price range	82.67 – 97.50	
Risk free rate (%)	7.13	
Dividend yield (%)	2.76	
Expected volatility (%)	37.32	
Time to vesting	three years from date of grant	
Expected employee attrition (%)	4.60 per annum	

	GROUP			
	At 30 June 2006 Reviewed Rm	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
33. CONTINGENT LIABILITIES				
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:				
– Guarantees in the normal course of business from which it is anticipated that no material liabilities will arise:				
– related parties			2	5
– other	**39**	33	34	31
– Other[1]	**61**	49		14

[1] Includes the group's share of contingent liabilities of associates and joint ventures of R nil (2005 R nil; 2004: R nil; 2003: R nil).

Included in the company's guarantees are guarantees relating to the Ticor SA project loans as provided by the company. On consolidation the project loans are included in net debt, and the contingent liability of the company eliminated.

These contingent liabilities have no tax impact.

The timing and occurrence of any possible outflows are uncertain.

34. COMMITMENTS				
Capital commitments				
Capital expenditure contracted for plant and equipment	**1,337**	1,635	219	345
Capital expenditure authorised for plant and equipment but not contracted	**2,603**	2,182	668	624
The above includes the group's share of capital commitments of associates and joint ventures	**12**	2		
Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.				
Capital expenditure contracted relating to captive mines (Thabazimbi and Tshikondeni), which will be financed by Mittal Steel (South Africa)		6	27	9

A trust known as The New Africa Mining Fund was established during 2003 to make portfolio investments in junior mining projects within the Republic of South Africa and elsewhere on the continent of Africa. Kumba Resources, as an investor participant to the fund, has committed to contribute R20 million towards the fund. The Fund Manager can draw down this balance or any portion as and when required, by serving a 10-day notice to Kumba. The commitment period commenced on 1 March 2003 and expires on 28 February 2009. Kumba has contributed R9.9 million towards the fund since March 2003.

	GROUP			
	At 30 June 2006 Reviewed Rm	At 31 December 2005 Restated Rm	At 31 December 2004 Restated Rm	At 30 June 2003 Restated Rm
34. COMMITMENTS (continued)				
Operating lease commitments				
The future minimum lease payments under non-cancellable operating leases are as follows:				
– Less than 1 year	**64**	46	39	45
– More than 1 year and less than 5 years	**93**	105	120	150
– More than 5 years	**8**	12	8	42
Total	**165**	163	167	237

Included in above operating lease commitments is an operating lease commitment relating to a building which terminates in 2008.

Various options are available to both the lessor and lessee on mutual agreement on termination of the operating lease.

Operating sublease				
Non-cancellable operating lease rentals are receivable as follows:				
– Less than 1 year			7	5
– More than 1 year and less than 5 years	**1**	1	21	28
– More than 5 years				5
Total	**1**	1	28	38

APPENDIX 1: NON-CURRENT INTEREST-BEARING BORROWINGS

	Final repayment date	Rate of interest per year (payable half-yearly)		Rate of interest per year (payable half-yearly)		GROUP	
2005 AND 2004 FINANCIAL YEARS		**2005**		2004		**Restated**	Restated
		Fixed %	**Floating %**	Fixed %	Floating %	**2005 Rm**	2004 Rm
LOCAL UNSECURED LOANS							
	2005			13,210			200
	2006		8,850		9,180	42	125
	2008		7,060		7,600	250	250
	2008	12,410		12,410		256	340
						548	915
SECURED LOAN							
	2005			14,939	[1]		13
	2006	11,000			[2]	1	
	2008	13,830		13,830	[3]	185	244
	2010	14,200		14,200	[4]	685	774
	2011	12,500			[2]	5	
	2011	18,250			[2]	2	
	2012	11,750			[2]	2	
	2013	14,000			[2]	13	
	2013	20,825			[2]	5	
	2013	7,850		7,850	[5]	9	9
	2025	8,500			[2]	26	
	2026	11,000			[2]	13	
	2031	23,426			[2]	75	
	2032	35,636			[2]	96	
						1,117	1,040
FOREIGN UNSECURED LOANS (US$)							
	2007		5,240		3,240[6]	632	565
	2008	7,850			[7]	1	
	2011	6,640	7,320	6,920	[8]	589	595
						1,222	1,160
TOTAL NON-CURRENT INTEREST-BEARING BORROWINGS (note 23)						2,887	3,115

1. Capitalised lease agreement secured by machinery, plant and equipment with a book value of R1 million (2004: R49 million).
2. Deemed leases in accordance with IFRIC 4.
3. Dedicated project finance facility, for Ticor South Africa KZN (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R955 million (2004: R945 million).
4. Dedicated project finance facility for Ticor South Africa (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R1,949 million (2004: R2,019 million).
5. Dedicated Mineral Development Fund finance facility for Rosh Pinah Zinc Corporation (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R20 million (2004: R24 million).
6. US$150 million revolving credit facility of which US$100 million has been drawn at 31 December 2005.
7. Finance lease agreement in respect of computer equipment with a book value of AUD$0.298 million.
8. US$60 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Ticor Limited and a syndicated loan facility of US$60 million, of which US$33 million was drawn on 31 December 2005.

2003 FINANCIAL YEAR

	Final repayment date	Rate of interest per year (payable half-yearly) Fixed %	Floating %	GROUP Restated 2003 Rm
LOCAL UNSECURED LOANS				
	2004		15,030	75
	2004		10,340	99
	2005	13,210		200
	2006		12,300	250
	2006		14,220	250
	2008	12,410		450
				1,324
SECURED LOAN				
	2004		14,760	5[1]
	2005		14,939	43[2]
	2008		13,830	319[3]
	2010		14,200	741[4]
				1,108
FOREIGN UNSECURED LOANS (US$)				
	2004		2,310	32
	2007			
	2016	7,300		744[5]
				776
TOTAL NON-CURRENT INTEREST BEARING BORROWINGS (note 23)				3,208

1. Capitalised lease agreement secured by machinery, plant and equipment with a book value of R34 million in 2003.
2. Capitalised lease agreement secured by machinery, plant and equipment with a book value of R53 million in 2003.
3. Dedicated project finance facility, for Ticor South Africa KZN (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R968 million in 2003.
4. Dedicated project finance facility for Ticor South Africa (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R1,414 million in 2003.
5. US$105 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Ticor Limited.

APPENDIX 2: INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

	Nature of business[1]	Country of incor-poration[2]	Number of shares held	Percentage holding 2005 %	2004 %	2003 %	Group carrying amount 2005 Rm	2004 Restated Rm	2003 Restated Rm	Year-end other than 31 December
ASSOCIATED COMPANIES										
LISTED										
AST Group Limited	C	RSA	44,400,000		22.34	26.74		6	69	30 June
Mincor Resources NL (Australian)[3]	A	AUS	52,251,000			30.13			31	
UNLISTED										
Manganore Iron Mining Limited	A	RSA	25,000	50.00	50.00	50.00				30 June
Chifeng Kumba Hongye Zinc Corporation Limited	A & M	CH		30.62	28.30		93	72		
South Dunes Coal Terminal Co. (Pty) Limited	A	RSA	1,333			33.00			1	
TOTAL ASSOCIATED COMPANIES (note 16)							93	78	101	
JOINT VENTURES										
INCORPORATED										
UNLISTED										
Pietersburg Iron Company (Pty) Limited	A	RSA	4,000	50.00	50.00	50.00				
Safore (Pty) Limited	B	RSA	400	40.00	40.00					
Sishen Shipping (Pty) Limited	B	RSA	400	40.00	40.00	40.00				
Trans Orient Ore Supplies (Pty) Limited	D	HK	2,000	50.00	50.00	50.00				
RoshSkor Township (Pty) Limited	C	NAM	50	50.00	50.00					
Inyanda Coal (Pty) Limited	A	RSA	500	50.00	50.00					
South Dunes Coal Terminal Co. (Pty) Limited	A	RSA	1,333	33.00	28.30		1			
Sibelo Resources Development (Pty) Limited	E	RSA	1	50.00	50.00		1			
							2			
UNINCORPORATED										
Bridgetown Dolomite Mine	A			50.00	50.00	50.00		7	7	28 February
Tiwest	A			50.00	50.00					
Safore	B					40.00				
								7	7	
TOTAL JOINT VENTURES (note 16)							2	7	7	
INVESTMENT COMPANIES										
Mineral Deposits Limited	A	AUS	11,299,435	5.85	10.30	15.37	60	20	7	
Other							35	33	72	
TOTAL OTHER INVESTMENTS (note 18)							95	53	79	
TOTAL INVESTMENT							190	138	187	

Where the above entities' financial year-ends are not co-terminous with that of the company, financial information has been obtained from published information or management accounts as appropriate.

1. A – Mining, B – Shipping charter, C – Service, D – Iron ore merchant, E – Exploration, M – Manufacturing.

2. RSA – Republic of South Africa, CH – China, HK – Hong Kong, NAM – Namibia, AUS – Australia.

3. Mincor Resources NL disposed during July 2003.

The group's effective share of balance sheet, income statement and cash flow items in respect of associated companies and joint ventures are as follows:

	Associated companies[1]			Joint ventures			Ticor Limited[2] (included in associated companies)
	2005 Restated Rm	2004 Restated Rm	2003[3] Restated Rm	2005 Restated Rm	2004 Restated Rm	2003 Restated Rm	2003 Rm
INCOME STATEMENTS							
REVENUE	400	673	1,088	1,089	1,531	7	498
Operating expenses	(389)	(688)	(1,061)	(768)	(1,171)	(4)	(409)
NET OPERATING PROFIT/(LOSS)	11	(15)	27	321	360	3	89
Net financing costs	(1)	(14)	(43)	1			(26)
Loss from equity accounted investments			(4)				(4)
PROFIT/(LOSS) BEFORE TAXATION	10	(29)	(20)	322	360	3	59
Taxation	(2)	(10)	(6)	(1)	2		(19)
PROFIT/(LOSS) AFTER TAXATION	8	(39)	(26)	321	362	3	40
Outside shareholders' interest	(1)	(3)	5				
NET PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	7	(42)	(21)	321	362	3	40
BALANCE SHEETS							
NON-CURRENT ASSETS	90	126	1,346	1,191	1,176	6	1,207
CURRENT ASSETS	133	124	661	943	760	14	531
TOTAL ASSETS	223	250	2,007	2,134	1,936	20	1,738
EQUITY AND LIABILITIES							
ORDINARY SHAREHOLDERS' EQUITY	100	87	1,150	1,827	1,697	10	1,114
MINORITY INTEREST	2	3	2				
NON-CURRENT LIABILITIES							
Interest-bearing borrowings	12	34	445	1	2		401
Non-current provisions			21	105	102		21
Deferred taxation and other	2	13	60	2			54
CURRENT LIABILITIES							
Interest-bearing borrowings	20	17	47	1			
Other	87	96	282	198	135	10	148
TOTAL EQUITY AND LIABILITIES	223	250	2,007	2,134	1,936	20	1,738
CASH FLOW STATEMENTS							
Net cash flows from operating activities	(5)	(10)	42	306	360	(2)	56
Net cash flows from investing activities	(2)	(79)	(124)	(61)	(45)		(120)
Net cash flows from financing activities		83	(3)	(138)	(265)	(1)	
Foreign currency translations	1	(1)	(8)	3			(8)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(6)	(7)	(93)	110	50	(3)	(72)

1. GijimaAST was equity accounted until 3 May 2005. For 2005 only the four months from January 2005 to 3 May 2005 were included.
2. Ticor Limited was consolidated from 1 April 2003. For 2003 only the nine months from 1 July to 31 March were included.
3. The investment in Chifeng Kumba Hongye Zinc Corporation Limited was reclassified from a subsidiary to a joint venture arrangement and is consequently equity accounted.

The information was restated for 2004 after the reclassification of investments as associates or joint ventures (refer note 2).

APPENDIX 3: INVESTMENTS IN SUBSIDIARIES[1]

	Country of incor-poration[2]	Nature of business[3]	Issued capital-unlisted ordinary shares	Interest of Company investment in shares			Indebtedness		
				2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated
			R	R	R	R	Rm	Rm	Rm
DIRECT INVESTMENTS									
AlloyStream (Pty) Limited[4]	RSA	M	1	1					
Clipeus Investment Holdings (Pty) Limited	RSA	H	1	1					
Colonna Properties (Pty) Limited	RSA	B	200	2,518,966	2,518,966	2,518,966			
Cullinan Refractories Limited	RSA	A	1,000	1,000	1,000	1,000			
Ferroland Grondtrust (Pty) Limited	RSA	D	2	2	2	2	14	27	19
Ferrosure (South Africa) Insurance Company Limited	RSA	I		10					
Glen Douglas Dolomite (Pty) Limited	RSA	A	10 000	10,000	10,000	10,000	(22)	(13)	
Kumba Base Metals Limited	RSA	M	5,500,000	247,712,500	247,712,500	247,712,500	27	(48)	(91)
Kumba Base Metals Namibia (Pty) Limited	NAM	C	1	1	1	1			
Kumba Coal (Pty) Limited	RSA	A	1	1,000	1,000	1,000	403	280	464
Kumba FerroAlloys (Pty) Limited[5]	RSA	M	1	1			(1)		
Kumba Holdings (BVI) SA[6]	BVI and RSA	H	566,827	12,161,942					
Kumba Properties (Groenkloof) (Pty) Limited	RSA	B	1	1	1	1	5	5	5
Kumba Properties (Kloofzicht) (Pty) Limited	RSA	B	1	1	1	1			
Kumba Properties (Princess Grant) (Pty) Limited	RSA	B	1	1	1	1			1
Kumba Resources Management Share Trust	RSA	T			1		(50)	(17)	
Merrill Lynch Insurance PCC Limited	ILE	I		2					
Mineral Exploration Company of Southern Africa (Pty) Limited	RSA	B	200	200	200	200			
Rocsi Holdings (BVI) Limited	BVI and RSA	H	647,044,943	1,101,078,300	1,352,808,130	1,129,720,003	184		
Sishen Iron Ore Company (Pty) Limited	RSA	A	100	1,000	1,000	1,000	141	1,158	1,413
Ticor (Bermuda) Holdings Limited[6]	BER	H	74,836	143,502,000			8		
Ticor South Africa (Pty) Limited	RSA	M	510	510	510	510	1,082	807	377
Ticor South Africa KZN (Pty) Limited	RSA	A	200	6,003,355	6,003,355	6,003,355	661	648	572
Vicva 177 (Pty) Limited	RSA	H	1	1					
INDIRECT INVESTMENTS									
Coastal Coal (Pty) Limited	RSA	A	5 000				(83)	(95)	(107)
Downs Holding BV	NE	A	119,209						
Gro'er Investments Limited	SWL	H	258,958						
Handlon BV	NE	H	151,511						
Ipcor N.V.	NV	C	37,950						
Kumba Base Metals International BV	NE	A	119,209						
Kumba Australia Pty Limited	AUS	C	11				1		
Kumba Coke (Pty) Limited[7]	RSA	M	1						
Kumba Base Metals China Limited	HK	C	1,354						
Kumba Finance Ireland	IRL	C	828,372,465						
Kumba Heavy Minerals BV	NE	A	134,973						
Kumba Holdings (Australia) Pty Limited	AUS	H	5						
Kumba Hong Kong Limited	HK	C	832				1		
Kumba International BV	NE	C	10,806,551				23	28	14
Kumba International Trading BV	NE	C	142,487						
Kumba Investments (Australia) Pty Limited	AUS	H	5						
Kumba Reductants (Pty) Limited[8]	RSA	M	1						
Mtunzini Sands (Pty) Limited	RSA	A	200						
Rosh Pinah Zinc Corporation (Pty) Limited (89,47%)	NAM	A	2,280				90	83	53
Sishen South Mining (Pty) Limited	RSA	A	1						
Ticor (Pty) Limited	AUS	A	2,038,299,354				(147)		
Ticor Chemical Company Pty Limited	AUS	M	10						
Crisa Pty Limited	AUS	C	10						
Bertini Pty Limited	AUS	C	10						
Ticor Chemicals Ghana Pty Limited	GHANA	C	10						

	Country of incorporation[2]	Nature of business[3]	Issued capital-unlisted ordinary shares	Interest of Company investment in shares			Indebtedness		
				2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated
			R	R	R	R	Rm	Rm	Rm
Omacor Sac	PERU	C	10						
Ticor Resources Pty Limited	AUS	H	8,111,062						
Magnetic Minerals Pty Limited	AUS	A	31,740,964						
TiO2 Corporation NL	AUS	A	85,101,240						
Tific Pty Limited	AUS	H	10						
Yalgoo Minerals Pty Limited	AUS	H	48,216,010						
Pigment Holdings Pty Limited	AUS	C	10						
Synthetic Rutile Holdings Pty Limited	AUS	C	10						
Senbar Holdings Pty Limited	AUS	C	10						
Ticor (Overseas) Holdings Pty Limited	AUS	H	10						
Ticor SA Holdings (Pty) Limited	RSA	H	40,000						
Ticor Titanium Australia Pty Limited	AUS	H	10						
Rocit Investments Pty Limited	RSA	H	1,000						
Ticor (Bermuda) Minerals Limited	BER	H	74,836						
Ticor Finance (A.C.T.) (Pty) Limited	AUS	F	10						
Ticor Energy Pty Limited	AUS	F	10						
The Durban Navigation Collieries (Pty) Limited	RSA	A	516,000				(1)	(1)	(17)
The Vryheid (Natal) Railway Coal and Iron Company Limited	RSA	A	3,675					5	3
Minsa (Pty) Limited	RSA	B	3						(1)
Ticor Limited (effectively 51.54%)	AUS	A	420,679,000						67
TOTAL INVESTMENTS IN SUBSIDIARIES (note 17)				1,512,990,795	1,609,056,668	1,385,968,540	2,336	2,867	2,772

1. At 100% holding except where otherwise indicated.
2. RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, HK – Hong Kong, NV – Netherlands Antilles, BVI – British Virgin Islands, ILE – Ilse of Man, IRL – Ireland, SWL – Switzerland, NE – Netherlands, SWL – Switzerland, BER – Bermuda.
3. A – Mining, B – Property, C – Service, D – Land management, F – Finance, H – Holdings, I – Insurance, M – Manufacturing, S – Shipping, T – Trust.
4. Previously Vicva 172 (Pty) Limited.
5. Previously Vicva Investments One Four One (Pty) Limited.
6. Previously held indirectly, now held directly by Kumba Resources Limited.
7. Previously Vicva Investments One Four Two (Pty) Limited.
8. Previously Vicva Investments One Six One (Pty) Limited.

PRO FORMA FINANCIAL INFORMATION

The *pro forma* balance sheet and income statement have been prepared for illustrative purposes only and, due to the nature thereof, may not give a true reflection of the effect of the empowerment transaction. The report on the *pro forma* financial information is included in Annexure 3 to these revised listing particulars. The directors are responsible for the *pro forma* financial information set out below.

Pro forma balance sheet

The *pro forma* balance sheet has been prepared on the assumption that the empowerment transaction had been implemented on 30 June 2006.

Rand million	Kumba Group actuals 30/06/06 (1)	Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2)	Unbundling of offshore interests at market value (3)	Elimination of results of Kumba Iron Ore at 31/12/05, and from 1/1/06 to 30/06/06 (4)	Unbundling dividend from Kumba Iron Ore to Exxaro (5)	Unbundling of interest in Kumba Iron Ore (6)	Share buy back by Exxaro (7)	Acquisition of Eyesizwe Coal (8)	Share issue by Exxaro (9)	Dividend declaration by Exxaro (10)	Trans-action costs (11)	Net finance charges/ income impact (12)	Exxaro 30/06/06 (13)
BALANCE SHEET													
ASSETS													
Non-current assets													
Property, plant and equipment	8 164			(2 763)				476					5 877
Biological assets	29												29
Intangible assets	67												67
Goodwill								1 366					1 366
Investments in unlisted associates	141					923							1 064
Deferred taxation	636			(5)									631
Financial assets	478			(135)				74					417
Non-current assets held for sale	12												12
Current assets													
Inventories	1 774			(624)				40					1 190
Trade and other receivables	2 562			(1 254)				232					1 540
Total assets	**13 863**			**(4 781)**		**923**		**2 188**					**12 193**

Rand million	Kumba Group actuals 30/06/06 (1)	Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2)	Unbundling of offshore interests at market value (3)	Elimination of results of Kumba Iron Ore at 31/12/05, and from 1/1/06 to 30/06/06 (4)	Unbundling dividend from Kumba Iron Ore to Exxaro (5)	Unbundling of interest in Kumba Iron Ore (6)	Share buy back by Exxaro (7)	Acquisition of Eyesizwe Coal (8)	Share issue by Exxaro (9)	Dividend declaration by Exxaro (10)	Trans-action costs (11)	Net finance charges/ income impact (12)	Exxaro 30/06/06 (13)
EQUITY AND LIABILITIES													
Capital and reserves													
Ordinary shareholders' funds	8 329		3 586	(4 613)	814	923	(1 983)	(25)	1 996	(563)	(30)	30	8 464
Minority interest	18												18
Total shareholders' funds	8 347		3 586	(4 613)	814	923	(1 983)	(25)	1 996	(563)	(30)	30	8 482
Non-current liabilities													
Net debt/(Net cash)	1 481		(3 586)	1 560	(814)		1 983	1 864	(1 996)	563	30	(30)	1 055
Non-current provisions	773			(147)				68					694
Deferred taxation	1 114			(561)				93					646
Current liabilities													
Trade and other payables	1 524			(459)				182					1 247
Taxation	603			(561)				6					48
Current provisions	21												21
Total equity and liabilities	**13 863**			**(4 781)**		**923**		**2 188**					**12 193**
Net asset value per share (cents)	**2 701**												**2 512**
Net tangible asset value per share (cents)	**2 680**												**2 087**
Net debt/(Net cash) (Rm)	1 481												1 055
Equity (Rm)	8 347												8 482
Debt:Equity (%)	18%												12%

Pro forma income statement

The *pro forma* income statement has been prepared on the assumption that the empowerment transaction had been implemented on 1 January 2006.

Rand million	Kumba Group actuals 30/06/06 (1)	Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2)	Unbundling of offshore interests at market value (3)	Elimination of results of Kumba Iron Ore at 31/12/05, and from 1/1/06 to 30/06/06 (4)	Unbundling dividend from Kumba Iron Ore to Exxaro (5)	Unbundling of interest in Kumba Iron Ore (6)	Share buy back by Exxaro (7)	Acquisition of Eyesizwe Coal (8)	Share issue by Exxaro (9)	Dividend declaration by Exxaro (10)	Trans-action costs (11)	Net finance charges/ Income impact (12)	Exxaro 30/06/06 (13)
INCOME STATEMENT													
Revenue	6 901	14		(3 846)				886					3 955
Operating expenses	(5 168)	(14)	3 586	1 911		17 967		(901)	(580)		(30)		16 771
Net operating profit	1 733		3 586	(1 935)		17 967		(15)	(580)		(30)		20 726
Net financing costs	(150)			25				(5)				43	(87)
Income from investments					814			8					822
Equity accounted income	24					176							200
Profit before taxation	1 607		3 586	(1 910)	814	18 143		(12)	(580)		(30)	43	21 661
Taxation	(530)			481			(220)	(13)		(63)		(13)	(358)
Profit after taxation	1 077		3 586	(1 429)	814	18 143	(220)	(25)	(580)	(63)	(30)	30	21 303
Outside shareholders	(10)												(10)
Attributable income	1 067		3 586	(1 429)	814	18 143	(220)	(25)	(580)	(63)	(30)	30	21 293
Dividends	(491)			551		(17 967)	(1 763)			(500)			(20 170)
Retained income for the period	**576**		**3 586**	**(878)**	**814**	**176**	**(1 983)**	**(25)**	**(580)**	**(563)**	**(30)**	**30**	**1 123**
Ordinary shares (million)													
– issue	309						(38)		67				338
– weighted average number of shares	307						(38)		67				336
Attributable earnings per share (cents)													
– illustrative adjusted (note 14)	348												95
– basic	348												6 343
Headline earnings per share (cents)													
– basic	508												307

(1) Reviewed interim results for the six months ended 30 June 2006 as published on 2 August 2006.

(2) Sales from FerroAlloys (Exxaro) to Kumba Iron Ore for the period 1 January 2006 to 30 June 2006.

(3) A net unbundling profit to Exxaro arose due to the higher market value of the Kumba Iron Ore offshore interests. All sales of the offshore structure have been done at market value.

(4) Kumba Iron Ore results are no longer consolidated by Exxaro due to the unbundling as per note 6. The remaining interest of Exxaro in SIOC is now equity accounted.

(5) Unbundling dividend to ensure that Kumba Iron Ore commences with net debt of R2 840 million.

(6) Unbundling of Kumba's interest in Kumba Iron Ore to Kumba shareholders and retention of an interest in SIOC to be equity accounted.

The unbundling of the interest in Kumba Iron Ore is accounted for as a dividend *in specie* at fair value.

(7) *Pro rata* repurchase of 38 331 012 shares at R45,99 per share, amounting to R1 983 million (R1 763 million plus STC of R220 million).

(8) Acquisition price of R1 738 million.

(9) Issue of 65 334 843 shares at R29,86 per share as well as an issue of 1 674 321 shares at R29,86 per share assuming the implementation of the Igoda transaction. The difference between the fair value of the shares issued and the consideration received has been expensed.

(10) Illustrative dividend by Kumba to Kumba shareholders on implementation of the transaction to result in Exxaro commencing with an agreed net debt before the possible exercising of the Namakwa Sands option and the Black Mountain Option.

(11) Transaction costs set out in paragraph 30 of these revised listing particulars, including consulting fees, debt related fees and legal fees. R79 million of the R109 million was already expensed or provided for by 30 June 2006.

(12) Assuming a notional cost of borrowing of 9%.

(13) *Pro forma* income statement and balance sheet for Exxaro at 30 June 2006.

(14) The illustrative adjusted earnings per share shows the effect of the transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the transaction. The items that have been adjusted for in the calculation of the illustrative adjusted earnings per share, and their impact, are as follows:

		Impact on:	
	Rm	Attributable earnings (cps)	Headline earnings (cps)
Net unbundling profit on sale of offshore iron ore interests at market value (note 3)	3 586	1 069	
Write-up of the investment in Kumba Iron Ore in order to allow an unbundling dividend *in specie* at market value (note 6)	17 967	5 350	
Discount on shares issued (note 9)	(580)	(171)	(171)

The purpose of the financial effects is to illustrate the impact of the transaction on:

- attributable and headline earnings per share for the period 1 January 2006 to 30 June 2006; and
- net asset value and net tangible asset value per share at 30 June 2006, on the assumption that the transaction, excluding the exercise of the options in respect of Namakwa Sands and Black Mountain, had been implemented on 30 June 2006.

The financial effects accounts for all transactions between Exxaro and Kumba Iron Ore as transactions between external parties, i.e. as companies not forming part of the same group of companies.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT

Kumba Resources Limited
Roger Dyason Road
Pretoria West
0183

12 September 2006

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF KUMBA RESOURCES LIMITED

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in Annexure 2 of these revised listing particulars to be dated on or about 9 October 2006 issued in connection with a series of transactions, which if implemented, would result in the unbundling of Kumba Iron Ore Limited and the establishment of Exxaro Resources Limited as a black-owned and controlled mining company that is the subject of the circular of Kumba Resources Limited. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in these revised listing particulars and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Kumba Resources Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in these revised listing particulars to Kumba Resources Limited shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on *Pro Forma* Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Kumba Resources Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Kumba Resources Limited and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical restated audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the Sections 8.17 and 8.30 JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Deloitte & Touche
Registered Auditors

Per **B W Smith**
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton

National Executive: G G Gelink *Chief Executive*, A E Swiegers *Chief Operating Officer*, G M Pinnock *Audit*, D L Kennedy *Tax*, L Geeringh *Consulting*, M G Crisp *Financial Advisory*, L Bam *Strategy*, C R Beukman *Finance*, T J Brown *Clients & Markets*, S J C Sibisi *Public Sector and Corporate Social Responsibility*, N T Mtoba *Chairman of the Board*, J Rhynes *Deputy Chairman of the Board*. A full list of partners and directors is available on request.

EXTRACTS FROM THE ARTICLES OF ASSOCIATION OF EXXARO

"Rights attaching to Kumba shares

13. VOTES OF MEMBERS

13.1 Subject to any rights or restrictions attaching to any class or classes of share and to the provisions of Article 6.2, on a show of hands a member of the company present in person or by proxy shall have only one (1) vote irrespective of the number of shares he holds or represents, provided that a proxy shall irrespective of the number of members he represents have only one (1) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the company or if the share capital is divided into shares of no par value, shall be entitled to one (1) vote in respect of each share he holds. No objection shall be raised to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

13.2 When there are joint registered holders of any shares any one of such persons may vote at any meeting in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present or represented at any meeting, that one of the said persons whose name stands first in the register in respect of such shares or his proxy; as the case may be, shall alone be entitled to vote in respect thereof.

13.3 Any person entitled to a share in terms of Article 6.2 may vote at any meeting in respect thereof in the same manner as if he were the registered holder of that share: provided that (except where the directors have previously accepted his right to vote in respect of that share) twenty four (24) hours at least before the time of holding the meeting at which he proposes to vote, he shall have satisfied the directors that he is entitled to exercise the right referred to in Article 6.2. Several executors of a deceased member in whose name shares stand in the register shall, for the purposes of this Article, be deemed joint holders of those shares.

13.4 A proxy need not be a member of the company.

37. DIVIDENDS AND OTHER PAYMENTS TO MEMBERS AND OTHERS – RIGHTS TO DIVIDENDS

37.4 Dividends shall be declared payable to members registered as such on a date at least 15 days after the declaration of the dividend and dividends and payments shall be payable in accordance with the terms as contained in the declaration of dividend/payment to members.

33. WINDING UP

If the company shall be wound up, whether voluntarily or otherwise, the liquidator may with the sanction of a special resolution divide among the members *in specie* any part of the assets of the company, and may with the like sanction vest any part of the assets of the company in trustees upon such trusts for the benefit of the members as the liquidator with the like sanction shall think fit, and if thought expedient any such division so sanctioned may be otherwise than in accordance with the legal rights of the members of the company, and in particular any class may be given preferential or special rights or may be excluded altogether or in part.

3. VARIATION OF RIGHTS – HOLDERS OF REDEEMABLE PREFERENCE SHARES

3.1 Subject to any relevant provisions of the memorandum of association of the company, the JSE Listings Requirements and the Statutes and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares in the company, any shares whether in the initial or in any increased capital may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the company may from time to time determine. Preference shares may be

issued and existing shares may be converted into preference shares on the basis that they are, or at the option of the company are liable, to be redeemed on such terms and in such manner as shall be prescribed in these Articles or the resolution authorising or effecting such issue or conversion.

3.3 All or any of the rights, privileges or conditions for the time being attached to any class of shares for the time being forming part of the share capital of the company may (unless otherwise provided by the terms of issue of the shares of that class) whether or not the company is being wound up, be varied in any manner with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a resolution passed in the same manner as a special resolution of the company at a separate general meeting of the holders of the shares of that class.

15. DIRECTORS

Appointment

15.1 Until otherwise determined by a meeting of members, the number of directors shall not be less than four (4) nor more than twenty (20).

15.2 The directors shall have power at any time and from time to time to appoint any person as a director, either to fill a casual vacancy or as an addition to the board, but so that the total number of the directors shall not at any time exceed the maximum number fixed. Subject to the provisions of Article 16.2, any person appointed to fill a casual vacancy or as an addition to the board shall retain office only until the next following annual meeting of the company and shall then retire and be eligible for re election.

15.4 The shareholding qualification for directors and alternate directors may be fixed, and from time to time varied, by the company at any meeting of members and unless and until so fixed no qualification shall be required.

Retirement

16.1 At the annual meeting held in each year after the first annual general meeting one third (1/3) of the directors, or if their number is not a multiple of 3 (three), then the number nearest to, but not less than one third (1/3) shall retire from office, provided that in determining the number of directors to retire no account shall be taken of any director who by reason of the provisions of Article 17.2 is not subject to retirement. The directors so to retire at each annual meeting shall be firstly those retiring in terms of Article 15.2 and secondly those referred to in terms of Article 15.16 and lastly those who have been longest in office since their last election or appointment. As between directors of equal seniority, the directors to retire shall, in the absence of agreement, be selected from among them by lot, provided that notwithstanding anything herein contained, if, at the date of any annual meeting any director will have held office for a period of three (3) years since his last election or appointment he shall retire at such meeting, either as one of the directors to retire in pursuance of the foregoing or additionally thereto. A retiring director shall act as a director throughout the meeting at which he retires. The length of time a director has been in office shall, save in respect of directors appointed or elected in terms of the provisions of Articles 15.2 and 15.16, be computed from the date of his last election or appointment.

16.2 Retiring directors shall be eligible for re election, provided that any director who on previous occasion has been re-elected and as a result has held office for three consecutive periods of three years, shall not be eligible for *re-election before the expiry of at least three years from the expiry of the last three year period of holding office.* Subject to the foregoing, no person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for election to the office of director at any general meeting unless, not less than seven (7) days nor more than fourteen (14) days before the day appointed for the meeting, there shall have been given to the secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of the intention of such member to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Remuneration

15.5 The remuneration of the non executive directors shall from time to time be determined by the company in general meeting.

15.6 The directors shall be paid all their travelling and other expenses properly and necessarily incurred by them in and about the business of the company, and in attending meetings of the directors or of committees thereof, and if any

director shall be required to perform extra services or to go or to reside abroad or otherwise shall be specially occupied about the company's business, he shall be entitled to receive a remuneration to be fixed by a disinterested quorum of the directors which may be either in addition to or in substitution for the remuneration provided for in Article 15.5.

Borrowing powers of directors

14.1 The borrowing powers of the company shall be decided from time to time by the directors at their discretion.

14.2 The borrowing powers of the subsidiaries of the company shall be subject to any limitations imposed by the directors on the borrowing powers of the company.

Interests of directors

15.9 The company and the directors shall comply with the provisions of the Statutes with regard to the disclosure of the interests of directors in contracts or proposed contracts; subject thereto, no director or intending director shall be disqualified by his office from contracting with the company, either with regard to such office or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the company, in which any director shall be in any way interested, be or be liable to be avoided, nor shall any directors so contracting or being so interested be liable to account to the company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established.

15.10 No director shall, as a director, vote in respect of any contract or arrangement in which he is so interested as aforesaid, and if he does so vote, his vote shall not be counted, nor shall he be counted for the purpose of any resolution regarding the same in the quorum present at the meeting, but these prohibitions shall not apply to:

15.10.1 any contract or dealing with a company or partnership or corporation of which the directors of the company or any of them may be directors, members, managers, officials or employees or otherwise interested;

15.10.2 any contract by or on behalf of the company to give to the directors or any of them any security by way of indemnity or in respect of advances made by them or any of them;

15.10.3 any contract to subscribe for or to underwrite or sub underwrite any shares in or debentures or obligations of the company or any company in which the company may in any way be interested;

15.10.4 any resolution to allot shares in or debentures or obligations of the company to any director of the company or to any matter arising out of or consequent upon any such resolution;

15.10.5 any contract for the payment of commission in respect of the subscription for such shares, debentures or obligations.

The above prohibitions may at any time or times be suspended or relaxed to any extent by the company in general meeting.

15.15 A director may be employed by or hold any office of profit under the company or under any subsidiary company in conjunction with the office of director, other than that of auditor of the company or of any subsidiary company, and upon such terms as to appointment, remuneration and otherwise as the directors may determine, and any remuneration so paid may be in addition to the remuneration payable in terms of Articles 15.5 or 15.6: provided that the appointment of a director in any other capacity in the company and his remuneration must be determined by a disinterested *quorum* of directors."

39. THE FOLLOWING RIGHTS, PRIVILEGES AND RESTRICTIONS SHALL ATTACH TO THE SUBSCRIPTION SHARES, SUBJECT TO SHAREHOLDER APPROVAL AT THE GENERAL MEETING

39.1 For the purposes of this article 39:

39.1.1 "Capital Appreciation Period" means the 5 year period commencing on the date of allotment and issue of the Subscription Shares to the Trust in accordance with the terms of the Subscription Agreement and expiring on the fifth anniversary of such date of allotment and issue, or such shorter period as may be agreed to by the trustees of the Trust and the directors in terms of the Policy Document;

39.1.2 "Policy Document" means the Policy Document defined in the trust deed of the Trust;

39.1.3 "Repurchase Shares" means the number of the Subscription Shares which are eligible to be acquired by the Company in accordance with the formulae set out in article 39.2;

39.1.4 "Remaining Shares" means the Subscription Shares which are not Repurchase Shares;

39.1.5 "Subscription Agreement" means the subscription agreement concluded between the Trust and the Company on 11 September 2006 for the issue of the Subscription Shares to the Trust;

39.1.6 "Subscription Shares" means 10 618 974 ordinary shares with a par value of R0,01 (one cent) each in the capital of the Company, allotted and issued to the Trust in terms of the Subscription Agreement;

39.1.7 "the Trust" means the Exxaro Empowerment Participation Scheme Trust, which trust has been registered with the Master of the High Court under reference no. IT6429/2006;

39.1.8 the terms "Employee Beneficiaries", "Eligible Employee", "Group Company" and "Units" shall bear the meanings as defined in the Policy Document.

39.2 The Company shall have the right, at any time after expiry of the Capital Appreciation Period, to acquire by written notice to that effect to the Trust and subject to and in terms of the provisions of the Act:

39.2.1 Such number of the Subscription Shares, at their par value, as determined in accordance with the following formula:

$$A = \frac{V.(1 + i)^{T} - \sum_{n=1}^{N} [D_n.(1 + i)^{t_n}]}{S_T}$$

Where:

A = the number of Subscription Shares to be acquired, rounded to the nearest whole number;

V = R583 300 000;

i = 8%;

T = the duration of the Capital Appreciation Period expressed in years;

N = the number of receipts by the Company from the Trust as income beneficiary during the Capital Appreciation Period;

D_n = amount of the nth receipt by the Company as income beneficiary of the Trust;

t_n = the period, expressed in years, between the final day of the Capital Appreciation Period and the date of receipt of the nth receipt by the Company as income beneficiary of the Trust;

S_T = the volume weighted average price of the Company's ordinary shares for the 30 trading days prior to the final day of the Capital Appreciation Period, represented as a price per share.

provided that for the purposes of the abovementioned formula, if the Company undertakes a rights issue and the Trust does not exercise its rights in terms of such rights issue, the Company will be deemed to have received a receipt from the Trust as income beneficiary as computed in the Policy Document.

39.2.2 In addition to the number of shares determined in 39.2.1, such number of Subscription Shares, at their par value, as determined in accordance with the following formula:

Where:

Z = the number of additional Subscription Shares to be acquired, rounded to the nearest whole number;

Y = the number of Subscription Shares held by the Trust on the last day of the Capital Appreciation Period, before any acquisition by the Company in terms of this article X2;

A = A as determined by the formula in article 39.2.1;

X = the number of Employee Beneficiaries who have died during the Capital Appreciation Period and whose estate received a death benefit in terms of clause 3.4 of the Policy Document;

C = the number of Units allocated to each Eligible Employee as specified in clause 1 of the Policy Document;

M_j = number of months within the Capital Appreciation Period that the relevant deceased Employee Beneficiary was permanently employed by a Group Company;

E = the total number of months in the Capital Appreciation Period.

39.3 The Trust shall not be entitled, before the Company exercises its right in terms of article 39.2 and acquires the Repurchase Shares, to in any way dispose of any of the Subscription Shares; provided that if the Trust is required to do so by virtue of all shareholders, or specific classes of shareholders, being obliged to dispose of their shares, then it may dispose of the Subscription Shares in terms of such obligation but only as a collective group of shares (and not individually) to a single acquirer. In order to give effect to the provisions of this article 39.3 and as security for the obligations of the Trust arising from the exercise by the Company of its rights as contemplated in Article 39.2, the Subscription Shares shall be pledged to the Company.

39.4 To give effect to the provisions of article 39.3, the Subscription Shares shall be certificated and the share certificates of the Subscription Shares shall be held in trust by the company secretary of the Company. The certificates of the Subscription Shares shall be appropriately endorsed to reflect the existence of the pledge.

39.5 On the Company exercising its right and acquiring the Repurchase Shares:

39.5.1 the conditions and restrictions contained in this Article 39 shall automatically cease to apply to the Remaining Shares and the Remaining Shares shall continue to rank pari passu in all respects with the other ordinary shares (other than the Repurchase Shares) in the issued share capital of the Company;

39.5.2 the Remaining Shares shall automatically be released from pledge and the share certificates in respect of the Remaining Shares shall be delivered to the Trust to enable the Remaining Shares to become uncertificated.

39.6 If at the time the Company exercises its rights in terms of article 39.2, the solvency and liquidity requirements set out in sections 85(4) (a) and (b) of the Act are not met, the Company shall nevertheless be entitled to acquire the Repurchase Shares but shall only be obliged to pay the consideration to the Trust as and when the Company can make such payment without contravening the provisions of section 85(4) of the Act. Until the Company has fully discharged its obligation to the Trust, the Trust shall retain the status of a claimant with the rights set out in section 88(3) of the Act.

39.7 Save as set out in Articles 39.1 to 39.6, the Subscription Shares shall rank *pari passu* in all respects with the other ordinary shares in the issued share capital of the Company.

39.8 After expiry of the Capital Appreciation Period and after all the Repurchase Shares have been acquired by the Company in accordance with section 85 of the Act, this article shall cease to be of any further force and effect.

MATERIAL BORROWINGS AND LEASE COMMITMENTS

1. MATERIAL BORROWINGS

In the event that the resolutions are passed at the general meeting, the borrowings of Exxaro as at the date of implementation of the transaction will be as follows:

Borrower	Lender	Amount R'million	Repayment date	Interest rate (payable quarterly)	Security	Terms and conditions
			South African loans			
Exxaro	Nedbank[i]	500	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Revolving credit facility repayable over 7 years
	FirstRand/Rand Merchant Bank[i]	500	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Revolving credit facility repayable over 7 years
	Nedbank[ii]	337,50	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	FirstRand/Rand Merchant Bank[ii]	337,50	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	Nedbank[ii]	337,50	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
	FirstRand/Rand Merchant Bank[ii]	337,50	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
	Anglo Finance[ii]	125	7 years after implementation of transaction	Jibar + 120 basis points	Unsecured	Amortising term loan repayable over 7 years
	Anglo Finance[ii]	125	7 years after implementation of transaction	Jibar + 130 basis points	Unsecured	Bullet payment in 2013
			Foreign loans			
		Amount US$ million				
Australia Sands	US bond holders	60	15 October 2016	6,64%	Unsecured	Repayable as follows:
						US$1,6m in 2010
						US$1,6m in 2011
						US$10m in 2012
						US$10m in 2013
						US$20m in 2014
						US$8,4m in 2015
						US$8,4m in 2016

Borrower	Lender	Amount R'million	Repayment date	Interest rate (payable quarterly)	Security	Terms and conditions
			Foreign loans			
		Amount US$ million				
Australia Sands US	ANZ Bank	15	15 October 2011	7,00%	Unsecured	one instalment of $15m

Notes:

(i) Availability for drawdown as follows:

- R405m at transaction completion date;
- R415m after the Namakwa Sands option has been exercised; and
- R180m after the Black Mountain option has been exercised.

(ii) Loans will be available for drawdown after the option to acquire Namakwa Sands has been exercised.

2. LEASE COMMITMENTS

In the event that the resolutions are passed at the general meeting, Exxaro's material lease commitments in respect of property at the last practicable date will be comprised of operating lease commitments requiring future minimum lease payments, under non-cancellable operating leases, of:

	R million
Less than 1 year	26
More than 1 year and less than 5 years	81
	107

3. INTER-COMPANY BORROWINGS

Material intercompany loans payable and receivable by Exxaro as at the last practicable date were as follows:

3.1 Loans receivable

Borrower	Amount R million	Terms and conditions
Exxaro Coal	476	Interest free with no fixed repayment dates
KZN Sands	682	Interest free with no fixed repayment dates
KZN Sands	1 279	Interest free with no fixed repayment dates
Exxaro Base Metals	58	Interest charged at market related rates
Rocsi Holdings BVI Limited	200	Interest free with no fixed repayment dates

3.2 Loans payable

Lender	Amount R million	Terms and conditions
Exxaro Coal	224	Interest charges at market related rates
Exxaro Base Metals	79	Interest charged at market related rates
	AU$m	
Australia Sands	30	Interest free with no fixed repayment date

INFORMATION RELATING TO DIRECTORS AND SENIOR MANAGEMENT

1. DIRECTORS' PROFILES

1.1 Current directors of Kumba

Details of the directors of Kumba as at the last practicable date are set out below.

Executive directors	
Constantinus Johannes Fauconnier (58)	Chief executive
Academic qualifications	Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (honoris causa) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Between 1969 and 1974, Con worked as a graduate engineer, technical assistant, mine overseer and underground manager for various mining companies in the Anglo American Group. For two years after that he was student and research assistant at the College of Business Administration, University of Oregon. From 1976 to 1995 he served in senior positions for various mining companies, including Gencor Limited and JCI Limited. In 1995 Con joined Iscor as general manager for business development in Iscor Mining. He was promoted to deputy managing director of Iscor Mining and appointed executive director of Iscor. In 1999 he was appointed managing director of Iscor Mining. On 1 June 2001, he was appointed chief executive of Kumba. He was also president of the Chamber of Mines from 2003 to 2005.
Other current directorships	SIOC; Kumba Coal (Proprietary) Limited; Executive Council of the Chamber of Mines of South Africa
Directorships in past 5 years	Iscor, AST Group Limited (currently known as GijimaAST Group Limited)
Dirk Johannes van Staden (57)	Executive director finance
Academic qualifications	BJuris, LLB, Advanced Management Programme (Insead)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Dirk joined Iscor in 1997 as general manager, corporate treasury. Prior to that he was employed by IDC as the general manager responsible for international finance, treasury operations and legal services. On 1 June 2001 he was appointed executive director, finance at Kumba.
Other current directorships	SIOC; Kumba International BV; Kumba Base Metals International BV; Kumba Heavy Minerals BV; Kumba Australia (Proprietary) Limited.
Directorships in past 5 years	Export Credit Insurance Corporation of South Africa Limited

Executive directors	
Michael James Kilbride (54)	Executive director business operations
Academic qualifications	BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	After his initial years working in the gold industry as a mining graduate, Mike joined the Sishen Mine and gained experience in all the commodities of the group. He was appointed mine manager, Grootegeluk Coal Mine in 1991 and in 1997 was promoted to general manager, Base Metals. Mike was appointed general manager, Iron Ore in 1999. On 1 June 2001 he was appointed executive director, business operations at Kumba.
Other current directorships	SIOC; Kumba Coal (Proprietary) Limited; Kumba Base Metals Limited; Kumba Environmental Rehabilitation Fund; Ticor South Africa KZN (Proprietary) Limited; Ticor South Africa (Proprietary) Limited
Directorships in past 5 years	Manganore Iron Mining Limited, Hope Downs Management Services
Charles Frederick Meintjes (43)	Executive director corporate services
Academic qualifications	BCom Acc, BCompt (Hons), CA(SA), Advanced Management Programme (Wharton)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Charles served his articles of clerkship at Arthur Young from 1985 to 1988. In 1988 he joined SARS. From 1990 to 1993, he worked for Deloitte & Touche as audit manager. He moved to Alusaf Limited in 1993 where he worked as manager until 1999. Charles joined Iscor in 1999 as group manager, information management and was promoted to general manager, continuous improvement Iscor Steel. He was appointed general manager, corporate information management in 2000. On 1 June 2001 he was appointed executive director, corporate services at Kumba.
Other current directorships	Kumba Coal (Proprietary) Limited; IHM Heavy Minerals (Proprietary) Limited; Kumba Base Metals (Proprietary) Limited; Ticor Limited; Ticor South Africa
Directorships in past 5 years	GijimaAST Group Limited; Glen Douglas Dolomite (Proprietary) Limited
Non-executive directors	
Philip Michael Baum (51)	Non-executive director
Academic qualifications	BCom, LLB, Higher Diploma in Tax Law
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Philip is chairman and chief executive of Anglo American Ferrous Metals and Industries Division and is responsible for Group Procurement. He joined the group in 1979 and has worked in a variety of positions, including head of the small medium enterprise initiative, chief executive of Anglo American Corporation Zimbabwe Limited and chief operating Officer of AASA.
Other current directorships	Kumba Iron Ore Limited; AACMED Holdings (Proprietary) Limited; Anglo American SA Finance Limited; Anglo American South Africa Limited; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited, Anglo American Corporation Zimbabwe Limited; Tenon Investment Holdings (Proprietary) Limited; Anglo Platinum Limited; Boart Longyear Limited; Hulett Aluminium (Proprietary) Limited; Orient Ocean Holdings Limited; Samancor Manganese (Proprietary) Limited; Anglo DAS Trust, The Tongaat-Hulett Group Limited

Non-executive directors	
Directorships in past 5 years	Anglovaal Mining Limited; Mondi South Africa Limited; Peruke Investment Holdings Limited; Steppe Eagle Limited; Tenon Investment Holdings (Proprietary) Limited; Whorl Investment Holdings (Proprietary) Limited; Zambia Copper Investments Limited; African Banking Corporation Zambia Limited; Highveld Steel and Vanadium Corporation Limited; Konkola Copper Mines (Pvt) Limited; Samancor Limited
Barry Erskine Davison (60)	Non-executive director
Academic qualifications	BA (Wits); Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (Unisa)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Barry was Anglo Platinum's chief executive from 1997 until June 2003. In 1986 he joined the board of AAC. Appointed to Anglo American plc board on 15 May 2001. He has extensive mining industry experience, with a career starting at Johannesburg Consolidated Investment Company Limited, Consolidated Metallurgical Industries Limited, Consolidated Murchison Limited and Rustenburg Platinum Mines Limited.
Other current directorships	Anglo American Corporation of South Africa Limited; Anglo American Platinum Corporation Limited (formerly Rustenburg Platinum Holdings Limited); Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited; Lebowa Platinum Mines Limited; Nedcor Limited; Potgietersrust Platinums Limited; Precious Metals Refiners (Proprietary) Limited; Rustenburg Platinum Mines Limited; The Tongaat-Hulett Group Limited
Directorships in past 5 years	Anglo American plc; Anglovaal Mining Limited, Anglo Platinum Limited; Highveld Steel and Vanadium Corporation Limited; Samancor Limited
Jurie Johannes Geldenhuys (63)	Non-executive director
Academic qualifications	BSc (Eng)(Electrical); BSc (Eng)(Mining); MBA (Stanford); Professional Engineer
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	From 1965 to 1980, Jurie held production and managerial posts on the gold, platinum and copper zinc mines of the then Anglovaal Group. From 1981 till retirement he served in technical and executive capacities involving gold, base metals, coal, ferrous metals and industrial minerals. He retired as managing director of Avgold Limited in 2000 and continued serving the group in a consulting capacity till 2002. Previously served on the boards of Anglovaal Limited, Avmin Limited, Freegold Consolidated Mines Limited, Hartebeestfontein Gold Mining Company Limited, Lorraine Gold Mines Limited, Eastern Transvaal Gold Mines Limited and Iscor Limited. Served as the Chamber of Mines President (1993-1994) and served on the Chamber's Executive Council, Gold Producers' Committee and various other Chamber related board committees. Has also served on the Atomic Energy Council and the National Water Advisory Council.
Other current directorships	Astral Food Limited
Directorships in past 5 years	Avgold Limited; Sallies Limited

Non-executive directors	
Deenadayalen Konar (51)	Non-executive director
Academic qualifications	BCom, CA(SA), MAS, DCom
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len began his career as an academic at the University of Durban-Westville. He then spent six years with the Independent Development Trust as head of investments and internal audit, prior to becoming a professional director of companies and consultant.
Other current directorships	South African Reserve Bank; Old Mutual Life Holdings (South Africa) Limited; Old Mutual Life Assurance Company (South Africa) Limited; Illovo Sugar Limited; J D Group Limited; Securities Regulation Panel; Automobile Association of South Africa; Steinhoff International Holdings Limited; The National Horseracing Authority; Credit Management Solutions Group (Proprietary) Limited; South African Reserve Bank Captive Insurance Company Limited; Development Bank of Southern Africa; Macsteel Holdings (Proprietary) Limited; Unitrans Limited; Sappi Limited; Mutual and Federal Insurance Company Limited; Mustek Limited; Sentech Limited; Outsourced Risk and Compliance Assessment (Proprietary) Limited; International Monetary Fund
Directorships in past 5 years	South African Forestry Company Limited; Genbel South Africa Limited; South African Airways (Proprietary) Limited; Pareto Limited
Allen John Morgan (58)	Non-executive director
Academic qualifications	BSc, BEng (Electrical), Pr Eng
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Allen began his career as an electrical engineer with Eskom in 1971. He was promoted to regional manager Eskom Orange Free State in 1986. In 1988 he was appointed distribution division manager and in the same year he was promoted to deputy general manager, distribution and marketing. He was appointed to Eskom's board in 1992 and served as executive director marketing and electrification, executive director sales and customer service and Eskom chief executive.
Other current directorships	Eskom Holdings
Directorships in past 5 years	Murray & Roberts Holdings Limited
William Allen Nairn (61)	Non-executive director
Academic qualifications	BSc (Eng)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Bill was appointed chief executive and managing director of JCI Limited in 1994. Bill joined AAC in 1997, when he was appointed an executive director. In January 2000, he was appointed group technical director of AA plc and retired from that board at the end of 2004. He has remained a non-executive director of Anglo Platinum, AngloGold Ashanti, Boart Longyear and Kumba, as well as serving on various board safety and sustainable development committees.
Other current directorships	Amzim Holdings Limited; Anglo American Corporation of South Africa Limited; Anglo American Corporation Zimbabwe Limited; Anglo American Platinum Corporation Limited; AngloGold Ashanti Limited; Boart Longyear Limited; Unki Mines (Pvt) Limited

Non-executive directors	
Directorships in past 5 years	Anglo American plc; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Black Mountain Mineral Development Company (Proprietary) Limited; Gamsberg Zinc Corporation Limited; Avgold Limited; Chamber of Mines of South Africa; Konkola Copper Mines; Palabora Mining Company Limited; Western Areas Limited
Sipho Abednego Nkosi (51)	Chief executive officer (designate)
Academic qualifications	BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Sipho began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. Founder and chief executive officer of Eyesizwe Holdings.
Other current directorships	African Life Company (Proprietary) Limited; Everest Systems Solutions (Proprietary) Limited; Eyesizwe Coal (Proprietary) Limited; Eyesizwe Holdings (Proprietary) Limited; Eyesizwe Mining (Proprietary) Limited; Gold Fields Coal Limited; Great Basin Coal Limited; Richards Bay Coal Terminal Company Limited; Amawazi Technologies
Directorships in past 5 years	ABB (Proprietary) Limited; Power Generation Limited
Cedric Michael Langton Savage (67)	Non-executive director
Academic qualifications	BSc Eng, Pr Eng, MBA, ISMP (Harvard)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Cedric started his career as an engineer at Fairey Aviation in the UK. In 1963 he returned to SA to work as an engineer in the oil (Mobil) and textiles (Felt & Textiles) industries and subsequently as joint managing director of Rainbow Chickens. He joined the Tongaat Group in 1977 as managing director of Tongaat Foods, progressing to executive chairman of the building materials division and chief executive officer of The Tongaat-Hulett Group Limited in 1991. In 2002 he retired from executive duties and is now non-executive chairman of The Tongaat-Hulett Group Limited
Other current directorships	The Tongaat-Hulett Group Limited; Datatec Limited; Datatec International; Harmony Gold Mining Company Limited; Hulett Aluminium (Proprietary) Limited; Ned Limited; Ned Group Limited;
Directorships in past 5 years	AECI Limited; African Rainbow Minerals Gold Limited; African Products (Proprietary) Limited; BOE Limited; Boco (Proprietary) Limited; BOE Bank Limited; BOE Bank Holdings Limited; Corobrik (Proprietary) Limited; Delta Motor Corporation (Proprietary) Limited; Moreland Estates (Proprietary) Limited; Tongaat Group Limited; Tongaat-Hulett Sugar Limited; Tongaat Textiles (Proprietary) Limited;Tongaat-Hulett Management Services (Proprietary) Limited
Neil Saul Segal (65)	Non-executive director
Academic qualifications	BSc (Eng), PhD (Phys Chem)(Rand), DPhil (Economics)(Oxon)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	From 1970 to 1974 Nick was employed by the World Bank as senior economist on India. In 1978 he joined Coopers & Lybrand in the City of

Non-executive directors	
	London as associate director. He founded international economic and public policy consultants Segal Quince Wicksteed (now SQW) Limited in 1983 in the UK. In 1992 he joined JCI Limited as group consultant, becoming a director in 1995. From 1997 to 1998 he served as an executive director of Anglovaal Limited, and from 1999 through 2003 he was director of the Graduate School of Business, University of Cape Town. He was president of the Chamber of Mines (1996-97), deputy chair of the organised business representative body Business South Africa (1996-98), a member of the Presidential Labour Market Commission (1995-96) and a member of the Council on Higher Education (1998-2002). He is a director of various boards, of both for- and not-for-profit organisations, nationally and in the Western Cape.
Other current directorships	Genesis Analytics (Proprietary) Limited
Directorships in past 5 years	None
Fani Titi (44)	Non-executive director
Academic qualifications	BSc (Hons), MA, MBA
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Fani has worked as a private equity investment professional with Kagiso Trust Investment Company (Proprietary) Limited and now TisoGroup (Proprietary) Limited, where he is chairman. He was previously an executive director of African Bank Investments Limited and chief executive of Kagiso Media Limited.
Other current directorships	AECI Limited; Investec Limited, Investec plc; New Africa Investments Limited
Directorships in past 5 years	The Bidvest Group Limited; Armaments Corporation of South Africa Limited
Polelo Lazarus Zim (45)	Non-executive director
Academic qualifications	BCom, BCom (Hons), MCom
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Lazarus was, until recently, Chief Executive Officer of Anglo American South Africa Limited and Chairman of Anglo Operations Limited. Lazarus is President of the Chamber of Mines. Lazarus is former Chief Executive Officer of M-Net Supersport and former Managing Director of MTN International Limited.
Other current directorships	Anglo American South Africa Limited; Anglo Platinum Corporation Limited; Anglo South Africa Capital (Proprietary) Limited; AngloGold Ashanti Limited; Anglo Operations Limited; Mondi SA Limited; Telkom SA Limited; Afripalm (Proprietary) Limited; Carol Thomas (Proprietary) Limited; Joadrome Investments (Proprietary) Limited; Sanlam Limited and Zim Holdings (Proprietary) Limited.
Directorships in past 5 years	Anglo American Corporation of South Africa Limited; Anglo Zimele Empowerment Initiative Limited; Armaments Corporation of South Africa Limited.

1.2 Proposed directors of Exxaro

1.2.1 Subject to the transaction becoming unconditional, the following Kumba Board members have indicated that they will resign with effect from the transaction completion date:

P L Zim	W A Nairn
B E Davison	Dr N S Segal
C F Meintjes	F Titi
A J Morgan	
C M L Savage	

1.2.2 In terms of the Kumba articles, the Kumba Board, who may fill any casual vacancies on the Kumba Board, has resolved to appoint the following directors to the Exxaro Board with effect from the transaction completion date:

U Khumalo	N Nyembezi-Heita
V Z Mntambo	N Sowazi
R P Mohring	D R Zihlangu
P K V Ncetezo	

The attention of Kumba shareholders is drawn to article 15.2 of the Kumba articles of association, in terms of which the directors listed in this 1.2.2 will retire at the next annual general meeting of Exxaro and will be eligible for re-election by Exxaro shareholders.

1.2.3 Pursuant to the resignations contemplated in 1.2.1 above and the appointments contemplated in 1.2.2 above, the Exxaro Board will consists of the following 14 directors with a further two appointments to be made in due course:

P M Baum *	R P Mohring #
Dr C J Fauconnier	P K V Ncetezo*
J J Geldenhuys #	S A Nkosi
U Khumalo *	N Nyembezi-Heita #
M J Kilbride	N Sowazi *
Dr D Konar #	D J van Staden
V Z Mntambo *	D R Zihlangu *

* *Non-executive*
\# *Independent non-executive*

Non-executive directors	
Ufikile Khumalo (40)	Non-executive director
Academic qualifications	BSc (Eng), MSc Eng (UCT), MAP (Wits); Snr Exec Dev Programme (Harvard)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Ufikile served with Sasol, Eskom and Bevcan prior to joining the IDC. He held several positions during 1999 – 2005, including head, international finance; executive vice president industrial sectors and executive vice president; projects. He provided strategic direction in the industrial sectors on large projects. He was also involved in evaluating investment proposals thus contributing to successfully implementing the IDC's development mandate.
Other current directorships	Khula Private Equity Fund; Ufikile Consulting (Proprietary) Limited
Directorships in past 5 years	Digicore Holdings Limited; Global Forest Products (Proprietary) Limited; Wireless Business Solutions (Proprietary) Limited; Credit Guarantee Limited; Lodox SA (Proprietary) Limited; Secureworx (Proprietary) Limited; Zenergy SA (Proprietary) Limited

Non-executive directors	
Vincent Zwelibanzi Mntambo (48)	Non-executive director
Academic qualifications	BJuris, LLB, LLM
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Zwelibanzi is the founder of Katiba PMC. He was previously senior lecturer at the University of Natal, executive director of IMSSA and Director-General of the Gauteng Province. He is chairman of Eyesizwe Coal (Proprietary) Limited. He is serving a third term as non-executive chairman of the Commission for Conciliation, Mediation and Arbitration. He has experience in business strategy, organisational development and conflict management.
Other current directorships	Eyesizwe Mining (Proprietary) Limited; Eyesizwe Coal (Proprietary) Limited; Aveng Limited
Directorships in past 5 years	Sediba Designs and Marketing (Proprietary) Limited; Everest Systems Solutions (Proprietary) Limited
Richard Peter Mohring (59)	Non-executive director
Academic qualifications	BSc (Eng)(Mining); MDP; PMD (Harvard); Professional Engineer
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	From 1998 until 2000, Richard was the chief executive officer of NewCoal, a black empowerment initiative set up by Anglo Coal and Ingwe Coal Corporation to identify a suitable BEE group to purchase certain assets belonging to the vendors and establish a new BEE coal company. Eyesizwe Coal, the largest BEE coal company in South Africa, was formed in November 2000 through this process. From 2000 until 2003, Richard was the deputy chief executive officer of Eyesizwe Coal. As such, he was responsible for the operational control of mines producing 25 million tonnes of coal per annum, new business development, technical services and health and safety. In December 2003, Richard retired from Eyesizwe Coal and set up a private consulting company, Mohring Mining Consulting.
Other current directorships	Eyesizwe Coal (Proprietary) Limited
Directorships in past 5 years	Gold Fields Coal Limited; Matla Coal Limited; Naudven Mining (Proprietary) Limited; Regbeleg Minerale Beleggings (Eiendoms) Beperk; Richards Bay Coal Terminal Company Limited; Sheepmoor Coal (Proprietary) Limited; Trefkor (Eiendoms) Beperk; Waterberg Coal Limited
Pinkie Kedibone Veronica Ncetezo (49)	Non-executive director
Academic qualifications	BA Social work (UniZul); MBA (Open University UK); Diploma in Management (Open University UK); MAP (Wits Business School); MEd (Ohio University USA)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Pinkie is the chief executive officer of SAWIMIH. She was a member of the business development committee of SAWIMA from May 2003 until February 2004. From 1983 to 1985 and 1988 to 2003, she held a number of positions at IBM, including Client Relationship Manager, Team Leader – Customer Service Operations and Business Administrator.
Other current directorships	Eyabantu Consortium, Parmtro Investments, Loago Business Enterprise and Ditswammung Mineral Resources Consortium (DMRC)
Directorships in past 5 years	Bakgotsi Oils, Kamoso Investments

Non-executive directors	
Nonkululeko Nyembezi-Heita (46)	Non-executive director
Academic qualifications	BSc Honours (Electrical Engineering)(University of Manchester Institute of Science and Technology); MSc (EE) from the California Institute of Technology; MBA from the Open University Business School (UK).
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Nku is the Chief Corporate Strategy Officer for the Vodacom Group responsible for the formal strategy formulation for shareholders and management of the group. Nku was previously Chief Executive Officer of Alliance Capital Management and Chairperson of Alliance Capital Namibia. She has extensive general management and marketing experience, having fulfilled various technical, marketing and management roles at IBM in the United States, South Africa and Namibia prior to joining Alliance. She began her professional career as an engineer at the Research Triangle Park, IBM's premier research and development facility in Raleigh, North Carolina. Thereafter, she worked at IBM's offices in Dallas, Texas after which she joined IBM South Africa in a marketing role looking after one of IBM's largest corporate accounts. Nku established IBM's Namibian operation which she ran successfully for a number of years. Immediately prior to joining Vodacom, she served as Chief Executive Officer of Alliance Capital, a 'boutique' fund management house whose parent company was listed on the New York Stock Exchange.
Other current directorships	Arivia.kom; Denel, Bond Exchange of South Africa; Thabo Mbeki Education Trust and the ComMark Trust (both of which are not-for-profit organisations)
Directorships in past 5 years	Standard Bank Namibia, Vodacom and Agricultural Bank of Namibia
Nkululeko Sowazi (43)	Non-executive director
Academic qualifications	BA (US International University), MA (Urban and regional planning) (UCLA)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Nkululeko is founding deputy chairman of the Tiso Group, a BEE investment holding company with interests in natural resources, industrial services and investment banking. The Tiso Group is Investec's empowerment partner. Nkululeko was previously executive deputy chairman at African Bank and managing director of the Mortgage Indemnity Fund. He is chairman of Idwala Industrial Holdings and the Home Loan Guarantee Company and the Financial Markets Trust.
Other current directorships	Home Loan Guarantee Company; Tiso Group (Proprietary) Limited formerly Tiso Capital (Proprietary) Limited; Idwala Industrial Holdings (Proprietary) Limited formerly Born Free Investments 98 (Proprietary) Limited; Trident Steel Holdings (Proprietary) Limited; Financial Markets Trust; Alstom S.A (Proprietary) Limited; Grinaker LTA
Directorships in past 5 years	Tiso Management Company (Proprietary) Limited; Tiso Capital Partners (Proprietary) Limited; Tiso Investment Holdings (Proprietary) Limited; Idwala Industrial Holdings (Proprietary) Limited; Tiswala Investments (Proprietary) Limited; Tiso Industries Finance (Proprietary) Limited; Tiso Industries (Proprietary) Limited; Jadeport Investments (Proprietary) Limited; AEL Holdco Limited; Trident Steel Holdings (Proprietary) Limited; Grinaker LTA; Tiso Chemicals (Proprietary) Limited; Qakazana Investments (Proprietary) Limited; Tiso Energy (Proprietary) Limited; Improchem (Proprietary) Limited

Non-executive directors	
Dalikhaya Rain Zihlangu (39)	Non-executive director
Academic qualifications	BSc (Min Eng) (Wits), MDP (SBL, Unisa), MBA (WBS, Wits)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Dalikhaya is the chief executive officer of Eyabantu Capital Consortium. Between 1989 and 1994 he was a stoper/developer and shift boss at Vaal Reefs Gold Mining Company. From 1995 until 2002, he was a shift boss, mine overseer, operations manager and mine manager at Impala Platinum Limited. Dalikhaya was the chief executive officer of Alexkor Limited from 2002 until 2005.
Other current directorships	Eyabantu Capital Consortium; Zihlangu Investments; Eyabantu Investment Holdings; Eyabantu Petroleum; Eyesizwe Coal; Eyabantu Capital
Directorships in past 5 years	Alexkor; Batlile Projects; Phanda Projects; Zakheni Coal; Zakheni Forests; Zakheni Mining;

2. DIRECTORS' SERVICE CONTRACTS AND RESTRAINT OF TRADE PAYMENTS

All executive directors' normal contracts are subject to six calendar months' notice. Non-executive directors are not bound by service contracts. There are no restraints of trade associated with the contracts.

As published in the press on 23 February 2006:

- Dr C J Fauconnier will remain as the chief executive officer of Exxaro until 31 August 2007, whereafter he will be succeeded as chief executive officer by S A Nkosi, current chief executive officer of Eyesizwe Coal;
- D J van Staden will continue as chief financial officer for a period of two years which can be extended by mutual agreement;
- M J Kilbride will continue as chief operating officer for a minimum period of two years which can also be extended by mutual agreement; and
- C F Meintjes, Kumba's current executive director corporate services, has decided to pursue his own interests. However, he will continue to oversee the implementation of the transaction as well as the transition and integration process until 31 December 2006.

3. DIRECTORS' REMUNERATION

3.1 Proposed remuneration

The proposed remuneration for Exxaro's executive directors for the 2006 financial year is set out below:

	Basic salary Rand	Employer pension contributions Rand	Medical contributions Rand	Total Rand
Dr C J Fauconnier	3 396 280		15 360	3 411 640
S A Nkosi	2 807 984	233 066	15 360	3 056 520
D J van Staden	2 065 714	171 457	15 360	2 252 640
M J Kilbride	2 337 928	194 042	15 360	2 547 330

The proposed remuneration for various positions on the Exxaro Board for the 2006 financial year is set out below:

Designation	Salary/Fees Rand
Chairman	286 225
Non-executive director	143 113
Audit and risk management committee chairman	90 950
Audit and risk management committee member	45 796
Board committee chairman	68 480
Board committee member	34 347

Details of the remuneration packages will be reported on an annual basis in terms of the Listings Requirements.

No fees have been paid, accrued or proposed to be paid by Kumba to any third party in lieu of directors' fees. No payment has been made to any director or proposed director in the three years preceding the date of issue of these revised listing particulars as an inducement to become a director.

On 19 January 2005, the Kumba Board implemented an incentive plan in terms of which certain employees would receive an incentive payment for developing and implementing an empowerment transaction which achieved certain objectives. The maximum amounts payable to executive directors of Kumba in terms of this incentive plan are set out below:

	R million
C J Fauconnier	2,2
D J van Staden	1,2
M J Kilbride	1,0
C F Meintjies	0,9
	5,3

3.2 Historical remuneration

The historical remuneration and benefits paid to Kumba directors during the year ended 31 December 2005 are set out below.

Name	Basic salary R	Fees for services R	Performance bonuses[1] R	Benefits and allowances[2] R	Retirement fund contributions R	Medical fund contributions R	Compensation on retirement from executive office R	Other R	Total R
Executive directors									
Dr C J Fauconnier	2 927 187		454 144	188 064		21 369		3 278	3 594 042
M J Kilbride	1 594 384		276 242	344 367	191 547	14 993		2 467	2 424 000
C F Meintjes	1 539 004		249 314	152 477	166 654	15 913		2 365	2 125 727
D J van Staden	1 557 136		262 778	264 111	182 211	27 745		2 400	2 296 381
R G Wadley[3]	806 554		113 334	190 773	88 405	7 451	1 358 785	1 288	2 566 590
									13 006 740
Less gains on share scheme									
Add share-based payment expense									2 973 434
Total remuneration paid by Kumba									15 980 174
Non-executive directors									
P M Baum[4]		165 850		7 215					173 065
B E Davison[4]		133 750		4 950					138 700
T L de Beer		240 750		10 421					251 171
J J Geldenhuys		230 050		9 599					239 649
Dr D Konar		219 350		6 648					225 998
M L D Marole[5]		87 212		1 480					88 692
A J Morgan[6] *(Chairman)*		255 017		5 371					260 388
W A Nairn[4]		165 850		5 877					171 727
S A Nkosi		165 850		6 421					172 271
C M L Savage		133 750							133 750
Dr N S Segal		176 550		5 206					181 756
F Titi		165 850		5 258					171 108
P L Zim[4]		137 258		4 978					142 236
									2 350 511

1. All incentive schemes are performance related and were approved by the Kumba Board. The three-tier incentive scheme includes the incentive linked to the Kumba business improvement programme initiatives and applies to all employees throughout the Kumba Group.
2. Include travel and entertainment allowances.
3. Resigned as executive director on 30 June 2005.
4. Fees paid to their respective employers and not to them as individuals.
5. Resigned as a non-executive director and chairman from the Kumba Board on 15 April 2005.
6. Non-executive director who was appointed as non-executive chairman of the board on 15 April 2005.

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

4. DIRECTORS' INTERESTS IN EXXARO SHARES

The Exxaro directors and proposed Exxaro directors' beneficial and non-beneficial interests in Kumba shares, and therefore Exxaro shares, post the unbundling, as at the last practicable date, are as indicated in the tables below.

4.1 Existing directors

The shareholdings reflected below are the existing directors' shareholdings as at the last practicable date, before the implementation of the transaction.

	Beneficial		Non-beneficial			
Director Number of shares	Direct ('000)	Non-direct ('000)	Direct ('000)	Non-direct ('000)	Total ('000)	Percentage
Executive						
Dr C J Fauconnier	22					<0,1
M J Kilbride						
C F Meintjes						
D J van Staden						
Non-executive						
P M Baum						
B E Davison						
J J Geldenhuys						
Dr D Konar	0,2					<0,1
A J Morgan						
W A Nairn						
S A Nkosi						
C M L Savage						
Dr N S Segal						
F Titi						
P L Zim						

4.2 Proposed directors

The shareholdings reflected below are the shareholdings of the proposed Exxaro Board based on the assumption that the transaction had been implemented on the last practicable date and also based on the assumption that the Igoda transaction has been implemented.

	Beneficial		Non-beneficial			
Director	Direct ('000)	Non-direct ('000)	Direct ('000)	Non-direct ('000)	Total ('000)	Percentage
Executive						
Dr C J Fauconnier	22					<0,1
D J van Staden						
S A Nkosi		6 643				1,9
M J Kilbride						

	Beneficial		Non-beneficial			
Director Number of shares	Direct ('000)	Non-direct ('000)	Direct ('000)	Non-direct ('000)	Total ('000)	Percentage
Non-executive						
P M Baum						
J J Geldenhuys						
U Khumalo						
N Nyembezi-Heita						
Dr D Konar	0,2					<0,1
V Z Mntambo		4 566				1,3
R P Mohring						
P K V Ncetezo		723				0,2
N Sowazi		2 174				0,6
D R Zihlangu		1 311				0,4

Independent [1]

No payment has been made to any director or proposed director in the three years preceding the date of these revised listing particulars as an inducement to become a director.

There have been no transactions in Kumba or Exxaro shares by the existing and the proposed directors since the end of the preceding financial year and the last practicable date.

There will be no change in the directors' shareholdings in Exxaro shares as a result of the Exxaro listing.

5. MANAGEMENT SHARE OPTION SCHEME

The management share options of the existing Kumba directors are disclosed below.

Name	Options held	Exercise price	Expiry date
Dr C J Fauconnier	307 520	25,85	2008/12/03
	65 440	32,80	2009/11/01
	92 880	39,30	2011/03/16
Total	465 840		
M J Kilbride	35 840	16,54	2010/07/25
	151 320	25.85	2008/12/03
	40 710	32,80	2009/11/01
	50 750	39,30	2011/03/16
Total	278 620		
C F Meintjes	20 490	16,30	2009/01/04
	24 890	16,54	2010/07/25
	135 640	25,85	2008/12/03
	35 220	32,80	2009/11/01
	48 040	39,30	2011/03/16
Total	264 280		
D J van Staden	37 080	16,54	2010/07/25
	141 350	25,85	2008/12/03
	35 630	32,80	2009/11/01
	49 730	39,30	2011/03/16
Total	263 790		

6. DIRECTORS' INTERESTS IN TRANSACTIONS

6.1 Existing directors' interests

S A Nkosi, a non-executive director of Kumba and the CEO designate, is a director of and shareholder in Eyesizwe Holdings, the controlling shareholder of Eyesizwe Mining. He is also a director of Eyesizwe Mining and of Eyesizwe Coal. Eyesizwe Mining is one of the Eyesizwe Coal vendors in terms of the Eyesizwe acquisition, as fully set out in the Kumba circular. S A Nkosi is therefore beneficially interested in the Eyesizwe acquisition.

S A Nkosi is also interested in the issue for cash, as fully set out in the Kumba circular, as a result of his indirect interest in BEE Holdco through Eyesizwe Holdings.

F Titi is a non-executive director of Kumba as well as a shareholder and director of Tiso, which will lead the Tiso Consortium in its participation in the transaction. F Titi is interested in the issue for cash as a result of his indirect interest in BEE Holdco through the Tiso Consortium.

Other than as disclosed in the Kumba circular and in these revised listing particulars, none of the existing directors of Kumba, or any of its subsidiaries, has any direct or indirect beneficial interest in any transactions which are or were unusual in their nature or conditions or significant to the business of Exxaro or its subsidiaries, which were effected:

- during the current or immediately preceding financial year; or
- during an earlier financial period and which remain in any respect outstanding or unperformed.

6.2 Proposed directors' interests

P K V Ncetezo is a proposed non-executive director of Exxaro as well as a director of SAWIMIH, which will lead the Women's Group Consortium in its participation in the transaction. P K V Ncetezo is interested in the issue of shares for cash to BEE Holdco as a result of her indirect interest in BEE Holdco through the BEE Women's Group SPV.

N Sowazi is a proposed non-executive director of Exxaro as well as a director of Tiso, which will lead the Tiso Consortium in its participation in the transaction. N Sowazi is interested in the issue of shares for cash to BEE Holdco as a result of his indirect interest in BEE Holdco through the Tiso Consortium.

D R Zihlangu is a proposed non-executive director of Exxaro as well as a director of Eyabantu, which will lead the Eyabantu Consortium in its participation in the transaction. D R Zihlangu is interested in the issue of shares for cash to BEE Holdco as a result of his indirect interest in BEE Holdco through the Eyabantu Consortium.

Other than as set out above, none of the existing directors of Kumba, or any of its subsidiaries, has any direct or indirect beneficial interest in any transactions which are or were unusual in their nature or conditions or significant to the business of Exxaro or its subsidiaries which were effected:

- during the current or immediately preceding financial year; or
- during an earlier financial period and which remain in any respect outstanding or unperformed.

7. DIRECTORS' DECLARATIONS

None of the existing and proposed directors of Kumba have:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of compromise with their creditors;
- ever been found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- ever been involved in any receiverships, compulsory liquidations or creditors voluntary liquidations;
- ever been barred from entry into a profession or occupation; or
- ever been convicted in any jurisdiction of any criminal offence.

All the directors will have submitted completed directors' declarations in compliance with Schedule 21 of the Listings Requirements upon their appointment to the Exxaro Board.

8. SENIOR MANAGEMENT

8.1 Senior management profiles

Subject to the transaction becoming unconditional, the Exxaro senior management team will comprise Dr C J Fauconnier, M J Kilbride, D J van Staden and S A Nkosi as executive directors, as well as the members set out below.

Senior management	
Humphrey Mathe (56)	Executive general manager corporate services
Academic qualifications	MSc (Exploration Geology) Rhodes University, PhD University of Natal, Durban
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	As head: technical and new business development division of Eyesizwe Coal (Proprietary) Limited, Humphrey was involved in the evaluation of Eyesizwe's uncommitted resources, various mining projects and new business development. He was appointed operations manager at Eyesizwe Coal (Proprietary) Limited in January 2004. He is also a director of Eyesizwe Mining.

Senior management	
Mxolisi Mgojo (46)	Executive general manager base metals and industrial minerals
Academic qualifications	BSc (Honours), MBA
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Mxolisi currently holds directorships at Glen Douglas Dolomite (Proprietary) Limited, Kumba Base Metals (Proprietary) Limited, Exxaro Ferroalloys and Alloystream (Proprietary) Limited, Rosh Pinah, Eyesizwe Coal, Eyesizwe Mining and Eyesizwe Holdings.
Ernst Venter (50)	Executive general manager coal
Academic qualifications	BEng (Hons), MBA, Advanced Management Programme – Insead, France
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Ernst is currently Executive General Manager, Exxaro Coal. Previously : GM Base Metals – Kumba Resources, MD Zincor, GM Consulting Services – Iscor, Manager Mining Technology – Iscor, Manager Coal Beneficiation Grootegeluk Coal Mine – Kumba Resources, Chief Engineer Process Development GG, Plant Superintendent GG, Plant Metallurgist – Sishen Iron Ore – Kumba Resources.
Wim de Klerk (42)	Executive general manager mineral sands
Academic qualifications	MCom (Taxation); UNISA – BCom (Hons) CTA; BCom (Hons) Acc; Admitted to *South African Institute for Chartered Accountants* (SAICA)
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Since joining Iscor in 1996 he served on the executive management team of Iscor, responsible for strategy and continuous improvement, divestment of some of the non-core assets of the Iscor group and managed the Grootegeluk mine. Since the separate listing of Kumba, he has been responsible for managing the mineral sands commodity business.
Trevor Arran (39)	Executive general manager corporate affairs and investor relations
Academic qualifications	BSc (Hons)(Econ Geology), AMP, BEP, Dip Project Management
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Trevor is currently Kumba's general manager, corporate affairs and investor relations, incorporating the company's sustainable development department. Prior to joining Kumba, he has previously worked as a mining analyst at JPMorgan Equities and has also been employed by Gold Fields of South Africa, BHP Diamonds and De Beers. He has a broad mining background supplemented by financial experience gained in the equity markets and investment banking.
Riaan Koppeschaar (36)	General manager corporate finance and treasury
Academic qualifications	CA(SA), Advanced Certificate (Taxation), Member of the Association of Corporate Treasurers
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Riaan is currently general manager, corporate finance and treasury responsible for overseeing the Kumba Group's treasury and corporate finance activities. He originally joined Iscor in 1993. With the separate listing of Kumba in 2001 he was appointed Manager; Corporate Finance and Treasury. He has gained extensive experience in structuring complex financing and other corporate transactions.

Senior management	
Rian Strydom (40)	General manager financial accounting
Academic qualifications	CA(SA) and member of the South African Institute of Chartered Accountants
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Since joining Iscor Limited in 1997 initially as a taxation adviser, he served as financial manager at Vereeniging steel works and Sishen iron ore mine. After the separate listing of Kumba in 2001, he was appointed as head of the Kumba Group's financial accounting function where he has gained extensive experience in statutory reporting in a listed environment, as well as enterprise wide risk management. He presently serves on the board of several subsidiaries, trusts and retirement funds of interest to the Kumba Group.
Retha Piater (51)	Executive general manager human resources
Academic qualifications	BCom (Honours), MBA
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Retha has 21 years of human resources experience (within Iscor/Kumba) at several commodity businesses, specifically in the area of remuneration.
Marie Viljoen (59)	Company secretary
Nationality	South African
Business address	Roger Dyason Road, Pretoria West, 0183
Experience	Marie is the company secretary and has 20 years' experience in the field. She assumes responsibility for the Kumba Group's secretarial, administrative business and corporate governance services to ensure that Kumba meets its statutory and legal responsibilities. She has been with Kumba since listing in 2001 and was previously employed by Safair, Fedfood and the Bidvest Group.

8.2 Senior management interests in transactions

M D M Mgojo is a shareholder in Eyesizwe Holdings, the controlling shareholder of Eyesizwe Mining. Eyesizwe Mining is one of the vendors of Eyesizwe Coal in terms of the Eyesizwe acquisition, as fully set out in the Kumba circular. H Mathe is a director of Eyesizwe Mining and it is anticipated that he will be a beneficiary of the Eyesizwe Mining Transformation Share Trust. H Mathe and M D M Mgojo are therefore beneficially interested in the Eyesizwe Coal acquisition.

H Mathe and M D M Mgojo are also interested in the issue for cash, as fully set out in the Kumba circular, as a result of their indirect interest in BEE Holdco through Eyesizwe Holdings.

The other senior managers listed in paragraph 8.1 above do not have any interests in the transactions.

DETAILS OF IMMOVABLE PROPERTY OWNED OR LEASED

1. PROPERTY OWNED

1.1 Kumba properties

Item	Property description	Portion number	Extent	Deed number
1.	Appelvlakte 448 LQ	1	256,9596	T136805/2001
2.	Appelvlakte 448 LQ	RE	881,8068	T136805/2001
3.	Eendragtpan 451 LQ	Farm	1196,1755	T136805/2001
4.	Gelykebult 450 LQ	Farm	1150,7836	T136805/2001
5.	Gelykebult 455 LQ	Farm	1087,2903	T136805/2001
6.	Leeuwdrift 312 LQ	Farm	1019,4714	T136805/2001
7.	Goedehoop 457 LQ	Farm	1036,3823	T136805/2001
8.	Graaffwater 456 LQ	1	342,6128	T136805/2001
9.	Graaffwater 456 LQ	RE	531,608	T136805/2001
10.	Grootestryd 465 LQ	RE/3	168,9662	T136805/2001
11.	Hanglip 508 LQ	1	137,0451	T136805/2001
12.	Hanglip 508 LQ	2	85,6532	T136805/2001
13.	Groothoek 504 LQ	Farm	995,7028	T136805/2001
14.	Turfvlakte 463 LQ	Farm	968,6235	T136805/2001
15.	Daarby 458 LQ	Farm	1178,4195	T136805/2001
16.	Enkelbult 462 LQ	Farm	1255,2248	T136805/2001
17.	Grootegeluk 459 LQ	Farm	1091,2431	T136805/2001
18.	Hieromtrent 460 LQ	Farm	1016,7433	T136805/2001
19.	Mccabesvley 311 LQ	Farm	1096,7507	T136805/2001
20.	Onbelyk 257 LQ	Farm	1072,0083	T136805/2001
21.	Naauw ontkomen 509 LQ	Farm	883,4785	T136805/2001
22.	Nelsonskop 464 LQ	1	256,9596	T136805/2001
23.	Onverwacht 503 LQ	RE	291,522	T136805/2001
24.	Vooruit 449 LQ	Farm	1023,7727	T136805/2001
25.	Shot Belt 438 LQ	5	48,8233	T24768/2002
26.	Shot Belt 438 LQ	RE	107,4382	T24768/2002
27.	Shot Belt 438 LQ	4	976,402	T24768/2002
28.	Rocky Dale 12975 HT	ANNEXE	1,8189	T60872/2002
29.	Heilbron 15594 GT	1	161,8744	T60872/2002
30.	Davelspruit 3742 HT	Farm	14,9455	T60872/2002
31.	Spies 3858 GT	Farm	121,4058	T60872/2002
32.	Cardwell Hoek 3859 GT	Farm	20,2343	T60872/2002
33.	Klip Rugh 4092 GT	RE PTN 1	94,6965	T60872/2002
34.	Droogmynkeel	Farm	121,4058	T60872/2002
35.	East Hestlerton 6783 GT	RE	249,6204	T60872/2002
36.	East Hestlerton 6783 GT	1	68,8673	T60872/2002
37.	East Hestlerton 6783 GT	2	22,3033	T60872/2002
38.	East Hestlerton 6783 GT	3	54,372	T60872/2002
39.	East Hestlerton 6783 GT	RE PTN 4	14,4219	T60872/2002
40.	Klip Rugh 4092 GT	RE	147,7104	T60872/2002
41.	East Hestlerton 6783 GT	5	39,8741	T60872/2002
42.	East Hestlerton 6783 GT	RE PTN 6	24,7527	T60872/2002
43.	East Hestlerton 6783 GT	RE PTN 7	29,3675	T60872/2002
44.	East Hestlerton 6783 GT	RE PTN 8	37,6497	T60872/2002
45.	East Hestlerton 6783 GT	9	21,1322	T60872/2002
46.	East Hestlerton 6783 GT	RE 10	11,7004	T60872/2002
47.	East Hestlerton 6783 GT	11	26,2666	T60872/2002
48.	East Hestlerton 6783 GT	RE 12	19,316	T60872/2002
49.	East Hestlerton 6783 GT	13	12,0444	T60872/2002
50.	East Hestlerton 6783 GT	RE 14	24,2812	T60872/2002

Item	Property description	Portion number	Extent	Deed number
51.	East Hestlerton 6783 GT	15	10,6709	T60872/2002
52.	East Hestlerton 6783 GT	16	39,993	T60872/2002
53.	East Hestlerton 6783 GT	17	10,7104	T60872/2002
54.	East Hestlerton 6783 GT	18	9,0447	T60872/2002
55.	East Hestlerton 6783 GT	19	10,2158	T60872/2002
56.	East Hestlerton 6783 GT	21	7,689	T60872/2002
57.	East Hestlerton 6783 GT	22	11,3312	T60872/2002
58.	East Hestlerton 6783 GT	24	19,316	T60872/2002
59.	East Hestlerton 6783 GT	25	8,0926	T60872/2002
60.	East Hestlerton 6783 GT	26	37,6497	T60872/2002
61.	East Hestlerton 6783 GT	27	24,2812	T60872/2002
62.	West Hestlerton 7512 GS	11/12 share	183,4434	T60872/2002
63.	West Hestlerton 7512 GS	1	2,3666	T60872/2002
64.	West Hestlerton 7512 GS	2	8,5839	T60872/2002
65.	West Hestlerton 7512 GS	3	4,1152	T60872/2002
66.	West Hestlerton 7512 GS	4	5,6099	T60872/2002
67.	West Hestlerton 7512 GS	5	6,5205	T60872/2002
68.	West Hestlerton 7512 GS	7	6,2962	T60872/2002
69.	West Hestlerton 7512 GS	8	4,0316	T60872/2002
70.	West Hestlerton 7512 GS	9	4,3908	T60872/2002
71.	West Hestlerton 7512 GS	10	8,7209	T60872/2002
72.	West Hestlerton 7512 GS	11	4,3554	T60872/2002
73.	West Hestlerton 7512 GS	12	10,4004	T60872/2002
74.	West Hestlerton 7512 GS	13	9,3305	T60872/2002
75.	West Hestlerton 7512 GS	14	4,6259	T60872/2002
76.	West Hestlerton 7512 GS	16	7,5878	T60872/2002
77.	West Hestlerton 7512 GS	17	4,6967	T60872/2002
78.	West Hestlerton 7512 GS	18	6,1032	T60872/2002
79.	West Hestlerton 7512 GS	20	28,2141	T60872/2002
80.	West Hestlerton 7512 GS	19/20 share in RE PTN 21	16,0405	T60872/2002
81.	West Hestlerton 7512 GS	RE PTN 22	18,1602	T60872/2002
82.	West Hestlerton 7512 GS	23	27,4782	T60872/2002
83.	West Hestlerton 7512 GS	RE PTN 25	24,2477	T60872/2002
84.	West Hestlerton 7512 GS	26	28,7985	T60872/2002
85.	West Hestlerton 7512 GS	27	29,6154	T60872/2002
86.	West Hestlerton 7512 GS	28	27,3871	T60872/2002
87.	West Hestlerton 7512 GS	29	31,8234	T60872/2002
88.	West Hestlerton 7512 GS	30	23,2037	T60872/2002
89.	West Hestlerton 7512 GS	31	26,5903	T60872/2002
90.	West Hestlerton 7512 GS	32	28,3102	T60872/2002
91.	West Hestlerton 7512 GS	RE PTN 34	13,4212	T60872/2002
92.	West Hestlerton 7512 GS	35	29,9037	T60872/2002
93.	West Hestlerton 7512 GS	36	26,8307	T60872/2002
94.	West Hestlerton 7512 GS	37	27,3592	T60872/2002
95.	West Hestlerton 7512 GS	38	3,0554	T60872/2002
96.	West Hestlerton 7512 GS	39	6,078	T60872/2002
97.	West Hestlerton 7512 GS	40	4047 SQM	T60872/2002
98.	West Hestlerton 7512 GS	41	12,5065	T60872/2002
99.	West Hestlerton 7512 GS	RE PTN 42	3,6323	T60872/2002
100.	West Hestlerton 7512 GS	43	4,1664	T60872/2002
101.	West Hestlerton 7512 GS	44	1,224	T60872/2002
102.	West Hestlerton 7512 GS	45	10,7016	T60872/2002
103.	West Hestlerton 7512 GS	46	8094 SQM	T60872/2002
104.	West Hestlerton 7512 GS	47	8094 SQM	T60872/2002
105.	West Hestlerton 7512 GS	48	8094 SQM	T60872/2002
106.	West Hestlerton 7512 GS	49	21,837	T60872/2002
107.	West Hestlerton 7512 GS	50	14,6238	T60872/2002
108.	Wykeham 7582 GS	RE	36,3382	T60872/2002
109.	Wykeham 7582 GS	RE PTN 1	30,3474	T60872/2002
110.	Wykeham 7582 GS	RE PTN 2	24,3807	T60872/2002

Item	Property description	Portion number	Extent	Deed number
111.	Wykeham 7582 GS	4	38,8827	T60872/2002
112.	Wykeham 7582 GS	RE PTN 5	28,5992	T60872/2002
113.	Wykeham 7582 GS	3/4 share in PTN 7	58,7326	T60872/2002
114.	Wykeham 7582 GS	RE PTN 8	36,6221	T60872/2002
115.	Wykeham 7582 GS	2/3 share in PTN 9	6513 SQM	T60872/2002
116.	Wykeham 7582 GS	2/3 share in PTN 10	9106 SQM	T60872/2002
117.	Wykeham 7582 GS	18	30,1037	T60872/2002
118.	Wykeham 7582 GS	RE PTN 20	3,8445	T60872/2002
119.	Wykeham 7582 GS	21	4,0469	T60872/2002
120.	Wykeham 7582 GS	24	36,3381	T60872/2002
121.	Wykeham 7582 GS	25	4700 SQM	T60872/2002
122.	Wykeham 7582 GS	26	4733 SQM	T60872/2002
123.	Wykeham 7582 GS	27	4745 SQM	T60872/2002
124.	Wykeham 7582 GS	28	4706 SQM	T60872/2002
125.	Wykeham 7582 GS	29	4716 SQM	T60872/2002
126.	Wykeham 7582 GS	30	4782 SQM	T60872/2002
127.	Wykeham 7582 GS	31	4808 SQM	T60872/2002
128.	Wykeham 7582 GS	32	4775 SQM	T60872/2002
129.	Wykeham 7582 GS	33	3,8445	T60872/2002
130.	Boys Kraal 7792 GT	1	523,1542	T60872/2002
131.	Boys Kraal 7793 GT	2	220,6915	T60872/2002
132.	Sewango 8404 GS	Farm	186,3301	T60872/2002
133.	Cornwall A 8935 GT	Farm	2,7639	T60872/2002
134.	Cornwall B 8420 GT	RE	684,9249	T60872/2002
135.	Cornwall B 8420 GT	RE PTN 15	10,0285	T60872/2002
136.	Renier 8421 GT	RE	6,2347	T60872/2002
137.	Rocky Dale 8516 HT	RE	486,4853	T60872/2002
138.	Bismarck 8561 GS	RE	402,1491	T60872/2002
139.	Sweetwaters 8748 GT	Farm	411,8287	T60872/2002
140.	Boys Kraal 8945 GT	Farm	220,6935	T60872/2002
141.	Extension 8946 GT	RE	27,0151	T60872/2002
142.	Extension 8946 GT	1	38,1905	T60872/2002
143.	Extension 8946 GT	2	27,3496	T60872/2002
144.	Ruston 9012 GS	3	347,6455	T60872/2002
145.	Ruston 9012 GS	4	61,7626	T60872/2002
146.	Brompton 9013	4	250,9482	T60872/2002
147.	Groenkloof 358 JR	56	11,9914	T111191/2002
148.	De Cango 26, Oudtshoorn Rd	3	244,764	T41.384/2002
149.	Withuis 72, Herbert Rd	2	171,3064	T1649/2002
150.	Mazelsfontein 75 Herbert Rd	2	308,4569	T1649/2002
151.	Mazelsfontein 75 Herbert Rd	3	60,3181	T1649/2002
152.	Wallmannsthal AH 163		2,528	T78327/2002
153.	Wallmannsthal AH 169		2,6767	T78327/2002
154.	Skurweplaas 355 JR	RE PTN 1	8,9	T56703/2000
155.	Erasmia 350 JR	8	8565 SQM	T56703/2000
156.	Zwartkop 356 JR	240	47,8963	T149944/2002
157.	Skurweplaas 353 JR	RE PTN 2	54,0672	T56703/2000
158.	Alpha 765 HT	PTN	34,3222	T4653/1986
159.	Hlobane 506 HT	2	579,9593	T32120/1993
160.	Hlobane 506 HT	38	76,6203	T27576/1998
161.	Hlobane 506 HT	39	33,78	T27577/1998
162.	Hlobane 506 HT	4	278,5471	T32122/1993
163.	Hlobane 506 HT	5	267,5563	T32123/1993
164.	Hlobane 506 HT	RE	722,3665	T32127/1993
165.	Hlobane 506 HT	RE PTN 3	500,3559	T32121/1993
166.	Hlobane 506 HT	RE PTN 32	70,2091	T27576/1998
167.	Hlobane 506 HT	RE PTN 35	20,831	T27576/1998
168.	Hlobane 506 HT	RE PTN 6	205,6877	T32124/1993
169.	Hlobane 506 HT	RE PTN 7	170,8921	T32125/1993

Item	Property description	Portion number	Extent	Deed number
170.	Hlobane 506 HT	RE PTN 8	243,5982	T32126/1993
171.	Langgelegen 704 ht	3	302,1717	T3061/1941
172.	Langgelegen 704 ht	4	302,1717	T4652/1952
173.	Langgelegen 704 HT	6	302,1717	T4652/1952
174.	Langgelegen 704 HT	RE PTN 2	302,1688	T32129/1993
175.	Makalusi 245 HT		344,4118	T30082/1981
176.	Nyembe 184 HU	4	47,8417	T8674/1998
177.	Nyembe 184 HU	5	47,8417	T26639/1996
178.	Rietvlei 150 HU	15	7,3339	T33007/1998
179.	Rietvlei 150 HU	16	7,061	T33007/1998
180.	Rietvlei 150 HU	17	7,061	T33007/1998
181.	Rietvlei 150 HU	18	7,0687	T33007/1998
182.	Rietvlei 150 HU	19	7,0214	T33007/1998
183.	Rietvlei 150 HU	20	6,5505	T33007/1998
184.	Rietvlei 150 HU	21	5,7821	T33007/1998
185.	Rietvlei 150 HU	22	4,9986	T33007/1998
186.	Vaalbank 38 VRYHEID	15	0,4047	T477/1976
187.	Vaalbank 38 VRYHEID	RE PTN 1	691,429	T32134/1993
188.	Vaalbank 38 VRYHEID	RE PTN 16	74,0531	T27572/1998
189.	Vrede 154 HU	13	53,8232	T32130/1993
190.	Vrede 154 HU	14	457,4226	T32132/1993
191.	Vrede 154 HU	RE PTN 1	382,4386	T32131/1993
192.	Vrede 154 HU	RE PTN 7	36,2748	T24430/1993
193.	Vrede 154 HU	RE PTN 8	132,0772	T24430/1993
194.	Waterval 84 HT	1	1011,5834	T19159/1994
195.	Waterval 84 HT	RE	1011,5834	T7056/1957
196.	Welgevonden 287 HT	17	20,7629	T19479/1998
197.	Welgevonden 287 HT	18	20,762	T8353/1975
198.	Welgevonden 287 HT	19	20,7629	T18606/1979
199.	Welgevonden 287 HT	20	20,7629	T12713/1997
200.	Welgevonden 287 HT	21	20,7617	T7913/1998
201.	Welgevonden 287 HT	22	20,7608	T9147/1997
202.	Welgevonden 287 HT	23	20,7649	T22954/1997
203.	Welgevonden 287 HT	24	20,7622	T22954/1997
204.	Welgevonden 287 HT	25	20,7634	T22954/1997
205.	Welgevonden 287 HT	26	20,7625	T22954/1997
206.	Welgevonden 287 HT	27	20,7632	T38909/1994
207.	Welgevonden 287 HT	28	20,7622	T30119/1997
208.	Welgevonden 287 HT	4	270,1873	T25587/1990
209.	Welgevonden 287 HT	5	399,1485	T213/1986
210.	Welgevonden 287 HT	6	228,3771	T8327/1945
211.	Welgevonden 287 HT	7	242,3286	T39138/2003
212.	Welgevonden 287 HT	RE PTN 2	465,7844	T7808/1990
213.	Welgevonden 287 HT	RE PTN 3	292,9924	T1902/1985
214.	Welgevonden 287 HT	RE PTN 9	365,1838	T34003/1997
215.	Moabsvelden 248 IR	2	180,8342	T9659/2002
216.	Witklip 229 IR	10	8,5653	T117235/2004
217.	Goedgedacht 228 IR	RE PTN 9	241,8216	T9659/2002
218.	Kenbar 257 IR		583,7245	T9659/2002
219.	Leeuwpan 246 IR	3	110,9459	T9659/2002
220.	Moabsvelden 248 IR	RE PTN 12	170,1573	T9659/2002
221.	Moabsvelden 248 IR	RE PTN 13	170,4844	T9659/2002
222.	Wolvenfontein 244 IR	8	393,4968	T9659/2002
223.	Moabsvelden 248 IR	44	39,1119	T33044/2003
224.	Moabsvelden 248 IR	49	44,3231	T70387/2004
225.	Witklip 229 IR	4	142,3625	T9659/2002
226.	Weltevreden	7	259,135	T9659/2002
227.	Moabsvelden 248 IR	49	44,3231	T70387/2004
228.	Wolvenfontein 244 IR	9	2,7053	T162298/2004
229.	Wolvenfontein 244 IR	10	2835	T162298/2004

Item	Property description	Portion number	Extent	Deed number
230.	Erf 667 Witkop	2552 SQM		T58426/2000
231.	Erf 684 Witkop	2552 SQM		T58426/2000
232.	Erf 692 Witkop	2552 SQM		T58426/2000
233.	Erf 695 Witkop	3716 SQM		T58426/2000
234.	Erf 641 Witkop	2142 SQM		T58426/2000
235.	Erf 642 Witkop	2552 SQM		T58426/2000
236.	Erf 665 Witkop	2907 SQM		T58426/2000
237.	Erf 679 Witkop	2552 SQM		T58426/2000
238.	Erf 590 Witkop	1377 SQM		T58426/2000
239.	Erf 700 Witkop		1,2586	T58426/2000
240.	Erf 681 Witkop	2061 SQM		T58426/2000
241.	Erf 338 Witkop	5318 SQM		T58426/2000
242.	Erf 1 Witkop	2313 SQM		T58426/2000
243.	Erf 2 Witkop	2559 SQM		T58426/2000
244.	Erf 228 Witkop	2552 SQM		T58426/2000
245.	Erf 229 Witkop	2098 SQM		T58426/2000
246.	Erf 249 Witkop	2552 SQM		T58426/2000
247.	Erf 587 Witkop	2552 SQM		T58426/2000
248.	Erf 699 Witkop	RE	1,6662	T58426/2000
249.	Erf 494 Witkop	3236 SQM		T58426/2000
250.	Erf 664 Witkop	1296 SQM		T58426/2000
251.	Erf 663 Witkop	2552 SQM		T58426/2000
252.	Erf 666 Witkop	2552 SQM		T58426/2000
253.	Erf 685 Witkop	2922 SQM		T58426/2000
254.	Erf 691 Witkop	2922 SQM		T58426/2000
255.	Erf 696 Witkop	1916 SQM		T58426/2000
256.	Erf 694 Witkop	2932 SQM		T58426/2000
257.	Erf 529 Witkop	2552 SQM		T58426/2000
258.	Erf 680 Witkop	2552 SQM		T58426/2000
259.	Erf 639 Witkop	2552 SQM		T58426/2000
260.	Erf 693 Witkop	2539 SQM		T58426/2000
261.	Erf 683 Witkop	2552 SQM		T58426/2000
262.	Erf 682 Witkop	1408 SQM		T58426/2000
263.	Erf 230 Witkop	6164 SQM		T58426/2000
281.	Witkoppies 373 IR	4	258,587	T58426/2000
282.	Witkoppies 373 IR	8	71,5628	T58426/2000
283.	Witkoppies 373 IR	3	56,181	T58426/2000
284.	Lot 160 Umhlatuzi 13938	RE	10,1172	T20197/2003
285.	Lot 161 Umhlatuzi 13938	1	10,1172	T7986/2005
286.	Lot 91 Umlalazi 10011	3	123,0852	T64206/2000
287.	Lot 91 Umlalazi 10011	RE	122,8001	T64206/2000
288.	Mon Desir 782 LT	1	705,2161	T42156/1997
289.	Mon Desir 782 LT	RE	1178,7532	T146009/2004
300.	Rubbervale 784 LT	14	615,1094	T37241/1997
301.	Solomons Mine 762 LT	4	187,8601	T42156/1997
302.	Solomons Mine 762 LT	RE OF PTN 3	1146,3613	T6595/2002
303..	Solomons Mine 762 LT	RE	768,6961	T146009/2004
304.	Platveld 752 LT	1	1885,187	T123198/1996
305.	Quagga 759 LT	2	118,1995	T42156/1997
306.	Quagga 759 LT	RE	2864,5723	T43794/2001
307.	Gage 16695	3	76,1254	T32727/1999
308.	Erf 7950	3	21,688	T39931/2005
309.	Erf 7950	4	2887 SQM	T39932/2005
310.	Erf 7950	RE	70,2345	T14391/2001
311.	Lot 197 Empangeni 12418 GU	6	74,0516	T14391/2001
312	Areachap 426, Gordina Rd	2	129,9941	T1708/2006

1.2 Eyesizwe Coal properties

Item	Property description	Extent	Deed number
1.	Portion 1 of the farm Haasfontein 28	149,53	T39160/2002
2.	Portion 7 of the farm Haasfontein 28	148,7195	T47035/2003
3.	Portion 15 of the farm Vaalkranz 29	988,1355	T47036/2003
4.	Portion 16 of the farm Vaalkranz 29	955,7083	T47036/2003
5.	Portion 7 of the farm Diepspruit 41	6,8523	T47037/2003
6.	Portion 8 of the farm Diepspruit 41	42,8266	T47031/2003
7.	Portion 9 of the farm Diepsruit 41	17,1306	T47032/2003
8.	Portion 10 of the farm Diepsruit 41	42,8331	T47033/2003
9.	Remaining extent of the farm Rietfontein 43	500,9713	T47039/2003
10.	Portion 3 of the farm Rietfontein 43	78,4736	T47038/2003
11.	Portion 21 of the farm Vierfontein 61 (? Share)	111,5819	T31969/1978
12.	Portion 22 of the farm Vierfontein 61 (? Share)	171,3078	T1727/2003
13.	Portion 26 of the farm Vierfontein 61	477,763	T46568/2004
14.	Portion 53 of the farm Vierfontein 61	108,8079	T41532/2004
15.	Portion 12 of the farm Rietvlei 62	10,83	T46568/2004
16.	Portion 5 of the farm Haasfontein 85	200	T1734/2003
17.	Portion 1 of the farm Naboth 167	135,2078	T77921/2003
18.	Portion 11 of the farm Vaalwater 173	165,5462	T77921/2003
19.	Portion 21 of the farm Vaalwater 173	123,9709	T77921/2003
20.	Portion 4 of the farm Groblersrecht 175	214,133	T77921/2003
21.	Portion 2 of the farm Goeden Hoop 205	214,1307	T77921/2003
22.	Clydesdale 483 (2/3 Share)	183,6166	T81739/1989
23.	Portion 9 of the farm Witbank 300	85,2064	T47989/2003
24.	Portion 10 of the farm Witbank 300	105,7817	T47989/2003
25.	Portion 2 of the farm Rietvlei 310	550,9523	T40609/2003
26.	Remaining extent of the farm Paardeplaats 425	185,4226	T77923/2003
27.	Portion 2 of the farm Paardeplaats 425	161,9775	T77923/2003
28.	Portion 13 of the farm Zoekop 426	40,1647	T77923/2003
29.	Portion 12 of the farm Leeuwbank 427	21,1939	T90964/2003
30.	Portion 6 of the farm Grootlaagte 449	256,9612	T45820/2002
31.	Portion 10 of the farm Grootlaagte 449	171,3142	T45815/2002
32.	Remaining extent of the farm Rietkuil 491	351,8386	T45817/2002
33.	Portion 16 of the farm Rietkuil 491	39,7514	T45819/2002
34.	Portion 20 of the farm Rietkuil 491	21,4133	T45816/2002
35.	Portion 3 of the farm Nooitgedacht 493	111,3492	T45818/2002
36.	Portion 3 of the farm Nooitgedacht 492	152,7387	T77921/2003
37.	Portion 5 of the farm Nooitgedacht 493	47,8273	T77921/2003
38.	Portion 13 of the farm Nooitgedacht 493	72,9175	T77921/2003
39.	Remaining extent of the farm Leeuwpan 494	152,7459	T77922/2003
40.	Portion 4 of the farm Leeuwpan 494	331,288	T77922/2003
41.	Portion 6 of the farm Leeuwpan 494	171,3093	T77922/2003
42.	Portion 7 of the farm Leeuwpan 494	152,7536	T77922/2003
43.	Portion 8 of the farm Leeuwpan 494	109,8474	T77922/2003
44.	Portion 9 of the farm Leeuwpan 494	152,7523	T77922/2003
45.	Portion 10 of the farm Leeuwpan 494	331,288	T77922/2003
46.	Portion 1 of the farm Klipfontein 495	70,7641	T77920/2003
47.	Portion 2 of the farm Klipfontein 495	206,8275	T77920/2003
48.	Portion 3 of the farm Klipfontein 495	48,1699	T77920/2003
49.	Portion 4 of the farm Klipfontein 495	115,5649	T77920/2003
50.	Portion 5 of the farm Klipfontein 495	302,8547	T77920/2003
51.	Portion 7 of the farm Klipfontein 495	413,655	T77920/2003
52.	Portion 8 of the farm Klipfontein 495	413,6564	T77920/2003
53.	Portion 9 of the farm Klipfontein 495	188,6369	T77920/2003
54.	Portion 10 of the farm Klipfontein 495	188,6982	T77920/2003
55.	Portion 11 of the farm Klipfontein 495	198,9552	T77920/2003
56.	Portion 12 of the farm Klipfontein 495	47,1747	T77920/2003
57.	Portion 13 of the farm Klipfontein 495	47,1759	T77920/2003
58.	Portion 14 of the farm Klipfontein 495	23,5852	T77920/2003
59.	Portion 15 of the farm Klipfontein	235,7347	T77920/2003

Item	Property description	Extent	Deed number
60.	Portion 17 of the farm Klipfontein 495	192,0545	T77920/2003
61.	Portion 18 of the farm Klipfontein 495	110,8003	T77920/2003
62.	Portion 19 of the farm Klipfontein 495	206,8275	T77920/2003
63.	Portion 1 of the farm Strathrae 496	21,3619	T77921/2003
64.	Portion 2 of the farm Strathrae 496	885,3344	T77921/2003
65.	Portion 1 of the farm Paardeplaats 380	88,7538	T4584/2003
66.	Portion 2 of the farm Paardeplaats 380	101,6361	T4584/2003
67.	Portion 3 of the farm Paardeplaats 380	101,155	T125717/2002
68.	Portion 4 of the farm Paardeplaats 380	103,4134	T4584/2003
69.	Portion 5 of the farm Paardeplaats 380	444,6829	T4584/2003
70.	Portion 24 of the farm Paardeplaats 380	172,3842	T77923/2003
71.	Portion 28 of the farm Paardeplaats 380	204,1417	T77923/2003
72.	Portion 2 of the farm Eerstelingsfontein 406	39,3485	T18339/2004
73.	Portion 3 of the farm Eerstelingsfontein 406	39,2867	T18339/2004
74.	Portion 4 of the farm Eerstelingsfontein 406	39,2859	T18339/2004
75.	Portion 5 of the farm Eerstelingsfontein 406	39,2888	T18339/2004
76.	Portion 6 of the farm Eerstelingsfontein 406	39,2846	T18339/2004
77.	Portion 7 of the farm Eerstelingsfontein 406	39,2825	T18339/2004
78.	Portion 8 of the farm Eerstelingsfontein 406	39,2814	T18339/2004
79.	Portion 9 of the farm Eerstelingsfontein 406	39,2814	T18339/2004
80.	Remaining extent of the Farm Dartmoor 213	1128,9792	T45679/2003
81.	Carolina 217	1108,8092	T45680/2003
82.	Remaining extent of the farm Witkopje 238	395,8063	T57072/2003
83.	Portion 1 of the farm Witkopje 238	559,4948	T57072/2003
84.	Portion 2 of the farm Witkopje 238	373,1145	T57072/2003
85.	Portion 3 of the farm Witkopje 238	373,1153	T57072/2003
86.	Draai Om 244	1069,4744	T57072/2003
87.	Swelpan 245	1052,8077	T57071/2003
88.	Kleinpan 269	1044,0012	T57070/2003
89.	Goedgedacht 20	1028,8034	T45681/2003

2. PROPERTY LEASED

Property leased by Kumba

	Lessee	Lessor	Property	Rental amount	Commence-ment	Period
1.	Kumba (Ferrosilicon Plant)	Iscor Limited	Remainder of portion 86 & 124 of portion 6 Pretoria Town & Townlands	R39 300.00 (Escalating)	01/07/2001	Indefinite
2.	Kumba (Kumba Technology)	Iscor Limited	Remainder of portion 86 & 124 of portion 6 Pretoria Town & Townlands	R39 300.00 (Escalating)	01/07/2001	Indefinite
3.	Kumba	Dhaversons (Proprietary) Limited	Office (Recruitment)	R2 700.00	01/07/2006	30/06/2007
4.	Kumba	L J & J J Steere	Erf 140 Mtunzini	R6 900.00	01/06/2006	31/05/2007

KUMBA COAL

	Lessee	Lessor	Property	Rental amount	Commencement	Period
1.	Kumba Coal	S C E Geyser	Erf 698 Rustenburg	R4 010.00	14/05/2003	13/05/2005
2.	Kumba Coal	J C Viljoen	Erf 1672 Onverwacht	R10 000.00	11/05/2005	31/07/2006
3.	Kumba Coal	Transnet	PRT. 145 OF Farm Town & Town Lands 272	To be signed (July 2006)		
4.	Kumba Coal	Gideon Potgieter	L Jooste – Rustenburg Depot	R7 000.00	Dec 2005	Nov 2006 (Contract renewed)
5.	Kumba Coal	C P Prinsloo	House te Onverwacht	R3 850.00	March 05	May 06 (Contract renewed)

Property leased by Eyesizwe Coal

No.	Parties	Description and scope	Duration	Rental and escalation	Permitted use	Termination provisions
1.	Eyesizwe Coal/C J v Dyk	Ptn 1 Haasfontein 28IS, Ptn 16 Haasfontein 28IS, R/E Ptn 4 Vlaklaagte 45IS	Lapsed 31/8/02	R135.38 p.a + VAT, Escalation CPI	Grazing	3 months mutual notice
2.	Eyesizwe Coal/ G C van Eeden	Ptn 2 Tweefontein	1/4/02 – 31/8/06	R4 703.33 till 12/3, Escalation CPI	Grazing	3 months mutual notice
3.	Eyesizwe Coal/ D D J van Rensburg	R/E Ptn 15 Vaalkranz 29IS	Lapsed 31/8/04	R108 p.a, Escalation CPI	Grazing	3 months mutual notice
4.	Eyesizwe Coal/ A J v Niekerk	Ptn 53 Vierfontein 61IS	1/9/02 – 31/8/07	Till 1/9/05 free, thereafter agreed fee/hectare	Grazing	3 months mutual notice
5.	Eyesizwe Coal/ C B Venter	Ptn 2 Strathrae 496JS (Portions of)	1/8/03 – 31/7/08	R21 568 p.a Escalation CPI	Grazing	3 months mutual notice
6.	Anglo Operations Ltd/N J Swart	Ptn 7, 8, 9,10 Diepspruit 41IS, Ptn 3, R/E Rietfontein 43IS, Ptn of Ptn 15 Vaalkranz 29IS – 817,2 h	Lapsed 31/8/04	Till 31/8/200 R52 013.70, Escalation CPI	Grazing	3 months mutual notice
7a.	Eyesizwe Coal/ P M Swart	R/E Ptn 8 Leeuwpan	Lapsed 31/8/04	R18 868.90, Escalation CPI	Grazing	3 months mutual notice
7b.	Eyesizwe Coal/P M Swart	Ptn 1 Naboth 167 IS – 135,21 h	1/8/03 – 31/7/08	R14 757.45 p.a, Escalation CPI	Grazing	3 months mutual notice

No.	Parties	Description and scope	Duration	Rental and escalation	Permitted use	Termination provisions
8.	Eyesizwe Coal/S J M van der Merwe	R/E Ptn 5 Nooitgedacht 493JS, Ptn 6, 7, 9, 10 Leeuwpan 494JS, R/E Ptn 4 Klipfontein 495 JS	1/8/03 – 31/7/08	R52 364.35, Escalation CPI	Grazing	3 months mutual notice
9.	Eyesizwe Coal/N Breet	Ptn 15 Vaalkranz 29IS, Ptn 3, R/E Rietfontein 43IS	1/9/04 – 31/8/09	R47 938 p.a, Escalation CPI	Grazing	3 months mutual notice
10.	Eyesizwe Coal/P Botha	R/E Ptn 7 Rietkuil 491JS (Portions of)	1/1/03 – 31/12/05	R938.25 p.a, Escalation CPI	Café Trading business	3 months mutual notice
11.	Eyesizwe Coal/F J Botha	R/E Ptn 4 Leeuwpan 494JS	31/8/03 – 31/7/08	R35 445.96 p.a, Escalation CPI	Grazing	3 months mutual notice
12.	Eyesizwe Coal/L J Botha	R/E of Ptn 1, R/E Ptn 2, Ptn 3, 7, 8, 9, 10, 11-15, 19 Klipfontein 495JS – Total 2289,86 h	1/8/03 – 31/7/08	R194 729 p.a Escalation CPI	Grazing	3 months mutual notice
13.	Eyesizwe Coal/ I J G de Wet	Ptn 7–10 Diepspruit 41IS, Ptn 3, R/E Rietfontein 43 IS	1/8/04 – 31/8/09	R51 608 p.a, Escalation CPI	Grazing	3 months mutual notice
14.	Eyesizwe Coal / I J de Waal	Ptn 11, 21 Vaalwater 173 IS, R/E Ptn 2 Op Goeden Hoop 205 IS	1/8/03 – 31/7/08	R20 146 p.a Escalation CPI	Grazing	3 months mutual notice
15.	Eyesizwe Coal/ M A K Boerdery BK	R/E of Ptn 26 Vierfontein 61IS, R/E Ptn 12 Rietvlei 62 IS	1/9/02 – 31/8/07	R45 603.60 p.a Escalation CPI	Grazing	3 months mutual notice
16.	Eyesizwe Coal/ J H Gerrits	Ptn 12 Leeuwbank 427JS	1/9/03 – 31/8/08	R482.59 p.a Escalation CPI	Grazing	3 months mutual notice
17.	Eyesizwe Coal/ R L Heyman	R/E Ptn 15 Vaalkranz 29IS	Expired!	R894.40 p.a Escalation CPI	Grazing	3 months mutual notice
18.	Eyesizwe Coal/Baken-laagte Boerdery (Pty) Limited	Ptn 53 Vierfontein 61IS	1/9/02 – 31/8/07	R5 418 p.a Escalation CPI	Grazing	3 months mutual notice
19.	Eyesizwe Coal/ T C E Kleynhans	Ptn 6, 10 Grootlaagte 449JS, Ptn 3 Nooitgedacht	1/8/02 – 31/8/07	R39 651.20 p.a Escalation CPI	Grazing	3 months mutual notice
20.	Eyesizwe Coal/ J H Klaasen 494JS	R/E Ptn 4 Klipfontein 495JS, Ptn 6 Leeuwpan	1/8/03 – 31/7/08	R11 370.15 p.a, Escalation CPI	Grazing	3 months mutual notice

No.	Parties	Description and scope	Duration	Rental and escalation	Permitted use	Termination provisions
21.	Eyesizwe Coal/ M J Louwrens	Clydesdale 483IS	Expired!	R16 440 p.a Escalation CPI	Grazing	3 months mutual notice
22.	Eyesizwe Coal/ B S Motha	Ptn 9, 10 Witbank 300 IT	1/9/03 – 31/8/08	First year free 2nd at R/ hectare escalation 3 %, 3rd CPI	Grazing	3 months mutual notice
23.	Eyesizwe Coal/ A J B Maree	Ptn of R/E Rietkuil 491 IS R– 75,3 h	1/5/02 – 31/8/06	R1 470.27 p.a Escalation 7% + VAT	Grazing	3 months mutual notice
24.	Eyesizwe Coal/Vierfontein Boerdery	Ptn 21, 22 Vierfontein 61IS	1/9/02 – 31/8/07	R16 571.05 p.a Escalation CPI	Grazing	3 months mutual notice
25.	Eyesizwe Coal/ K H Nsibande	Ptn 9, 10 Witbank 300 IT	1/8/04 – 31/8/09	R8 584.51 p.a Excalation CPI	Grazing	3 months mutual notice
26.	Eyesizwe Coal/ J J Oosthuizen	R/E Ptn 7, 17 Rietkuil 491JS	Expired! 31/8/03	R2 143.83 p.a Escalation CPI	Grazing	3 months mutual notice
27.	Eyesizwe Coal/ W P Pretorius	R/E Ptn 5, 17, 18 Klipfontein 495JS, R/E, R/E Ptn 2 Paardeplaats 425 JS, R/E Ptn 28 Paardeplaats	1/8/03 – 31/7/08	R69 684 Escalation CPI	Grazing	3 months mutual notice
28.	Eyesizwe Coal/ E Pietersen	R/E Rietkuil 491JS	1/9/03 – 31/8/08	R26919.17 p.a Escalation CPI	Grazing	3 months mutual notice
29.	Eyesizwe Coal/ J S Robberts	Ptn 2 Rietvlei 310IT	1/12/02 – 31/5/03 (Terminated)	R13 776.77 p.a Escalation CPI	Grazing	3 months mutual notice
30.	Eyesizwe Coal/ A O Schoeman	R/E Ptn 7 Rietkuil 491JS	Lapsed 31/12/02	R834 p.m + VAT	Trading site café	3 months mutual notice
31.	Eyesizwe Coal/ M T Schosana	Ptn 1 Haasfontein 28IS	1/9/03 – 31/8/08	R1 285.20 p.a Escalation CPI	Grazing	3 months mutual notice
32.	Eyesizwe Coal/ P W Steinberg	Ptn 4 Groblersrecht 175IS	1/8/03 – 31/7/08	R9 635.85 p.a Escalation CPI	Grazing	3 months mutual notice
33.	Eyesizwe Coal/ W Stoltz	Ptn 2 – 9 Eerstelingfontein 406 JT	1/2/04 – 31/8/08	R1 208.33 p.a Escalation CPI	Grazing	3 months mutual notice
34.	Eyesizwe Coal/J Thwala	Ptn 2 Rietvlei 310IT	1/1/03 – 31/12/05	R500 p.a Escalation CPI	Grazing	3 months mutual notice
35.	Friedshelf 168 (Pty) Limited/ Eyesizwe	UCB House	1/1/04 – 31/12/08	R43 772 p.m, Escalation 9%	Offices	No provisions

SALIENT TERMS OF THE BEE HOLDCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, Kumba, BHP Billiton, Eyabantu SPV, Eyesizwe SPV, Tiso SPV, BEE Women's Group SPV, BEE Holdco and IDC.

2. The purpose of this agreement is to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and remains an HDSA until the final date and therefore that Exxaro remains an HDSA until the final date.

3. Eyabantu SPV, Eyesizwe SPV, Tiso SPV and Women's Group SPV have undertaken, *inter alia:*
   - not to dispose of their shareholding in BEE Holdco until the 5th anniversary of the transaction complete date;
   - to remain an HDSA until the final date;
   - that BEE Holdco will remain an HDSA until the final date;
   - not to change the articles of association of BEE Holdco in any way which could result in BEE Holdco losing its HDSA status; and
   - that at least 50% of the directors of BEE Holdco will be HDSAs until the final date.

4. BEE Holdco undertakes, *inter alia:*
   - to remain an HDSA until the final date;
   - not to change its articles of association or propose any resolution which, if passed, will cause BEE Holdco to lose its HDSA status;
   - until the fifth anniversary of the transaction completion date, not to issue shares or vary its share capital structure in any way that would have the effect of BEE Holdco ceasing to have the shareholding structure it has at the transaction completion date (subject to the adjustments set out in paragraphs 8.1.2 to 8.1.4 of the Kumba circular); and
   - after the fifth anniversary of the transaction completion date, not to issue any shares or vary its share capital structure in any way to the extent that BEE Holdco would cease to be an HDSA having broad-based ownership.

5. The agreement makes provison that, if the BEE Holdco shareholders breach the provisions of the agreement relating to HDSA status and/or their voting undertakings in relation to BEE Holdco, such shareholder will be compelled to sell its shares in BEE Holdco to the remaining HDSA shareholders at a discount.

6. The agreement also provides for the individual HDSA shareholders in BEE Holdco to be able to unbundle their indirect shareholding in Exxaro held through BEE Holdco after the seventh anniversary of the transaction completion date, provided it does not affect the HDSA status of Exxaro.

SALIENT TERMS OF THE NEWCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, BHP Billiton, Kumba, BEE Holdco and the Exxaro EEPS Trust.

2. In terms of this agreement various parties have given certain undertakings which will ensure Exxaro's HDSA status until the final date.

3. BEE Holdco has undertaken, *inter alia,* to the designated parties until the final date:
   - to remain an HDSA and that it will use its reasonable endeavours to ensure that Exxaro remains an HDSA; and
   - not to vote any of its shares in Exxaro in such a way as to result in Exxaro ceasing to be an HDSA or being in breach of the provisions of this agreement.

4. Exxaro has undertaken, *inter alia,* until the final date that:
   - for so long as its articles of association make provision to that effect, the majority of directors who will be appointed to the Exxaro Board will be HDSAs;
   - it will not dispose of or, subject to certain exceptions, encumber the assets of Eyesizwe Coal, Namakwa Sands, its 26% shareholding in Black Mountain SPV or its 20% shareholding in SIOC. Exxaro will be entitled to encumber the assets of Eyesizwe Coal or its interest in the Black Mountain SPV in order to raise finance to maintain and develop such assets;
   - it will not initiate any action, including issuing shares or varying its share capital structure in any way that will result in Exxaro losing its HDSA status or being in breach of this agreement.

5. In the event that Exxaro loses its HDSA status due to a breach of its undertakings given under this agreement, the SIOC Shareholders' Agreement or the Black Mountain SPV Shareholders' Agreement, as the case may be, or if it breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date and such loss of status or breach is not remedied, then:
   - ASAC shall be entitled to acquire the Namakwa Sands assets at market value;
   - Eyesizwe SPV shall be entitled to acquire the Eyesizwe Coal assets at market value;
   - ASAC shall be entitled to acquire Exxaro's interest in Black Mountain SPV at market value; and/or
   - Kumba Iron Ore shall be entitled to acquire Exxaro's shareholding in SIOC at market value.

6. ASAC has undertaken to hold at least 10% of the issued ordinary share capital of Exxaro until the final date.

7. The Exxaro EEPS Trust has undertaken not to dispose of or encumber of any of its shares in Exxaro, other than in terms of the rules of the Exxaro EEPS itself.

8. BEE Holdco has undertaken not to dispose of or encumber (subject to certain exceptions) all or any of its shares in Exxaro until the final date.

A Competent Persons' Report prepared in terms of the Listings Requirements has been prepared on the assets of Exxaro and can be downloaded from www.kumbaresources.com

AN INDEPENDENT TECHNICAL REPORT ON THE MATERIAL PROPERTIES OF EXXARO RESOURCES LIMITED

This report is a summary of a Comprehensive Independent Competent Persons' Report on the mining assets of Exxaro Resources Limited

Prepared for:

Kumba Resources Limited

Prepared by:

Steffen, Robertson and Kirsten
(South Africa) (Proprietary) Limited
SRK House, 265 Oxford Road
Illovo, Johannesburg
Gauteng Province
Republic of South Africa

Tel: +27-(0)11-441 1111
Fax: +27-(0)11-441 1101

1. INTRODUCTION

1.1 Background

SRK Consulting (South Africa) (Proprietary) Limited ("SRK") is a subsidiary of the international group holding company, SRK Global Limited (the "SRK Group"). SRK has been commissioned by the directors of Kumba Resources Limited ("Kumba") to prepare an independent Competent Person's Report ("CPR") on the principal assets (the "Material Properties") which will be incorporated into Exxaro Limited ("Exxaro") and Kumba Iron Ore Limited ("Kumba Iron Ore"). The JSE Limited has granted permission for a summary of the complete CPR to be printed with the circular. It is for this reason that the summary of this CPR is referred to as an Independent Technical Report. The description of the transaction is summarised in Section 1.2.1. The Material Properties of Exxaro comprise the following:

- Iron Ore
  - A 20% interest in Sishen Iron Ore Company (Proprietary) Limited ("Sishen Iron Ore"). The other shareholders in Sishen Iron Ore will include Kumba Iron Ore Limited, with a 74% stake, with the remaining 6% being acquired by the Northern Cape Community Group and the Sishen Iron Ore Employee Share Option Plan, Sishen Iron Ore has:
    - A 100% interest in the Sishen Iron Ore Mine ("Sishen Mine"), including 100% of the first phase ("Phase I") of the Sishen Expansion Project ("SEP").
    - A 100% interest in the first phase (Phase I) of the Sishen South Project.
    - A 100% interest in the Thabazimbi Iron Ore Mine ("Thabazimbi Mine").
    - Various exploration properties located in South Africa.
  - An exploration property in Senegal.
- Coal
  - A 100% interest in Kumba Coal (Proprietary) Limited ("Kumba Coal") which has:
    - A 100% interest in the Grootegeluk Coal Mine ("Grootegeluk Mine"), including the Grootegeluk West and Van Wykspan prospecting areas.
    - A 100% interest in the Leeuwpan Coal Mine ("Leeuwpan Mine").
    - A 100% interest in the Tshikondeni Coal Mine ("Tshikondeni Mine").
    - A 100% interest in the closed coal mining operations of Durnacol Mine, Hlobane Mine, and Northfield Mine.
    - A 50% interest in the Inyanda Coal Project ("Inyanda Project").
    - A 100% interest in the Char Project ("Sintel Char Project").
    - Various exploration properties located in South Africa and Australia.
  - A 100% interest in Eyesizwe Coal (Proprietary) Limited ("Eyesizwe"), which has:
    - A 100% interest in Arnot Colliery.
    - A 100% interest in Matla Colliery.
    - A 100% interest in New Clydesdale Colliery.
    - A 100% interest in the North Block Complex, which comprises:
      - A 100% interest in Glisa Colliery.
      - A 100% interest in Strathrae Colliery.
      - A 100% interest in the Eerstelingsfontein Reserves.
      - A 100% interest in the Grootpan/Klippan Reserves.
    - A 35% interest in Twistdraai Colliery (subject to ratification of the transaction and therefore not included or valued in the transaction), a joint venture with Sasol Limited ("Sasol").
    - A 100% interest in the Belfast Coal Project ("Belfast Project").
    - A 50% interest in the Inyanda Project.
    - A 50% interest in the Mafube Joint Venture ("Mafube JV") Phase II.
    - A 50% interest in the Ingcambu Coal Project ("Ingcambu Project").
    - Various exploration properties located in South Africa.

- Heavy Minerals
  - A 100% interest in Ticor South Africa KZN (Proprietary) Limited ("Ticor SA"), which has:
    - A 100% interest in Hillendale Mine, and Fairbreeze Project and Block P Projects.
    - A 51% interest in the Port Durnford Project.
  - A 100% interest in Ticor South Africa (Proprietary) Limited ("Ticor Smelter").
  - A 100% interest in Ticor (Proprietary) Limited ("Ticor"), which has:
    - A 50% interest in the Tiwest JV Limited Joint Venture ("Tiwest JV").
    - A 50% interest in the Jurien project ("Jurien Project").
    - A 100% interest in Magnetic Minerals (Proprietary) Limited ("Dongara Project").
  - Various exploration properties located in South Africa and Australia.
  - An option to acquire a 100% interest in Namakwa Sands (Proprietary) Limited from Anglo Operations Limited, a division of Anglo American plc.
  - An option to acquire Madagascar Resources NL ("MRNL") heavy mineral assets in Madagascar.
- Base Metals
  - A 89.5% interest in Rosh Pinah Zinc Corporation (Proprietary) Limited ("Rosh Pinah").
  - A 100% interest in Zincor, a division of Kumba Base Metals (Proprietary) Limited, which has a 100% interest in the Zincor Base Metals smelter and refinery ("Zincor Refinery").
  - A 100% interest in Kumba Base Metals China Limited (Hong Kong), which has a 60% economic interest in Chifeng Kumba Hongye Zinc Corporation Limited ("Chifeng") Phase II and will have a 25% interest in the Chifeng Phase III expansion project (the Phase II interest will reduce to 38% upon commissioning). This will ultimately give Exxaro a 22% effective stake in Chifeng.
  - Various exploration properties located in South Africa and Namibia.
  - An option to acquire a 26% interest in the Black Mountain Mine and Gamsberg Project of Anglo Operations Limited, a division of Anglo American plc.
- Industrial Minerals
  - A 100% interest in Glen Douglas Dolomite (Proprietary) Limited ("Glen Douglas").
  - A 100% interest in Kumba FerroAlloys (Proprietary) Limited ("Kumba FerroAlloys").

Certain Material Properties incorporated within the above companies have been valued by SRK and incorporated into the Equity Value derived for Exxaro.

In addition to the above, Exxaro also hold interests in Direct Subsidiaries, Indirect Subsidiaries, Joint Ventures (Direct and Indirect) and Associate Companies (Direct and Indirect) hereinafter referred to as other assets (the "Other Assets"). These subsidiaries, joint ventures and associate companies include exploration companies, investment holding companies, marketing companies, mineral right holding companies, mining related services companies and property holding companies.

Exxaro has informed SRK that the Other Assets do not materially contribute to the Equity Value of Exxaro and accordingly those have been excluded.

1.2 Independent Technical Report – requirement and compliance

1.2.1 Requirement

On 13 October 2005, Kumba, Eyesizwe and Anglo American plc jointly announced a proposed transaction that would result in the establishment of:

- Exxaro, which will have significant coal, heavy minerals and zinc assets, together with a 20% holding in Sishen Iron Ore; and
- A newly listed company, Kumba Iron Ore, with a 74% interest in Sishen Iron Ore.

Pursuant to the transaction:

- Kumba's 80% interest in Sishen Iron Ore will be transferred to Kumba Iron Ore, and unbundled to all existing Kumba shareholders. Thereafter, the remaining 6% will be acquired by the Northern Cape Community Group and the Sishen Iron Ore Employee Share Option Plan;
- Exxaro will acquire the entire issued share capital of Eyesizwe.

The conditions precedent stated in the transaction document include, *inter alia*, fulfilling certain obligations in respect of compliance with various sections of the listing requirements of the JSE (the "Listings Requirements") and the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code").

SRK has been informed that a copy of the CPR will be filed with the JSE and the SRP (hereinafter referred to as the "Regulatory Authorities"). This independent technical report, which summarises the CPR will be distributed to shareholders.

1.2.2 Compliance

The CPR has been prepared in accordance with the following:

- The Listings Requirements, specifically Sections 12.3, 12.6, 12.8, 12.9 and 12.14;
- The March 2000 South African Code for Reporting of Mineral Resources and Mineral Reserves known as the SAMREC Code ("SAMREC") and published by the South African Mineral Resource Committee under the auspices of The South African Institute of Mining and Metallurgy; and
- The Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code").

1.3 Effective date, Valuation date and Base Technical information date

The effective date (the "Effective Date") of the CPR is deemed to be 8 June 2006 with the Valuation Date and cash flow projections as incorporated effective 1 January 2006. The valuation of the Material Properties is dependent upon the following:

- Technical information as generated by Kumba, Eyesizwe and Ticor in accordance with their annual planning process defined as the Base Technical Information Date ("BID"), which is 1 January 2006.
- Appropriate adjustments made by SRK to technical information which *inter alia* includes depletion, historical performance and any additional material information provided by Exxaro from the BID to the Effective Date.

1.4 Verification, Validation and Reliance

The CPR is dependent upon, technical, financial and legal input. The technical information as provided to and taken in good faith by SRK has not been independently verified by means of re-calculation. SRK has however:

- Conducted a review and assessment of all material technical issues likely to influence the future performance of the Material Properties, which included the following:
  - Inspection visits to the Material Properties' processing facilities, surface structures and associated infrastructure undertaken between July 2005 and November 2005;
  - Discussion and enquiry following access to key on-mine and head office personnel between July 2005 and November 2005;
  - An examination of historical information and results made available by Exxaro in respect of the Material Properties;
  - A review and where considered appropriate by SRK, modification of the Material Properties estimates and their classification of Mineral Resources and Mineral Reserves to reflect the position as at 1 January 2006;
  - A review and where considered appropriate by SRK, modification of the Material Properties production forecasts contained in the Life-of-Mine ("LoM") plans and one-year budgets;
  - Obtained forecasts for certain macro-economic parameters and commodity prices from Exxaro, and in some cases independent external information providers, and relied on these as inputs into the derivation of the Equity Value of the Material Properties; and
- Satisfied itself that such information is both appropriate and valid for valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure SAMREC compliance, in terms of the level of disclosure.

SRK's approach in undertaking a review of the Mineral Resource and Mineral Reserve estimations and classifications is detailed in Section 4 of the CPR, as is its opinion in respect of SAMREC compliance.

In summary, SRK has reported Mineral Resource and Mineral Reserve statements based on a review of the LoM plans and the methodologies applied for estimation and classification of Mineral Resources and Mineral Reserves. SRK has not however re-calculated the base information supporting the Mineral Resource estimates as derived from borehole and assay data. Where fundamental base data has been provided (LoM plans, capital expenditures, operating budgets etc) for the purposes of review, SRK recognise the requirements of 12.3(e) and accordingly state that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

1.4.1 Technical Reliance

SRK places reliance on the Competent Persons at Kumba and Eyesizwe that all technical information provided to SRK at the BID date and all subsequent depletions are both valid and accurate for the purpose of compiling the CPR. The information with respect to Mineral Resources and Mineral Reserves as stated by Kumba and Eyesizwe respectively has been prepared under the direction of each individual as named below who are employees of the respective companies:

- Kumba

  Mr Hennie van den Berg has 34 years' experience in the mining industry, five of which have been with Kumba. Mr van den Berg is currently the Manager: Geological Services at Kumba.

- Eyesizwe

  Dr Humphrey Mathe has more than 30 years' experience in the mineral exploration and mining industry for various commodities, including gold, base metals, diamonds, heavy and industrial minerals, as well as coal. Dr Mathe is currently Eyesizwe's COO.

The information with respect to commodity prices and macro-economic forecasts is based on:

- Consumer Price Indices ("CPI") for South Africa, Namibia, Australia, China and the United States;
- South African, Australian and Chinese exchange rates quoted against a denomination of one United States dollar ("USD");
- Projected Commodity Prices.

These commodity prices and macro-economic forecasts have been prepared under the direction of each individual or organisation named below:

- Iron Ore, Coal, Base Metals and Industrial Minerals

  Mr Eddie Fourie, Manager Strategic Services and commodity analyst at Kumba, who will serve as Competent Person in this regard. Mr Fourie has 31 years' mining industry experience, five of which have been at Kumba.

- Heavy Minerals

  The heavy minerals price forecasts and market outlook was provided by TZ Minerals International (Proprietary) Limited ("TZMI") on a nominal and real 2005USD basis: TZMI specialises in the collection, analysis and distribution of data on the titanium minerals, zircon and TiO_2 pigment industries. David Moore of TZMI agreed to act as the Competent Person in this regard.

1.4.2 Financial Reliance

In consideration of all financial aspects relating to the Material Properties, SRK has placed reliance on the Financial Officers of Kumba and Eyesizwe that the following information is appropriate as at 1 January 2006:

- Derivation of Exxaro's weighted average cost of capital ("WACC");
- Unredeemed capital balances;
- Assessed losses;
- Opening balances for debtors, creditors and stores;
- Working capital and taxation logic;
- Balance sheet items, specifically cash on hand, debt and mark to market value of derivative instruments and other liabilities required to present the Equity Value of Exxaro; and
- Values ascribed to interests in unlisted and listed entities.

The financial information referred to above has been prepared under the direction of Mr Dirk van Staden of Kumba and Ms Madge Koch of Eyesizwe. Mr van Staden is the Executive Director: Finance and has more than 20 years' experience in financial management, five years of which have been at Kumba. Ms Koch is the Financial Manager and has more than 30 years' experience. Before joining Eyesizwe five years ago, she was the Financial Director of ABB Power Generation and ABB-Alstom Power.

1.4.3 Legal Reliance

In consideration of all legal aspects relating to the valuation of the Material Properties, SRK has placed reliance on the legal representatives of Kumba and Eyesizwe that the following are correct:

- In respect of 12.8(e) and 12.10(g) that, at 1 January 2006, the effective date of the CPR:
  - There were a number of appeals/pending appeals to the DME relating to the conversion of old order mining rights to new order mining rights. It has been assumed that these old order rights will be converted to new order rights following receipt of a letter from Kumba's legal counsel relating to the conversion applications. In the case of Leeuwpan Mine, where rights have been refused but may eventually be granted, SRK has tabulated the proportion of the Resources/Reserves which may be affected. In respect of Eyesizwe it has also been assumed that the new order mining rights in respect of New Clydesdale Colliery and Mafuba JV Phase II as set out in Section 8 of the Circular to Kumba Shareholders will be granted;
  - There was no legal uncertainty on the ownership of the Falémé Exploration Project, an iron ore deposit located in south-east Senegal. However, on 19 February 2006 it was announced that Miferso, the state owned company which owns the iron ore deposit, had signed a Memorandum of Understanding with Mittal Steel, thus creating legal uncertainty on the ownership of those rights by Kumba. At 1 January 2006, there was no legal uncertainty on the ownership of the Falémé Exploration Project. Since Kumba had conducted significant exploration work on the project, there is no reason to believe, at this time, that Kumba will lose the rights to this project. Accordingly the value of this project, limited to actual exploration costs incurred to date, has been included in the Equity Values provided in Section 15.
- In respect of 12.10(e) that the legal ownership and of all mineral and surface rights has been verified; and
- in respect of 12.14(a)(xii), apart from the conversion of mining rights at the Falémé Exploration Project mentioned above, that no significant legal issue exists which would affect the likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources as reported herein.

The legal statements referred to above are based on information provided by the management of Kumba and Eyesizwe and are true and correct to the deponents best knowledge and belief:

- Kumba

  Ms Marie Viljoen is the Kumba Legal Advisor. She has 27 years' experience, five of which have been with Kumba.
- Eyesizwe

  Mr Bethuel Ngwenya is the Eyesizwe Group Legal Advisor. He is an admitted attorney, notary and conveyancer with a Masters degree from the University of the Witwatersrand. Prior to joining Eyesizwe in mid-2001, he worked for the legal department of Anglovaal Mining.

1.5 Exchange Rates

The following exchange rates were applied on 1 January 2006: ZAR/USD: 6.17; ZAR/AUD: 4.77 and ZAR/RMB: 0.86.

1.6 Valuation Basis

The Equity Valuation of Exxaro comprises the following:

- The LoM plans as provided and Net Present Values ("NPVs") at Exxaro's respective discount rates;
- Enterprise Values for each of the Material Properties. The Enterprise Values are derived using discounted cashflow ("DCF") techniques applied to post-tax pre-finance cash flows (commencing 1 January 2006 and reported in financial years ending 31 December) derived from the underlying LoM plans and the associated Technical Economic Parameters ("TEPs"). The Enterprise Values are reported as NPVs quoted at Exxaro's discount rates;
- Valuation of certain Exploration Projects; and
- Valuation Adjustments including unallocated corporate expenses, Eyesizwe purchase consideration, net (debt)/cash, mark to market value of derivative instruments and other liabilities as at 1 January 2006.

- Two valuation scenarios are presented in Section 14 of the CPR:
  - Scenario I (the Base Case Scenario)
    - Sishen Mine

      The SRK Financial Model ("FM") for Scenario I excludes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles.
    - Grootegeluk Mine

      19-year LoM. Exxaro will not have a coal supply contract with the Matimba Power Station which extends for an additional 20 years to 40 years, and therefore SRK consider it prudent to investigate a 19-year LoM option up to the year the current Matimba Power Station contract expires (Scenario I) and a 40-year option (Scenario II).
    - Mafuba JV Phase II

      Excluding Nooitgedacht Inferred Resources
  - Scenario II,
    - Sishen Mine

      The SRK FM for Scenario II includes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.
    - Grootegeluk Mine

      40-year LoM. Assumes that the mine will supply Matimba Power Station with coal for 40 years up to 2045.
    - Mafuba JV Phase II

      Including Nooitgedacht Inferred Resources

For each operating entity SRK has developed FM. The FMs presented in nominal terms are based on annual cash flow projections determined at end-point, that is to say 31 December of each year and TEPs stated in 1 January 2006 money terms.

1.7 Limitations, Reliance on Information, Declarations, Consent and Copyright

1.7.1 Limitations

Exxaro has agreed that, to the extent permitted by law, it will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the CPR. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. Exxaro has also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

Exxaro has confirmed in writing to SRK that to its knowledge the information provided by it was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and Exxaro have confirmed in writing that they believe they have provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by management at Exxaro and adjusted where appropriate by SRK, and cannot be assured as they are based on economic assumptions, many of which are beyond the control of Exxaro. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

1.7.2 Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and does not lend itself to partial analysis or summary.

SRK's Equity Value for Exxaro is effective at 1 January 2006 and is based on information provided by Exxaro throughout the course of SRK's investigations, which in turn reflect various technical-economic conditions prevailing at the date of this report as well as a specific sequencing of Exxaro's growth projects. In particular,

the Equity Value is based on expectations regarding the commodity prices and exchange rates prevailing at the date of the CPR. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of the CPR or to review, revise or update the CPR or opinion.

1.7.3 Declarations

SRK will receive a fee for the preparation of the CPR in accordance with normal professional consulting practice. This fee is not contingent on the outcome of the current transaction and SRK will receive no other benefit for the preparation of the CPR. SRK does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Mineral Resources, the Mineral Reserves and the Equity Value of Exxaro.

SRK does not have at the date of the CPR, and has not had within the previous two years, any shareholding in or other relationship with Exxaro or the Material Properties. SRK considers itself to be independent in terms of 12.8(d) of the Listings Requirements.

In the CPR, SRK provides assurances to the Directors of Exxaro that the TEPs, including production profiles, operating expenditures and capital expenditures, of the Material Properties as provided to SRK by Exxaro and reviewed and where appropriate modified by SRK are reasonable, given the information currently available and using the macro-economic assumptions contained in Section1 of the CPR.

The CPR includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

1.8 Qualifications of Consultants

The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, CPRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions world-wide.

The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

The CPR has been prepared based on a technical and economic review by a team of 35 consultants sourced from the SRK Group's offices in South Africa, the United Kingdom and Australia over a seven-month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open pit mining, rock engineering, metallurgical processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

The Competent Person with overall responsibility for reporting of Mineral Resources is Dr. Michael Harley, Pr. Sci Nat. (SACNASP), MSAIMM, MAusIMM, PhD who is a partner of SRK. Dr. Michael Harley is a mining geologist with 15 years' experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

The Competent Person with overall responsibility for the CPR and for reporting of Mineral Reserves is Mr Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining) who is an employee of SRK. Roger Dixon is a mining engineer with 34 years' experience in the mining industry and has been involved in the reporting of Mineral Reserves on various properties in Southern Africa and internationally during the past 10 years.

The individuals who have provided input to the CPR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions:

- Alan Naismith, FSAIMM, FSANIRE, MSc, MBA;
- Alan Percival, PrEng, CEng, MIChE, BSc (Chem Eng);
- Andre Pieter Vorster, BSc (Hons), MSc, MBA;
- Andre van der Merwe, B.Sc (Geology), B.Sc (Hons,Geophysics), GDME, Pr Sci Nat;
- Andrew McDonald, CEng, FSAIMM, MIMMM, MSc, MBL;

- Andy Birtles, BSc (Hons) Mining, Pr Eng, CEng, MSAIMM, MIMMM;
- Brian Read, PrSciNat, MSAIAE, MGSSA, Nat Dip, BSc, BScHons;
- Brad Williams, PrEng, BScEng, Mech. Engineers Cert. of Competency (Mines and Works);
- Carel Roode, BSc, B Com, FSAIMM, MSAIMM, FSAIChemE, AMIChemE, MMMMA, MSAWEK;
- Claude Prinsloo, SAICE, B Eng (Civil);
- Colin Healy, FA Arb., Pr CPM;
- Dennis Bosch, BSc (Chem Eng) (Wits); MSc (London);
- Ebrahim Takolia, BEconSc, MBA, ELP;
- Fiona Cessford, BSc Hons (Biology), MSc (Environmental Science), C Bio (UK), Pr Sci Nat;
- Grant van Heerden, BSc (Hons), GDE (Mining);
- H G (Wally) Waldeck, PrEng, FSAIMM, AMAMMSA, BScEng, MBA;
- Iestyn Humphreys, AM.I.Min.E, AIME, PhD;
- James Lake, Pr Sci Nat, MSc;
- Johannes de Korte, PrEng, MSACPS, BEng (Hons), MDP;
- John Cowan, BSc (Hons), PCE, PrSciNat;
- John Miles, C. Eng., MIMMM, MSc;
- John Sparrow, PrSciNat, BSc Hons (Geology), COM Cert Rock Mech;
- Kenneth Stanford, Pr Tech. Eng;
- Leonardo Kleiman, Pr Eng, MSc Eng, BSc (Mech engineering);
- Malcolm Maber, BTech (Civil), MSAICE;
- Mark Wanless, BSc (Hons) Pr Sci Nat;
- Michael Harley, Pr Sci Nat., MAusIMM, MSAIMM, PhD;
- Mike Warren, BSc (Mining Eng.), MBA, MAusIMM, FAICD;
- Richard Stuart, P Tech (Eng);
- Rob McNeill, Pr Tech (Eng);
- Rocky Kinghorn, MSAIMM, MFFF, Higher Nat Dip (Mining);
- Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining);
- Ross McMillan, BEng (Mining);
- Sjoerd Rein Duim, MAusIMM, MSc(Eng), Ir; and
- Vic Hills, Pr.Eng., MSAIMM, B.Eng.

2. DESCRIPTION OF MINING ASSETS

2.1 Introduction

This section gives an overview of Exxaro and its Material Properties including historical company development, location and property description and operating results.

2.2 Exxaro – Corporate Structure and Business Structure, History and Strategy

2.2.1 Corporate and Business Structure

Exxaro is a public listed company. Its primary listing is on the JSE Limited ("JSE") and it has an American Depositary Receipt ("ADR") programme on the New York Stock Exchange Inc. ("NYSE"). Kumba Iron Ore is a company to be listed on the JSE. The principal executive offices of Exxaro are located at Kumba Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

Exxaro and its subsidiaries conduct underground and/or surface mining and related activities, including exploration, development and operation of mines, metallurgical processing, smelting and refining. Exxaro's ownership comprises holdings in Direct Subsidiaries, Indirect Subsidiaries, Joint Ventures (Direct and Indirect) and Associate Companies (Direct and Indirect). These subsidiaries, joint ventures and associate companies comprise dormant companies, exploration companies, mining companies, investment holding companies, marketing companies, mineral rights holding companies, mining related service companies and property holding companies.

Exxaro's operational structure will be based on five reporting entities: Base Metals; Industrial Minerals; Heavy Minerals; Iron Ore and Coal.

In South Africa, Exxaro and its subsidiaries have 12 producing mines, six projects, three smelters/plants, five coal processing plants and one coal destoning plant.

In Australia, Exxaro will operate the Tiwest JV in association with Kerr McGee, and has the Moranbah South coal project. In Namibia, Exxaro operates the Rosh Pinah mine. In Madagascar, Exxaro has an option to acquire the Toliara Sands Project. Kumba Iron Ore has two operating mines and two projects.

2.2.2 History

Exxaro was incorporated and registered as a public company in the Republic of South Africa in June 2000 and listed on the JSE on 26 November 2001 following the unbundling of Kumba from Mittal Steel South Africa Limited ("Mittal Steel"), formerly Iscor Limited ("Iscor"). Table 2.1 provides a brief description of the significant milestones in the history of Exxaro.

Table 2.1 Historical Milestones

Date	Activity
1932	Thabazimbi Iron Ore Mine commences mining operations.
1953	Sishen Iron Ore Mine commences mining operations.
1955	Acquisition of Durban Navigation Collieries.
1969	Rosh Pinah Lead-Zinc Mine commences mining operations.
1976	Sishen Iron Ore Mine commences export of iron ore via recently completed railway line to Saldanha Bay.
1980	Grootegeluk Coal Mine commences mining operations.
1983	Tshikondeni Coal Mine commences mining operations.
1989	Iscor is privatised and listed on the JSE.
1992	Leeuwpan Coal Mine commences mining operations.
1995	Acquisition of a 35%. shareholding in Ticor Limited of Australia.
1996	Acquisition of interest to conduct a feasibility study on the Hope Downs exploration property.
1996	Commencement of major re-engineering and transformation programme.
1998	Acquisition of remaining 65% interest in Zincor Limited from Gold Fields of South Africa.
1999	Increase shareholding in Ticor Limited of Australia to 43.4%.
2000 – 20 November	Iscor shareholders approve the process of putting assets into separate legal entities.
2001	Sale of 40% of Kumba's interest in the Heavy Minerals Project to Ticor Limited.
2001	Divestment of gold exploration interests in exchange for an interest in Mincor Resources NL.
2001 – 1 March	Announcement of restructuring.
2001 – April	Increase in shareholding in Ticor Limited of Australia to 43.8%.
2001 – 26 November	Kumba (Iscor Mining division) unbundled and separately listed on JSE.
2003	Anglo American becomes Kumba's majority shareholder.
2005 – 13 October	Announcement of the transaction that will result in the creation of Exxaro and Kumba Iron Ore.
2005 – 22 November	Take-out of Ticor Limited minority shareholders through a Scheme of Arrangement.

2.3 Background

SRK is a subsidiary of the international group holding company, SRK Group. SRK has been commissioned by the directors of Kumba to prepare a CPR on the Material Properties which will be incorporated into Exxaro and Kumba Iron Ore.

The description of the transaction is summarised in Section 1.2.1.

Table 2.2 Salient historical operating statistics

IRON ORE		2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)
Production						
Sishen Mine	(Kt)	25,903	26,168	13,470	27,609	28,458
Thabazimbi Mine	(Kt)	2,421	2,389	1,270	2,503	2,530
Total	(Kt)	28,324	28,557	14,740	30,112	30,987
Sales						
Sishen Mine exports	(Kt)	19,916	20,946	10,004	20,923	22,113
COAL						
KUMBA COAL						
Coking Coal						
Production						
Grootegeluk Mine	(Kt)	1,670	1,830	884	1,972	1,859
Tshikondeni Mine	(Kt)	404	377	193	437	414
Total	(Kt)	2,074	2,207	1,077	2,409	2,273
Thermal Coal						
Production	(Kt)	13,351	13,036	7,201	14,017	14,573
Sales to Eskom	(Kt)	13,198	13,051	7,154	14,356	14,703
Other Coal						
Production						
Grootegeluk Mine	(Kt)	1,194	1,313	628	1,403	1,551
Leeuwpan Mine	(Kt)	1,631	1,456	845	1,615	1,442
Total	(Kt)	2,825	2,769	1,473	3,018	2,993
EYESIZWE COAL						
Thermal Coal						
Production						
Arnot Colliery	(Kt)	4,924	5,629	3,074	6,019	4,976
Matla Colliery	(Kt)	12,548	14,167	7,761	15,528	12,425
New Clydesdale Colliery	(Kt)	853	1,003	519	1,108	1,185
North Block Complex	(Kt)	980	1,428	859	2,518	3,063
Total	(Kt)	19,305	22,227	12,212	25,173	21,649
HEAVY MINERALS						
Ticor SA						
Production						
Ilmenite	(Kt)	44	91	87	262	358
Zircon	(Kt)	45	53	25	49	47
Rutile	(Kt)	19	20	9	20	23
Low manganese pig iron	(Kt)		3	12	63	89
Scrap pig iron	(Kt)			3	5	8
Chloride slag	(Kt)			13	96	134
Sulphate slag	(Kt)			10	40	30
Ticor(1)						
Production						
Ilmenite	(Kt)	223	214	109	236	220
Zircon	(Kt)	39	40	19	38	35
Rutile	(Kt)	15	18	9	18	16
Leucoxene	(Kt)	9	13	5	11	12
Synthetic rutile	(Kt)	89	90	56	112	111
Pigment	(Kt)	46	47	27	54	53
BASE METALS						
Zinc						
Production						
Rosh Pinah (zinc concentrate)	(Kt)	75	91	54	124	126
Zincor (zinc metal)	(Kt)	105	115	55	104	102
Chifeng (zinc metal)(2)	(Kt)			3	12	15
Rosh Pinah (lead concentrate)	(Kt)	28	22	18	27	25
INDUSTRIAL MINERALS						
Glen Douglas						
Production						
Dolomite	(Kt)	543	642	327	653	689
Aggregate	(Kt)	650	586	302	705	666
Lime	(Kt)	99	99	36	73	26

(1) Ticor was consolidated from 1 April 2003. The production tonnes reflect Ticor's 50% interest in its Tiwest JV joint venture. Physical information provided for periods prior to consolidation are for comparative purposes only.

(2) The effective interest in the physical information of the Chifeng refinery has been disclosed.

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.4 **Overview of the Material Properties**

The following sections include Tables which present the design and operating capacities of production units which will be in operation for the duration of the various LoM plans.

2.5 **Iron Ore**

Exxaro's iron ore interests comprise its 20% stake in Sishen Iron Ore.

2.5.1 Sishen Mine

Sishen Mine is located in the Magisterial District of Postmasburg in the Northern Cape Province of South Africa, some 280km northwest of Kimberley. Located at latitude 27°47'S and longitude 23°00'E, the site is accessed via a tarred road, the R27, between Vryburg and Upington.

Exploration, development and production history dates from the early 19th century, however large scale exploration only commenced in the 1940s. Following a diamond-drilling programme in 1947, mining operations at Sishen Mine commenced in 1953, primarily providing ore for consumption at domestic steel mills. A further exploration programme during the 1960s led to a significant increase in the resource base, and coupled with the completion of the Sishen to Saldanha railway line, in 1976, enabled increased production through export of iron ore. Total mine production since 1953 is estimated at 812Mt yielding some 665Mt of saleable product (refer to Table 2.3). Sishen Iron Ore has a 100% equity stake in Sishen Mine, but a 78.6% undivided share in the Sishen Mine minerals rights. The remaining minerals rights are held by Mittal Steel, which is entitled to 6.25Mtpa of final ore products over the life of the mine.

Table 2.3 Sishen Mine: Historical Production

Year(1)	Tonnes Treated (Mt)	Lump (Mt)	DR (Mt)	DRS (Mt)	Fine (Mt)	CS (Mt)	Total Products (Mt)
1953–1970	31.5	25.5					25.5
1971–1980	127.4	68.0			35.4		103.4
1981–1990	209.5	100.0		6.6	62.7	0.8	170.1
1991–2000	268.5	134.7	1.3	3.9	72.6	6.6	219.1
2001(F)	31.3	14.3	0.8	0.2	6.9	1.7	23.9
2002(F)	30.9	15.1	0.2	0.6	8.7	1.7	26.3
2003(F)	32.0	15.0	0.7	0.6	8.7	1.8	26.8
2003(H2)	16.1	7.6	0.5	0.3	4.5	0.7	13.6
2004(C)	32.8	14.7	1.3	0.7	8.3	2.5	27.5
2005(C)	31.8	15.2	1.3	1.2	8.8	2.4	28.8
Total	**811.8**	**410.1**	**6.1**	**14.1**	**216.6**	**18.2**	**665.0**

(1) Tonnes treated between 1953 and 1997 estimated from average yields from 1998 to 2001, 30 June.

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Sishen Mine currently comprises a conventional open-pit operation, processing through a single processing facility with an operating capacity of 32.5Mtpa of RoM. The Main Plant production at Sishen Mine is focused on the beneficiation of high-grade iron ore (beneficiated FeM 60%) to produce a product of 66%Fe. Saleable products comprise some 28.5Mtpa and include Lump, Direct Reduction (DR), Direct Reduction Shaft Furnace ("DRS"), Fines and Coarse Sinter ("CS"). These products are supplied in varying amounts to domestic steel mills with the majority, 22Mtpa, exported via the port facilities at Saldanha. In addition to the exports and sales on commercial terms Kumba has an agreement with Mittal Steel to supply Mittal Steel domestically with 6.25Mtpa of saleable product on a cost plus 3% management fee basis of which a maximum of 1.8Mtpa is to be delivered to Saldanha Steel.

The Sishen Expansion Project ("SEP") is based on the introduction of new jigging process technology that is planned to upgrade traditionally lower grade iron ore (Fe >50%) to export quality at some 64%Fe. The project is planned to be undertaken in two phases for which a Feasibility Study for Phase I, some 13Mtpa of product, was completed in January 2005. Phase II is planned to increase SEP production by a further 10 – 20Mtpa of product but is dependent on a higher rail capacity than included in the current Transnet contract agreement. SRK has consequently reviewed and included the TEPs associated with the SEP Phase I project. SRK understands that Kumba is currently undertaking investigations to increase the SEP capacity and, subsequent to review, these projections may be included in the current valuation exercise either through a DCF analysis or attributing value to the Mineral Resource.

Table 2.4 Sishen Mine: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	North Pit, South Pit	Long life asset with waste mining capacity of 4,100ktpm and ore mining capacity of 2,800ktpm in current mine configurations.
Process Facilities	Main Plant	Long life asset with operating capacity of 2,900ktpm comprising conventional heavy media circuits to produce various iron ore products.
SEP Plant		Long life asset with operating capacity of 1,400ktpm comprising jig circuits.
Tailings Facilities	No.1	Long life asset.

Table 2.4 provides summary details of the infrastructure currently servicing Sishen Mine, type of operation and projected life. Table 2.5 provides a summary of the principal operating statistics for the years ending 30 June 2002 to 31 December 2006 inclusive. The increase in capital expenditure in 2006 is principally associated with the construction of the SEP process plant which forms the principal project capital for Sishen. The SEP Phase I project is being constructed over some three years from 2006 at a total capital cost of ZAR4.0 billion. In addition to the SEP capital for 2006, sustaining capital is required in terms of the main plant and replacement mining equipment. The increase in cash production costs between 2003 and 2006 is largely as a result of an increase in on-mine costs, notably diesel.

Table 2.5 Sishen Mine: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	(Mt)	30.9	32.0	16.3	32.8	31.8	33.5
Waste Mined	(Mt)	57.2	65.4	30.8	54.7	58.6	78.9
Stripping Ratio	(tw:to)	1.8	2.0	1.9	1.7	1.8	2.4
Overall Yield	(%)	84	82	83	85	89	86%
Sales							
Lump	(Mt)	15.1	15.0	7.7	14.7	15.2	14.7
DR Ore	(Mt)	0.2	0.7	0.6	1.3	1.3	1.7
DRS Ore	(Mt)	0.6	0.6	0.4	0.7	1.2	1.2
Coarse Sinter	(Mt)	1.7	1.8	0.7	2.5	2.4	3.0
Fine	(Mt)	8.7	8.7	4.1	8.3	8.8	8.4
Total	(Mt)	26.3	26.8	13.5	27.5	28.8	29.0
Expenditure Statistics							
Total Cash Production Costs	(ZARm)	1,156	1,239	619	1,353	1,540	1,803
Total Capital Expenditure	(ZARm)	251	197	96	170	243	1,718
Expenditure Efficiencies							
Total Cash Production Costs	(ZAR/t treated)	37.4	38.8	38.0	41.3	48.4	53.8
	(ZAR/t sales)	44.0	46.3	46.0	49.2	53.5	62.2

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.5.2 Sishen South Project

The Sishen South Project is located 12km southwest of Postmasburg in the Northern Cape and 85km south of Sishen Mine. The Sishen South Project consists of two phases. The LoM and associated FM and NPV presented in this CPR represents Sishen South Project Phase I, while Sishen South Project Phase II is valued as an exploration project.

The project site is accessed via a gravel road, the R383, to Postmasburg. A rail network exists between Beeshoek and Sishen Mine and a link will be constructed to a siding at the Beeshoek Mine from the Sishen South Project which is 14km to the south. Power is available via Postmasburg or the Beeshoek Mine and the Sishen South Project plans to utilise power from Postmasburg, which will be sourced via a new Eskom Holdings Limited ("Eskom") line to be constructed between Postmasburg and the Sishen South Project.

A new sub-station will be installed at site and the existing sub-station at Postmasburg upgraded. In terms of water supply 35m³/hr is required at site principally as potable water and at the plant this will be obtained from the de-watering programme that is to be established. De-watering will commence at some 100m³/hr and build-up to a maximum of 350m³/hr for Phase 1. Excess water is planned to be delivered to the Vaal-Gamagara pipe line.

The region is semi-arid with annual rainfall between 300mm and 500mm, and current land use is limited to sheep and goat farming and minor irrigation agriculture. The surface topography is medium to flat and the site is some 1,300m above sea level. Exploration has been undertaken by Kumba since 1953 and a number of option and feasibility type studies had been completed.

The increase in planned rail capacity to 35Mtpa has enabled Kumba to proceed with a combination of Phase I of the Sishen South Project and to introduce SEP.The high grade iron ore available at the Sishen South Project is considered comparable to that of the Sishen Expansion Project – 64%Fe Lump ore and 63.5%Fe Fine ore. A feasibility study was completed by Kumba in June 2005. SRK's review of Sishen South is based upon the designs and projections contained in this document.

2.5.3 Thabazimbi Mine

Thabazimbi Mine is situated in the Magisterial District of Thabazimbi, Limpopo Province, South Africa, some 200km north of Johannesburg. Located at latitude 24°36'S and longitude 27°23'E, the site is accessed via a tarred road, the R511, between Brits and Lephalale. Exploration, development and production history dates from 1919, however large-scale exploration only commenced in the 1930s when Iscor acquired the mineral rights.

Substantive mining operations at Thabazimbi Mine commenced in 1932, primarily providing ore for consumption at domestic steel mills. Total mine production since 1932 is some 154Mt yielding some 118Mt of saleable products (refer to Table 2.6). Thabazimbi Mine is effectively a Mittal captive operation, which operates on a cost plus 3% management fee basis.

Table 2.6 Thabazimbi Mine: Historical Production

Year	Tonnes Treated (Mt)	Lump (Mt)	Fine (Mt)	Total Products (Mt)
1932–1970	49.8	19.9	17.2	37.1
1971–1980	28.2	11.2	9.7	20.9
1981–1990	29.3	11.7	10.1	21.8
1991–2000	31.1	13.5	11.1	24.6
2001(F)	2.6	1.0	1.1	2.1
2002(F)	2.7	1.3	1.1	2.4
2003(F)	2.8	1.3	1.1	2.4
2003(H2)	1.5	0.7	0.6	1.3
2004(C)	3.1	1.3	1.2	2.6
2005(C)	3.1	1.3	1.2	2.5
Total	**154.2**	**63.2**	**54.4**	**117.7**

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.7 Thabazimbi Mine: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	Donkerpoort Nek/East Pit	Short life asset.
	Buffelshoek West Pit	Short life asset.
	Donkerpoort West Pit	Short life asset.
	Kwaggashoek East Pit	Short life asset.
Process Facilities	No.1 Plant	Short life asset with operating capacity of 270ktpm comprising conventional dense medium separation circuits.
Tailings Facilities	No. 1 Plant	Short life asset.

Thabazimbi Mine comprises an established conventional open-pit operation, processing through a single processing facility with an operating capacity of some 3Mtpa of RoM. The operation is considered to be a short-life operation although investigations into the Phoenix Project, a significant LoM extension project, are well-advanced.

Table 2.7 provides summary details of the infrastructure currently servicing Thabazimbi Mine, type of operation and projected life. Table 2.8 indicates a summary of the principal operating statistics for the years ending 30 June 2002 through to 31 December 2006 inclusive. Actual production for the financial year ending 31 December 2005 is some 2.5Mt of saleable products.

The declining stripping ratio is a result of the relatively short LoM as well as the topography particular to Thabazimbi. A number of the pits started with very high stripping ratios due to the mountainous terrain where, in places, the side or top of the mountain initially needed to be removed to create a stable slope or to access the ore. The stripping ratio, as the elevation drops, therefore declines.

Table 2.8 Thabazimbi Mine: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	**(Mt)**	2.7	2.8	1.5	3.1	3.1	3.0
Waste Mined	**(Mt)**	34.9	33.2	19.8	34.5	25.0	15.4
Stripping Ratio	**(tw:to)**	12.8	12.0	12.9	11.2	7.5	5.1
Overall Yield	**(%)**	89	87	85	81	83	85
Sales							
Lump	**(Mt)**	1.3	1.3	0.7	1.3	1.2	1.1
Fine	**(Mt)**	1.1	1.1	0.6	1.2	1.3	1.4
Total	**(Mt)**	2.4	2.4	1.3	2.6	2.5	2.5
Expenditure Statistics							
Total Cash Production Costs	**(ZARm)**	395	341	160	370	388	358
Total Capital Expenditure	**(ZARm)**	69	106	80	104	40	66
Expenditure Efficiencies							
Total Cash Cost of Sales	**(ZAR/t treated)**	145.2	123.6	104.1	120.0	127.0	119.3
	(ZAR/t sales)	164.8	140.3	125.4	145.4	153.0	143.2

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.6 Coal

Exxaro's coal interests comprise a 100% interest in Kumba Coal and Eyesizwe.

2.6.1 Grootegeluk Mine

Grootegeluk Mine is situated in the Magisterial District of Lephalale in the Limpopo Province of South Africa, some 240km northwest of Pretoria (Tshwane) and 70km south of the border with Botswana. Located at latitude 23°39'S and longitude 27°43'E, the site is accessed via a tarred road, the R517, between Modimolle (formerly Nylstroom) and Lephalale (formerly Ellisras).

Exploration history in the Waterberg Coalfield dates from 1920, although larger scale exploration did not commence until the 1940's. Following intensive exploration by Iscor, beginning in 1973, a mining lease was granted in 1979. In 1980 Grootegeluk Mine was established as the first and to date the only coal mine in the Waterberg Coalfield. Total mine production (including discard) since 1980 is some 561Mt rendering some 282Mt of saleable coal (refer to Table 2.9). Grootegeluk Mine is a conventional open-pit operation. Processing is through five coal preparation plants with a combined operating capacity of 2,979ktpm. A sixth coal plant is under construction. Saleable products include semi-soft coking coal, metallurgical coal and thermal coal, with the latter predominating as a dedicated supply to the Matimba Power Station. Metallurgical coal is primarily supplied to Mittal steel mills, with certain semi-soft coking coal exported via ports at Durban and Richards Bay in the KwaZulu-Natal Province of South Africa.

Table 2.9 Grootegeluk Mine: Historical Production

Year	Tonnes Processed (Mt)	Coking Coal (Mt)	Metallurgical Coal (Mt)	Thermal Coal (Mt)	Total Products (Mt)
1980 – 1990	132.8	17.5	0.0	49.9	67.4
1991 – 1995	107.7	6.6	0.2	45.2	52.1
1996(F)	27.3	1.8	0.2	13.3	15.3
1997(F)	25.9	1.5	0.3	12.3	14.0
1998(F)	29.4	1.4	0.5	12.9	14.8
1999(F)	27.8	1.2	0.7	11.5	13.4
2000(F)	29.4	1.3	1.2	11.8	14.3
2001(F)	29.1	1.5	1.3	12.0	14.8
2002(F)	32.2	1.7	1.2	13.4	16.2
2003(F)	32.4	1.8	1.3	13.0	16.2
2003(H2)	17.6	1.0	0.6	7.2	8.8
2004(C)	35.3	2.0	1.4	14.0	17.4
2005(C)	34.3	1.9	1.6	14.2	17.6
Total	**561.2**	**41.2**	**10.3**	**230.7**	**282.2**

Table 2.10 below gives summary details of the infrastructure currently servicing Grootegeluk Mine, type of operation and projected life.

Table 2.10 Grootegeluk Mine: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	Main Open Pit	Long life asset with current operating capacity of 2,979ktpm RoM and 1,674ktpm waste.
Process Facilities	GG1	Long life asset with operating capacity of 1,366ktpm comprising conventional coal circuits to produce semi-soft coking coal and thermal coal.
	GG2	Long life asset with operating capacity of 1,245ktpm comprising conventional coal circuits to produce thermal coal.
	GG3	Long life asset with operating capacity of 159ktpm comprising a raw coal crushing facility used to produce unwashed coal for blending at Matimba.
	GG4 and 5	Long life asset with operating capacity of 209ktpm comprising a beneficiation facility to produce metallurgical coal.
	GG6	Long life asset under construction, due for commissioning in early 2006, with operating capacity of 584ktpm comprising a beneficiation facility to produce semi-soft coking coal and thermal coal for Matimba.
Tailings Facilities	No. 1, No. 2, No. 3, No. 5	Two medium life assets, No. 1 and No. 2 with No. 3 and No. 5 temporarily closed.

Historical operating statistics for the past four years for Grootegeluk Mine are summarised in Table 2.11 below.

Table 2.11 Grootegeluk Mine: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Tonnes Treated	(Mt)	32.2	32.4	17.6	35.3	34.3	36.2
Production Statistics							
Tonnes Treated	(Mt)	32.2	32.4	17.6	35.3	34.3	36.2
Waste Mined	(Mt)	21.7	20.2	9.4	17.3	24.2	22.8
Stripping Ratio	(tw:to)	0.7	0.6	0.5	0.5	0.7	0.6
Overall Yield	(%)	50	50	49	49	51	50
Sales							
Semi –soft Coking Coal	(Mt)	1.7	1.8	1.0	2.0	1.9	2.6
Metallurgical Coal	(Mt)	1.2	1.3	0.6	1.4	1.6	1.5
Thermal Coal	(Mt)	13.4	13.0	7.2	14.0	14.2	14.6
Total	(Mt)	16.2	16.2	8.7	17.4	17.6	18.8
Expenditure statistics							
Total Cash Costs	(ZARm)	657	723	343	724	819	853
Total Capital Expenditure	(ZARm)	132	92	11	181	231	296
Expenditure efficiencies							
Total Cash Costs	(ZAR/t treated)	20.4	22.3	19.5	20.5	23.9	23.6
	(ZAR/t sales)	40.5	44.7	39.2	41.6	46.4	45.4

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.6.2 Leeuwpan Mine

Leeuwpan Mine is situated in the Magisterial District of Delmas in the Mpumalanga Province of South Africa some 80km east of Johannesburg. Located at latitude 26°08'S and longitude 28°41'E, the site is accessed via a tarred road, the R50, between Delmas and Leandra.

Exploration, development and production history in the area dates from 1988 leading to commencement of mining operations in 1992. Total mine production since 1992 is estimated at some 25Mt yielding some 14Mt of saleable coal (Table 2.13).

Leeuwpan Mine comprises two conventional open-pit operations, processing through a jig plant and separate coal washing facility, with operating capacity of 215ktpm. The saleable product is metallurgical and steam coal which is supplied to the domestic steel mills, other local distributors and exported via port facilities at Matola and Durban, as well as thermal coal which is supplied to Eskom's Majuba power station.

Table 2.12 Leeuwpan Mine: Historical Production

Year	Tonnes Treated (Mt)	Metallurgical Coal (Mt)	Thermal Coal (Mt)	Total Products (Mt)
1992–1995	1.4	0.8		0.8
1996(F)	1.2	0.8		0.8
1997(F)	1.4	0.8		0.8
1998(F)	1.0	0.7		0.7
1999(F)	1.9	0.9		0.9
2000(F)	2.3	1.4		1.4
2001(F)	2.5	1.6		1.6
2002(F)	2.7	1.6		1.6
2003(F)	2.7	1.4	0.1	1.5
2003(H2)	1.4	0.6	0.2	0.8
2004(C)	2.8	1.3	0.4	1.7
2005(C)	3.2	1.4	0.5	1.9
Total	**24.7**	**13.2**	**1.3**	**14.4**

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.13 provides summary details of the infrastructure currently servicing Leeuwpan Mine, type of operation and projected life.

Table 2.13 Leeuwpan Mine: Current Infrastructure

Type	Infrastructure	Details
Mine Access	**Main Open Pits**	Long life assets with current operating capacity of 405ktpm RoM and 1,586ktpm waste.
Process Facilities	**No. 1 Plant**	Long life asset with operating capacity of 215ktpm comprising conventional coal circuits to produce metallurgical and thermal coal.
	Jig	Long life asset with 190ktpm operating capacity comprising crush and screen circuits to produce power station coal.
Tailings Facilities	**Various slurry ponds**	Long life assets.

Historical operating statistics for the past four years for Leeuwpan Mine are summarised in Table 2.14.

Table 2.14 Leeuwpan Mine: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	(Mt)	2.7	2.7	1.4	2.8	3.2	4.9
Waste Mined	(Mt)	11.0	9.6	5.8	13.0	11.5	21.0
Stripping Ratio	(tw:to)	4.0	3.8	4.1	4.3	3.7	4.3
Overall Yield	(%)	60	53	60	62	62	63
Sales							
Metallurgical Coal	(Mt)	1.6	1.4	0.6	1.3	1.4	1.4
Thermal coal	(Mt)		0.1	0.2	0.4	0.5	1.2
Export Coal	(Mt)						0.5
Total	(Mt)	1.6	1.5	1.0	1.7	2.0	3.1
Expenditure statistics							
Total Cash Costs	(ZARm)	94	98	45	125	126	166
Total Capital Expenditure	(ZARm)	15	25	35	52	104	61
Expenditure efficiencies							
Total Cash Costs	(ZAR/t treated)	34.7	35.9	32.2	44.0	40.0	33.9
	(ZAR/t sales)	57.5	67.8	45.1	72.7	64.3	53.6

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.6.3 Tshikondeni Mine

Tshikondeni Mine is situated in the Magisterial District of Thohoyandou, in Limpopo Province, South Africa, some 140km east of Musina (formerly Messina) and 15km south of the border with Zimbabwe. Located at latitude 22°30'S and longitude J' 30°50'E, the site is accessed via a tarred road, the R525 some 100km east of Tshipise.

Exploration in the Pafuri eastern sector of the Soutpansberg Coalfield dates from 1950, although larger scale exploration did not take place until the 1970's. In 1973 Iscor began an extensive exploration program. Mining operations at Tshikondeni Mine subsequently commenced in 1983, and to date it remains the only coal mine in the Soutpansberg Coalfield. Total mine production since 1983 is some 10.7Mt RoM yielding some 6.1Mt of saleable coal (Table 2.15).

Tshikondeni Mine comprises an underground mining operation, accessed by four surface declines, processing through a single coal preparation plant with an operating capacity of 75ktpm. The saleable product is coking coal, which is supplied solely to Mittal steel mills.

Tshikondeni Mine is effectively a Mittal captive operation, which operates on a cost plus 3% management fee basis.

Table 2.15 Tshikondeni Mine: Historical Production

Year	Tonnes Treated (Mt)	Metallurgical Coal (Mt)
1983 – 1990	1.5	1.0
1991 – 1995	1.9	1.3
1996(F)	0.5	0.3
1997(F)	0.6	0.3
1998(F)	0.6	0.3
1999(F)	0.6	0.3
2000(F)	0.7	0.4
2001(F)	0.8	0.4
2002(F)	0.8	0.4
2003(F)	0.8	0.4
2003(H2)	0.4	0.2
2004(C)	0.8	0.4
2005(C)	0.8	0.4
Total	**10.7**	**6.1**

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.16 provides summary details of the infrastructure currently servicing Tshikondeni Mine, type of operation and projected life.

Table 2.16 Tshikondeni Mine: Current Infrastructure

Type	Infrastructure	Details
Mine Access	**Mupani**	Short life asset with current operating capacity of 10ktpm Rom.
	Mutale	Medium life asset with current operating capacity of 15ktpm RoM.
	Nyala	Short life asset with current operating capacity of 40ktpm RoM.
	Vhukati	Medium life asset with current operating capacity of 10ktpm RoM.
Process Facilities	**No. 1 Plant**	Long life asset with operating capacity of 254ktpm comprising conventional coal circuits to produce metallurgical and thermal coal.
Tailings Facilities	**Various slurry ponds**	Long life assets.

Historical operating statistics for the past four years for Tshikondeni Mine are summarised in Table 2.17.

Table 2.17 Tshikondeni Mine: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	**(kt)**	820	750	380	830	780	751
Overall Yield	**(%)**	49	50	51	53	54	53
Sales							
Coking Coal	**(kt)**	404	377	205	434	393	400
Expenditure statistics							
Total Cash Costs	**(ZARm)**	209.7	209.8	116.6	223.0	267.0	254.1
Total Capital Expenditure	**(ZARm)**	33.1	50.2	15.0	34.9	29.9	55.9
Expenditure efficiencies							
Total Cash Costs	**(ZAR/t treated)**	255.7	279.7	306.8	268.7	342.3	338.5
	(ZAR/t sales)	519.1	556.5	568.8	513.8	679.4	635.1

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.6.4 Arnot Colliery

Arnot Colliery is situated approximately midway between the towns of Middelburg and Carolina in the Mpumalanga province. The colliery is approximately 43km by road from Middelburg, 65km by road from Carolina and 25km by road from Hendrina. Arnot Colliery has been in operation since 1972. Total mine production (including discard) since 1972 is some 157Mt. Historical production information appears in Table 2.18.

Table 2.18 Arnot Colliery: Historical Production

Year	No. 2 Shaft (Mt)	No. 8 Shaft (Mt)	Opencast (Mt)	Mini Pit (Mt)	Mini Pit BWest (Mt)	No.10 Shaft (Mt)	Total (Mt)
1972–1980	11.9	4.9	19.6	4.1			**40.4**
1981–1990	13.6	8.0	33.7				**55.2**
1991–2000		28.4	4.2		0.6	0.6	**33.8**
2001(C)		3.1				1.7	**4.7**
2002(C)		2.9				2.2	**5.1**
2003(C)		1.8		1.0		3.4	**6.1**
2004(C)		2.1		1.0		2.9	**6.0**
2005(C)		2.2		0.9		1.9	**5.0**
Total	**25.5**	**53.3**	**57.4**	**6.9**	**0.6**	**12.8**	**156.5**

(C) Calendar Year ended 31 December.

Arnot Colliery is a long life asset with an operating capacity of 5,700ktpa of coal. It produces mainly thermal coal, which it supplies on contract to Eskom. The underground operations of Arnot Colliery are contracted to supply 5,000ktpa of thermal coal to Eskom's Arnot power station.

Arnot Colliery currently has three primary long life facilities: No. 3 Shaft, No. 8 Shaft and No. 10 Shaft. Details on Arnot Colliery's infrastructure appear in Table 2.19 and details of Arnot Colliery's historical operating statistics appear in Table 2.20.

Table 2.19 Arnot Colliery: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	3, 8 and 10 Incline Shafts	Long life asset with current operating capacity of approximately 5,700ktpa of coal.
Production Facilities	Beneficiation Plant	Beneficiates 14% of RoM.
Discard Facilities	Voids in the opencast	Long life assets.

Table 2.20 Arnot Colliery: Historical Operating Statistics

Statistics	Units	2001(C)	2002(C)	2003(C)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	(Mt)	4.7	5.1	6.1	6.0	5.0	5.2
Overall Yield	(%)	96	98	96	97	97	95
Sales							
Thermal Coal	(Mt)	4.7	5.1	6.1	6.0	5.0	5.0
Total	(Mt)	4.7	5.1	6.1	6.0	5.0	5.0
Expenditure statistics							
Total Working Costs	(ZARm)	234.2	272.4	355.2	366.9	380.9	406.7
Total Capital Expenditure (Eskom Funded)	(ZARm)	11.3	0.2	7.1	0.2	125.7	na
Expenditure efficiencies							
Total Cash Costs	(ZAR/t RoM)	49.4	53.3	57.8	61.0	76.6	77.8
	(ZAR/t sales)	49.4	53.3	57.8	61.0	76.6	81.5

(C) Calendar Year ended 31 December.

The progressive increase in working costs at Arnot can be attributed to:

- Annual wage increases;
- Higher staff complements due to additional new sections; and
- Increase in extraordinary costs mainly due to replacement/repairs of underground equipment.

2.6.5 Matla Colliery

Matla Colliery is located in the Kriel District of Mpumalanga, approximately 20km west of Kriel, 50km southwest of Witbank and 30km south of Ogies. The mine was founded towards the end of 1973 to supply Eskom's 3,600 MW Matla Power Station. Total mine production (including discard) since 1978 is some 284Mt.

Historical production information appears in Table 2.21.

Table 2.21 Matla Colliery: Historical Production

Year	Mine 1 (Mt)	Mine 2 (Mt)	Mine 3 (Mt)	Total (Mt)
1978–1980	3.9			**4.0**
1981–1990	33.1	38.7	20.2	**92.0**
1991–2000	24.8	51.2	43.6	**119.5**
2001[(C)]	3.0	5.7	3.6	**12.3**
2002[(C)]	3.7	2.0	7.2	**12.8**
2003[(C)]	4.1	3.4	8.1	**15.6**
2004[(C)]	3.9	3.7	8.0	**15.6**
2005[(C)]	3.0	2.4	7.1	**12.5**
Total	**79.5**	**107.1**	**97.8**	**284.4**

(C) Calendar Year ended 31 December.

Matla Colliery is contracted to supply 10Mtpa bituminous coal to Eskom's Matla Power Station. The current rate of production is between 12.5–13.5Mtpa, depending on Matla Power Station's requirements. Matla extracts bituminous coal from the No. 2 and No. 4 Seams. This coal is mined from underground mines at Matla Mine 1, Mine 2 and Mine 3.

Matla Colliery also supplies a further 2Mtpa of coal to Sasol at Eskom's request over a period of four years. Mine 1 (No. 4 Seam) produces approximately 3Mtpa of coal from three Continuous Miner sections, Mine 2 (No. 2 Seam) produces 2.5Mtpa of coal from one development section and one short-wall section, and Mine 3 (No. 4 Seam) produces approximately 7Mtpa of coal from three development sections and one short-wall section. The No. 2 Seam and No. 4 Seam contributions to the total Matla annual production is maintained at approximately 30% and 70%, respectively.

Details on Matla Colliery's infrastructure appear in Table 2.22 and details on Matla Colliery's historical operating statistics appear in Table 2.23.

Table 2.22 Matla Colliery: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	Vertical shafts	Long life asset with current operating capacity of approximately 14,000ktpa of coal.
Production Facilities	No. 1 Mine	Long life asset with current operating capacity of approximately 3,000ktpa comprising conventional coal circuits to produce bituminous coal.
	No. 2 Mine	Long life asset with current operating capacity of approximately 4,500ktpa comprising conventional coal circuits to produce bituminous coal.
	No. 3 Mine	Long life asset with current operating capacity of approximately 6,500ktpa comprising conventional coal circuits to produce bituminous coal.

Table 2.23 Matla Colliery: Historical Operating Statistics

Statistics	Units	2001(C)	2002(C)	2003(C)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	**(Mt)**	12.3	12.8	15.6	15.6	12.5	13.5
Overall Yield	**(%)**	100	100	100	100	100	98
Sales							
Thermal Coal	**(Mt)**	12.3	12.8	15.5	15.5	12.4	13.1
Total	**(Mt)**	12.3	12.8	15.5	15.5	12.4	13.1
Expenditure statistics							
Total Working Costs	**(ZARm)**	494	492	579	596	694	664
Total Capital Expenditure (Eskom Funded)	**(ZARm)**	90	162	10	39	3	na
Expenditure efficiencies							
Total Cash Costs	**(ZAR/t_{RoM})**	40.2	38.4	37.1	38.2	55.5	49.3
	(ZAR/t_{sales})	40.2	38.4	37.3	38.4	55.9	50.6

(C) Calendar Year ended 31 December.

Matla has in the past mined approximately 15Mtpa. The additional 3Mtpa in 2003 and 2004 reflects a planned increase in production following a request for coal to be supplied to Eskom's Majuba and Tutuka Power Stations (2.5Mtpa), and to Sasol (0.5Mtpa).

2.6.6 New Clydesdale Colliery

New Clydesdale Colliery is located approximately 140km east of Johannesburg, in the province of Mpumalanga. It is one of the oldest mines in South Africa, having been worked on sporadically since 1949. Total mine production since 1981 is some 29Mt of coal yielding 17Mt of saleable coal. Historical production information appears in Table 2.24.

Table 2.24 New Clydesdale Colliery: Historical production

		Production			
Year	**Annual Sales (Mt)**	**Vaalkrans East (Mt)**	**Vaalkrans South (Mt)**	**Vaalkrans North (Mt)**	**Total (Mt)**
1981–1990	7.9				**7.9**
1991–2000	4.4			2.4	**6.8**
2001(C)	0.7			1.2	**1.9**
2002(C)	1.0	0.8		0.5	**2.3**
2003(C)	1.0	2.4			**3.4**
2004(C)	1.1	2.4	0.3		**3.8**
2005(C)	1.2	0.8	0.4	0.3	**2.7**
Total	**17.3**	**6.4**	**0.7**	**4.4**	**28.8**

(C) Calendar Year ended 31 December.

New Clydesdale Colliery is primarily an export colliery which currently produces coal for both the export and domestic markets. It mines the Nos. 1, 2, 4 and 5 seams in the Vaalkrans North opencast operation and No. 2 seam from the pillars in the Vaalkrans South underground Area.

New Clydedale Colliery produces A-grade coal for sale on both the export and domestic markets. It exports, through the Richards Bay Coal Terminal, steam coal with a high calorific value, high volatiles and medium sulphur. Some A-grade product is sold on the domestic market. Future underground mining will take place in the Diepspruit Nos. 1 and 2 Seams.

Details on New Clydesdale Colliery's infrastructure appear in Table 2.25 and details of New Clydesdale Colliery's historical operating statistics appear Table 2.26.

Table 2.25 New Clydesdale Colliery: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	Vaalkrans South No. 2 Shaft	Medium life asset with current operating capacity of approximately 1,550ktpm of coal.
Production Facilities	Vaalkrans East	Short life asset with current operating capacity of approximately 750ktpm comprising conventional coal circuits to produce export coal. This operation will cease at the end of 2005.
	Vaalkrans South/Diepspruit	Medium life asset with current operating capacity of approximately 1,100ktpm comprising conventional coal circuits to produce export coal.
	Vaalkrans N – 4 Upper	Short life asset with current operating capacity of approximately 250ktpm comprising conventional coal circuits to produce export coal.
	Vaalkrans N – 4 Lower	Short life asset with current operating capacity of approximately 300ktpm comprising conventional coal circuits to produce export coal.
Discard facility	Discard card	Medium life asset.

The plant feed during 2003/2004 is double that of 2005 as a consequence of coal buy-ins from third parties and the stooping of underground pillars. New Clydesdale Colliery is geared to serve the current Richards Bay Coal Terminal ("RBCT") entitlement (common user entitlement) and supplies approximately 180kt of A grade product to the inland market. The budget is compiled to serve these markets. To meet these budget requirements, the product is a function of the plant feed and yield. Therefore, the higher the quality of raw coal supplied, the higher the yield in the plant. New Clydesdale Colliery currently has various production sources resulting in yields ranging from approximately 55% to 72%. This will determine the rate of plant feed required.

Table 2.26 New Clydesdale Colliery: Historical Operating Statistics

Statistics	Units	2001(C)	2002(C)	2003(C)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	**(Mt)**	1.2	1.3	2.4	2.7	1.5	2.4
Overall Yield	**(%)**	73	67	78	74	71	75
Sales							
Thermal Coal	**(Mt)**	0.7	1.0	1.0	1.1	1.2	1.8
Total	**(Mt)**	0.7	1.0	1.0	1.1	1.2	1.8
Expenditure statistics							
Total Cash Costs	**(ZARm)**	87	160	167	193	259	293
Total Capital Expenditure	**(ZARm)**	5	26	19	19	31	24
Expenditure efficiencies							
Total Cash Costs	**(ZAR/t treated)**	72.5	123.1	69.6	71.5	172.7	121.9
	(ZAR/t sales)	76.7	143.1	77.5	78.5	193.3	163.3

(C) Calendar Year ended 31 December.

2.6.7 North Block Complex

The North Block Complex comprises the following:

- Glisa Colliery;
- Strathrae Colliery;
- Eerstelingsfontein Project; and
- Belfast Project.

The operations in the North Block Complex are situated in Mpumalanga province between the towns of Carolina, Arnot and Machadodorp. Since 2001 North Block Complex has produced some 8.6Mt of coal. Historical production information appears in Table 2.27.

Glisa Colliery is situated approximately 280km east of Johannesburg, near the town of Belfast, in the province of Mpumalanga. The colliery produces a D-grade product which is mainly supplied to the domestic market. Glisa Colliery consists of opencast operations, which produce thermal coal for Eskom, and underground operations, which produce D-grade coal. The underground at Glisa Colliery will be depleted by March 2006 and the opencast at Glisa will be depleted by June 2006.

Strathrae Colliery is located approximately 200km northeast of Johannesburg and approximately 15km south of Wonderfontein on the Carolina–Wonderfontein road, in the province of Mpumalanga. It is a relatively new acquisition by Eyesizwe that was refurbished and commissioned in October 2004. The colliery produces thermal coal for Eskom and metallurgical B-grade coal. Strathrae Colliery is an opencast operation, with a 4-year LoM. Strathrae Colliery expects to reclaim 355kt of material from a dump, which will be sold to Eskom, over a 12-month period.

The Eerstelingsfontein Project area is located approximately 230km north-northeast of Johannesburg and 20km south from the town of Belfast. Eerstelingsfontein will be mined by means of an opencast operation using the strip mining method and RoM coal will be transported by road to the Strathrae plant.

The **Belfast Project** reserve area is located approximately 220km north-northeast of Johannesburg near the town of Belfast. A feasibility study has been conducted on this project.

Table 2.27 North Block Complex: Historical Production

Year	Opencast (Mt)	Underground (Mt)	Strathrae Discard Dump (Mt)	Strathrae West Pit (Mt)	Total (Mt)
2001(C)	0.3	0.5			0.8
2002(C)	0.5	0.6			1.1
2003(C)	1.2	0.5			1.7
2004(C)	1.6	0.7	0.2		2.5
2005(C)	1.7	0.7	0.4	0.1	2.9
Total	**5.0**	**3.0**	**0.5**	**0.1**	**8.6**

(C) Calendar Year ended 31 December.

Details on the North Block Complex's infrastructure appear in Table 2.28 and details of the North Block Complex's historical operating statistics appear in Table 2.29.

Table 2.28 North Block Complex: Current Infrastructure

Type	Infrastructure	Detail
Mine Access		
– Glisa opencast	Truck and shovel	Short life asset with operating capacity of approximately 1,500kt of coal in 2005 and 2006.
– Glisa underground	Highwall entry	Short life asset with operating capacity of approximately 500kt of coal.
– Strathrae opencast	Truck and shovel	Short life asset with operating capacity of approximately 5,000kt of coal.
– Eerstelingsfontein opencast	Truck and shovel	Medium life asset with operating capacity of approximately 2,980kt of coal between 2010 and 2012.
Process Facilities		
– Glisa	Crushing plant High Grade Coal Plant	Medium life asset. Medium life asset.
– Strathrae	DMS plant	Short life asset with current operating capacity of approximately 250ktpm comprising conventional coal circuits to produce export coal.
Tailings Facilities	Various slurry ponds	Medium life asset.

Table 2.29 North Block Complex: Historical Operating Statistics

Statistics	Units	2001(C)	2002(C)	2003(C)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	(kt)	830.0	1,040.0	1,700.0	2,500.0	2,980.0	2,193.0
Overall Yield	(%)	100	100	100	100	94	96
Sales							
Thermal Coal	(kt)	821	1,138	1,717	2,518	3,063	1,780
Metallurgical Coal	(kt)						319
Total	(kt)	821	1,138	1,717	2,518	3,063	2,099
Expenditure statistics							
Total Cash Costs	(ZARm)	40	69	93	150	187	149
Total Capital Expenditure	(ZARm)	10	2	11	46	3	7
Expenditure statistics							
Total Cash Costs	(ZAR/t treated)	48.2	66.3	54.7	60.0	62.8	68.1
	(ZAR/t sales)	48.7	60.6	54.2	59.6	61.1	71.1

(C) Calendar Year ended 31 December.

2.6.8 Twistdraai Colliery

The Twistdraai Colliery is located in the centre of the Highveld Coal field, some 11km east of Secunda in the Mpumalanga Province. The region is typified by low rolling hills typical of the Karoo Sequence of the Highveld region. The Colliery is situated predominantly on the farms Goodehoop 290IS, Grootvlei 293IS, and Frischgewaagd 294IS in close proximity to the Sasol Synfuels factory in Secunda. The export mine at Twistdraai was commissioned in 1996. A total of 27.88Mt of coal has been exported, beneficiated from 76.05Mt at the Twistdraai Export Plant from 1996 through to 30 June 2005. During January 2006 Sasol signed a Memorandum of Understanding with Eyesizwe to acquire a 35% stake in Twistdraai Colliery.

2.6.9 Sintel Char Project

Kumba Coal was given board approval to commence with construction of a Sintel Char Plant in the vicinity of the Grootegeluk coal mine. Construction is set to commence in 2006 with commissioning planned for the latter half of 2007. The objective of the Sintel Char Plant is to convert metallurgical suitable coal to a high carbon product by taking out all unwanted volatiles and tars and carbonising the product to a desired hardness and reactivity. The sintel char to be produced is used in the South African ferrochrome industry, which uses a blend of coal as a reductant in the smelting process.

The Sintel Char Project is expected to commence production in 2007 and ramp up to full production by 2009, processing some 210ktpa to produce some 138ktpa of Lumpy Char and some 11ktpa of Char (<20mm). Estimated real capital expenditures for the project are expected to be some ZAR182m.

2.6.10 Inyanda Project

The Inyanda Project is located on the farm Kalbasfontein 284JS, Witbank district, 14kms north of Witbank. Kumba Coal owns the surface rights to Portion 21 of the farm Kalbasfontein 284 JS. An application for a "new order" Mining Right for the Remaining Extent of Portion 20, Portion 21 and Portion 22 of the farm Kalbasfontein 284 JS was submitted to the DME on 27 October 2004. The Inyanda Project is an equal joint venture between Eyesizwe and Kumba Coal. The project has been approved by both the Kumba Coal and Eyesizwe boards.

The Inyanda Project is expected to commence production in 2007 and ramp up to full production by 2008, processing some 1.4Mtpa to produce an average of 1Mtpa of A-grade export steam coal. Estimated real capital expenditures for the project are expected to be some ZAR257m over the life of the mine.

2.6.11 Mafube JV Phase II Project

Mafube Colliery is a 50:50 joint venture between Anglo Coal and Eyesizwe. Mafube Colliery is located approximately 180km east of Johannesburg, between the towns of Middleburg and Belfast, in the Province on Mpumalanga.

The No. 1 and No. 2 seams at the colliery will be exploited in two phases:

- Mafube JV Phase I is currently expected to supply approximately 1,180ktpa of coal to Eskom's Arnot power station until 2007; and

- The Mafube JV Phase II Project will be a large opencast mine supplying an average of 6Mtpa RoM to a coal processing plant to produce an average of 2.7Mtpa of "A" grade export quality thermal coal and supply an average 2.1Mtpa of middlings coal to Eskom's Arnot power station. The project is expected to commence production in 2007 and ramp up to full production by 2008. Anglo coal commenced with the Phase II Project feasibility study in August 2004.

According to the agreement Exxaro will only participate in the Mafube JV Phase II Project, and the FM and associated NPVs in Section 14 reflect Phase II only. Estimated real capital expenditures for the project are expected to be some ZAR2,000m. Two Scenarios are presented in the CPR, Scenario I excludes Nooitgedacht Inferred Resources and Scenario II includes Nooitgedacht Inferred Resources.

2.6.12 Belfast Project

The Belfast Project is located approximately 7km to the south of the town of Belfast. The project area is linked to the N4 national road and the main railway line to Maputo. It is also connected via Carolina with the Richards Bay line. The project will mine export and thermal coal using opencast and underground mining methods.

The Belfast Project is expected to commence production in 2008 and ramp up to full production by 2010, processing some 2Mtpa to produce an average of 1.2Mtpa of washed coal and 0.7Mtpa of coal for supply to Eskom. Estimated real capital expenditures for the project are expected to be some ZAR188m.

2.6.13 Ingcambu Project

The Ingcambu Project is situated 5km north east of Ermelo in the province on Mpumalanga. Ingcambu is a joint venture between Ingcambu Investment (Proprietary) Limited (40%); Eyesizwe (50%) and Anglo Khula Mining Fund (10%). The project mines export and thermal coal using opencast and underground mining methods.

The Ingcambu Project has commenced production in 2005 and is expected to process some 0.7Mtpa to produce some 0.25Mtpa of Eskom middlings and 0.25Mt of export steam coal in 2006. The level of confidence in the data is limited, and therefore SRK have restricted the LoM to 2006 (the LoM is limited to access to portion 26 of the farm Uitgevallen – for further details refer to Section 3.3.5).

2.7 Heavy Minerals

Exxaro's Heavy Minerals interests comprise a 100% interest in Ticor, Ticor SA and Ticor Smelter. Exxaro has an option to acquire 100% of Namakwa Sands and Ticor SA has an option to acquire 100% of the Toliara Sands Project.

2.7.1 Hillendale Mine

Ticor SA currently operates the Hillendale Mine, 20km southwest of Richards Bay, where mining of heavy mineral sands is undertaken. Initial processing of the heavy mineral sands ore is performed in the Primary Wet Plant ("PWP") located at Hillendale Mine. The Heavy Mineral Concentrate ("HMC") is transported by 35t road trucks to the Central Processing Complex ("CPC") in Empangeni, some 20km west of Richard's Bay, where the HMC is treated in the Mineral Separation Plant ("MSP"). Final zircon and rutile products are exported from the MSP via Richards Bay harbour. The crude ilmenite product from the MSP is used as feedstock for the Ticor Smelter smelters at the CPC, where TiO_2 slag and low manganese pig iron are produced. Saleable products include: ilmenite; chlorinatable TiO_2 slag; sulphatable TiO_2 slag; zircon; rutile and low manganese pig iron.

Exploration in these areas dates from the 1980s and, following the acquisition of the KwaZulu-Natal properties from Shell South Africa (Proprietary) Limited and Rhoex Limited in the 1990s, a feasibility study for the combined Iscor Heavy Minerals ("IHM") project commenced in 1995 and was completed in June 1996. This feasibility study formed the basis of a detailed engineering and design phase, commencing in November 1996, to which further technical adjustments were made during 1998, to improve the overall economics of the assets. Preliminary site construction at the Hillendale Mine and the CPC commenced in 1998, however, the Mittal Steel (formerly Iscor) board decided to delay the development of the IHM Project due to adverse market conditions and high interest rates. Following further technical improvements and optimisation studies the Mittal Steel board approved the implementation of the IHM project in March 2000. During April 2001 the mining of heavy minerals sands at the Hillendale Mine site commenced and the PWP was commissioned (refer to Table 2.30).

Table 2.30 Hillendale Mine: Historical Production

Statistics	Units	2001(C)	2002(C)	2003(C)	2004(C)	2005(C)
Production Statistics						
Tonnage Mined	(kt)	3,428	7,279	8,512	9,307	8,356

(C) Calendar Year ended 31 December.

Table 2.31 Hillendale Mine: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	Hillendale Main Open pit	Medium life asset with current operating capacity of 833ktpm or 9.99Mtpa RoM. Production from Hillendale is currently planned until early 2011; this implies a remaining life of 5.5 years.
Process Facilities	Hillendale PWP	Long life asset with operating capacity to produce 73ktpm of HMC per month or 876ktpa of HMC. The PWP throughput rate is 1,200tph or 816ktpm RoM feed. The PWP is planned to be transferred to Block P area after processing at Hillendale is completed.
Tailings Facilities	Hillendale Residue Dam	Medium life asset with operating capacity of 155ktpm of slimes or 1.86Mtpa of slimes. Hillendale mining operation is currently constrained by the Residue Dam settling capacity. Hillendale Residue Dam has an active area of 130Ha.
MSP	Empangeni	Long life asset MSP servicing Ticor SA mines and projects (Hillendale, Fairbreeze Project and Block P). MSP design capacity is 105tph of HMC feed.
Smelter	Ticor Smelter	Long life assets (two smelters) servicing Ticor SA mines and projects (Hillendale, Fairbreeze Project and Block P) and Toliara Sands project, Madagascar.

Table 2.31 above provides summary details of the current infrastructure servicing Hillendale Mine, type of operation and projected life.

Table 2.32 provides a summary of the principal operating statistics for the years 2001 to 2006. Cash cost expenditure statistics are available from 2003 onwards.

Table 2.32 Hillendale Mine: Historical Operating Statistics

Statistics	Units	2001(C)	2002(C)	2003(C)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnage Mined	(kt)	3,428	7,279	8,512	9,307	8,356	7,676
HMC	(kt)	335	726	817	655	581	468
Slimes Mined	(kt)	334	1,007	1,160	1,744	1,827	2,028
Ilmenite	(kt)	208	454	458	460	373	353
Zircon	(kt)	18	55	51	49	46	47
Rutile	(kt)	7	23	18	20	24	21
Pig iron	(kt)	–	–	36	75	105	75
Grades Recovered/Mined							
Heavy Minerals	% of ore tonnes	9.80%	10.00%	9.60%	7.00%	4.90%	5.00%
Slimes	% of ore tonnes	9.70%	13.80%	13.60%	18.70%	20.50%	26.42%
Ilmenite	% of HMC	62.00%	62.40%	56.00%	70.20%	68.00%	61.00%
Zircon	% of HMC	5.30%	7.60%	6.20%	7.50%	8.80%	8.70%
Rutile	% of HMC	2.20%	3.10%	2.20%	3.10%	3.90%	3.20%
Products and Feed Rates							
HMC Feed tonnage to MSP	(kt)	427.7	705.1	819.0	710.1	546.7	647.0
Ilmenite Crude	(kt)	212.5	453.7	457.3	459.4	373.2	339.0
Ilmenite Uric	(kt)	39.3	35.9	96.9	118.8	318.6	214.9
Ilmenite Roaster	(kt)	–	10.7	79.4	145.1	36.8	137.4
Ilmenite Feed to Smelter	(kt)	–	–	112.8	211.1	298.3	318.0
Total	(kt)	679.5	1,205.4	1,565.4	1,644.5	1,573.6	1,656.3

(C) Calendar Year ended 31 December.

2.7.2 Fairbreeze Project

The proposed Fairbreeze Project Mine is located 45km southwest of Richards Bay in the KwaZulu-Natal Province of South Africa. Fairbreeze Project is 47km by road from the CPC at Empangeni and 24km by road from the Hillendale Mine. A feasibility study was completed by Ticor SA during June 2005 on the Fairbreeze Project. During July 2005 the decision was taken by Ticor SA that owner operator mining would be used instead of using the services of a mining contractor. The Fairbreeze Project Mine will be required to supplement the HMC produced by the Hillendale Mine, to enable the MSP to operate at its design capacity of 105t HMC per hour. Access to the Fairbreeze Project will be via a new interchange directly from the Kwazulu-Natal N2 highway, which runs adjacent to the west of the deposits.

Fairbreeze Project was approved as the second mine to be developed in the original IHM feasibility study for the Ticor SA mineral sands operation. Original commissioning time for Fairbreeze Project was set at October 2003. Due to delays in the commissioning of the smelter at the CPC in Empangeni a large crude ilmenite stockpile inventory was created. As a result of this readily available stockpile construction of the Fairbreeze Project Mine was delayed by Kumba and Ticor.

Construction at the Fairbreeze Project Mine is expected to start in March 2006 with commissioning planned for July 2008. The proposed Fairbreeze Project Mine will consist of a hydraulic mining operation, a PWP and a residue disposal facility or slimes dam. The HMC will be transported by road to the CPC at Empangeni for processing in the MSP. Reject material from the MSP at the CPC will be transported back to the mine for blending and disposal with the sand tailings from the PWP. The Fairbreeze Project Mine PWP will have a capacity of 600tph of RoM feed.

A 9,000t bulk sample from the Fairbreeze Project C deposit was processed as part of the research conducted for the feasibility study. Pilot plant test work for the Fairbreeze Project deposit has also been completed.

The four separate orebodies that are available for mining are the Fairbreeze Project A, B, C and C Extension deposits. The Fairbreeze Project C and Fairbreeze Project C Extension orebodies have the highest total heavy mineral grades and will be mined first. The anticipated mine life for the C and C Extension orebodies is 10 years. The feasibility study predominantly focused on the Fairbreeze Project C and C Extension orebodies. In the future a separate feasibility study will be carried out for the potential mining of the Fairbreeze Project A and B deposits. The Fairbreeze Project C and C Extension deposits have a higher total heavy mineral grade and higher silt than the Hillendale deposit. In general the Fairbreeze Project deposits have good zircon grades, which will increase co-product sales.

Water for the Fairbreeze Project will be supplied by the Mhlathuze Water commission from the Mhlathuze River. Eskom will supply a 20MVA line to the Fairbreeze Project C Extension area, to the south west of the town of Mtunzini.

2.7.3 Toliara Sands Project

The Toliara Sands Project comprises the Ranobe heavy mineral deposit located 35km north of Toliara in southwest Madagascar and the Manombo-Monombe exploration tenements located to the north of Ranobe. Ticor SA has an option to acquire 100% of the Toliara Sands Project.

2.7.4 Tiwest JV

The current Tiwest JV operations comprise the mines at Cooljarloo near Cataby, approximately 170km north of Perth, the dry separation plant at Chandala near Muchea, approximately 70km north of Perth, and the port facilities and pigment plant at Kwinana approximately, 40km south of Perth.

Table 2.33 Tiwest JV: Historical Operating Statistics

Statistics	Units	2001(C)	2002(C)	2003(C)	2004(C)	2005(C)	2006(C)
Production Statistics							
Cooljarloo North	(kt)	5,358	2,960	5,735	5,790	5,394	6,229
Cooljarloo South	(kt)	15,096	14,326	14,301	15,814	18,650	19,375
Total	(kt)	20,454	17,286	20,091	21,604	24,044	25,604
Products							
Ilmenite	(kt)	437	438	433	472	442	478
Zircon	(kt)	81	78	80	76	70	76
Rutile	(kt)	28	34	34	35	32	30
Leucoxene	(kt)	14	23	31	21	24	18
Total	(kt)	560	573	578	604	568	602

(C) Calendar Year ended 31 December.

2.7.5 Namakwa Sands

The location of the mine site is 500km from Cape Town on the West Coast at Brand-se-Baai with the nearest towns Koekenaap, Lutzville and Vredendal. The mine is divided in an East and West section each with a PCP. The MSP is 50km from the mining site on the way to Vredendal. The Smelter is located 300km further on the way to Cape Town on the coast at Port of Saldana. The products are dispatched from the port.

Namakwa Sands was founded in 1994. The project was initiated in two phases at a total nominal cost of ZAR2.1 billion. At full capacity, 17Mtpa of ore is mined to produce 200ktpa of titania slag, 120ktpa of pig iron, 25ktpa of rutile and 125ktpa of zircon. Namakwa Sands forms part of the Base Metals Division of Anglo American Plc.

Further details on Namakwa Sands will be filed in a Circular to Shareholders later this year should Exxaro decide to exercise the option to acquire Namakwa Sands.

2.7.6 MRNL

MRNL is a junior Australian exploration company, which discovered heavy mineral deposits north of the town of Toliara is south-west Madagascar, extending some 150km north to Morombe. There are two lease areas, Ranobe and Manombo-Marombe, together designated the Toliara Sands Project.

An option agreement with MRNL covering the Toliara Sands Project was signed in November 2003. At the same time a back-to-back agreement was signed giving Exxaro a 100% stake in the project together with a commitment to provide 100% of the funding.

An option fee of USD2m has been paid, giving Exxaro exclusive rights to the Toliara Sands Project. Exxaro will fund exploration and feasibility studies. On exercise of the option MRNL will be paid approximately 30% of the project NPV, a proportion of the NPV at the time of financing and the balance at commissioning.

2.8 Base Metals

Exxaro's Base Metals interests comprise a 89.5% interest in Rosh Pinah, a 100% interest in Zincor and an effective 22% interest in Chifeng (after Phase III of the plant is commissioned).

2.8.1 Rosh Pinah

Rosh Pinah is situated in the Karas region of southwest Namibia, Southern Africa, some 800km south of the capital city of Windhoek. Located at latitude 27°56'S and longitude 17°03'E, the site is accessed via a gravel road from the regional town of Keetmanshoop. Exploration, development and production history in the area dates from 1915 leading to discovery of the sulphide deposits in 1964 and construction of Rosh Pinah in 1967.

Production commenced in 1969 and continued until 1993 when Imcor Zinc (Proprietary) Limited was placed in liquidation. Following a period negotiation with the Namibian Government Rosh Pinah ceded the mining rights associated with the mine to PE Minerals, and Iscor sold a 5% interest in Rosh Pinah to three Namibian empowerment groups. This has since diluted to 4.4%. A further 6.1% interest was obtained by PE Minerals for vesting certain exploration properties into Rosh Pinah.

Kumba has also stated its intention to dispose of a further 39.5% to similar empowerment groups in due course. Mining recommenced, and total mine production since 1967 is estimated at some 21Mt grading 8% zinc and 2.4% lead. Rosh Pinah comprises a mechanised underground operation processing through a conventional crushing-milling-flotation circuit with an operating capacity of 65ktpm.

Rosh Pinah has a 5-year LoM. Regional exploration has been carried out and no significant new orebodies have been identified. Recently, the regional exploration program was stopped, and three alternative plans have been considered. These are:

- Manage to closure (5-year LoM);
- Sustain operation with annual exploration drilling to extend life of existing orebodies (estimated life is 5-year LoM plus 8 additional years); and
- Modified focus plan – a plan to increase development and drilling of existing orebodies to achieve a 10-year LoM in three years, and thereafter to maintain this on an annual basis.

This report is based on the manage-to-closure (5-year LoM) option. This option is not necessarily the way forward. This report is done on the manage-to-closure option due to the reliance on known reserves and resources only.

Table 2.34 Rosh Pinah: Historical Production

Year	Tonnes Milled	Grades		Metal Recovered	
	(Mt)	Zinc (%)	Lead (%)	Zinc (kt)	Lead (kt)
1970–1980[(1)]	4.9	7.5	2.3	302.0	86.6
1981–1990[(1)]	5.3	7.5	2.2	324.8	87.2
1991–1996[(1)]	5.1	7.0	2.1	313.4	86.9
1997[(F)]	0.5	7.4	2.6	30.7	11.1
1998[(F)]	0.5	9.0	3.0	35.8	11.9
1999[(F)]	0.5	9.3	3.2	38.4	12.6
2000[(F)]	0.6	8.4	2.8	39.7	11.5
2001[(F)]	0.6	7.3	2.5	35.7	11.1
2002[(F)]	0.6	7.4	2.5	37.7	10.8
2003[(F)]	0.7	8.7	2.4	41.0	11.3
2003[(H2)]	0.4	9.7	3.3	21.8	5.4
2004[(C)]	0.7	10.8	2.9	66.1	14.1
2005[(C)]	0.7	9.9	3.3	69.2	14.0
Total	**21.1**	**8.0**	**2.4**	**1,356.2**	**374.7**

(1) Grades – weighted averages of 1988-2001, Recoveries based on weighted averages of 1996–2005.

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.35 indicates summary details of the infrastructure currently servicing Rosh Pinah, type of operation and projected life. Zinc concentrate is sold directly for consumption at Zincor Refinery and Lead concentrate is exported via port facilities at Walvisbay.

Table 2.35 Rosh Pinah: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	Decline No. 1	This is situated in the central portion of the mine with portal access at the 400m level and provides access for: personnel and materials, waste transportation and intake ventilation. Access to the lower levels at 50L is via main haulages and spiral ramps.
	Decline No. 2	This is situated in the southern portion of the mine with portal access at the 400m level and provides access for personnel and materials, waste transportation and intake ventilation. Access to the lower levels at 50L is via main haulages and spiral ramps.
	Decline No. 3	Situated in the immediate vicinity of Decline No. 1 with portal access at the 400m level, this provides access for transportation of ore via conveyor and has a capacity of 100ktpm.
Process Facilities	Rosh Pinah Plant	Short life asset with operating capacity of 750-800ktpa and conventional crushing, milling and flotation circuits to produce base metal concentrates.
Tailings Facilities	No. 1 Dam	Short life asset comprising an unlined facility.

Table 2.36 provides a summary of the principal operating statistics at Rosh Pinah.

Table 2.36 Rosh Pinah: Historical operating statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	(kt)	600	670	367	700	713	775
Metal Grades							
Zinc	(%)	7.4	8.7	9.7	10.8	9.9	11.2
Lead	(%)	2.5	2.4	3.3	2.9	3.3	2.3
Development	(m)	2,716	3,941	1,920	3,825	4,485	3,000
Zinc Metal Recovery	(%)	81.9	84.0	85.5	86.5	84.4	86
Lead Metal Recovery	(%)	75.8	74.2	76.7	71.8	75.5	75
Sales							
Zinc Concentrate	(kt)	76	91	54	124	126	126
Lead Concentrate	(kt)	31	23	18	27	25	24
Zinc Concentrate Grade	(%)	53.4	53.7	53.6	53.6	54.9	55
Lead Concentrate Grade	(%)	46.7	51.6	51.9	51.7	56.5	55
Expenditure Statistics							
Total Cash Costs	(NADm)	127	161	94	241	268	307
Total Capital Expenditure	(NADm)	35	33	9	28	37	11
Expenditure Efficiencies							
Total Cash Costs	(NAD/t treated)	211.7	240.3	256.1	344.3	375.9	396.1
	(NAD/t Zinc concentrate)	1,671.1	1,769.2	1,740.7	1,943.5	2,127.0	2,436.5

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.8.2 Zincor

Located 50km east of Johannesburg in Springs, Zincor is an electrolytic zinc plant with the capacity to produce 110ktpa of zinc metal and 170ktpa of sulphuric acid. The plant employs some 569 permanent people and 186 contractors and processes some 230ktpa of zinc concentrate, sourced predominantly from Rosh Pinah and Black Mountain. Zincor is currently the only zinc refinery in South Africa.

The majority of sales are made to customers in the galvanising, zinc chemical and zinc alloy industries. The plant's pricing structures are linked to the London Metals Exchange. The plant is on the site of an old Gold Fields of South Africa Limited gold plant (Vogels), and some of the old plant buildings and equipment (tanks, thickeners, etc.) are still in use. The zinc plant was commissioned in 1968 with two concentrate roasters. Subsequently two larger roasters were also installed, the first in 1975, the second in 1980.

Table 2.37 Zincor: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Zinc	(kt)	176	116	55	106	102	111
Acid	(kt)	105	187	85	169	168	155
Sales							
Zinc	(ZARm)	863	799	346	736	913	1,181
Acid	(ZARm)	39	45	21	46	51	51
By-product	(ZARm)	7	11	5	10	13	2
Total Revenue	(ZARm)	909	855	372	792	977	1,234
Expenditure Statistics							
Production Costs	(ZARm)	728	831	394	765	966	921
Total Capital Expenditure	(ZARm)	54	33	11	34	34	40
Expenditure Efficiencies							
Cost per ton Zinc/Acid produced	(ZAR/t acid)	2,591	2,743	2,814	2,782	3,578	3,278

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.8.3 Chifeng Phase

The Chifeng smelter is located in Chifeng City, which is the second largest city of Inner Mongolia Autonomous Region and about 500km north east of Beijing. The distance from the center of the city to the smelter is about 5.5km.

Chifeng is a joint venture, established by Kumba Base Metals China Limited (Hong Kong), Chifeng Hongye Zinc-smelting Company Limited and Chifeng Baiyinnuoer Lead and Zinc Mine in July 2003 with total assets of RMB785m. The annual production capacity of the smelter is 50ktpa of electrolytic zinc, and 90ktpa of sulphuric acid. The bulk of the main product, zinc ingot, and by-product, sulphuric acid, are sold in the Northeast and the North of China. Some of the production is exported to Korea and Japan. To fully utilise the resource advantages in Chifeng region and to transfer resources into economic growth an expansion strategy is followed. The Phase 3 project, currently under construction, is focused on increasing the production to 110ktpa of zinc products, and 180ktpa of sulphuric acid. The current ownership structure is: Hongye 100% of Phase I (23,75ktpa zinc) and 26% of Phase II (25ktpa zinc). Baiyinuoer Mines 14% of Phase II (25ktpa zinc) and Kumba 60% of Phase II (25ktpa zinc). Phase II pays a rental lease (fixed on a quarterly basis and variable on an annual basis) for the equipment in Phase 1. Exxaro will have a 25% interest in Chifeng Phase III Project, which is expected to commence production in 2007, processing some 110ktpa of zinc concentrate to produce some 52ktpa of zinc metal and alloy. This will give Exxaro an effective 22% interest in Chifeng.

The decision to build a smelter in Chifeng City was made by the Chifeng municipal government to exploit the rich lead-zinc deposits in the region. The smelter was built on the outskirts of Chifeng near the Yingjin river in the early 1990s, and was progressively commissioned between August 1994 and September 1995. In 1999 the smelter was transformed from a State-owned enterprise to a limited liability company. In 2001 discussions with Kumba resulted in a decision to cooperate in a joint venture. Kumba's 60% share in the JV was secured by an injection of USD18m in order to fund the expansion work at the Chifeng site, namely the provision of a new calcine handling facility, expansion and development of leaching and purification and their conversion from batch processing to continuous, the addition of a second tankhouse, induction furnace and casting line and the provision of an additional steam boiler. The expansion, providing a design capacity of 50ktpa slab zinc, was commissioned at the end of 2003.

Table 2.38 Chifeng Phase II: Historical Operating Statistics(1), (2)

Statistics	Units	2003(C)	2004(C)	2005(C)
Sales				
Zinc Metal	(t)	2,670	12,305	14,664
Acid	(t)	3,982	16,963	8,441
Zinc Metal in Dross	(t)	72	324	386

(1) Chifeng commenced production during 2003 (numbers are effective from 1 August 2003).

(2) The above table reflects Exxaro's 60% of Phase II production (excluding the Phase I portion of production).

2.8.4 Black Mountain Mine and Gamsberg Project

The Black Mountain base metal mine exploits lead, zinc, copper and silver from the mining of ore by underground methods from various deposits. The mine produces three concentrates with the zinc concentrate delivered to Zincor. Lead and copper concentrates are exported to various smelters worldwide via Saldanha, from which silver is also extracted. The mine was originally destined to be closed in 2002 but the discovery and development of the Deeps project has resulted in an extension of mining to at least 2014.

The Black Mountain mine is located adjacent to the town of Aggeneys in the Northern Cape Province, South Africa some 110km east of the regional centre of Springbok.

Further details on the Black Mountain Mine and Gamsberg Project will be filed in a circular to shareholders later this year should Exxaro decide to exercise the option to acquire the Black Mountain Mine and Gamsberg Project.

2.9 **Industrial Minerals**

Exxaro's industrial minerals interests comprise the Glen Douglas Mine and Kumba FerroAlloys.

2.9.1 Glen Douglas

Glen Douglas is situated in the Magisterial District of Vereeniging, Gauteng Province, South Africa, some 65km south of Johannesburg. Located at approximately latitude 26°31'S and longitude 28°04'E, the site is accessed via the R59 between Johannesburg and Vereeniging.

Glen Douglas is an open pit-mine producing products comprising metallurgical dolomite, aggregate and agricultural lime. The dolomite is sold to Mittal Steel's Vanderbijlpark and Newcastle Works and the aggregate and lime to a wide range of customers in Gauteng and the Free State Province.

Exploration and development dates from 1954, and mining operations commenced in 1957. Total tonnes mined is some 18.4Mt producing some 17.3Mt of products.

Two pits are mined by the open pit and truck methods. The pits are designated B and C: B pit rock is high in silica (>2.5%) and supplies the aggregate industry, while C pit rock contains <2.5% SiO_2 and supplies the metallurgical industry, essentially Mittal Steel. The current pit strip ratio is approximately 1:1. About 1.5Mt of dolomite is mined per year.

Annual sales are approximately 1.4Mt of dolomite. This is distributed as follows:

- Steel industry – 50%;
- Aggregate – 47%; and
- Agricultural lime – 3%.

Product shipping is 50% by rail (essentially metallurgical grades) and 50% by road.

Table 2.39 Glen Douglas: Historical Production

Year	Tonnes treated (RoM) kt	Metallurgical dolomite kt	Aggregates kt	Total Products kt
1991–2000	10.3	6.5	3.5	10.0
2001(F)	1.0	0.6	0.4	1.0
2002(F)	1.3	0.6	0.6	1.2
2003(F)	1.4	0.6	0.6	1.2
2003(H2)	0.7	0.3	0.3	0.6
2004(C)	2.2	1.0	1.0	2.0
2005(C)	1.5	0.7	0.7	1.3
Total	**18.4**	**10.3**	**7.1**	**17.3**

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.40 gives summary details of the infrastructure currently servicing Glen Douglas, type of operation and projected life.

Table 2.40 Glen Douglas: Current Infrastructure

Type	Infrastructure	Detail
Mine Access	A Pit and B Pit	Long Life asset with operating capacity of 120ktpm RoM and 135ktpm waste mined.
Process Facilities	No.1 Plant	Long life asset with operating capacity of 120ktpm comprising conventional crushing circuits to produce Metallurgical dolomite and Aggregate products.
Tailings Facilities	Settling Pond	Long life asset used for temporary storage of fines.

Table 2.41 gives a summary of the principal operating statistics for Glen Douglas.

Table 2.41 Glen Douglas: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Tonnes Treated	**(kt)**	1,357	1,420	720	2,234	1,451	1,489
Waste Mined	**(kt)**	1,207	1,407	790	2,221	1,525	1,750
Stripping Ratio	**(tw:to)**	0.9	1.0	1.1	1.0	1.1	1.2
Overall Yield	**(%)**	95	93	94	94	93	97
Sales							
Metallurgical Dolomite	**(kt)**	560	642	337	997	669	720
Aggregates	**(kt)**	650	585	292	998	656	680
Agricultural lime	**(kt)**	94	94	36	110	21	46
Total	**(kt)**	1,304	1,321	665	2,105	1,346	1,446
Expenditure Statistics							
Total Cash Costs	**(ZARm)**	38.3	47.1	27.9	88.9	61.3	69.8
Total Capital Expenditure	**(ZARm)**	3.2	3.9	0.4	7.3	5.4	13.4
Expenditure Efficiencies							
Total Cash Costs	**(ZAR/t treated)**	28.2	33.2	38.7	39.8	42.3	46.9
	(ZAR/t sales)	29.4	35.7	41.9	42.2	45.6	48.3

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

2.9.2 Kumba FerroAlloys

The Kumba FerroAlloys facility is located in Pretoria close to the Kumba head office. The plant is designed to produce 3ktpa atomized Crude ferrosilicon ("FeSi") powder, but is currently producing 6ktpa following the upgrading of the plant and productivity improvements. The plant can be expanded.

FeSi is widely used in the iron ore and steel industry as a ferro-alloy in lump or granular form and contains 75% silicon. These lumps are diluted with scrap steel to contain 15% silicon, melted and atomized. In the atomized form FeSi powder consists of extremely fine spherical particles of the alloy for use in dense medium separation applicable to a wide variety of mineral extraction processes.

FeSi powder is made by atomization of molten FeSi with a high-pressure stream of inert nitrogen gas. The result is a high-grade powder with superior qualities in respect of sphericity, degradation resistance, specific gravity and magnetic properties.

Table 2.42 Kumba FerroAlloys: Historical Operating Statistics

Statistics	Units	2002(F)	2003(F)	2003(H2)	2004(C)	2005(C)	2006(C)
Production Statistics							
Coarse Ferrosilicon	**(kt)**	2.48	3.38	1.86	3.74	3.86	4.01
Fine Ferrosilicon	**(kt)**	1.69	1.74	0.72	1.90	2.17	2.26
Other Ferrosilicon	**(kt)**	0.16	0.24	0.13	0.01	0.04	0.04
Expenditure Statistics							
Production Costs	**(ZARm)**	18.3	23.7	10.7	29.4	34.4	36.9
Total Capital Expenditure	**(ZARm)**	–	0.6	0.5	–	1.9	2.4
Expenditure Efficiencies							
Cost	per			ton			Coarse
Ferrosilicon produced	**(ZARm/t)**	7,353	7,030	5,775	7,869	8,923	9,192

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

3. EQUITY VALUE

The equity value of the company is based on the sum of the parts approach combining: the valuation of the Material Properties as represented by the sum of Enterprise Values, Valuation of Mineral Rights, Exploration Properties, and Non-LoM Resources and Valuation Adjustments.

In addition and based on the 306 million fully diluted ordinary shares in issue as at 1 January 2006, SRK has derived an Equity Value per share which can be compared to the latest available market price as at 31 December 2005, which was ZAR102.00 for Kumba. The 306 million shares does not take into account the issues of new shares, the *pro rata* repurchase of shares and the proposed issue of management incentive shares by Exxaro on the effective date of the transaction. Details regarding these share issues are contained in the circular to shareholders. The resulting ratio relating Equity Value to share price is included for presentation purposes only, and no detailed analysis is included as to the rational or appropriateness of such a ratio. Furthermore, SRK notes that the Equity Value as presented is done so in accordance with the Listings Requirements and is not intended to constitute an opinion or recommendation as would normally be expected in terms of a "fair and reasonable" statement.

Table 3.1 Kumba Equity Value Analysis – Scenario I

	Units	Attributable Value (ZARm)
Mineral Rights, Exploration Properties and Non-LoM Resources	(ZARm)	1,682
Value of Material Properties	(ZARm)	34,982
Valuation Adjustments	(ZARm)	(4,078)
Equity Value	(ZARm)	32,586
Ordinary Shares in Issue on 1 January 2006	(No)	306,000,000
Equity Value Per Share	(ZAR/share)	106.49

Table 3.2 Kumba Equity Value Analysis – Scenario II

Valuation Components	Units	Attributable Value (ZARm)
Mineral Rights, Exploration Properties and Non-LoM Resources	(ZARm)	1,682
Value of Material Properties	(ZARm)	37,747
Valuation Adjustments	(ZARm)	(4,078)
Equity Value	(ZARm)	35,351
Ordinary Shares in Issue on 1 January 2006	(No)	306,000,000
Equity Value Per Share	(ZAR/share)	115.53

Table 3.3 Eyesizwe Equity Value Analysis – Scenario I

Valuation Components	Units	Attributable Value (ZARm)
Mineral Rights, Exploration Properties and Non-LoM Resources	(ZARm)	268
Value of Material Properties	(ZARm)	1,928
Valuation Adjustments	(ZARm)	(187)
Equity Value	(ZARm)	2,009

Table 3.4 Eyesizwe Equity Value Analysis – Scenario II

Valuation Components	Units	Attributable Value (ZARm)
Mineral Rights, Exploration Properties and Non-LoM Resources	(ZARm)	268
Value of Material Properties	(ZARm)	2,147
Valuation Adjustments	(ZARm)	(187)
Equity Value	(ZARm)	2,228

Table 3.5 Exxaro Equity Value Analysis – Scenario I

Valuation Components	Units	Attributable Value (ZARm)
Mineral Rights, Exploration Properties and Non-LoM Resources	(ZARm)	1,426
Value of Material Properties	(ZARm)	18,741
Valuation Adjustments	(ZARm)	(5,813)
Equity Value	(ZARm)	14,354
Ordinary Shares in Issue on 1 January 2006	(No)	306,000,000
Equity Value Per Share	(ZAR/share)	46.91

Table 3.6 Exxaro Equity Value Analysis – Scenario II

Valuation Components	Units	Attributable Value (ZARm)
Mineral Rights, Exploration Properties and Non LoM Resources	(ZARm)	1,426
Value of Material Properties	(ZARm)	20,923
Valuation Adjustments	(ZARm)	(5,813)
Equity Value	(ZARm)	16,536
Ordinary Shares in Issue on 1 January 2006	(No)	306,000,000
Equity Value Per Share	(ZAR/share)	54.04

4. CONCLUSION

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Material Properties. The LoM plans for the Material Properties, as provided to and taken in good faith by SRK, have been reviewed and adjusted by SRK where considered appropriate. SRK also note that the impact of any adjustments (both positive and negative) made by SRK to the underlying LoM plans have not been subjected to re-planning.

SRK note the relatively low impact of the valuation of Mineral Rights, Exploration Properties and non-LoM Mineral Resources. The valuation of such assets is highly subjective and SRK note that a lower level of certainty must be ascribed to this as compared with the Enterprise Values as reported herein.

Table 4.1 Summary Equity Value and Share Price: Equity Value ratios for Kumba

Valuation Scenarios	**Units**	
Equity Value		
Scenario I	**(ZAR/share)**	106.49
Scenario II	**(ZAR/share)**	115.53
Share Price/Equity Value		
Kumba Share Price – 1 January 2006	**(ZAR)**	102.00
Scenario I	**Ratio**	0.96
Scenario II	**Ratio**	0.88

Table 4.2 Summary Equity Value: Equity Value for Eyesizwe

Valuation Scenarios	**Units**	
Scenario I	(ZARm)	2,007
Scenario II	(ZARm)	2,228

Table 4.3 Summary Equity Value: Equity Value for Exxaro

Valuation Scenarios	**Units**	
Scenario I	**(ZARm)**	14,354
Scenario II	**(ZARm)**	16,536

5. ACCESS TO THE COMPLETE CPR

The complete CPR is available for downloading at the following website address: **www.kumbaresources.com**

Roger Dixon
Corporate Consultant
SRK Consulting

H G Waldeck
Partner and Principal Mining Engineer
SRK Consulting

PRINTED BY INCE (PTY) LTD

REF. W2CF00733